Filed pursuant to Rule 424(b)(3)
Registration No. 333-178048

PROSPECTUS

EXOPACK HOLDING CORP.

Offer to exchange $235,000,000 aggregate principal amount of

10% Senior Notes due 2018

which have been registered under the Securities Act

for

$235,000,000 aggregate principal amount of

10% Senior Notes due 2018

which have not been registered under the Securities Act

The exchange offer will expire at 5:00 p.m., New York City

time, on January 10, 2012, unless we extend it.

Key Terms of The Exchange Offer

•

We are offering to exchange registered 10% Senior Notes due 2018 (“new notes”) for all of our old unregistered 10% Senior Notes due 2018 (“old notes”). The old notes and the new notes are collectively referred to herein as the “notes.” The new notes will be guaranteed on a senior unsecured basis by all of our existing and future domestic restricted subsidiaries. All references to the notes include references to the related guarantees.

•

The terms of the new notes to be issued in this exchange offer will be identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions, and the transfer restrictions applicable to the old notes, will not be applicable to the new notes.

•

The Bank of New York Mellon Trust Company, N.A. is serving as the exchange agent. If you wish to tender your old notes, you must complete, execute and deliver, among other things, a letter of transmittal to the exchange agent no later than 5:00 p.m., New York City time, on the expiration date.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	Any old notes not validly tendered will remain subject to existing transfer restrictions.

•

The exchange of the old notes for the new notes pursuant to the exchange offer will not be a taxable event for United States federal income tax purposes. See “United States Federal Income Tax Considerations.”

•	We will not receive any proceeds from the exchange offer.

•	The new notes will not be listed on any securities exchange or included in any automated quotation system.

See “Risk Factors” on page 21 of this prospectus for a discussion of risks that you should consider before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 6, 2011

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes it receives. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that we will promptly provide each broker-dealer holding old notes with such number of copies of this prospectus, in conformity in all material respects with the requirements of the Securities Act and the Trust Indenture Act of 1939, as amended, and the rules and regulations thereunder, as such broker-dealer may request prior to the expiration of the period beginning when new notes are first issued in this exchange offer and ending upon the earlier of the expiration of the 180th day after this exchange offer has been completed or such time as such broker-dealers no longer own any notes.

i

FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements. These statements include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. These forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to the following:

•	intense competition in the flexible packaging markets may adversely affect our operating results;

•

the profitability of our business depends on the price and availability of polyethylene resin and paper, two of our principal raw materials, and our ability to pass on polyethylene resin and paper price increases to customers;

•	our business is affected by global economic factors including risks associated with a recession and our customers’ access to credit;

•	we are subject to the risk of loss resulting from nonpayment or nonperformance by our customers;

•	financial difficulties and related problems at our vendors, suppliers and other business partners could result in a disruption to our operations and have a material adverse effect on our business;

•	fluctuations in the equity market may adversely affect our pension plan assets and our future cash flows;

•	energy price increases could adversely affect the results of our operations;

•	we may be unable to adapt to technological advances in the packaging industry;

•	we may be unable to protect our proprietary technology from infringement;

•	our operations could expose us to substantial environmental costs and liabilities;

•	we may not be able to obtain additional funding, if needed;

•	we may, from time to time, experience problems in our labor relations;

•	we are subject to risks related to our internal operations;

•	loss of third-party transportation providers upon whom we depend or increases in fuel prices could increase our costs or cause a disruption in our operations;

•	unexpected equipment failures may lead to production curtailments or shutdowns;

•	an affiliate of Sun Capital controls us and may have conflicts of interest with us in the future;

•

we are required to comply with Section 404 of the Sarbanes-Oxley Act, and there can be no assurance that we will be able to establish, maintain and apply effective internal control over financial reporting under applicable SEC rules promulgated under Section 404;

•	we may be adversely affected by interest rate changes;

•	numerous other factors over which we may have limited or no control may affect our performance and profitability;

•

our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes and New Term Loan Facility (as defined below), obtaining financing in the future and reacting to changes in our business;

•	despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt and this could further exacerbate the risks described above;

•	to service our indebtedness, we will require a significant amount of cash and our ability to generate cash depends on many factors beyond our control;

•	the indenture governing the notes and the credit agreements governing our Senior Credit Facility (as defined below) and New Term Loan Facility will restrict our operations;

•	we may not successfully complete the integration of Exopack Meat, Cheese and Specialty (“EMCS”);

•	we may be unable to realize the expected cost savings and other synergies from the EMCS acquisition into our business and operations;

•	we may be unable to successfully or timely complete the transition of equipment and business related to the EMCS acquisition to our existing facilities;

•

it is uncertain when our search for a new chief executive officer and chief financial officer will be completed, and a prolonged search for these positions, or the loss of other key individuals could disrupt our operations and harm our business; and

•

we are conducting a search for a new chief executive officer and a new chief financial officer, and until these positions are filled there may be an adverse effect on the performance of these functions.

You can often identify these and other forward-looking statements by the use of the words such as “may,” “will,” “could,” “would,” “should,” “expects,” “plans,” “anticipates,” “estimates,” “intends,” “potential,” “projected,” “continue,” or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements.

These statements are based on current expectations and assumptions regarding future events and business performance and involve known and unknown risks, uncertainties and other factors that may cause industry trends or our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements.

The foregoing factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. For a more detailed discussion of the principal factors that could cause actual results to be materially different, you should read our risk factors included below under “Risk Factors.”

Although we believe that expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We will assume no obligation to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or changes in our expectations, except as required by law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

PROSPECTUS SUMMARY

The following summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire prospectus and the documents to which we refer you. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

In this prospectus, “EHC,” “Company,” “we,” “our,” and “us” refer to Exopack Holding Corp. With respect to descriptions of our business contained in this prospectus, such terms refer to Exopack Holding Corp. and our subsidiaries.

Our Company

We are a provider of flexible packaging, film products, and specialty substrates based in North America and Europe. We design, manufacture and supply plastic and paper-based flexible packaging, film products and precision coated substrates to approximately 1,200 customers in a variety of industries, including the food, medical, pet food, chemicals, beverages, personal care and hygiene, lawn and garden and building materials industries, among others. We have 18 manufacturing facilities in the United States, Canada and the United Kingdom and one distribution warehouse in China. We provide packaging and films products for many of the world’s most well-known brands. Our primary strategy is to use a technologically advanced manufacturing platform coupled with excellent customer service in order to help our customers distinguish their brands and improve product shelf life.

The many products that we produce can be divided into four separate segments: (i) pet food and specialty packaging, (ii) consumer food and specialty packaging, (iii) performance packaging and (iv) coated products. Typically, customers decide whether to use paper or plastic packaging on the basis of end-use application, presentation considerations and the demands of particular filling processes. Such decisions may also be influenced by the relative importance of package size, sealability, shelf-appeal, durability, functionality and printability. Our pet food and specialty packaging segment produces products used in applications such as pet food, lawn and garden, charcoal, and popcorn packaging. The consumer food and specialty packaging segment produces products used in applications such as fresh meat, natural cheese and dairy products, beverage, frozen foods, confectionary, breakfast foods, personal care and unprinted films. The performance packaging segment produces products used in applications such as building materials, chemicals, agricultural products and food ingredient packaging. The coated products segment produces precision-coated films, foils, fabrics and other substrates for imaging, electronics, medical and optical technologies.

We offer our diverse array of paper and plastic packaging products and precision-coated substrates, including multi-wall bags, printed and laminated roll stock, stand-up pouches and coated films, in the following end markets, among others:

•	Food

•	Medical

•	Pet Food

•	Personal Care and Hygiene

•	Chemicals

•	Beverages

•	Cheese and Dairy

•	Fresh Meat

•	Lawn & Garden Products

•	Building Materials

•	Electronics

Industry Overview

The flexible packaging and coating industry manufactures a broad range of consumer and industrial packaging for use in diverse end markets. Multi-layer flexible polymer/paper structures and barrier laminates are used for food, medical, agricultural and personal care products, as well as other consumer and industrial uses, and are used in a variety of products that generally include plastic film, paper or a combination of the two.

Plastic films, which account for the largest share of market demand in the industry, have been increasingly popular in recent years and offer strong barrier performance, re-closeability and outstanding print characteristics. Plastic has been used to reduce packaging weight when switching from rigid packaging applications. Paper products are versatile and support vibrant graphics and color schemes, while offering both durability and freshness retention. Moreover, paper products are increasingly appealing to consumers who place emphasis on environmental concerns and value the ability to use renewable resources and the option to recycle such products.

According to the Flexible Packaging Association (“FPA”), the domestic flexible packaging market accounted for an estimated $25.5 billion in sales in 2010, and the market is expected to experience annual growth rates of approximately 3%. The flexible packaging industry is highly fragmented, as demonstrated by the number of flexible packaging manufacturers operating in North America, currently estimated at over 400.

Our Strategy

We intend to enhance our market position and operating results by leveraging our customer relationships, efficiently managing our procurement cost structure, maintaining our commitment to state-of-the-art production facilities and technologies, capitalizing on opportunities to realize operating efficiencies and selectively pursuing strategic acquisitions.

Leveraging Our Customer Relationships. We enjoy long-standing relationships with many of our customers. One of our top priorities has been to integrate our product offerings into our customers’ operations by providing high quality, cost-effective products that are tailored to our customers’ specific needs. We seek to offer enhanced service and support, anticipating customer needs and providing value-added solutions to customer problems. We have undertaken joint product development efforts with many of our customers, allowing us to manage our research and development expenditures and increase incentives for customers to remain loyal to us over the long term. Our formation through the consolidation of Cello-Foil Products, Inc., The Packaging Group and Exopack, LLC and subsequent acquisitions have provided us with additional opportunities to cross-sell our products to our customer base.

Efficiently Managing Our Procurement Cost Structure. We have multiple supply sources for paper, plastics and films and have maintained the majority of those relationships for over a decade. As one of the largest flexible packaging converters in the United States, we believe we are often able to use our increased size to secure volume pricing from our suppliers and expand our procurement reach.

We are currently focusing on efficiently managing the costs of raw materials, packaging and freight. To further these objectives, we are working to develop highly efficient procurement functions and innovative approaches to raw materials sourcing, including global sourcing arrangements. We continue to leverage purchasing across our organization and standardize the use of raw materials across facilities.

Continuing to Focus on Enhancing Our Product Mix Through State-of-the-Art Technology. Our production facilities have allowed us to improve our production flexibility and dependability. We use high-performance machinery and a broad range of state-of-the-art technologies. Recent investments include printing presses that can print up to ten colors, high efficiency pasted valve machines, co-extruded blown film extruders, heat sealable paper bag line and stand-up re-sealable pouch machines. We believe that a key factor that differentiates our services from those of our competitors is the state-of-the-art graphics and technical capabilities of our Customer Resource Center, located at our Spartanburg, South Carolina headquarters. In addition, to enhance the convenience that we strive to provide to our customers, we have continued to add features such as handles and advanced package re-closure systems.

We view our array of facilities and ongoing commitment to state-of-the-art technology as key drivers in our ability to provide an exceptional combination of service, performance and value. Strategically, we plan to grow our revenue base by providing customized packaging solutions and benefiting from an overall trend toward flexible, rather than rigid, packaging.

Realizing Operational Efficiencies and Synergies. We strive to cultivate safe, efficient manufacturing by focusing on quality and operational practices. Our efficiency initiatives include establishing common operating and reporting procedures, streamlining production, optimizing asset utilization, rationalizing product mix and making strategic capital expenditures.

Selectively Pursue Strategic Acquisition Opportunities. In addition to the growth in revenue, earnings and cash flow we are targeting through organic volume growth and cost-structure management, we believe that we are well positioned as a platform for additional acquisition opportunities. We believe that we have demonstrated the ability to successfully integrate acquisitions and achieve operating efficiencies. We intend to pursue a selective and disciplined acquisition strategy that will broaden our customer base and strengthen our end-market penetration, provide opportunities for manufacturing and corporate overhead cost savings, allow us to leverage our existing procurement platform and enhance our production and technological capabilities.

Our Strengths

We believe we have the following competitive strengths:

Established Relationships with Blue Chip Customers. We maintain strong relationships with a diverse base of customers in a wide array of businesses. We have approximately 1,200 customers, and even with recent market consolidations, most of our customers individually represent less than 5% of our net sales. No customer exceeded 10% of our net sales for 2010.

Cost Savings Opportunities. Part of our strategy consists of combining the functions shared by our acquired businesses and extracting synergies. We believe that we can achieve cost savings by in-sourcing manufacturing of certain films and other materials, improving procurement (through increased purchasing volume and efficiencies of scale in freight), and eliminating operational redundancies (through reducing headcount, restructuring certain facilities and consolidating information technology programs). For example, in 2008, we moved the Exopack Advanced Coatings (“EAC”) business operations conducted at Intelicoat’s South Hadley, Massachusetts facility to the EAC facility we acquired in Matthews, North Carolina. Similarly, we integrated the Whitby, Canada plant we purchased from DuPont into the Exopack business. The integration of the Whitby facility allowed us to produce certain films that we previously purchased from outside vendors. We also now process certain print jobs that were outsourced by the Exopack Performance Films (“EPF”) business.

Position within the Industry. According to the FPA, the size of the domestic flexible packaging industry was estimated to be approximately $25.5 billion in annual sales in 2010, of which “value-added” products accounted for an estimated $19.7 billion in sales. The “value-added” segment does not include retail shopping bags, consumer storage bags and wraps, or trash bags.

The flexible packaging market is highly fragmented, with over 400 manufacturers operating in North America. A significant number of these manufacturers are relatively small, with the average flexible packaging converter generating annual sales of approximately $60.0 million to $65.0 million in 2009, according to the FPA. We believe that, as a result of customer consolidation, certain sectors and customers are underserved by smaller manufacturers. We believe we can take advantage of this market opportunity.

We believe there are several key drivers in the industry, including: the growing importance of convenience, functionality and shelf-appeal; technological developments; a trend toward flexible rather than rigid packaging; globalization; raw material cost volatility; the impact of sustainable packaging; and pressures to consolidate. We believe we are well positioned to compete and expand our business due to our broad product mix, substrate expertise, customer service, award winning printing technology, global presence and technologically advanced manufacturing capabilities. Our global presence and capabilities are supported by Global Packaging Linx (“GPL”).

GPL is a strategic initiative we developed to leverage relationships with global packaging manufacturers. We believe GPL is a unique initiative in our industry. The goal of GPL is to procure flexible packaging solutions from a select network of global packaging manufacturers when it provides value to our customers or potential customers. We aim to take advantage of GPL while maintaining our standards for quality, service and innovation. Through GPL, we believe we will be able to further identify and develop opportunities within our multinational customer base that will allow us to provide value through our own mix of domestic converted packaging solutions, as well as through offshore packaging technologies provided by our global alliance partners.

As part of the GPL initiative, we signed a joint venture agreement with Lebanon-based packaging manufacturer INDEVCO Group (“INDEVCO”) to manufacture co-extruded polyethylene film in the Middle East under the name CEDEX Plastics Flexible Packaging (“CEDEX”). The joint venture represents the strengthening of a long-term relationship between Exopack and INDEVCO to support global customers. During 2010, the joint venture brought the first cost-effective films from the Middle East to customers in North America. We intend to expand our relationship with INDEVCO to take advantage of the new polymer manufacturing capacity coming on line in the Middle East, which is primarily due to the increased economic advantage of ethylene production in this region of the world. The CEDEX film is distributed by us as part of our family of film products.

Highly Experienced Management Team. We have an experienced management team with an average of more than 20 years of industry experience. Tom Vale, our President and Chief Operating Officer, who is also currently serving as our Interim Chief Executive Officer, has over 15 years of management experience, during which he served as President and Chief Executive Officer of Deluxe Media Services, and Executive Vice President and Chief Financial Officer of Resorts USA. Mr. Vale has served as our Chief Operating Officer since he joined our Company in 2008. We also benefit from highly-motivated and experienced managers in key functional areas, including sales and marketing, operations, procurement and accounting and finance. Each of our key business unit managers has significant experience in the packaging and related industries.

Ability to Pass Through Raw Material Price Increases Within a Short Period of Time. Although most of our customers have contracts that prevent us from passing through raw material price increases immediately, historically, we have been able to pass through raw material price increases to our customers within a relatively short period of time, maintaining a relatively stable spread between selling price and raw material purchase price. More than 75% of our sales volume generated is under agreements that typically allow us to pass through raw material price increases/decreases every 30 to 90 days to customers that purchase plastic-based packaging products and every 90 to 180 days to customers that purchase paper-based packaging products. The remainder of our business is transactional, which permits us to pass through price increases/decreases to customers on an order-by-order basis.

Diversified Raw Material Supplier Base. We have relationships with multiple vendors in our pet food and specialty, consumer food and specialty, performance and coated products segments. We currently purchase our raw materials from more than 10 paper suppliers, more than 12 plastics suppliers, and more than 15 suppliers to our coated products segment. We are generally able to switch suppliers without sacrificing quality. We do not believe we are dependent on any single supplier to operate efficiently and profitably.

Diverse Mix of Paper Packaging, Plastic Packaging and Coated Products. We offer a diverse array of plastic packaging, paper packaging, films and coated products. We believe that we are well positioned to meet customer needs in these three principal sectors. We believe we offer a high quality and diversified product line. Typically, our flexible packaging products are customized to fit particular customer specifications. We believe the multi-wall construction capabilities of our paper packaging segment are among the best in the industry. Our paper packaging products include a wide range of weights, run volumes and end-use applications, such as pinch bags, two- and three-ply pasted valve bags, sewn-open-mouth bags, self-opening sacks and specialty bags, among other products. Our plastic packaging and film products consist of a variety of film structures, printing, EB treatments and a number of converting styles. Our plastic packaging and films products include barrier films, high-clarity printed shrink films, shipping sacks, quad seal bags, stand-up pouches and laminated roll stock with a wide variety of printing options. Our coated products consist of a variety of laminations, coatings and other treatments. Our coated products include optical films, microfilm, medical products, conductive films and foils, ink jet receptive products and phototool products.

Proprietary Brands, Products and Processes. We believe we have established a reputation for developing innovative products, improving the shelf-appeal of our customers’ products and enhancing product performance. For example, we have developed our RAVE™ brand of plastic-laminated and converted plastic bags with easy to open and reclose features for the pet food and lawn and garden markets, specialty packaging for feminine care products, eXpress pv™ two-ply cement bags for our cement and packaged concrete customers and paper bags with reclosable zippers for popular pet food brands. The acquisition of the EMCS facilities has added recognizable brands such as Clearshield®, Maraflex®, and Halo® for the meat and cheese market segments. We also hold numerous patents, have other patent applications pending, and possess a number of proprietary constructions, compositions and manufacturing processes. In addition to our expertise in developing innovative products, our in-house graphics center has earned several industry awards for print quality and innovation.

Recent Developments

New Senior Secured Credit Facilities

New Term Loan Facility

In connection with the offering of the old notes, we entered into a new $350.0 million six-year secured term loan facility (the “New Term Loan Facility”). The New Term Loan Facility is secured by substantially all of our assets, and the old notes and the related guarantees are effectively subordinated to the borrowings under the New Term Loan Facility to the extent of the assets securing such debt. See “Description of Certain Indebtedness—New Term Loan Facility.”

Senior Credit Facility

In connection with the offering of the old notes, we refinanced our existing $125.0 million senior secured revolving credit facility (the “Senior Credit Facility”) with the proceeds from the old notes and borrowings under the New Term Loan Facility. We amended the credit agreement governing the Senior Credit Facility to, among other things, extend the maturity of the Senior Credit Facility to 2016 and decrease availability under the Senior Credit Facility from $125.0 million to $75.0 million. In addition, the amendment permitted us to (i) issue and guarantee the old notes, (ii) incur additional indebtedness in connection with the New Term Loan Facility, and (iii) make a cash dividend to our stockholders of $150.0 million. See “Description of Certain Indebtedness—Senior Credit Facility.”

Resignation of Certain Officers and Directors

On August 4, 2011, Jack E. Knott informed us of his decision to resign from his position as Chief Executive Officer and Secretary of our Company, effective September 1, 2011. Mr. Knott accepted an appointment as a Managing Director of Sun Capital Partners, Inc. (“Sun Capital”), an affiliate of our Company. Mr. Knott continues to serve as our Chairman of the Board of Directors. Tom Vale, our President and Chief Operating Officer, is currently serving as our Interim Chief Executive Officer. We are conducting a search for a new Chief Executive Officer.

Mr. Vale, 49, has served as our Chief Operating Officer since February 2008 and has served as our President since September 30, 2010. Mr. Vale also served as our Interim Chief Financial Officer from September 30, 2010 to April 14, 2011. Mr. Vale has an undergraduate degree from Valparaiso University in Accounting and Economics and received his MBA in Finance from DePaul University. After working in public accounting for 10 years, Mr. Vale joined McDonalds Corporation where he worked for five years in Accounting and Business Development. In 1998, he joined Resorts USA as Executive Vice President and Chief Financial Officer. In 2000, he moved to Deluxe Media Services as Executive Vice President and Chief Financial Officer. He served in those capacities until August 2004, when he was promoted to President and Chief Executive Officer. Mr. Vale served in those capacities until May 2007. He subsequently opened a consulting practice, TMV Consulting, which he maintained until he joined our Company as Chief Operating Officer in 2008.

Effective September 6, 2011, Clarence E. Terry resigned from his position as a member of the Board of Directors of our Company. The Company intends to leave Mr. Terry’s position on the Board of Directors vacant for the immediate future.

Effective October 12, 2011, Robert H. Arvanites, Senior Vice President and General Manager of our Company, separated from our Company.

On November 4, 2011, Eric M. Lynch informed us of his decision to resign as Chief Financial Officer of our Company effective November 18, 2011. We are conducting a search for a new Chief Financial Officer.

Corporate Structure

CPG Finance, Inc. is a subsidiary of an affiliate of Sun Capital. Exopack Key Holdings, LLC is a wholly-owned subsidiary of CPG Finance, Inc., and is the parent company of Exopack Holding Corp., the issuer of the old notes. Exopack Holding Corp. is a holding company that conducts substantially all of its operations through Exopack, LLC, Cello-Foil Holding Corp. and their respective subsidiaries. The diagram below illustrates our basic corporate and principal debt structure. Each subsidiary is wholly owned by its direct parent.

Our Sponsor

Sun Capital is a leading private investment firm focused on leveraged buyouts, equity, debt and other investments in market-leading companies. Sun Capital affiliates have invested in more than 260 companies worldwide with combined sales in excess of $40 billion since Sun Capital’s inception in 1995. Sun Capital currently has approximately $8 billion of equity capital under management. Sun Capital has offices in Boca Raton, Los Angeles and New York, as well as affiliates with offices in London, Paris, Frankfurt, Shanghai and Shenzhen. Sun Capital has experience in the paper and packaging industry, including investments in the Britton Group, Polestar UK Print, PACCOR, Albéa, Betts, Reuther Verpackung, PaperWorks Industries, Veriplast Solutions and InteliCoat Technologies.

Our Principal Executive Offices

EHC is incorporated in the state of Delaware. Our principal executive office is at 3070 Southport Road, Spartanburg, SC 29302, and our telephone number is (864) 596-7140. Our website address is www.exopack.com. The information on our website does not constitute a part of this prospectus, and the reference to our website address is intended as an inactive textual reference only.

Summary of the Terms of the Exchange Offer

On May 31, 2011, we completed an offering of 10% senior notes due 2018 (the “old notes”) in a private transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act and in compliance with Rule 144A and Regulation S promulgated thereunder. The old notes were sold for an aggregate purchase price of $235,000,000. The notes:

•	are guaranteed on a senior basis by certain of our existing and future domestic restricted subsidiaries, and

•	are effectively subordinated to all of our and the guarantors’ secured indebtedness, including the Senior Credit Facility, to the extent of the value of the assets securing that indebtedness.

We entered into an exchange and registration rights agreement with the initial purchaser of the old notes, in which we agreed to complete this exchange offer. This exchange offer gives you the opportunity to exchange your old notes for notes with substantially identical terms that are registered for issuance under the Securities Act (the “new notes”). You should read the discussion under the heading “The Exchange Offer” beginning on page 34 and “Description of the Notes” beginning on page 110 for further information about the new notes.

Securities Offered	$235.0 million aggregate principal amount of 10% senior notes due 2018. The terms of the new notes offered in the exchange offer are substantially identical to those of the old notes, except that certain transfer restrictions, registration rights and liquidated damages provisions relating to the old notes do not apply to the new registered notes.

The Exchange Offer	We are offering to issue new notes in exchange for a like principal amount and like denomination of our old notes. We are offering to issue these registered notes to satisfy our obligations under an exchange and registration rights agreement that we entered into with the initial purchasers of the old notes when we sold them in a transaction that was exempt from the registration requirements of the Securities Act. You may tender your old notes for exchange by following the procedures described under the heading “The Exchange Offer.”

Registration Rights Agreement	Under the exchange and registration rights agreement, we have agreed to use our commercially reasonable efforts to, among other things, (i) cause the registration statement of which this prospectus forms a part to become effective under the Securities Act as promptly as practicable, but in any event no later than 270 days after the date of the exchange and registration rights agreement, (ii) commence and complete the exchange offer promptly (but no later than sixty days) following such effective time, (iii) hold the exchange offer open for at least 30 days and (iv) exchange new notes for all old notes that have been properly tendered and not withdrawn promptly following expiration of the exchange offer.

In addition, we have agreed, in some circumstances, to file a “shelf registration statement” that would allow some or all of the old notes to be offered to the public.

If we do not comply with the foregoing obligations under the registration rights agreement, we will be required to pay special interest and liquidated damages to the holders of the old notes, including special interest of 0.25% per annum during the first 90 days following our failure to comply, 0.50% per annum during the second 90 days, 0.75% per annum during the third 90 days, and 1.00% thereafter. See “Exchange Offer—Registration Rights; Liquidated Damages.”

Resales	We believe the new notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that you:

•	acquire the new notes issued in the exchange offer in the ordinary course of your business,

•	are not participating, do not intend to participate, and have no arrangement or understanding with anyone to participate, in the distribution of the new notes issued to you in the exchange offer, and

•	are not an “affiliate” of our Company as defined in Rule 405 of the Securities Act.

If any of these conditions are not satisfied and you transfer any new notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for, or indemnify you against, any liability you may incur.

In connection with the exchange offer, you will be required to acknowledge that you are not engaged in, and do not intend to engage in, the distribution of the new notes. In addition, any broker-dealer that acquires new notes in the exchange offer for its own account in exchange for old notes which it acquired through market-making or other trading activities may be an “underwriter” within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus when it resells or transfers any new notes. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, January 10, 2012, unless we decide to extend the expiration date. If we extend the exchange offer, the longest we could keep the offer open without incurring liquidated damages under the registration rights agreement in the form of increased interest payable on the old notes would be until 60 business days after the date the registration statement of which this prospectus forms a part is declared effective.

Conditions to the Exchange Offer	The exchange offer is not subject to any condition other than that the exchange offer does not violate law or any interpretation of the staff of the Securities and Exchange Commission, or the SEC, and the other conditions expressly described under “The Exchange Offer.”

Procedure for Tendering Old Notes Held in the Form of Book-Entry Interests	If you are a holder of a note held in the form of a book-entry interest through The Depository Trust Company, or DTC, and you wish to tender your book-entry interest for exchange in the exchange offer, you must transmit to The Bank of New York Mellon Trust Company, N.A., as exchange agent, before the expiration date of the exchange offer:

either

•

a properly completed and executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address on the cover page of the letter of transmittal;

or

•

a computer-generated message (an “agent’s message”) transmitted by means of DTC’s Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal;

and, either

•

a timely confirmation of book-entry transfer of your old notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfers described in this prospectus under the heading “The Exchange Offer—Book-Entry Transfer” beginning on page 39, which must be received by the exchange agent on or prior to the expiration date;

or

•	the documents necessary for compliance with the guaranteed delivery procedures described below.

Procedures for Tendering Certificated Notes	If you are a holder of a beneficial interest in the old notes, you are entitled to receive, in exchange for your beneficial interest, certificated notes in equal principal amounts to your beneficial interest. As of the date of this prospectus, however, no certificated notes were issued and outstanding. If you acquire certificated notes before the expiration date of the exchange offer, you must tender your notes under the procedures described in this prospectus under the heading “The Exchange Offer—Procedure for Tendering Old Notes” beginning on page 36.

Special Procedures for Beneficial Owners	If you are the owner of a beneficial interest and your name does not appear on a security position listing of DTC as the holder of that interest or if you are a beneficial owner of certificated notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender that interest or certificated notes in the exchange offer, you should contact the person in whose name your interest or certificated notes are registered promptly and instruct such person to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your notes and time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer, or the procedure for book-entry transfer cannot be completed on time or certificates for your notes cannot be delivered on time, you may tender your notes according to the procedures described in this prospectus under the heading “The Exchange Offer—Guaranteed Delivery Procedures” beginning on page 39.

Withdrawal Rights	You may withdraw the tender of your notes at any time prior to the time of expiration. We will return to you any old notes not accepted for exchange for any reason without expense to you promptly after withdrawal, rejection of tender or termination of the exchange offer. See “The Exchange Offer—Withdrawal Rights” beginning on page 39 for a more complete description of the withdrawal provisions.

Regulatory Approvals	Other than pursuant to the federal securities laws, there are no federal or state regulatory requirements that we must comply with, or approvals that we must obtain, in connection with the exchange offer.

Appraisal Rights	You will not have dissenters’ rights or appraisal rights in connection with the exchange offer. See “The Exchange Offer—Appraisal Rights” on page 41.

U.S. Federal Income Tax Consequences	The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes. You will not recognize any taxable gain or loss or any interest income as a result of the exchange.

Exchange Agent	The Bank of New York Mellon Trust Company, N.A. is serving as exchange agent for the exchange offer.

Consequences of Failure to Exchange	Notes that are not tendered or that are tendered but not accepted will continue to be subject to the restrictions on transfer that are described in the legend on those notes. In general, you may offer or sell your notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. We, however, will have no further obligation to register the notes. If you do not participate in the exchange offer, the liquidity of your notes could be adversely affected.

Summary of the Terms of the New Notes

The terms of the new notes will be identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions, and the transfer restrictions applicable to the old notes, are not applicable to the new notes, and the new notes will be registered under the Securities Act. The new notes will evidence the same debt as the old notes. The new notes and the old notes will be governed by the same indenture. For more complete information about the new notes, see the “Description of the Notes” section of this prospectus.

Issuer	Exopack Holding Corp. (“EHC”)

Aggregate Amount	$235.0 million aggregate principal amount of 10% senior notes due 2018.

Interest	Interest will accrue on the notes from June 1, 2011 at the rate of 10% per annum. Interest on the notes will be payable semi-annually in arrears on each June 1 and December 1, commencing on December 1, 2011.

Maturity Date	June 1, 2018.

Ranking, Guarantees	The notes and the guarantees will be our and our guarantors’ senior unsecured obligations. The notes and the guarantees will rank senior to all of our and our guarantors’ existing and future subordinated indebtedness.

The notes and the guarantees will be effectively subordinated to all of our and the guarantors’ secured indebtedness, including the Senior Credit Facility and New Term Loan Facility, to the extent of the value of the assets securing that indebtedness. See “Description of Certain Indebtedness.”

As of September 30, 2011, after giving effect to the offering of the old notes and borrowings under the New Term Loan Facility and the application of the net proceeds therefrom, we and the subsidiary guarantors had $599.9 million of senior debt outstanding, consisting of $235.0 million of indebtedness represented by the old notes, $349.1 million of borrowings under the New Term Loan Facility, $2.5 million of borrowings under the Senior Credit Facility and $13.3 million of capital lease obligations, and we had $68.7 million available for borrowings under the Senior Credit Facility.

Optional Redemption	Before June 1, 2014, we may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to the redemption date and a “make-whole premium” as described in this prospectus. See “Description of the Notes—Optional Redemption.”

In addition, at any time (which may be more than once) before June 1, 2014, we may redeem up to 35% of the aggregate principal amount of notes issued with the net proceeds that we raise in one or more equity offerings, as long as:

•	we pay 110% of the principal amount of the notes, plus accrued and unpaid interest to the date of redemption;

•	we redeem the notes within 90 days of completing the equity offering; and

•	at least 65% of the aggregate principal amount of notes issued remains outstanding afterwards.

On and after June 1, 2014, we may redeem some or all of the notes at the redemption prices listed under “Description of the Notes—Optional Redemption,” plus accrued and unpaid interest to the redemption date

Change of Control	If we experience a change of control, we may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of redemption. We may not be able to pay you the required price for notes you present us at the time of a change of control because the Senior Credit Facility or New Term Loan Facility or other indebtedness may prohibit payment or we may not have sufficient funds at such time.

Asset Sale Proceeds	If we or our subsidiaries sell assets under certain circumstances, we generally must invest the net cash proceeds from such asset sales in our business within a period of time, prepay certain secured senior debt or make an offer to purchase a principal amount of the notes equal to the excess net cash proceeds. The purchase price of the notes will be 100% of their principal amount, plus accrued and unpaid interest. See “Description of the Notes—Repurchase at the Option of Holders—Asset Sales.”

Certain Covenants	The indenture governing the notes contains covenants that limit our ability to, among other things:

•	incur additional indebtedness or issue preferred stock;

•	pay dividends or make other distributions or repurchase or redeem our stock or subordinated indebtedness;

•	make investments;

•	sell assets and issue capital stock of restricted subsidiaries;

•	incur liens;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell all or substantially all of our assets.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of the Notes—Certain Covenants” in this prospectus.

Use of Proceeds	We will not receive any proceeds from the exchange offer. For a description of the use of proceeds from the offering of the old notes, see “Use of Proceeds.”

Form of the New Notes	The new notes will be represented by one or more permanent global securities in registered form deposited with The Bank of New York Mellon Trust Company, N.A., as custodian, for the benefit of The Depository Trust Company. You will not receive notes in registered form unless one of the events set forth under the heading “Description of the Notes—Book-Entry, Delivery and Form” occurs. Instead, beneficial interests in the new notes will be shown on, and transfers of these interests will be effected only through, records maintained in book-entry form by The Depository Trust Company with respect to its participants.

Absence of a Public Market for the New Notes	There has been no public market for the old notes, and no active market for the new notes is currently anticipated. We do not intend to apply for a listing of the new notes on any securities exchange or inclusion in any automated quotation system. We cannot make any assurances regarding the liquidity of the market for the new notes, the ability of holders to sell their new notes or the price at which holders may sell their new notes. See “Plan of Distribution.”

Trustee	The Bank of New York Mellon Trust Company, N.A. is serving as the trustee under the Indenture.

Risk Factors

As a holder of our old notes, your investment is subject to various risks and uncertainties, including those described under “Risk Factors,” beginning on page 21, and your investment will remain subject to those risks and uncertainties if you exchange your old notes for new notes.

Summary Consolidated Financial Data

The following tables set forth summary consolidated financial data as of and for the nine months ended September 30, 2011 and 2010, as of and for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006. We derived the historical statement of operations data, the cash flow data and the other data for the years ended December 31, 2010, 2009 and 2008, and the historical balance sheet data as of December 31, 2010 and 2009, presented below from our audited consolidated financial statements included elsewhere in this prospectus, and such data are qualified in their entirety by reference to, and should be read in conjunction with, such audited consolidated financial statements. We derived the historical statement of operations data, the cash flow data and the other data for the years ended December 31, 2007 and 2006, and the historical balance sheet data as of December 31, 2008, December 31, 2007 and December 31, 2006, presented below from our audited consolidated financial statements which are not included in this prospectus. The historical statement of operations data, the cash flow data and the other data for the nine months ended September 30, 2011 and 2010, and the historical balance sheet data as of September 30, 2011, were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited balance sheet data as of September 30, 2010 was derived from our September 30, 2010 unaudited condensed consolidated balance sheet which is not included in this prospectus. In the opinion of management, the interim financial information provided herein reflects all adjustments (consisting of normal and recurring adjustments) necessary for a fair statement of the data for the periods presented. Interim results are not necessarily indicative of the results to be expected for any other interim period, for the entire fiscal year or for any future period.

On July 13, 2010, we completed the acquisition of EMCS. Therefore, investors should note that our results of operations for the nine month period ended September 30, 2011 and the fiscal year ended December 31, 2010 are not directly comparable to our results of operations for the corresponding prior periods.

The summary pro forma consolidated financial data for the year ended December 31, 2010 and the nine months ended September 30, 2010 gives effect to the acquisition of EMCS and the associated financing transaction as if they had occurred on January 1, 2010. The summary pro forma consolidated financial data is based on our historical financial statements and EMCS’s historical financial statements, adjusted to give pro forma effect to the acquisition of EMCS. The summary pro forma consolidated financial data is based on estimates and assumptions that management believes are reasonable. The summary pro forma consolidated financial data is for information purposes only and does not purport to represent what our actual results of operations would have been if the acquisition of EMCS had been completed as of January 1, 2010 or that may be achieved in the future. The information in the following table should be read in conjunction with EMCS’s historical financial statements and related notes thereto and our historical financial statements and notes related thereto appearing in this prospectus.

You should read the following summary financial data together with “Capitalization,” “Pro Forma Consolidated Financial Information (Unaudited),” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,					Pro Forma (1) Year Ended December 31,	Nine Months Ended September 30,		Pro Forma (1) Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2010	2011	2010
						(unaudited)	(unaudited)		(unaudited)
	(dollars in millions)
Statement of Operations Data:
Net sales	$655.4	$676.1	$781.7	$673.7	$785.1	$859.0	$569.2	$663.9	$643.1
Cost of sales	583.3	603.7	699.5	596.7	684.2	743.6	498.8	574.3	558.2

Gross Profit	72.1	72.4	82.2	77.0	100.9	115.4	70.4	89.6	84.9
Operating expenses (2)	48.0	49.5	57.2	55.9	66.5	67.0	48.9	56.6	49.5

Operating income	24.1	22.9	25.0	21.1	34.4	48.4	21.5	33.0	35.4
Other expenses:
Interest expense	27.3	28.9	31.0	28.6	36.4	44.4	25.1	36.6	33.1
Loss on early extinguishment of debt (3)	4.0	—	—	—	—	—	—	22.1	—
Other expense (income), net (4)	—	(1.6)	1.3	(0.5)	(1.1)	(1.1)	(0.9)	(0.2)	(0.9)

Net other expense	31.3	27.3	32.3	28.1	35.3	43.3	24.2	58.5	32.2

Income (loss) before income taxes	(7.2)	(4.4)	(7.3)	(7.0)	(0.9)	5.1	(2.7)	(25.5)	3.2
Provision for (benefit from) income taxes	(2.3)	(0.5)	(1.2)	(1.1)	1.9	4.2	0.7	(9.4)	3.0

Net (loss) income	$(4.9)	$(3.9)	$(6.1)	$(5.9)	$(2.8)	$0.9	$(3.4)	$(16.1)	$0.2

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)
	(dollars in millions)
Balance Sheet Data (at period end):
Cash	$0.5	$1.3	$1.7	$0.6	$2.5	$1.5	$1.3
Working capital (5)	$51.4	$5.9	$4.6	$1.3	$21.3	$16.7	$92.2
Property, plant and equipment, net	$145.8	$186.4	$173.8	$174.1	$214.3	$214.8	$221.4
Total assets (6)	$451.1	$519.1	$498.6	$481.5	$609.8	$612.1	$628.6
Long term debt, less current portion (7)	$220.2	$220.1	$220.1	$220.0	$330.5	$320.0	$580.6
Total debt (7)	$230.2	$291.1	$294.6	$288.6	$389.3	$402.6	$599.9
Stockholder’s equity (deficit)	$66.0	$65.0	$42.7	$44.5	$40.0	$41.7	$(126.7)
Other Data:
Ratio of earnings to fixed charges (8)	—	—	—	—	—	—	—
Cash Flow Data:
Net cash provided by (used in):
Operating activities (9)	$9.7	$12.8	$13.0	$26.0	$29.6	$7.4	$(8.2)
Investing activities (10)	$(17.5)	$(71.8)	$(19.0)	$(19.7)	$(100.3)	$(93.7)	$(33.3)
Financing activities (11)	$(0.7)	$59.4	$5.1	$(6.9)	$72.7	$87.2	$40.4
Capital expenditures	$17.5	$23.2	$19.1	$26.4	$25.0	$18.4	$34.8

(1)	For a reconciliation of the historical statement of operations data for the year ended December 31, 2010 and the nine months ended September 30, 2010 to the pro forma statement of operations data for the year ended December 31, 2010 and the nine months ended September 30, 2010, see “Pro Forma Consolidated Financial Information (Unaudited).”
(2)

Operating expenses for the nine months ended September 30, 2011 included approximately $4.3 million related to costs to complete the Recapitalization Transactions, $3.0 million in management fees, $2.1 million in costs related to the integration of EMCS, $2.0 million in process improvement consulting fees and $1.1 million in severance costs. Operating expenses for the nine months ended September 30, 2010 included $4.5 million in acquisition costs related to EMCS, $2.6 million in process improvement consulting fees, $2.5 million in severance costs and $1.3 million in management fees. Operating expenses for the year ended December 31, 2010 included $6.0 million in expenses related to acquisition costs and the start-up and integration of EMCS operations into our business, $5.0 million in other selling, general and administrative costs acquired with the EMCS acquisition, $3.5 million in professional services related to process improvement consulting, $2.7 million in severance costs, and $2.5 million in incentive bonus related to our management incentive plan bonus (“MIP”). Operating expenses for the year ended December 31, 2009 included $3.3 million in incentive bonus related to our MIP, $3.1 million in severance costs, $1.7 million in professional services related to process improvement consulting, and approximately $831,000 related to the closure of one of our Canadian facilities. Operating expenses for the year ended December 31, 2008 included $3.4 million in start-up and transition costs related to the EEF and EPF Acquisitions, $8.5 million in other selling, general and administrative expenses due to a full year of EEF and EPF operations in 2008, $2.0 million in severance costs, and approximately $567,000 related to a lease obligation to consolidate operations at one of our Canadian facilities. Operating expenses for the year ended December 31, 2007 included $1.3 million of accelerated amortization related to the reduction of the useful life of the Cello-Foil trademark and trade name, $1.3 million (excluding certain severance charges included in severance costs below) related to costs associated with continued efforts to combine and streamline certain operations of our consumer food and specialty packaging Canadian facilities, $2.0 million in severance costs, $1.5 million in start-up and transition expenses related to the EEF and EPF Acquisitions and $2.6 million in other selling, general and administrative costs related to the EEF and EPF Acquisitions.
(3)	Loss on early extinguishment of debt for the nine months ended September 30, 2011 represented a charge to earnings to write-off deferred financing costs of approximately $11.9 million and a recognition of approximately $10.2 million in early redemption and consent costs related to the early extinguishment of our former 11.25% senior notes. Loss on early extinguishment of debt for the year ended December 31, 2006 represented a charge to earnings during the year ended December 31, 2006 to write-off the deferred financing costs related to our former senior credit facility and subordinated term loans. This debt was refinanced in January 2006.
(4)	Other income for the nine months ended September 30, 2010 and the year ended December 31, 2010 was primarily related to insurance proceeds of approximately $1.0 million received in 2010 related to a press fire at one of our consumer food and specialty packaging facilities in the third quarter of 2009. Other income from the year ended December 31, 2009 includes primarily $432,000 in exchange gains related to an intercompany note with our United Kingdom operations as a result of the strengthening of the British pound against the U.S. dollar. Other income for the year ended December 31, 2008 includes primarily $1.7 million in exchange loss related to an intercompany note with our United Kingdom operations as a result of the weakening of the British pound against the U.S. dollar. Other income for the year ended December 31, 2007 includes primarily $1.8 million in proceeds received from the settlement of a business interruption insurance claim related to the 2005 hurricane season.
(5)	Working capital reflects current assets less current liabilities, including the current portion of long term debt and the Senior Credit Facility. The significant increase at September 30, 2011 is due to the repayment of the Senior Credit Facility during 2011 with proceeds from the Recapitalization Transaction. The significant increase in 2010 is primarily the result of the EMCS acquisition. The significant decrease in 2007 primarily the result of borrowings under our Senior Credit Facility to fund the 2007 acquisitions.
(6)	Total assets increased in 2010 primarily as a result of the EMCS acquisition. Total assets decreased in 2009 due to reductions in accounts receivables and inventory, primarily as a result of reduced sales volume. Total assets of our foreign subsidiaries were reported at lower amounts at December 31, 2008 due to the weakening of the British pound and Canadian dollar relative to the U.S. dollar. Total assets increased significantly in 2007 due to the 2007 acquisitions.
(7)	Long term and total debt increased in 2011 primarily due to the $350.0 million New Term Loan Facility and a new capital lease obligation in the amount of $2.3 million. Long-term and total debt increased in 2010 primarily due to issuance of $100.0 million in Former Additional Notes (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows for the Year Ended December 31, 2010”) to finance the EMCS acquisition and $10.5 million in capital lease obligations.
(8)	Income (loss) used in computing the ratio of earnings to fixed charges consists of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on debt, the amortization of deferred financing costs, and the portion of rental expense that management believes is representative of the interest component of rental expense. For the nine months ended September 30, 2011, our earnings were insufficient to cover our fixed charges by $25.5 million, and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, our earnings were insufficient to cover our fixed charges by $0.9 million, $7.0 million, $7.3 million, $4.4 million and $7.2 million, respectively.
(9)	Includes primarily an increase in receivables and inventory and a decrease in accounts payable and accrued liabilities for the nine months ended September 30, 2011. Includes primarily an increase in receivables, inventory, and accounts payable and accrued liabilities as a result of the EMCS acquisition for the year ended December 31, 2010. Includes primarily a decrease in receivables and inventory, partially offset by a decrease in accounts payable and accrued liabilities for the year ended December 31, 2009.
(10)	Includes primarily $34.8 million related to the purchase of property, plant and equipment during the nine months ended September 30, 2011. Includes primarily $82.1 million related to the acquisition of EMCS and $25.0 million related to the purchase of property, plant and equipment partially offset by $7.2 million in proceeds from sales of property, plant and equipment for the year ended December 31, 2010. Includes primarily $26.4 million related to the purchase of property, plant and equipment partially offset by $7.1 million in proceeds from sales of property, plant and equipment for the year ended December 31, 2009. Includes primarily $19.1 million related to the purchase of property, plant and equipment for the year ended December 31, 2008. Includes primarily the acquisition costs of EAC and EPF, totaling $48.9 million and $23.2 million related to the purchase of property, plant and equipment for the year ended December 31, 2007. During the year ended December 31, 2006, an additional $346,000 of acquisition costs was paid related to the 2005 acquisition of Cello-Foil, TPG and Exopack, an additional $6.2 million had been estimated to be payable to the former stockholders of Exopack under tax-related provisions contained in the Exopack purchase agreement, and the amount estimated to be payable to the former stockholders of Cello-Foil under tax-related provisions contained in the Cello-Foil purchase agreement was reduced by $163,000, resulting in a total cost of the acquired companies of $312.6 million.

(11)	Includes activity related to the Recapitalization Transactions for 2011 consisting of the issuance of the $350.0 million New Term Loan Facility, the issuance of $235.0 million related to the 10.0% senior notes, the repayment of $320.0 million related to the former 11.25% senior notes, net repayments of $54.5 million related to the Senior Credit Facility, a dividend of $150.0 million paid to an affiliate, deferred loan costs paid of $17.7 million and repayment of capital lease obligations of $1.4 million. Includes approximately $100.0 million related to issuance of Former Additional Notes, $12.9 million in deferred financing costs related to the Former Additional Notes and the re-negotiation of the Senior Credit Facility and $11.9 million in net repayments under our Senior Credit Facility for the year ended December 31, 2010 (excluding the impact of foreign currency fluctuations). Includes approximately $6.9 million related to net repayments under our Senior Credit Facility for the year ended December 31, 2009 (excluding the impact of foreign currency fluctuations). Includes approximately $5.4 million related to net borrowings under our Senior Credit Facility for the year ended December 31, 2008 (excluding the impact of foreign currency fluctuations). Includes approximately $48.9 million related to borrowings under our Senior Credit Facility to fund the 2007 acquisitions for the year ended December 31, 2007.

RISK FACTORS

The new notes, like the old notes, entail risk. In deciding whether to participate in the exchange offer, you should consider the risks associated with the nature of our industry, the nature of our business and the risk factors relating to the exchange offer in addition to the other information contained in this prospectus. You should carefully consider the following factors before making a decision to exchange your old notes for new notes.

Risk Factors Related to the Notes

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes, obtaining financing in the future and reacting to changes in our business.

We have a substantial amount of debt, which requires significant payments. As of September 30, 2011, we had $599.9 million of debt outstanding. We had $68.7 million of undrawn availability, subject to a borrowing base limitation, under our Senior Credit Facility after giving effect to the amendment thereof.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•

make it more difficult for us to meet all of our obligations to creditors, who could then require us, among other things, to restructure our indebtedness, sell assets or raise additional debt or equity capital;

•

increase our vulnerability to adverse economic and general industry conditions, including interest rate fluctuations, because a portion of our borrowings are and will continue to be at variable rates of interest;

•	limit our flexibility in planning for, and reacting to, changes in our business and industry;

•

require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, which will reduce the availability of our cash flows to fund acquisitions, working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our growth strategy or general corporate purposes;

•	place us at a competitive disadvantage compared to our competitors that may have less debt;

•	increase our cost of borrowing; and

•	limit our ability to make future acquisitions.

The instruments governing the notes and the credit agreements governing our Senior Credit Facility and New Term Loan Facility contain, and the instruments governing any indebtedness we may incur in the future may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all or a portion of our outstanding indebtedness.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. The terms of the indenture governing the notes and the credit agreements governing our Senior Credit Facility and New Term Loan Facility will restrict, but will not prohibit, us or our subsidiaries from doing so. At September 30, 2011, we had $68.7 million of undrawn availability under our Senior Credit Facility, subject to borrowing base limitations. If new debt is added to our and our subsidiaries’

current debt levels, the related risks that we now face could intensify. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity and Capital Outlook.”

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make scheduled payments on and to refinance our indebtedness, including the notes, and to fund capital expenditures, acquisitions and research and development efforts, will depend on our ability to generate cash. A number of factors that affect our ability to generate cash are beyond our control. These factors include economic, financial, competitive, legislative, regulatory and other factors, such as changes in packaging designs, adverse weather conditions and acts of God, all of which are beyond our control.

We may also be required to obtain the consent of the lenders under our Senior Credit Facility or New Term Loan Facility and to refinance material portions of our indebtedness, including the notes. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. Additionally, the credit agreements governing our Senior Credit Facility and New Term Loan Facility and the indenture governing the notes will limit the use of the proceeds from any disposition; as a result, we may not be allowed, under these documents, to use proceeds from such dispositions to satisfy all current debt service obligations.

Your right to receive payments on the notes is effectively subordinated to the rights of our existing and future secured creditors.

Holders of our secured indebtedness will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing their indebtedness. Notably, in connection with the offering of the notes, we and our guarantor subsidiaries entered into the New Term Loan Facility that, together with our Senior Credit Facility, is secured by substantially all of our existing and after-acquired tangible and intangible property. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness have prior claim to the assets that constitute their collateral. Holders of the notes will participate ratably in our remaining assets with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor. We cannot assure you that in any of the foregoing events there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

Claims of noteholders are structurally subordinated to claims of creditors of any of our subsidiaries that have not guaranteed the notes.

Not all of our subsidiaries have guaranteed the notes. The notes were not guaranteed by any of our non-U.S. subsidiaries. Subject to certain limitations, the indenture governing the notes permits the non-guarantor subsidiaries to acquire additional assets and incur additional indebtedness. Noteholders do not have any claim as a creditor against any of the non-guarantor subsidiaries to the assets and earnings of those subsidiaries. The claims of the creditors of those subsidiaries, including their trade creditors, banks and other lenders, have priority over any of our claims or those of our other subsidiaries as equity holders of the non-guarantor subsidiaries. Consequently, in any insolvency, liquidation, reorganization, dissolution or other winding-up of any of the non-guarantor subsidiaries, creditors of those subsidiaries will be paid before any amounts would be distributed to the issuer of the notes or to any of the other guarantors and thus be available to satisfy the obligations under the notes and the guarantees. Accordingly, there can be no assurance that any of the assets of the non-guarantor subsidiaries will be available to satisfy the obligations under the notes and the guarantees. As of September 30, 2011, the non-guarantor subsidiaries had $18.5 million of liabilities (including trade payables).

The indenture governing the notes and the credit agreements governing our Senior Credit Facility and New Term Loan Facility impose significant operating and financial restrictions on us and our subsidiaries.

The indenture governing the notes restricts our ability to, among other things:

•	sell or transfer assets and issue capital stock of restricted subsidiaries;

•	incur additional debt, incur liens or issue preferred stock;

•	pay dividends or make other distributions or repurchase or redeem our stock or subordinated indebtedness;

•	make certain investments or acquisitions;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	engage in certain transactions with subsidiaries and affiliates.

The credit agreements governing our Senior Credit Facility and New Term Loan Facility and the indenture governing the notes also require us to comply with certain covenants and financial conditions. These restrictions may interfere with our ability to obtain financing or to engage in other necessary or desirable business activities.

If we cannot comply with the requirements of the indenture governing the notes or the credit agreements governing our Senior Credit Facility and New Term Loan Facility, we may be required to repay immediately all of the outstanding debt under them. If our debt payments are accelerated, our assets might not be sufficient to fully repay our debt. Our lenders may require us to use all of our available cash to repay our debt, foreclose upon their collateral or prevent us from making payments to other creditors on certain portions of our outstanding debt.

We may not be able to obtain a waiver of these provisions or refinance our debt, if needed. In such a case, our financial condition, liquidity and results of operations would suffer.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

Under federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a guarantee can be voided or claims in respect of a guarantee can be subordinated to all other debts of the guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee can be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor of the notes, after giving effect to its guarantee of the notes, is not insolvent, does not have unreasonably small capital for the business in which it is engaged and has not incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture. We may also enter into important corporate transactions that will not constitute a change of control.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and special interest, if any, up to but excluding the date of repurchase. However, it is possible that we may not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in the credit agreements governing the Senior Credit Facility or New Term Loan Facility will not allow such repurchases. If we failed to repurchase the notes in that circumstance, we would be in default under the indenture governing the notes. Upon the occurrence of a change of control, we could seek to refinance our indebtedness, including the notes, or obtain a waiver from the lenders or consent from you and other holders of the notes. We cannot assure you, however, that we would be able to obtain a waiver or consent, or refinance our indebtedness on commercially reasonable terms, if at all. Any future debt that we incur may also contain restrictions on repayment of the notes upon a change of control. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change of control” under the indenture governing the notes. See “Description of the Notes—Repurchase at the Option of Holders—Change of Control.”

Noteholders may not be able to determine when a change of control giving rise to their right to have the notes repurchased by us following a sale of “substantially all” of our assets has occurred.

The definition of change of control includes a phrase relating to the sale, lease or transfer of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease or transfer of less than all of our assets to another individual, group or entity may be uncertain.

If you fail to exchange your old notes, you may be unable to sell them.

Because we did not register the old notes under the Securities Act or any state securities laws, and we do not intend to register any remaining old notes after the exchange offer, the old notes may only be transferred in limited circumstances under the securities laws. If the holders of the old notes do not exchange their notes in the exchange offer, they lose their right to have their old notes registered under the Securities Act, subject to certain limitations. A holder of old notes after the exchange offer may be unable to sell its old notes.

There is no public market for the new notes, so you may be unable to sell them.

The new notes are new securities for which there is currently no existing trading market. Consequently, the new notes will be relatively illiquid, and you may be unable to sell them. We do not intend to apply for listing of the new notes on any securities exchange or for the inclusion of the new notes in any automated quotation system. Accordingly, a liquid market for the new notes may not develop.

You must tender the old notes in accordance with proper procedures in order to ensure the exchange will occur.

The exchange of the old notes for the new notes can only occur if the proper procedures, as detailed in this prospectus, are followed. The new notes will be issued in exchange for the old notes only after timely receipt by the exchange agent of the old notes or a book-entry confirmation, a properly completed and executed letter of transmittal (or an agent’s message in lieu thereof) and all other required documentation. If you want to tender your old notes in exchange for new notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent is under any duty to give you notification of defects or irregularities with respect to tenders of old notes for exchange. Old notes that are not tendered will continue to be subject to the existing transfer restrictions. In addition, if you are an affiliate of ours or you tender the old notes in the exchange offer in order to participate in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information, please refer to the sections entitled “The Exchange Offer” and “Plan of Distribution.”

If a market develops for the new notes, the notes might trade at volatile prices.

If a market develops for the new notes, the notes might trade at prices higher or lower than their initial public offering price. The trading price would depend on many factors, such as prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of these securities. The market for the notes may not be free from similar disruptions. Any disruptions could have an adverse effect on noteholders.

The trading price of the notes may be volatile.

If an active trading market does develop for the notes, the trading price of the notes could be subject to significant fluctuations in response to, among other factors, changes in our operating results, interest rates, the market for non-investment grade debt securities, general economic conditions and securities analysts’ recommendations, if any, regarding our securities.

We are a holding company and there may be limitations on our ability to receive distributions from our subsidiaries.

We conduct our operations through subsidiaries and will be dependent in part upon dividends or other intercompany transfers of funds from our subsidiaries to meet our obligations, including our obligations under the notes. Generally, creditors of a subsidiary will have a claim to the assets and earnings of that subsidiary that is superior to the claims of the creditors of its parent company, except to the extent the claims of the parent’s creditors are guaranteed by that subsidiary. In addition, the ability of our subsidiaries to pay dividends and to make payments to us may be restricted by, among other things, applicable corporate and other laws and regulations and agreements of the subsidiaries.

The notes are structurally subordinated to liabilities of our subsidiaries that do not guarantee the notes.

Subsidiaries that are designated as unrestricted subsidiaries, as well as certain existing and future restricted subsidiaries, do not guarantee the notes. Except to the extent of the value of the assets of any non-guarantor subsidiaries that are pledged to secure the notes, in the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

Risk Factors Related to Our Business

Intense competition in the flexible packaging markets may adversely affect our operating results.

The business of supplying flexible packaging products is extremely competitive. We face intense competition from many domestic and international competitors, some of which have extensive production facilities, well developed sales and marketing staffs and greater financial resources than we have. Competitive products are also available from a number of local manufacturers specializing in the production of a limited group of products, which they market nationally. This results in competition that is extremely price sensitive. We also compete on the basis of quality, service, timely delivery and differentiation of our products. This competition could result in additional pricing pressures, reduced sales and lower margins. From the date of the closing of the EMCS acquisition until July 13, 2011, the former owner of the EMCS business, Bemis Company, Inc. (“Bemis”), was contractually restricted from soliciting certain of our customers with respect to certain products. An increase in competition, including potential increased competition from Bemis after July 13, 2011, could result in material selling price reductions or loss of market share, which would adversely affect our operating results and financial condition.

The profitability of our business depends on the price and availability of polyethylene resin and paper, two of our principal raw materials, and our ability to pass on polyethylene resin and paper price increases to customers.

The principal raw materials that we use in the production of our products are polyethylene resin and paper. Our ability to operate profitably depends, in large part, on the price and availability of these raw materials. The price for polyethylene resin fluctuates substantially as a result of changes in petroleum and natural gas prices, demand and the capacities of the companies that produce polyethylene resin to meet market needs. Prices for paper depend on the industry’s capacity utilization and the costs of raw materials.

Historically, we have been able to relatively quickly pass through to our customers substantially all increases and decreases in the cost of polyethylene resin and paper through contractual provisions in our long-term agreements and standard industry practice. If we are not able to promptly pass cost increases through in the future and there are substantial increases in polyethylene resin or paper prices, our operating margins could be affected adversely. Furthermore, natural disasters such as hurricanes, in addition to terrorist activity and governmental regulation of environmental emissions, or a substantial increase in oil or natural gas prices, may negatively impact the production or delivery capacity of our raw materials suppliers in the chemical and paper industries. This could result in increased raw material costs or supply shortages, which may have a negative impact on our profitability if we are unable to pass along the increased costs in our selling prices or, in the case of a shortage, secure raw materials from alternative sources.

Our business is affected by global economic factors including risks associated with a recession and our customers’ access to credit.

Our financial results are substantially dependent upon the overall economic conditions globally and in the locations where we do business, including in the United States, the United Kingdom and Canada. A recession in any of these locations or globally—or public perceptions that result in declining economic conditions—could substantially decrease the demand for our products and adversely affect our business. Indeed, as a result of the economic downturn that commenced in late 2008 and weak economic conditions that continued into 2011, we have experienced decreased demand for some of our products. Moreover, many of our customers rely on access to credit to fund their operations. The inability of our customers to access credit facilities may adversely affect our business by reducing our sales, increasing our exposure to accounts receivable bad debts and reducing our profitability.

The recent negative worldwide economic conditions and market instability also make it increasingly difficult for us, our customers and our suppliers to forecast demand trends. A continued decline in demand could place further financial pressure on our results of operations. The timing and extent of any changes to currently prevailing market conditions is uncertain and supply and demand may be unbalanced at any time. As a consequence, we are unable to accurately predict the extent or duration of business cycles or their effect on our financial condition or results of operations, and can give no assurances as to the timing, extent or duration of the current or future business cycles.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers.

As a result of the recent economic downturn and continued weak economic conditions, some of our customers may be unable to satisfy their obligations to us when they become due and may initiate bankruptcy proceedings. Our credit procedures and policies may not be adequate to eliminate customer credit risk. Our customers may experience financial difficulties, including bankruptcies, restructurings and liquidations. These and other financial problems that may be experienced by our customers, as well as potential financial weakness in our industry and in the economy generally may increase our risk in extending trade credit to customers. A significant adverse change in a customer relationship or in a customer’s financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s receivables or limit our ability to collect accounts receivable from that customer, all of which could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Financial difficulties and related problems at our vendors, suppliers and other business partners could result in a disruption to our operations and have a material adverse effect on our business.

We rely on numerous vendors and suppliers and collaborations with other industry participants to provide us with polyethylene resin, paper, packaging materials and other raw materials, along with energy sources and, in certain cases, facilities, that we need to operate our business. We believe that certain of our business partners may be experiencing or may experience cash flow problems, which could be further aggravated by recessionary industry conditions. Due to the recent economic downturn and continued weak economic conditions, some of these companies may be forced to reduce their output, shut down their operations or file for bankruptcy protection. Financial difficulties or solvency problems at companies on which we rely could materially adversely affect their ability to provide us with the raw materials, energy sources or facilities that we need, which could disrupt our operations, including the production of certain of our products. In addition, it could be difficult to find replacements for certain of our business partners without incurring significant delays or cost increases.

Fluctuations in the equity market will likely adversely affect our pension plan assets and our future cash flows.

In connection with our acquisition of Exopack, LLC, we assumed certain pension assets and obligations of pension plans of Exopack, LLC, referred to in this prospectus as the pension plans, as described in more detail in Note 5 to our consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus. Continued disruption in global credit and financial markets could adversely affect the market value of our pension plan assets, which would likely increase our pension costs and cause a corresponding decrease in our cash flow. Our pension costs are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience. Pension plan assets are primarily made up of equity and fixed income investments. Accordingly, fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased pension costs in future periods. In addition, changes in assumptions regarding current discount rates and expected rates of return on plan assets could also increase or decrease pension costs. We expect to make contributions of approximately $3.2 million to one of our pension plans in

2011. However, a decline in our pension plan assets as a result of volatile equity market returns would significantly increase future minimum required pension contributions in 2012 and future years which would have an adverse impact on our cash flows and our availability under our Senior Credit Facility.

Energy price increases could adversely affect the results of our operations.

Our manufacturing operations require the use of substantial amounts of electricity and natural gas. Energy prices, in particular prices relating to oil and natural gas, have been extremely volatile in recent years. Increases in oil and natural gas prices have a corresponding effect on our production costs. Higher energy costs may also affect our costs of operation by increasing our costs for the raw materials that we use to manufacture our products. The price of polyethylene resin, one of our principal raw materials, fluctuates substantially as a result of changes in petroleum and natural gas prices.

The recent political upheaval in Northern Africa and the Middle East involving Egypt, Libya and other countries has significantly increased uncertainties with respect to energy prices, and the volatility of oil prices has increased significantly during the first nine months of 2011. If these events continue or expand to other countries in the region, energy prices could continue to increase rapidly, which could adversely affect our business.

We must adapt to technological advances in the packaging industry.

We compete in an industry that requires advanced technology to deliver state-of-the-art specialty packaging and coating solutions to customers whose packaging needs are constantly evolving. Our success may depend on our ability to adapt to technological changes in the industry. If we are unable to adapt to technological change, timely develop and introduce new products, or enhance existing products in response to changing market conditions or customer requirements or demands, our business and results of operations could be materially and adversely affected. We may not be able to replace outdated technologies, replace them as quickly as our competitors or develop and market new and better products in the future.

We may be unable to protect our proprietary technology from infringement.

We rely on a combination of patents and trademarks, licensing agreements and unpatented proprietary know-how and trade secrets to establish and protect our intellectual property rights. We generally enter into confidentiality agreements with customers, vendors, employees, consultants and potential acquisition candidates as necessary to protect our know-how, trade secrets and other proprietary information. However, these measures and our patents and trademarks may not afford complete protection of our intellectual property, and it is possible that third parties may copy or otherwise obtain and use our proprietary information and technology without authorization or otherwise infringe on our intellectual property rights. Our competitors may also independently develop equivalent or superior know-how, trade secrets or production methods. If we are unable to maintain the proprietary nature of our technologies, our profit margins could be reduced as competitors imitating our products could compete aggressively against us in the pricing of certain products and our business, results of operations and financial condition may be materially adversely affected.

We are involved in litigation from time to time in the ordinary course of our business to protect and enforce our intellectual property rights, and third parties from time to time may initiate litigation against us asserting that our business infringes or violates their intellectual property rights. Our intellectual property rights may not have the value that we believe them to have and our products may be found to infringe upon the intellectual property rights of others. Further, we may not prevail in any such litigation and the results or costs of any such litigation may have a material adverse effect on our business. Any litigation concerning intellectual property is inherently unpredictable, could be protracted and costly and could have a material adverse effect on our business, results of operations and cash flows, regardless of its outcome.

Our operations could expose us to substantial environmental costs and liabilities.

We are subject to a variety of federal, state, foreign, provincial and local laws and regulations that impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, disposal and management of, regulated materials and waste. These laws and regulations impose liability for the costs of investigation and clean-up of, and damage resulting from, present and past spills, disposals or other releases of hazardous substances or materials. These domestic and international environmental laws can be complex and may change often. The compliance expenses can be significant, and violations may result in substantial fines and penalties. In addition, environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, also known as “Superfund,” in the United States, impose strict, and in some cases joint and several, liability on specified responsible parties for the investigation and cleanup of contaminated soil, groundwater and buildings, and liability for damages to natural resources at a wide range of properties, sometimes without regard to fault. As a result, we may be liable for contamination at properties that we currently own or operate, as well as at our former properties or off-site properties where we may have sent hazardous substances. As a manufacturer that uses and has used and generated large quantities of hazardous substances, we have an inherent risk of liability under environmental laws, both with respect to ongoing operations and with respect to known and potential contamination related to our properties or as a result of our operations. We could, in the future, incur a material liability resulting from the costs of complying with environmental laws, environmental permits or any claims concerning noncompliance, or liability from contamination.

We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist at our facilities or at third-party sites for which we are liable. Enactment of stricter laws or regulations, stricter interpretations of existing laws and regulations or the requirement to undertake the investigation or remediation of currently unknown environmental contamination at our own or third-party sites may require us to make additional expenditures, some of which could be material.

In addition, a number of governmental authorities, both in the United States and abroad, have considered, or are expected to consider, legislation aimed at reducing the amount of plastic wastes. Programs have included, for example, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material and requiring retailers or manufacturers to take back packaging used for their products. Legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers or otherwise impact our business. Some consumer products companies, including some of our customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using containers made in whole or in part of recycled plastic. Future legislation and initiatives could adversely affect us in a manner that could be material.

Although we believe we currently have sufficient liquidity, we may not be able to obtain funding if needed because of the deterioration of the credit and capital markets.

Global financial markets and economic conditions have been, and continue to be, disrupted and volatile, which has caused a substantial deterioration in the credit and capital markets. In particular, the cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets generally has diminished significantly. Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at maturity on terms that are similar to existing debt, and reduced, or in some cases ceased, to provide funding to borrowers.

We do not currently believe that we have a need to obtain additional financing beyond the financing arrangements we recently obtained as described in this prospectus and in “Management’s Discussion and

Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” However, our need for additional financing may change at any time based on unexpected market conditions, unexpected actions by the lenders under our Senior Credit Facility, changes to our growth strategy or other factors. If the capital and credit markets continue to experience volatility and the availability of funds remains limited, our ability to obtain any such additional financing on favorable terms, if at all, could be severely limited. Our inability to secure additional financing on favorable terms to us, or at all, in the event that we need to seek such financing would constrain our ability to operate or grow our business and could require us to pursue actions that could materially adversely affect our financial condition, results of operations and cash flows.

We are subject to risks related to our international operations.

We have manufacturing and distribution facilities in Canada, the United Kingdom and China and a joint venture operation in the Middle East. Our international operations are subject to various risks that could have a material adverse effect on those operations, including, but not limited to, exposure to local economic conditions over which we have no control and, currency exchange rate fluctuations, political instability and foreign laws, such as environmental and labor laws.

The recent political upheaval in Northern Africa and the Middle East involving Egypt, Libya and other countries has increased political instability in the region. Our joint venture with INDEVCO, as well as our plans to expand our relationship with INDEVCO to take advantage of the new polymer manufacturing capacity coming on line in the Middle East, could be adversely affected by the uncertain political environment in Northern Africa and the Middle East.

We may, from time to time, experience problems in our labor relations.

At September 30, 2011, we had 2,448 employees, of which 518 were covered by five separate collective bargaining agreements. In our Battle Creek, Michigan facility, 132 employees, including production and maintenance employees, quality control inspectors and drivers, are covered by a collective bargaining agreement that expires on February 4, 2016. In our Tomah, Wisconsin facility, 105 employees are covered by a collective bargaining agreement that expires on February 28, 2012. In our Matthews, North Carolina facility, 66 employees are covered by a collective bargaining agreement that expires on June 27, 2012. In our Menasha, Wisconsin facility, 215 employees are covered by two separate collective bargaining agreements; the Graphics Communications Workers are covered by a collective bargaining agreement that expires on June 30, 2013 and the United Steelworkers are covered by a collective bargaining agreement that expires on February 28, 2012. Our failure to renew these agreements on acceptable terms could result in labor disruptions and increased labor costs, which could materially adversely affect our financial condition, results of operations and cash flows. Furthermore, we may experience strikes, work stoppages or slowdowns in the future. Any such events could have a material adverse effect on our financial condition, results of operations and cash flows.

Loss of third-party transportation providers upon whom we depend or increases in fuel prices could increase our costs or cause a disruption in our operations.

We depend upon third-party transportation providers to deliver our products to our customers. Strikes, slowdowns, transportation disruptions or other conditions in the transportation industry, such as increases in fuel prices, could increase our costs and disrupt our operations and our ability to meet our customers’ timing requirements.

Unexpected equipment failures may lead to production curtailments or shutdowns.

Our manufacturing processes depend on critical pieces of equipment, which may, on occasion, be out of service as a result of unanticipated failures. Interruptions in our production capabilities will inevitably increase our production costs and reduce our sales and earnings for the affected period. In addition to equipment failures, our facilities are subject to the risk of catastrophic loss due to unanticipated events, such as fires, explosions or violent weather conditions. Moreover, any interruption in production capability may require us to make significant capital expenditures, which could have a negative effect on our profitability and cash flows. We may also sustain revenue losses in excess of any recoveries we make under any applicable business interruption insurance coverage we may have. In addition to such revenue losses, longer-term business disruption could result in a loss of customers, which could adversely affect our business, financial condition, results of operations and cash flows.

An affiliate of Sun Capital controls us and may have conflicts of interest with us in the future.

An affiliate of Sun Capital indirectly controls our sole stockholder. Such affiliate of Sun Capital, therefore, has the power to take actions that affect us, including appointing management and approving mergers, a sale of substantially all of our assets and other extraordinary transactions. For example, such affiliate of Sun Capital could cause us to make acquisitions that increase the amount of our indebtedness or to sell revenue-generating assets, impairing our ability to make payments under our debt agreements. Such affiliate of Sun Capital could also receive certain fees in connection with such acquisitions and other corporate events under a management services agreement with us. Additionally, such affiliate of Sun Capital is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Such affiliate of Sun Capital may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

We are required to comply with Section 404 of the Sarbanes-Oxley Act, and there can be no assurance that we will be able to establish, maintain and apply effective internal control over financial reporting under applicable SEC rules promulgated under Section 404.

We are required to comply with Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 requires that we incur substantial accounting expense, which may be higher than we expect, and that we expend significant management efforts.

The effectiveness of our controls and procedures may in the future be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may not be adequate to assure timely and accurate financial information.

If we are not able to comply with the requirements of Section 404 in a timely manner we may face restricted access to the capital markets and may be subject to sanctions.

Loss of key individuals could disrupt our operations and harm our business.

Our success depends, in part, on the efforts of certain key individuals and members of our senior management team. The loss of the services of any of our executive officers or key employees could disrupt our operations and have a material adverse effect on our business. Effective September 1, 2011, Jack E. Knott resigned as our Chief Executive Officer but will continue to serve as our Chairman. Our President and Chief Operating Officer, Tom Vale, is currently serving as Interim Chief Executive Officer. On November 4, 2011, Eric M. Lynch informed us of his decision to resign as Chief Financial Officer of our Company effective November 18, 2011. We are conducting a search for a new Chief Executive Officer and a new Chief Financial Officer.

We are unable to determine how long it will take us to find permanent replacements for our chief executive officer and chief financial officer positions. Until these positions are filled, there may be an adverse effect on the performance of these functions. A prolonged search to fill these positions could have a material adverse effect on our business. Additionally, we do not carry “key man” life insurance coverage for our senior management.

We may be adversely affected by interest rate changes.

Our financial position is affected, in part, by fluctuations in interest rates. Borrowings under our Senior Credit Facility are subject to variable interest rates, and borrowings under our New Term Loan Facility are subject to variable interest rates. Increased interest rates may adversely affect our earnings and cash flows by increasing the amount of interest expense that we are obligated to pay on borrowings under our Senior Credit Facility and New Term Loan Facility.

Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A significant increase in interest rates could have a material adverse affect on our financial position, results of operations and cash flows.

Numerous other factors over which we may have limited or no control may affect our performance and profitability.

Other factors that may influence our earnings include: legal and administrative cases and proceedings (whether civil, such as environmental or product related, or criminal), settlements, judgments, and investigations; developments or assertions by or against us relating to intellectual property rights and intellectual property licenses; adoption of new, or changes in, accounting policies or practices and the application of such policies and practices; changes in business mix; customer and supplier business reorganizations or combinations; increase in cost of debt; ability to retain adequate levels of insurance coverage at acceptable rates; fluctuations in pension and employee benefit costs; loss of significant contracts; risks and uncertainties relating to investment in development activities and new facilities; timely development and successful market acceptance of new products; pricing of competitive products; disruptions in transportation networks; increased participation in potentially less stable emerging markets; reliability of utility services; impact of computer viruses; general or specific economic conditions and the ability and willingness of purchasers to substitute other products for the products that we manufacture; financial condition and inventory strategies of customers and suppliers; credit risks; changes in customer order patterns; employee work stoppages at plants; increased competition; changes in government regulations and the impact of changes in the global political environment, including the ability to estimate the impact of foreign currency exchange rates on financial results; the impact of epidemiological events on the economy and on our customers and suppliers; and acts of war, terrorism, weather, and other natural disasters.

We may not successfully complete the integration of Exopack Meat, Cheese and Specialty (“EMCS”).

We acquired EMCS in July 2010. Since this business was previously operated separately by Bemis, there are a number of risks related to this acquisition, including, but not limited to:

•	demands on management related to the increase in the size of the business for which they are responsible;

•	diversion of management’s attention from the management of daily operations to the integration of the acquired business;

•	management of employee relations across facilities;

•	difficulties in the assimilation of different corporate cultures and practices, the integration of dispersed operations and the assimilation and retention of personnel, including key management;

•

difficulties and unanticipated expenses related to the integration of manufacturing facilities, departments, systems (including accounting systems), technologies, books and records, procedures and controls (including internal accounting controls, procedures and policies), as well as in maintaining uniform standards, including environmental management systems; and

•	expenses of any undisclosed or potential liabilities.

The successful integration of our operations with the operations of EMCS will depend on our ability to manage the combined operations, to realize opportunities for revenue growth presented by broader product offerings and expanded geographic coverage and to eliminate redundant and excess costs. If our continued integration efforts are not successful, we may not be able to maintain the levels of revenues, earnings or operating efficiency that we and EMCS might have achieved separately.

We may be unable to realize the expected cost savings and other synergies from the EMCS acquisition into our business and operations.

Even if we are fully able to successfully integrate the operations of EMCS into our operations, this integration may not result in the cost savings, synergies or revenue enhancements that we expect or these benefits may not be achieved within the timeframe that we expect. The cost savings and other synergies from the acquisition may be offset by costs incurred in integrating EMCS’s operations into our operations, as well as by increases in other expenses, by operating losses or by problems with the EMCS business unrelated to the acquisition.

We may be unable to successfully or timely complete the transition of equipment and business related to the EMCS acquisition to our existing facilities.

We acquired certain manufacturing equipment located at a Bemis manufacturing facility, and Bemis toll manufactures certain products for us through a tolling arrangement. The successful and timely transition of this equipment and business to our existing facilities will depend on difficulties encountered in the transition and unanticipated expenses and delays that may occur. We may not be able to maintain the levels of revenues, earnings or operational efficiency achieved through the tolling arrangement.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Your Notes

On May 31, 2011, we sold the notes you currently hold to the initial purchasers under a purchase agreement dated May 25, 2011. The sale was structured to comply with the exemption from registration under the Securities Act provided by Section 4(2) of the Securities Act and in compliance with Rule 144A and Regulation S promulgated thereunder. Upon the terms and subject to the conditions stated in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all of your notes that are properly tendered on or before the expiration date of the exchange offer and not withdrawn as permitted below. The expiration date will be at 5:00 p.m., New York City time, on January 10, 2012. If we extend the period of time for which the exchange offer is open, the expiration date will be the latest time and date to which the exchange offer is extended. The longest we could extend the offer without incurring liquidated damages under the registration rights agreement in the form of increased interest payable on the notes would be until the date that is 60 business days after the date the registration statement of which this prospectus forms a part is declared effective.

As of the date of this prospectus, $235.0 million principal amount of the old notes was outstanding. We are sending this prospectus, together with the letter of transmittal, on or about the date stated on the cover page to you at the addresses listed in the security register in connection with notes maintained by the trustee. Our obligation to accept notes for exchange in the exchange offer is subject to various conditions described below.

We reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any notes pursuant to the extension, by providing notice of any extension as described below. During any extension, all notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any notes not accepted for exchange for any reason will be returned without expense to the tendering holder of the notes promptly after the expiration or termination of the exchange offer.

We also reserve the right:

•	to delay accepting any old notes or to terminate the exchange offer and not accept any notes for exchange, if any of the conditions described in this prospectus have not been satisfied, and

•	to amend the exchange offer in any manner.

Any delay in acceptance for exchange of any notes, whether due to an extension of the exchange offer or otherwise, will be consistent with Rule 14e-1(c) under the Exchange Act.

Notes tendered in the exchange offer must be $2,000 in principal amount or any integral multiple of $1,000 in excess thereof.

We will provide notice by means of a press release or other public announcement of any extension, amendment, non-acceptance or termination to the holders of the notes as promptly as practicable. Any notice will include the amount of notes tendered to the date of the notice and will be issued no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date or other event giving rise to the notice requirement, as required by Rule 14e-1(d) under the Exchange Act. In the event of a material change in the terms of the offer, we will extend the offer period, if necessary, so that at least five business days remain in the offering following notice of a material change.

Registration Rights; Liquidated Damages

In connection with the private offering of the old notes, we entered into an exchange and registration rights agreement dated May 31, 2011 (the “Registration Rights Agreement”), with the initial purchaser of the old notes, in which we agreed, among other things, to:

(1)	file with the SEC the exchange registration statement of which this prospectus forms a part;

(2)	obtain as promptly as practicable all financial statements of EHC and its subsidiaries (including the financial statements of any acquired entities and related pro forma financial statements) required to be included in such filing;

(3)	cause the exchange registration statement to become effective under the Securities Act as promptly as practicable, but in any event no later than 270 days after the date of the Registration Rights Agreement;

(4)	use our commercially reasonable efforts to commence and complete the exchange offer promptly (but no later than sixty days) following the effective time of the exchange registration statement;

(5)	use our commercially reasonable efforts to hold the exchange offer open for at least 30 days (or such longer period as may be required by applicable law) in accordance with Regulation 14E promulgated by the SEC under the Exchange Act; and

(6)	exchange new notes for all old notes that have been properly tendered and not withdrawn promptly following expiration of the exchange offer.

The Registration Rights Agreement also requires us to (i) include in the exchange registration statement a prospectus for use in any resales by any holder of new notes that is a broker-dealer or is otherwise subject to prospectus delivery requirements and (ii) keep the exchange registration statement effective for a period beginning when new notes are first issued under the exchange offer and ending upon the earlier of the expiration of the 180th day after the exchange offer has been completed or such time as such broker-dealers no longer own any notes.

If:

(1)	on or before the date the exchange offer is completed, the existing SEC interpretations are changed such that the new notes would not in general be freely transferable;

(2)	the exchange offer has not been completed within 330 days following the date the exchange registration statement is filed; or

(3)	any holder of old notes notifies us prior to the 20th business day following the consummation of the exchange offer that: (a) it is prohibited by law or SEC policy from participating in the exchange offer; (b) it may not resell the new notes to the public without delivering a prospectus and the prospectus supplement contained in the exchange registration statement is not appropriate or available for such resales; or (c) it is a broker-dealer and owns notes acquired directly from us or one of our affiliates, we are required to, in lieu of (or, in the case of clause (2), in addition to) registering new notes, file as soon as practicable, but no later than 30 days after such obligation to file arises, and no earlier than the time at which we are obligated to file the exchange registration statement, a registration statement under the Securities Act relating to a shelf registration (the “Shelf Registration Statement”) of the old notes for resale by holders (the “Resale Registration”), and we are required to use our commercially reasonable efforts to cause such Shelf Registration Statement to become effective as promptly as practicable, but in any event no later than 180 days after the filing date, and to remain effective until two years following the effective date of such Shelf Registration Statement or such shorter period that will terminate when all the securities covered by the Shelf Registration Statement are no longer outstanding.

In the event of the Resale Registration, we are required to provide to the holder or holders of the applicable notes copies of the prospectus that is a part of the Shelf Registration Statement, notify such holder or holders when the Resale Registration for the applicable notes has become effective and take certain other actions as are required to permit unrestricted resales of the applicable notes. A holder of notes that sells such notes pursuant to the Resale Registration generally would be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification obligations). Although we intend to file the registration statement previously described, we cannot assure you that the registration statement will be filed or, if filed, that it will become effective.

In the event that:

(1)	we have not filed the exchange registration statement or, if applicable, the Shelf Registration Statement, on or before the date on which such registration statement is required to be filed as set forth above; or

(2)	such exchange registration statement or, if applicable, Shelf Registration Statement, has not become effective on or before the date on which such registration statement is required to become effective as set forth above; or

(3)	this exchange offer has not been completed within 60 business days following the date the exchange registration statement becomes effective; or

(4)	any registration statement required by the Registration Rights Agreement is filed and declared effective but shall thereafter cease to be effective (except as specifically permitted therein) without being succeeded immediately by an additional registration statement filed and declared effective;

then we are obligated to pay to the holders, as liquidated damages for such Registration Default, for the period from the occurrence of the Registration Default until such time as no Registration Default is in effect, an amount per annum equal to 0.25% of the aggregate principal amount of notes during the first 90-day period following the occurrence of such Registration Default, which rate shall increase to 0.50% for the second 90-day period and 0.75% for the third 90-day period following the occurrence of such Registration Default, and which rate shall increase to 1.00% thereafter for the remaining portion of the Registration Default.

Under certain circumstances, we are not required to maintain the effectiveness of the exchange registration statement or Shelf Registration Statement for a period of no more than 60 days during any twelve-month period

We are making the exchange offer to satisfy our obligations and your registration rights under the Registration Rights Agreement. A copy of the Registration Rights Agreement has been filed as an exhibit to the registration statement filed with the SEC in connection with the exchange offer. You may request a copy of the Registration Rights Agreement at our address set forth under “Where You Can Find More Information.”

In general, if you wish to exchange your old notes for new notes in the exchange offer, you will be required to acknowledge to us, among other things, that (i) any new notes to be received by you will be acquired in the ordinary course of your business, (ii) at the time of the commencement of the exchange offer, you have no arrangement or understanding with any person to participate in the distribution of the new notes issued in this exchange offer and (iii) you are not an “affiliate,” as defined under Rule 405 of the Securities Act, of our Company. A holder that uses the exchange offer to participate in a distribution of the new notes:

(1)	may not rely on the applicable interpretations of the staff of the SEC; and

(2)	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Procedure for Tendering Old Notes

Your tender of notes to us is subject to the objective criteria set forth below and our acceptance of the notes will constitute a binding agreement between you and us upon the terms and subject to the conditions stated in this prospectus and in the accompanying letter of transmittal. Except as explained below, a holder who wishes to tender notes for exchange in the exchange offer must transmit a properly completed and executed letter of transmittal (or an agent’s message in lieu thereof), together with all other documents required by the letter of transmittal, to The Bank of New York Mellon Trust Company, N.A., at the address listed below under “—Exchange Agent” on or before the expiration date. In addition,

(1)	certificates for the notes must be received by DTC, along with the letter of transmittal, or

(2)	a timely confirmation of a book-entry transfer of the notes, if this procedure is available, into The Bank of New York Mellon Trust Company, N.A.’s account at DTC according to the procedure for book-entry transfer described below, must be received by The Bank of New York Mellon Trust Company, N.A. before the expiration date, or

(3)	you must comply with the guaranteed delivery procedures described below.

The method of delivery of the notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend registered mail, properly insured, with return receipt requested, be used in all cases. You should allow sufficient time to assure timely delivery. No letters of transmittal or notes should be sent to us.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the notes surrendered for exchange are tendered:

(1)	by a registered holder of the notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

(2)	for the account of an eligible institution.

An “eligible institution” is an eligible guarantor institution like a bank, stockbroker, national securities exchange, registered securities association, savings and loan association or credit union with membership in a signature medallion program under Rule 17Ad-15 of the Exchange Act. If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an eligible institution. If notes are registered in the name of a person other than the person signing the letter of transmittal, the notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, properly executed by the registered holder, with the signature guaranteed by an eligible institution.

We reserve the absolute right to:

(1)	reject any and all tenders of any particular old note not properly tendered pursuant to the objective procedures set forth above;

(2)	refuse to accept any old note if, in our judgment or the judgment of our counsel, the acceptance would be unlawful; and

(3)	waive any defects or irregularities as to any particular old note before the expiration of the exchange offer.

You must cure any defects or irregularities in connection with tenders of old notes. Neither we, the exchange agent nor any other person will incur any liability for failure to notify you of any defect or irregularity with respect to your tender of old notes. If we waive any defects or irregularities pursuant to (3) above with respect to a noteholder, we will extend the same waiver to all noteholders with respect to the defect or irregularity being waived.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of notes, the notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the notes.

If the letter of transmittal or any notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing, and unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

Resale of New Notes

We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the new notes issued pursuant to the exchange offer in exchange for the old notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff in a series of no-action letters issued to third parties, we believe that new notes issued pursuant to the exchange offer in exchange for old notes may be offered for sale, resold and otherwise transferred by any holder of new notes if the holder:

(1)	acquires the new notes issued in the exchange offer in the ordinary course of its business;

(2)	is not participating, does not intend to participate, and has no arrangement or understanding with anyone to participate, in the distribution of the new notes issued in the exchange offer, and

(3)	is not an “affiliate” of our Company as defined in Rule 405 of the Securities Act.

Any holder who exchanges original notes in the exchange offer with the intention of participating in any manner in a distribution of the new notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and the secondary resale transaction must be covered by an effective registration statement under the Securities Act containing the selling holder’s information required by Item 507 or Item 508, as applicable, of Regulation S-K under the Securities Act.

Because the SEC has not considered our exchange offer in the context of a no-action letter, we cannot assure you that the staff would make a similar determination with respect to the exchange offer. Any holder that is an affiliate of ours or that tenders in the exchange offer for the purpose of participating in a distribution of the new notes or that does not acquire new notes in the ordinary course of its business may be deemed to have received restricted securities and will not be allowed to rely on this interpretation by the staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If you participate in the exchange offer, you must represent to us, among other things, that you are not engaged in, and do not intend to engage in, a distribution of new notes. In addition, each broker-dealer who acquired its old notes as a result of market-making activities or other trading activities and thereafter receives new notes issued for its own account in this exchange offer may be an “underwriter” within the meaning of the Securities Act and must represent to us that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes issued in this exchange offer, and a broker-dealer that is not able to make this representation will not be permitted to participate in the exchange offer. The letter of transmittals states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with this exchange offer.

Acceptance of Old Notes for Exchange; Delivery of New Notes

We will accept, promptly after the expiration date, all old notes properly tendered. To the extent the old notes are properly tendered, we will issue the new notes promptly after the expiration date. For each old note accepted for exchange, the holder of the note will receive a new note having a principal amount equal to that of the surrendered note. The new notes will bear interest from June 1, 2011. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following consummation of the exchange offer will receive interest accruing from June 1, 2011. Old notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Under the Registration Rights Agreement, we may be required to make additional payments in the form of liquidated damages to the holders of the old notes under circumstances relating to the timing of this exchange offer. If your old notes are accepted for exchange, you will not receive any payment of interest on the notes otherwise payable on any interest payment date the record date for which occurs on or after completion of the exchange offer.

If any tendered old notes are not accepted for any reason described in the terms and conditions of the exchange offer or if certificates representing old notes are submitted for a greater principal amount than the holder desires to exchange, certificates representing the unaccepted or non-exchanged old notes will be returned without expense to the tendering holder of the notes promptly after the expiration or termination of the exchange offer. If old notes are tendered by book-entry transfer into The Bank of New York Mellon Trust Company, N.A.’s account at DTC according to the book-entry transfer procedures described below, the non-exchanged notes will be credited to an account maintained with DTC.

Book-Entry Transfer

The Bank of New York Mellon Trust Company, N.A. will make a request to establish an account for the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC’s systems may make book-entry delivery of notes by causing DTC to transfer the notes into The Bank of New York Mellon Trust Company, N.A.’s account at DTC. Although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or a facsimile of it (or an agent’s message in lieu thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by The Bank of New York Mellon Trust Company, N.A. at the address listed below under “—Exchange Agent” on or before the expiration date or you must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you desire to tender your old notes and your notes are not immediately available, or time will not permit your notes or other required documents to reach The Bank of New York Mellon Trust Company, N.A. before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

(1)	the tender is made through an eligible institution,

(2)	before the expiration date, The Bank of New York Mellon Trust Company, N.A. receives from the eligible institution a properly completed and executed letter of transmittal or a facsimile of it and notice of guaranteed delivery, substantially in the form provided by us, stating your name and address and the amount of notes tendered, stating that the tender is being made and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered notes, in proper form for transfer, or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with The Bank of New York Mellon Trust Company, N.A., and

(3)	the certificates for all physically tendered notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by The Bank of New York Mellon Trust Company, N.A. within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, a written or facsimile notice of withdrawal must be received by The Bank of New York Mellon Trust Company, N.A. at the address listed below under “—Exchange Agent.” Any notice of withdrawal must:

(1)	specify the name of the person having tendered the notes to be withdrawn,

(2)	identify the old notes to be withdrawn, including the principal amounts of the old notes, and

(3)	where certificates for old notes have been transmitted, specify the name in which the old notes are registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to The Bank of New York Mellon Trust Company, N.A., then, before the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless the holder is an eligible institution. If old notes have been tendered according to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn notes and otherwise comply with the procedures of the facility. All questions about the validity, form and eligibility of the notices will be determined by us and our determination will be final and binding on all parties. Certificates for any old notes so withdrawn will not be considered to have been validly tendered for purposes of the exchange offer. Any old notes that have been tendered but which are not exchanged for any reason will be returned to the holder of the notes without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. In the case of old notes tendered by book-entry transfer into The Bank of New York Mellon Trust Company, N.A.’s account at DTC according to the book-entry transfer procedures described above, the notes will be credited to an account maintained with DTC for the notes. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedure for Tendering Old Notes” above at any time on or before the expiration date.

Exchange Agent

The Bank of New York Mellon Trust Company, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address below. Questions and requests for assistance, requests for additional copies of this document or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

By Registered or Certified Mail or Overnight Carrier

The Bank of New York Mellon Trust Company, N.A.

c/o The Bank of New York Mellon

Corporate Trust Operations—Reorganization Unit

101 Barclay Street, Floor 7E

New York, N.Y. 10286

Attn: Mr. William Buckley

By Facsimile (Eligible Institutions Only):

(212) 298-1915

Attn: Corporate Trust Operations—Reorganizations Unit

Confirm Facsimile by Telephone:

(212) 815-5788

Delivery of the letter of transmittal to a different address or transmission of instructions via a different facsimile number does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

We will bear the expenses of soliciting tenders. We have not retained any dealer or manager in connection with the exchange offer and will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. We will however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

We will pay the cash expenses incurred in connection with the exchange offer. These expenses include registration fees, fees and expenses of the exchange agent and the trustee, accounting and legal fees and printing costs, among others.

Transfer Taxes

You will not be obligated to pay any transfer tax in connection with the exchange, except if you instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than you, in which case you will be responsible for the payment of any applicable transfer tax.

Appraisal Rights

You will not have dissenters’ rights or appraisal rights in connection with the exchange offer.

Consequences of Failure to Exchange Old Notes

If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of the old notes. In general, the old notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. We do not anticipate that we will register the old notes under the Securities Act. Based on interpretations by the staff of the SEC issued to third parties, new notes may be offered for resale, resold or otherwise transferred by holders of the new notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes are acquired in the ordinary course of the holders’ business and the holders have no arrangement with any person to participate in the distribution of the new notes. Holders must acknowledge that they are not engaged in, and do not intend to engage in, a distribution of new notes. If you are our affiliate, are engaged in or intend to engage in or have any arrangement or understanding related to the distribution of the new notes to be acquired in the exchange offer, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes in this exchange offer for its own account in exchange for old notes that it acquired as a result of market-making or other trading activities may be an “underwriter” within the meaning of the Securities Act and must represent to us in a letter of transmittal that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with this exchange offer. In addition, to comply with the securities laws of various jurisdictions, if applicable, it may be necessary to qualify for sale or to register the new notes before offering or selling the new notes. We do not intend to take any action to register or qualify the new notes for resale in any of these jurisdictions.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the Registration Rights Agreement. We will not receive any cash proceeds from the issuance of the new notes. The old notes that are surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. As a result, the issuance of the new notes will not result in any increase or decrease in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

The net proceeds from the issuance and sale of the old notes was approximately $229.5 million, after deducting discounts provided to the initial purchasers and our expenses. We used the net proceeds from the offering of the old notes and borrowings under the New Term Loan Facility to repay borrowings under our Senior Credit Facility, to retire the Former Senior Notes through a tender offer or redemption and to pay related transaction fees and expenses, and to pay a dividend to our stockholders. The Former Senior Notes bore interest at a rate of 11.25% and the weighted average interest rate on borrowings outstanding under the Senior Credit Facility was approximately 5.23% at the time of repayment.

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization as of September 30, 2011. You should read this table in conjunction with “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

As of September 30, 2011
(in millions)
Cash	$1.3

Long-term debt, including current portion:
Senior Credit Facility	$2.5
New Term Loan Facility	349.1
10% Senior Notes due 2018	235.0
Capital leases	13.3

Total long-term debt, including current portion	$599.9
Total consolidated stockholder’s deficit	(126.7)

Total capitalization	$474.5

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

Effective as of July 13, 2010, we completed the acquisition from Bemis Company, Inc. (“Bemis”) of certain assets used in connection with Bemis’s Alcan Cheese and Meat packaging business which were historically reported as an integrated operation within the Alcan Packaging-Food Americas business. We refer to the acquired business as Exopack Meat, Cheese and Specialty (“EMCS”). The following tables set forth our unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2010 and the year ended December 31, 2010 giving effect to the acquisition of EMCS and the associated financing transaction as if they had occurred on January 1, 2010. The unaudited pro forma consolidated statements of operations are based on our historical financial statements and EMCS’s historical financial statements, adjusted to give pro forma effect to the acquisition of EMCS.

The unaudited pro forma consolidated statements of operations are based on estimates and assumptions that management believes are reasonable. The unaudited pro forma consolidated statements of operations are for information purposes only and do not purport to represent what our actual results of operations would have been if the acquisition of EMCS had been completed as of January 1, 2010 or that may be achieved in the future. The following tables should be read in conjunction with EMCS’s historical financial statements and related notes thereto and our historical financial statements and notes related thereto appearing or incorporated by reference in this prospectus.

EXOPACK HOLDING CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

	Historical
	Nine Months Ended September 30, 2010 Exopack	January 1, 2010 Through February 28, 2010 RIO EMCS	March 1, 2010 Through June 30, 2010 Bemis EMCS	Pro Forma Adjustments		Pro Forma Nine Months Ended September 30, 2010
	(unaudited)
	(dollars in millions)
Net sales	$569.2	$25.4	$48.5	$—		$643.1
Cost of sales	498.8	19.8	42.2	(2.6	)(1)(2)	558.2

Gross profit	70.4	5.6	6.3	2.6		84.9
Operating expenses	48.9	2.1	3.1	(4.6	)(1)(3)	49.5

Operating income	21.5	3.5	3.2	7.2		35.4
Other expenses:
Interest expense	25.1	—	—	8.0	(4)	33.1
Other expenses (income), net	(0.9)	—	—	—		(0.9)

Net other expense	24.2	—	—	8.0		32.2

Income (loss) before income taxes	(2.7)	3.5	3.2	(0.8)		3.2
Provision for income taxes	0.7	—	—	2.3	(5)	3.0

Net (loss) income	$(3.4)	$3.5	$3.2	$(3.1)		$0.2

EXOPACK HOLDING CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

	Historical
	Year Ended December 31, 2010 Exopack	January 1, 2010 Through February 28, 2010 RIO EMCS	March 1, 2010 Through June 30, 2010 Bemis EMCS	Pro Forma Adjustments		Pro Forma Year Ended December 31, 2010
	(audited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)
	(dollars in millions)
Net sales	$785.1	$25.4	$48.5	$—		$859.0
Cost of sales	684.2	19.8	42.2	(2.6	)(1)(2)	743.6

Gross profit	100.9	5.6	6.3	2.6		115.4
Operating expenses	66.5	2.1	3.1	(4.7	)(1)(3)	67.0

Operating income	34.4	3.5	3.2	7.3		48.4
Other expenses:
Interest expense	36.4	—	—	8.0	(4)	44.4
Other expenses (income), net	(1.1)	—	—	—		(1.1)

Net other expense	35.3	—	—	8.0		43.3

Income (loss) before income taxes	(0.9)	3.5	3.2	(0.7)		5.1
Provision for income taxes	1.9	—	—	2.3	(5)	4.2

Net (loss) income	$(2.8)	$3.5	$3.2	$(3.0)		$0.9

(1)	Based on our valuation of property, plant and equipment and finite lived intangibles, additional depreciation and amortization expense is as follows:

(dollars in millions)	Nine Months Ended September 30, 2010	Year Ended December 31, 2010
New depreciation expense (a)	$2.5	$2.5
Historical depreciation expense	2.7	2.7

Adjustment to depreciation expense	$(0.2)	$(0.2)

(a)	Reflects estimated fair value of real property of $11.2 million (estimated useful lives of 18 years) and of machinery and equipment of $32.4 million (estimated useful lives of 7 years):

(dollars in millions)	Nine Months Ended September 30, 2010	Year Ended December 31, 2010
New amortization expense (b)	$0.9	$0.9
Historical amortization expense	1.0	1.0

Adjustment to amortization expense	$(0.1)	$(0.1)

(b)	Intangible assets acquired in the transaction have estimated fair values and useful lives as follows:

(dollars in millions)	Estimated fair value	Estimated Useful life	Amortization
Trademarks and tradenames	$1.4	20.0	$0.1
Patented and non-patented technology	2.9	8.6	0.3
Customer relationships	26.2	18.1	1.4

Total identified intangible assets	$30.5		$1.8

(2)	Bemis stepped up inventory for EMCS in March 2010 by approximately $0.9 million and recognized the costs related to such step-up in the period ended June 30, 2010. Such costs have been eliminated from the pro forma statements of operations since they are one-time in nature and related to a previous acquisition of EMCS. We stepped up inventory for EMCS in July 2010 by approximately $1.5 million and recognized the costs related to such step-up in 2010. Such costs have been eliminated from the pro forma statements of operations since they are one-time in nature.

(3)	Represents the elimination of $4.5 million and $4.6 million for the nine months ended September 30, 2010 and the year ended December 31, 2010, respectively, in one-time costs incurred related to the EMCS acquisition and expensed by us.

(4)	Reflects the pro forma adjustments to interest expense resulting from the transactions, which is calculated as follows:

(dollars in millions)	Nine Months Ended September 30, 2010	Year Ended December 31, 2010
Interest on term loan (a)	$6.0	$6.0
Capital lease obligations (b)	0.4	0.4

Total cash interest expense	6.4	6.4
Amortization of deferred financing fees (c)	1.6	1.6

Total pro forma interest expense	8.0	8.0
Less: historical interest expense	—	—

Adjustment to interest expense	$8.0	$8.0

(a)	Represents interest on term loan:

(dollars in millions)	Nine Months Ended September 30, 2010	Year Ended December 31, 2010
Term Loan	$100.0	$100.0
Interest rate	12.00%	12.00%
Portion of the year outstanding	0.50	0.50

Total term loan interest	$6.0	$6.0

(b)	Represents interest on assumed capital lease obligations:

(dollars in millions)	Nine Months Ended September 30, 2010	Year Ended December 31, 2010
Capital lease obligations—principal	$9.2	$9.2
Assumed interest rate / borrowing rate	8.50%	8.50%
Portion of the year outstanding	0.50	0.50

Total capital lease obligations interest	$0.4	$0.4

Interest on the capital lease obligations of EMCS was not included in the historical statements of EMCS and has therefore been included as a pro forma adjustment herein.

(c)	Represents the amortization of deferred financing costs and fees incurred to finance the acquisition of EMCS:

(dollars in millions)	Nine Months Ended September 30, 2010	Year Ended December 31, 2010
Deferred financing costs	$11.6	$11.6
Months to amortize	42.5	42.5

Amortization of deferred financing costs	$1.6	$1.6

(5)	Represents an estimated statutory tax rate of 39% applied to the historical EMCS results and the pro forma adjustments:

(dollars in millions)	Nine Months Ended September 30, 2010	Year Ended December 31, 2010
Income (loss)
EMCS	$6.7	$6.7
Pro forma	(0.8)	(0.7)

	$5.9	$6.0
Tax rate	39.00%	39.00%

Pro forma income tax provision	$2.3	$2.3

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth selected historical consolidated financial data as of and for the nine months ended September 30, 2011 and 2010, as of and for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006. We derived the historical statement of operations data, the cash flow data and the other data for the years ended December 31, 2010, 2009 and 2008, and the historical balance sheet data as of December 31, 2010 and 2009, presented below from our audited consolidated financial statements included elsewhere in this prospectus, and such data are qualified in their entirety by reference to, and should be read in conjunction with, such audited consolidated financial statements. We derived the historical statement of operations data, the cash flow data and the other data for the years ended December 31, 2007 and 2006, and the historical balance sheet data as of December 31, 2008, December 31, 2007 and December 31, 2006, presented below from our audited consolidated financial statements which are not included in this prospectus. The historical statement of operations data, the cash flow data and the other data for the nine months ended September 30, 2011 and 2010, and the historical balance sheet data as of September 30, 2011, were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited balance sheet data as of September 30, 2010 was derived from our September 30, 2010 unaudited condensed consolidated balance sheet which is not included in this prospectus. In the opinion of management, the interim financial information provided herein reflects all adjustments (consisting of normal and recurring adjustments) necessary for a fair statement of the data for the periods presented. Interim results are not necessarily indicative of the results to be expected for any other interim period, for the entire fiscal year or for any future period.

On July 13, 2010, we completed the acquisition of EMCS. Therefore, investors should note that our results of operations for the nine month period ended September 30, 2011 and the fiscal year ended December 31, 2010 are not directly comparable to our results of operations for the corresponding prior periods.

The summary pro forma consolidated financial data for the year ended December 31, 2010 and the nine months ended September 30, 2010 gives effect to the acquisition of EMCS and the associated financing transaction as if they had occurred on January 1, 2010. The summary pro forma consolidated financial data is based on our historical financial statements and EMCS’s historical financial statements, adjusted to give pro forma effect to the acquisition of EMCS. The summary pro forma consolidated financial data is based on estimates and assumptions that management believes are reasonable. The summary pro forma consolidated financial data is for information purposes only and does not purport to represent what our actual results of operations would have been if the acquisition of EMCS had been completed as of January 1, 2010 or that may be achieved in the future. The information in the following table should be read in conjunction with EMCS’s historical financial statements and related notes thereto and our historical financial statements and notes related thereto appearing in this prospectus.

You should read the following summary financial data together with “Capitalization,” “Pro Forma Consolidated Financial Information (Unaudited),” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,					Pro Forma (1) Year Ended December 31,	Nine Months Ended September 30,		Pro Forma (1) Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2010	2011	2010
						(unaudited)	(unaudited)		(unaudited)
	(dollars in millions)
Statement of Operations Data:
Net sales	$655.4	$676.1	$781.7	$673.7	$785.1	$859.0	$569.2	$663.9	$643.1
Cost of sales	583.3	603.7	699.5	596.7	684.2	743.6	498.8	574.3	558.2

Gross Profit	72.1	72.4	82.2	77.0	100.9	115.4	70.4	89.6	84.9
Operating expenses (2)	48.0	49.5	57.2	55.9	66.5	67.0	48.9	56.6	49.5

Operating income	24.1	22.9	25.0	21.1	34.4	48.4	21.5	33.0	35.4
Other expenses:
Interest expense	27.3	28.9	31.0	28.6	36.4	44.4	25.1	36.6	33.1
Loss on early extinguishment of debt (3)	4.0	—	—	—	—	—	—	22.1	—
Other expense (income), net (4)	—	(1.6)	1.3	(0.5)	(1.1)	(1.1)	(0.9)	(0.2)	(0.9)

Net other expense	31.3	27.3	32.3	28.1	35.3	43.3	24.2	58.5	32.2

Income (loss) before income taxes	(7.2)	(4.4)	(7.3)	(7.0)	(0.9)	5.1	(2.7)	(25.5)	3.2
Provision for (benefit from) income taxes	(2.3)	(0.5)	(1.2)	(1.1)	1.9	4.2	0.7	(9.4)	3.0

Net (loss) income	$(4.9)	$(3.9)	$(6.1)	$(5.9)	$(2.8)	$0.9	$(3.4)	$(16.1)	$0.2

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)
	(dollars in millions)
Balance Sheet Data (at period end):
Cash	$0.5	$1.3	$1.7	$0.6	$2.5	$1.5	$1.3
Working capital (5)	$51.4	$5.9	$4.6	$1.3	$21.3	$16.7	$92.2
Property, plant and equipment, net	$145.8	$186.4	$173.8	$174.1	$214.3	$214.8	$221.4
Total assets (6)	$451.1	$519.1	$498.6	$481.5	$609.8	$612.1	$628.6
Long term debt, less current portion (7)	$220.2	$220.1	$220.1	$220.0	$330.5	$320.0	$580.6
Total debt (7)	$230.2	$291.1	$294.6	$288.6	$389.3	$402.6	$599.9
Stockholder’s equity (deficit)	$66.0	$65.0	$42.7	$44.5	$40.0	$41.7	$(126.7)
Other Data:
Ratio of earnings to fixed charges (8)	—	—	—	—	—	—	—
Cash Flow Data:
Net cash provided by (used in):
Operating activities (9)	$9.7	$12.8	$13.0	$26.0	$29.6	$7.4	$(8.2)
Investing activities (10)	$(17.5)	$(71.8)	$(19.0)	$(19.7)	$(100.3)	$(93.7)	$(33.3)
Financing activities (11)	$(0.7)	$59.4	$5.1	$(6.9)	$72.7	$87.2	$40.4
Capital expenditures	$17.5	$23.2	$19.1	$26.4	$25.0	$18.4	$34.8

(1)	For a reconciliation of the historical statement of operations data for the year ended December 31, 2010 and the nine months ended September 30, 2010 to the pro forma statement of operations data for the year ended December 31, 2010 and the nine months ended September 30, 2010, see “Pro Forma Consolidated Financial Information (Unaudited).”
(2)

Operating expenses for the nine months ended September 30, 2011 included approximately $4.3 million related to costs to complete the Recapitalization Transactions, $3.0 million in management fees, $2.1 million in costs related to the integration of EMCS, $2.0 million in process improvement consulting fees and $1.1 million in severance costs. Operating expenses for the nine months ended September 30, 2010 included $4.5 million in acquisition costs related to EMCS, $2.6 million in process improvement consulting fees, $2.5 million in severance costs and $1.3 million in management fees. Operating expenses for the year ended December 31, 2010 included $6.0 million in expenses related to acquisition costs and the start-up and integration of EMCS operations into our business, $5.0 million in other selling, general and administrative costs acquired with the EMCS acquisition, $3.5 million in professional services related to process improvement consulting, $2.7 million in severance costs, and $2.5 million in incentive bonus related to our management incentive plan bonus (“MIP”). Operating expenses for the year ended December 31, 2009 included $3.3 million in incentive bonus related to our MIP, $3.1 million in severance costs, $1.7 million in professional services related to process improvement consulting, and approximately $831,000 related to the closure of one of our Canadian facilities. Operating expenses for the year ended December 31, 2008 included $3.4 million in start-up and transition costs related to the EEF and EPF Acquisitions, $8.5 million in other selling, general and administrative expenses due to a full year of EEF and EPF operations in 2008, $2.0 million in severance costs, and approximately $567,000 related to a lease obligation to consolidate operations at one of our Canadian facilities. Operating expenses for the year ended

December 31, 2007 included $1.3 million of accelerated amortization related to the reduction of the useful life of the Cello-Foil trademark and trade name, $1.3 million (excluding certain severance charges included in severance costs below) related to costs associated with continued efforts to combine and streamline certain operations of our consumer food and specialty packaging Canadian facilities, $2.0 million in severance costs, $1.5 million in start-up and transition expenses related to the EEF and EPF Acquisitions and $2.6 million in other selling, general and administrative costs related to the EEF and EPF Acquisitions.
(3)	Loss on early extinguishment of debt for the nine months ended September 30, 2011 represented a charge to earnings to write-off deferred financing costs of approximately $11.9 million and a recognition of approximately $10.2 million in early redemption and consent costs related to the early extinguishment of our former 11.25% senior notes. Loss on early extinguishment of debt for the year ended December 31, 2006 represented a charge to earnings during the year ended December 31, 2006 to write-off the deferred financing costs related to our former senior credit facility and subordinated term loans. This debt was refinanced in January 2006.
(4)	Other income for the nine months ended September 30, 2010 and the year ended December 31, 2010 was primarily related to insurance proceeds of approximately $1.0 million received in 2010 related to a press fire at one of our consumer food and specialty packaging facilities in the third quarter of 2009. Other income from the year ended December 31, 2009 includes primarily $432,000 in exchange gains related to an intercompany note with our United Kingdom operations as a result of the strengthening of the British pound against the U.S. dollar. Other income for the year ended December 31, 2008 includes primarily $1.7 million in exchange loss related to an intercompany note with our United Kingdom operations as a result of the weakening of the British pound against the U.S. dollar. Other income for the year ended December 31, 2007 includes primarily $1.8 million in proceeds received from the settlement of a business interruption insurance claim related to the 2005 hurricane season.
(5)	Working capital reflects current assets less current liabilities, including the current portion of long term debt and the Senior Credit Facility. The significant increase at September 30, 2011 is due to the repayment of the Senior Credit Facility during 2011 with proceeds from the Recapitalization Transaction. The significant increase in 2010 is primarily the result of the EMCS acquisition. The significant decrease in 2007 primarily the result of borrowings under our Senior Credit Facility to fund the 2007 acquisitions.
(6)	Total assets increased in 2010 primarily as a result of the EMCS acquisition. Total assets decreased in 2009 due to reductions in accounts receivables and inventory, primarily as a result of reduced sales volume. Total assets of our foreign subsidiaries were reported at lower amounts at December 31, 2008 due to the weakening of the British pound and Canadian dollar relative to the U.S. dollar. Total assets increased significantly in 2007 due to the 2007 acquisitions.
(7)	Long term and total debt increased in 2011 primarily due to the $350.0 million New Term Loan Facility and a new capital lease obligation in the amount of $2.3 million. Long-term and total debt increased in 2010 primarily due to issuance of $100.0 million in Former Additional Notes to finance the EMCS acquisition and $10.5 million in capital lease obligations.
(8)	Income (loss) used in computing the ratio of earnings to fixed charges consists of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on debt, the amortization of deferred financing costs, and the portion of rental expense that management believes is representative of the interest component of rental expense. For the nine months ended September 30, 2011, our earnings were insufficient to cover our fixed charges by $25.5 million, and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, our earnings were insufficient to cover our fixed charges by $0.9 million, $7.0 million, $7.3 million, $4.4 million and $7.2 million, respectively.
(9)	Includes primarily an increase in receivables and inventory and a decrease in accounts payable and accrued liabilities for the nine months ended September 30, 2011. Includes primarily an increase in receivables, inventory, and accounts payable and accrued liabilities as a result of the EMCS acquisition for the year ended December 31, 2010. Includes primarily a decrease in receivables and inventory, partially offset by a decrease in accounts payable and accrued liabilities for the year ended December 31, 2009.
(10)	Includes primarily $34.8 million related to the purchase of property, plant and equipment during the nine months ended September 30, 2011. Includes primarily $82.1 million related to the acquisition of EMCS and $25.0 million related to the purchase of property, plant and equipment partially offset by $7.2 million in proceeds from sales of property, plant and equipment for the year ended December 31, 2010. Includes primarily $26.4 million related to the purchase of property, plant and equipment partially offset by $7.1 million in proceeds from sales of property, plant and equipment for the year ended December 31, 2009. Includes primarily $19.1 million related to the purchase of property, plant and equipment for the year ended December 31, 2008. Includes primarily the acquisition costs of EAC and EPF, totaling $48.9 million and $23.2 million related to the purchase of property, plant and equipment for the year ended December 31, 2007. During the year ended December 31, 2006, an additional $346,000 of acquisition costs was paid related to the 2005 acquisition of Cello-Foil, TPG and Exopack, an additional $6.2 million had been estimated to be payable to the former stockholders of Exopack under tax-related provisions contained in the Exopack purchase agreement, and the amount estimated to be payable to the former stockholders of Cello-Foil under tax-related provisions contained in the Cello-Foil purchase agreement was reduced by $163,000, resulting in a total cost of the acquired companies of $312.6 million.
(11)	Includes activity related to the Recapitalization Transactions for 2011 consisting of the issuance of the $350.0 million New Term Loan Facility, the issuance of $235.0 million related to the 10.0% senior notes, the repayment of $320.0 million related to the former 11.25% senior notes, net repayments of $54.5 million related to the Senior Credit Facility, a dividend of $150.0 million paid to an affiliate, deferred loan costs paid of $17.7 million and repayment of capital lease obligations of $1.4 million. Includes approximately $100.0 million related to issuance of Former Additional Notes, $12.9 million in deferred financing costs related to the Former Additional Notes and the re-negotiation of the Senior Credit Facility and $11.9 million in net repayments under our Senior Credit Facility for the year ended December 31, 2010 (excluding the impact of foreign currency fluctuations). Includes approximately $6.9 million related to net repayments under our Senior Credit Facility for the year ended December 31, 2009 (excluding the impact of foreign currency fluctuations). Includes approximately $5.4 million related to net borrowings under our Senior Credit Facility for the year ended December 31, 2008 (excluding the impact of foreign currency fluctuations). Includes approximately $48.9 million related to borrowings under our Senior Credit Facility to fund the 2007 acquisitions for the year ended December 31, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read together with our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

We generate revenues, earnings and cash flows from the sale of flexible packaging, films and coated products primarily in the United States, Canada, Europe and China. Management views net sales and operating income as the primary indicators of our financial performance.

Transactions Relating to Our Formation

Between July and October of 2005, Sun Capital, through an affiliate, sponsored a series of transactions involving three flexible packaging businesses consisting of Cello-Foil Products, Inc. (“Cello-Foil”), The Packaging Group (“TPG”) and Exopack, LLC that resulted in the ultimate formation of our Company. On July 14, 2005, in accordance with a stock purchase agreement entered into on June 10, 2005, Cello-Foil Holding Corp., an affiliate of Sun Capital, acquired all of the outstanding capital stock of Cello-Foil for $35.5 million, net of cash acquired. On September 7, 2005, in accordance with an asset purchase agreement entered into on August 19, 2005, Cello-Foil Holding Corp. acquired certain assets of TPG for $12.5 million, net of cash acquired. Pursuant to the terms of the asset purchase agreement, Cello-Foil Holding Corp. purchased all of the Concord, Ontario and Corona, California assets used in the conduct of TPG’s flexible packaging business. As a result of these two transactions, Cello-Foil Holding Corp. became the parent of both Cello-Foil and TPG. On October 13, 2005, in accordance with the terms of a merger agreement entered into on October 5, 2005, an affiliate of Sun Capital acquired Exopack, LLC for $264.6 million, net of cash acquired, and Exopack, LLC became our wholly-owned subsidiary. Concurrently with our acquisition of Exopack, LLC, Cello-Foil Holding Corp. became our wholly-owned subsidiary, and we refinanced the then outstanding indebtedness of Cello-Foil, TPG and Exopack, LLC. We refer to our acquisitions of Cello-Foil, TPG and Exopack, LLC as the “Consolidation.” The net cost of the Consolidation and related transactions, including the refinancing of Cello-Foil, TPG and Exopack, LLC debt and the payment of related fees, commissions and expenses, was approximately $312.6 million, net of cash acquired.

2007 Acquisitions

On August 6, 2007, we acquired 100% of the membership interests of Intelicoat Technologies Image Products Matthews, LLC and 100% of the outstanding shares of its affiliate, Intelicoat Technologies EF Holdco, Ltd. (collectively, the “Electronic and Engineered Films Business,” or “EEF”), and also acquired certain assets and assumed certain liabilities of other EEF entities (the “EEF Acquisition”). We financed the EEF Acquisition primarily through borrowings under our Senior Credit Facility (further described in “Description of Certain Indebtedness—Senior Credit Facility”). EEF, through its parent companies prior to the EEF Acquisition, was previously controlled by an affiliate of Sun Capital.

We subsequently renamed this acquired EEF business Exopack Advanced Coatings (“EAC”). EAC is engaged in researching, developing, manufacturing, distributing, marketing, and selling precision coated films and specialty substrates for imaging, electronics, medical and optical technologies. EAC conducts its operations from our locations in the state of North Carolina and in North Wales, United Kingdom.

On November 28, 2007, we acquired certain assets and assumed certain liabilities of DuPont Liquid Packaging System Inc.’s performance films business segment (“Liqui-Box”), including its Whitby, Ontario, Canada operating facility (the “EPF Acquisition”). There was no material relationship between our Company and Liqui-Box prior to the commencement of matters relating to the EPF Acquisition.

We subsequently renamed the acquired Liqui-Box business Exopack Performance Films (“EPF”). EPF is engaged in researching, developing, manufacturing, distributing, marketing, and selling value-added films used primarily in the food and industrial markets.

2010 Acquisition

On July 13, 2010, we completed the acquisition of certain assets and liabilities of a packaging business previously operated by Bemis Company, Inc. The acquired business, which is referred to in this prospectus as Exopack Meat, Cheese and Specialty (“EMCS”), involves the manufacture and sale of certain packaging products primarily in the United States and Canada, including flexible-packaging rollstock used for chunk, sliced and shredded natural cheeses packaged for retail sale and flexible-packaging shrink bags used for fresh meat. EMCS is included within our consumer food and specialty packaging segment (see Note 11 to our audited consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus). The acquisition of EMCS provided us with a leading market position in the flexible packaging market for meat and cheese and expanded our technology base and product offerings in the consumer food and specialty packaging segment.

2011 Recapitalization Transactions

On May 31, 2011, the Company completed a series of transactions (the “Recapitalization Transactions”) that recapitalized the Company’s indebtedness. These transactions included:

•	The private placement of $235.0 million principal amount of 10% senior notes due 2018 (the “old notes”);

•	The entry into a six-year $350.0 million senior secured term loan facility (the “New Term Loan Facility”);

•	The amendment and restatement of the Company’s existing revolving credit facility (the “Senior Credit Facility”); and

•	The repayment of all of the Company’s outstanding 11.25% senior notes due 2014 (the “Former Senior Notes”).

We used the proceeds from the Recapitalization Transactions to repay all of the outstanding Former Senior Notes, including accrued interest of $12.3 million and early redemption and consent costs of $10.2 million, repaid borrowings outstanding under the Senior Credit Facility of $73.7 million, paid a dividend to an affiliate of Sun Capital of $150.0 million and funded total financing costs of approximately $17.7 million. See Note 5 to our unaudited consolidated financial statements included elsewhere in this prospectus for further information regarding the Recapitalization Transactions and our current financing arrangements.

Reportable Segments

Through 2007, we reported in two operating segments; however, as a result of the 2007 acquisitions of EAC and EPF being integrated during 2008, we began reporting in three segments effective October 1, 2008. Effective July 1, 2009, we implemented an internal organizational change to move from a concentration on product lines to a concentration on markets. As a result of this change, we reassessed our segment reporting in the third quarter of 2009 and determined that our operations consist of four reportable segments: (i) pet food and specialty packaging, (ii) consumer food and specialty packaging, (iii) performance packaging and (iv) coated products. The pet food and specialty packaging segment produces products used in applications such as pet food, lawn and garden, charcoal and popcorn packaging. The consumer food and specialty packaging segment produces products used in applications such as beverages, personal care, frozen foods, confectionary, breakfast foods, and films. The performance packaging segment produces products used in applications such as building materials, chemicals, agricultural products and food ingredient packaging. The coated products segment produces precision coated films and specialty substrates for imaging, electronics, medical and optical technologies. We evaluate segment performance based on operating income or loss. Segment data for prior periods have been restated to conform to this change. The EMCS acquisition is included in the consumer food and specialty packaging segment for the three and nine months ended September 30, 2011 and the three months ended September 30, 2010.

Severance Expenses

During the years ended December 31, 2010, 2009 and 2008, we terminated the employment of certain employees and eliminated their positions. During the three months ended March 31, 2010, we also extended a voluntary early retirement option to certain salaried employees and a voluntary separation option to certain hourly employees at one of our consumer food and specialty packaging segment facilities. In connection with these terminations we recorded employee termination costs of approximately $2.7 million, $3.1 million (excluding severance costs associated with the closure of a facility discussed below) and $2.0 million for the years ended December 31, 2010, 2009 and 2008, respectively, which were included in “Selling, general and administrative expenses” in our consolidated statements of operations included elsewhere in this prospectus. Of the approximately $2.0 million in severance accrued at December 31, 2009 and approximately $2.7 million in costs incurred in 2010, we paid approximately $4.3 million through December 31, 2010, so that approximately $419,000 remained accrued for employee termination benefits at December 31, 2010.

During the three and nine months ended September 30, 2011 and 2010, we terminated the employment of certain employees and eliminated their positions. In connection with these terminations, we recorded employee termination costs of approximately $646,000 and $292,000 for the three months ended September 30, 2011 and 2010, respectively, and approximately $1.1 million and $2.5 million for the nine months ended September 30, 2011 and 2010, respectively. These amounts were included in “Selling, general and administrative expenses” in the consolidated statements of operations included elsewhere in this prospectus. Approximately $419,000 in severance was accrued at December 31, 2010. Of these amounts, we paid approximately $1.0 million through September 30, 2011 and approximately $485,000 remained accrued for employee termination benefits at September 30, 2011. We expect that the remaining $485,000 will primarily be paid in 2011.

Exit and Disposal Activities

In accordance with the Financial Accounting Standards Board (“FASB”) guidance related to accounting for costs associated with exit and disposal activities, we recognize a liability for exit or disposal activities when the related costs are incurred.

During the year ended December 31, 2008, we consolidated the operations of one of our Canadian food and specialty packaging facilities from two buildings into one building. In conjunction with the consolidation and subsequent sublease of the building to a third party, we recorded a discounted lease obligation of approximately $567,000 during the year ended December 31, 2008. This charge is reflected in “Selling, general and administrative expenses” in our audited consolidated statement of operations for the year ended December 31, 2008 included elsewhere in this prospectus. There were no exit costs incurred related to this facility during the year ended December 31, 2010 or during the three and nine months ended September 30, 2011 or 2010. We remain obligated to make payments under a facility lease through August 2015 and, in April 2009, we began receiving sublease income to help mitigate the cost of the remaining lease obligation. The remaining lease obligation related to this facility of approximately $322,000 is reflected in the unaudited consolidated balance sheet as of September 30, 2011 included elsewhere in this prospectus.

During the year ended December 31, 2007, we ceased using a significant portion of one of our leased Canadian food and specialty packaging facilities and recorded a charge to pre-tax earnings of approximately $699,000 for the pro-rata portion of the remaining lease payments to be made through the lease term ending

December 2009 for the unused area of the facility. We did not renew the lease on this facility upon its expiration in December of 2009. During the year ended December 31, 2009, we recorded $831,000 in closure costs, of which $378,000 was recorded in the fourth quarter, including $404,000 in severance costs related to the closure of this facility and this charge is reflected in “Selling, general and administrative expenses” in our audited consolidated statement of operations for the year ended December 31, 2009 included elsewhere in this prospectus. There were no exit costs incurred related to this facility during the year ended December 31, 2010 or during the three and nine months ended September 30, 2011 and 2010. There was no remaining severance liability related to this closed facility as of September 30, 2011.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate estimates, including those related to the estimate of uncollectible accounts receivable, the estimate of reserve for shipments on FOB destination shipping terms, and the estimate of excess and obsolete inventories. We base our estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following accounting policies and estimates are critical to understanding our results and affect the more significant judgments and estimates used in the preparation of the consolidated financial statements:

Revenue Recognition. We recognize sales revenue when all of the following conditions are met: persuasive evidence of an agreement exists, delivery has occurred, our price to the buyer is fixed and determinable and collectability is reasonably assured. Sales and related cost of sales are principally recognized upon transfer of title to the customer, which generally occurs upon shipment of products. Our stated shipping terms are generally FOB shipping point, unless otherwise noted in the customer contract. Sales to certain customers are on consignment and revenue is recognized when the customer uses the products. Provisions for estimated returns and allowances and customer rebates are recorded when the related products are sold.

Accounts Receivable. Accounts receivable are stated net of the reserves for uncollectible accounts receivable. The estimated reserve for uncollectible accounts receivable is calculated based upon an analysis of all accounts receivable greater than 90 days past due, consideration of customers experiencing financial difficulty, historical loss experience and other factors, such as estimated returns and discounts and allowances.

Inventories. Inventories are stated at the lower of cost or market with cost determined on the first-in, first-out (“FIFO”) method. Inventories are stated net of the reserve for excess and obsolete inventories. The estimated reserve for excess and obsolete inventories is calculated based on an analysis of all inventory aged greater than one year and other specifically identified excess or obsolete inventories.

Self-Insurance Reserves. The reserves for self-insurance of medical and workers’ compensation claims are estimated by considering a number of factors, including historical experience and claims development under third-party claims administration.

Pension and Postretirement Benefit Obligations. We account for our defined benefit pension plans in accordance with FASB guidance related to employer’s accounting for pensions, which requires that amounts recognized in the financial statements be determined on an actuarial basis. This FASB guidance requires us to recognize the overfunded or underfunded status of the pension plans on our consolidated balance sheet included in our consolidated financial statements contained elsewhere in this prospectus. The actuarial valuations employ key assumptions, which are particularly important when determining our projected liabilities for pension and other postretirement benefits.

In connection with the Consolidation, we assumed the pension assets and obligations of the Retirement Plan of Exopack, LLC (the “Retirement Plan”) and the pension obligations of the Exopack, LLC Pension Restoration Plan for Salaried Employees (the “Restoration Plan”) (collectively, the “Pension Plans”). We also assumed certain obligations for healthcare benefits previously provided by Exopack, LLC, on a restricted basis, to certain employees pursuant to a collective bargaining agreement, which we refer to as the postretirement plan or the postretirement benefit plan. These pension and postretirement plans are described in more detail in Note 5 to our audited consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus.

In conjunction with the EMCS acquisition, we assumed a defined benefit pension plan for certain union employees at the Menasha, Wisconsin facility. Employees hired prior to March 1, 2010 were eligible to participate in the plan upon completion of 1,000 service hours. This plan was subsequently incorporated into the Retirement Plan of Exopack, LLC.

Key actuarial assumptions used in determining the projected benefit obligation, the accumulated benefit obligation, and net periodic benefit cost (income) for pension and other postretirement benefit plans for the year ended December 31, 2010 included: a discount rate of 5.4% to determine benefit obligations and a 5.9% rate to determine net periodic benefit cost (income), an expected long-term rate of return on plan assets of 8.0% and a health care cost trend rate beginning at 9.0% and grading uniformly to 5.0% over an eight-year period. Actuarial assumptions used for the year ended December 31, 2009 included: a discount rate of 5.9% to determine benefit obligations and a 6.1% rate to determine net periodic benefit cost (income), an expected long-term rate of return on plan assets of 8.0% and a health care cost trend rate beginning at 8.5% and grading uniformly to 5.0% over an eight-year period.

We set our discount rate annually in relationship to movements in published benchmark rates to match the timing of our benefit payments. The expected long-term rate of return assumption is based on our targeted asset allocation percentages, historical plan return performance and expected future returns. The ultimate health care cost trend rate of 5% represents our best estimate of the long-term average annual health care cost increase over the duration of the plan’s liabilities.

The allocation, by asset category, of assets of the Retirement Plan at December 31, 2010 was 66% equity securities and 34% fixed income securities. The allocation of assets of the Retirement Plan at December 31, 2009 was 70% equity securities and 30% fixed income securities.

During the year ended December 31, 2010, we had total pension and postretirement expense of $428,000, which includes interest expense of $3.3 million at the assumed rate of 5.9%, amortization of net actuarial losses of $120,000, severance cost of $374,000 related to the plan assumed in connection with the EMCS acquisition and $3.4 million of expected returns on plan assets at the assumed rate of 8.0%. During the year ended December 31, 2009, we had total pension and postretirement expense of $1.2 million, which includes interest expense of $3.2 million, at the assumed rate of 6.1%, amortization of net actuarial losses of $653,000 and $2.7 million of expected returns on plan assets at the assumed rate of 8.0%. During the years ended December 31, 2010 and 2009, we made contributions of $1.4 million and $1.2 million, respectively, to the Retirement Plan. Other than company contributions to fund benefit payments, no contributions were made to fund the postretirement benefit obligation during the years ended December 31, 2010 and 2009. We expect to make contributions of approximately $3.2 million to the Retirement Plan in 2011.

Unrecognized net actuarial losses were approximately $452,000 and $105,000 at December 31, 2010 and 2009, respectively, and are primarily the result of decreases in the discount rates due to decreased market interest rates. The amortization period for unrecognized losses/gains is approximately 10 years for the portion outside the 10% corridor at December 31, 2010 as defined by FASB guidance related to employer’s accounting for pensions.

The projected liability of these plans will be affected by assumptions regarding inflation, investment returns, market interest rates, changes in the number of plan participants and changes in the benefit obligations, and laws and regulations pertaining to benefit obligations. We annually reevaluate assumptions used in projecting the pension and postretirement liabilities and associated expense (income). These judgments, assumptions and estimates may affect the carrying value of pension plan assets and pension plan and postretirement plan liabilities and pension and postretirement plan expense (income) in our consolidated financial statements included elsewhere in this prospectus.

At September 30, 2011, the fair value of the assets of the Pension Plans was $44.5 million, down from $47.1 million at December 31, 2010. The significant decrease was mainly due to the continued volatility in global stock prices that occurred during 2011. Our minimum required contributions to our pension plans for fiscal year 2012 and thereafter may increase or decrease depending on volatility with respect to future global stock market valuations.

Based on current global stock market valuations, we expect to incur net periodic benefit costs of approximately $854,000 in 2011.

See Note 5 to our audited consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus for additional information on our pension and postretirement plans.

Recovery of Long-Lived Assets. We review long-lived assets (including property, plant and equipment and intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of such long-lived assets may not be fully recoverable by undiscounted cash flows. Measurement of the impairment loss, if any, is based on the estimated fair value of the asset, which is generally determined by the discounting of future estimated cash flows, or in the case of real estate, determining market value. We evaluate the recovery of our long-lived assets by analyzing operating results and considering significant events or changes in the business environment that may have triggered impairment. See Note 2 to our audited consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus for additional information on our review of long-lived assets.

Goodwill and Indefinite-Lived Intangible Assets. Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations. Under FASB guidance related to goodwill and other intangible assets, we do not amortize goodwill, but we review our goodwill balance for impairment at least once a year during the fourth quarter, or whenever events happen or circumstances change that would make it more likely than not that an impairment may have occurred. This review is conducted using business valuation methods required by the FASB guidance. These methods include the use of a weighted-average cost of capital to calculate the present value of the expected future cash flows of our reporting units. We have determined that we consist of five reporting units for the purpose of the goodwill impairment test under the FASB guidance. Future changes in the cost of capital, expected cash flows or other factors may cause our goodwill and/or other intangible assets to be impaired, resulting in a non-cash charge against results of operations to write down these assets for the amount of impairment. If a significant write-down is required, the charge could have a material adverse effect on our reported results of operations and net worth. Indefinite lived intangible assets are tested for impairment by comparing the estimated fair value of the asset utilizing discounted future cash flows to the carrying value of the asset.

Other Intangible Assets. Contractual or separable intangible assets that have finite useful lives are being amortized against income using the straight-line method over their estimated useful lives of 10 to 21 years. The straight-line method of amortization reflects an appropriate allocation of the costs of the intangible assets to earnings in proportion to the amount of economic benefits obtained by us in each reporting period. We test finite-lived assets for impairment whenever there is an impairment indicator and indefinite lived assets for impairment on an annual basis. Finite lived intangible assets are tested for impairment by comparing anticipated related undiscounted future cash flows from operations to the carrying value of the asset.

Income Taxes. Income taxes are recorded under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We do not currently intend to repatriate earnings, if any, from our Canadian subsidiaries, and consider these earnings to be permanently invested outside the U.S. As a result, no deferred tax liability has been recognized for earnings from our Canadian subsidiaries. We have provided for deferred U.S. taxes on all undistributed earnings from our U.K. subsidiaries through December 31, 2010. Prior to 2010, we had not recognized a deferred tax liability for earnings from our U.K. subsidiaries because we considered these earnings to be permanently invested overseas. During the fourth quarter of 2010, we determined that these earnings should no longer be considered indefinitely invested as a result of the continued success of our U.K. operations and concurrent increase in the need for funds to service the additional indebtedness incurred for the EMCS acquisition and other business strategies. As a result, we recognized $1.2 million of tax expense providing for deferred U.S. taxes for earnings from these subsidiaries.

See Notes 2 and 9 to our audited consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus for additional information on our income taxes.

Results of Operations

The following presents an overview of our results of operations for (i) the three months ended September 30, 2011 compared to the three months ended September 30, 2010, (ii) the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, (iii) the year ended December 31, 2010 compared to the year ended December 31, 2009, and (iv) the year ended December 31, 2009 compared to the year ended December 31, 2008.

Three Months Ended September 30, 2011 Compared to the Three Months Ended September 30, 2010

	Three Months Ended
	September 30, 2011		September 30, 2010
	$	% of Net Sales	$	% of Net Sales
	(dollar amounts in thousands)
Statements of Operations Data:
Net sales	$219,644	100.0%	$216,689	100.0%
Cost of sales	190,546	86.8%	187,380	86.5%
Selling, general and administrative expenses	18,341	8.4%	19,293	8.9%
Interest expense	12,976	5.9%	10,922	5.0%
Other income, net	(96)	—%	(96)	—%

Loss before income taxes	(2,123)	(1.0)%	(810)	(0.4)%
Benefit from income taxes	(554)	(0.3)%	(293)	(0.2)%

Net loss	$(1,569)	(0.7)%	$(517)	(0.2)%

Net Sales. Net sales for the three months ended September 30, 2011 increased by approximately $3.0 million, or 1%, compared with the same period in 2010 due to an increase in the average selling price of approximately 2% partially offset by a decrease in volume of approximately 1%. The increase in average selling price would have been smaller if not for the favorable exchange rate impact of approximately $1.0 million. The decrease in sales volume was driven by our performance and pet food and specialty packaging segments. The increase in average sales price was driven by increases across all segments.

Cost of Sales. Cost of sales for the three months ended September 30, 2011 increased by approximately $3.2 million, or 2%, compared with the same period in 2010. Cost of sales as a percentage of net sales increased to 86.8% of net sales, or $190.5 million for the three months ended September 30, 2011 from 86.5% of net sales, or $187.4 million for the three months ended September 30, 2010.

Selling, General and Administrative (“SG&A”) Expenses. SG&A expenses for the three months ended September 30, 2011 decreased by approximately $1.0 million, or 5%, compared with the same period in 2010. The significant components of the total decrease in SG&A expenses were $3.1 million in 2010 acquisition costs related to EMCS and $607,000 in startup and transition costs primarily related to the integration of EMCS. The decrease in expense was partially offset by an increase of $939,000 in management fees, an increase of $667,000 in loss on sales and dispositions of property, plant and equipment, an increase of $379,000 related to the Recapitalization Transactions, including $322,000 related to stock option holder bonuses further described in Note 7 of our unaudited financial statements included elsewhere in this prospectus, an increase of $311,000 related to depreciation and amortization primarily related to the ERP system implementation at one of our facilities, and other lesser increases totaling $452,000.

Interest Expense. Interest expense for the three months ended September 30, 2011 increased by approximately $2.1 million, or approximately 19%, compared with the same period in 2010 primarily due to increased interest related to higher debt levels associated with the New Term Loan Facility, partially offset by a reduction in interest and amortization of deferred loan costs related to the repayment of the Credit and Guaranty Agreement during September 2010, and replacement of the Former Senior Notes with the old notes and reduction of the Senior Credit Facility in connection with the 2011 Recapitalization Transactions.

Income Tax Benefit. We recorded an income tax benefit of approximately $554,000 for the three months ended September 30, 2011, on loss before income taxes of approximately $2.1 million, or an effective tax rate of 26%. The income tax benefit of $293,000 recorded for the same period in 2010 was based on a loss before income taxes of approximately $810,000, or an effective rate of 36%. Our tax expense is based on our projected earnings and losses by jurisdiction for the annual period. During the third quarter of 2011, we revised our estimated annual effective tax rate from approximately 38% to approximately 37%. The quarterly effective rate reflects more than a 1% change due to the small pre-tax loss recorded during the quarter. Our effective tax rate may fluctuate significantly on a quarterly basis due to both changes in jurisdictions in which earnings or losses are realized and the estimate of those earnings and losses.

Reportable Segments. Our pet food and specialty packaging segment had net sales of $59.0 million and $59.9 million, and operating income of $6.2 million and $6.8 million, for the three months ended September 30, 2011 and 2010, respectively. The decrease of $897,000 in net sales was due to a decrease in volume of 2% partially offset by an increase in average selling price of 1%. The decrease in operating income of $606,000, or 9%, was primarily due to the decrease in sales and increased losses on dispositions of property, plant and equipment.

Our consumer food and specialty packaging segment had net sales of $98.6 million and $93.7 million, and operating income of $8.5 million and $6.6 million, for the three months ended September 30, 2011 and 2010, respectively. The increase of $4.9 million in net sales was primarily attributable to an increase in volume of approximately 8%, partially offset by a decrease in average selling price of approximately 3%. The decrease in average selling price would have been greater if not for the favorable exchange rate impact of approximately $1.0 million. The increase in operating income of approximately $1.9 million, or 29%, was primarily due to the increase in net sales, decreased costs allocated to the food segment, and decreased selling, general and administrative expenses. In addition, we experienced certain unfavorable operational inefficiencies during 2011 which largely offset the favorable reduction in write-off of fair value step-up of acquired EMCS inventory expensed during 2010.

Our performance packaging segment had net sales of $41.4 million and $42.2 million, and operating income of $2.2 million and $3.3 million, for the three months ended September 30, 2011 and 2010, respectively. The decrease in net sales from 2010 was primarily due to a decrease in volume of 6% partially offset by an increase in the average selling price of approximately 4%. The decrease in operating income of $1.1 million, or 32%, was primarily attributable to costs related to the closure of the Longview, TX facility and the decrease in net sales.

Our coated products segment had net sales of $20.7 million and $20.9 million, and operating income of $3.4 million and $3.7 million for the three months ended September 30, 2011 and 2010, respectively. The decrease in net sales was primarily a result of decreased volume across several markets, particularly in the electronics, optical and other markets, offset by increased volume in the security and conductives markets. The decrease in operating income of $304,000, or 8%, was primarily the result of the decreased net sales as well as increased costs related to severance.

Corporate operating loss, which includes certain unallocated corporate costs, decreased approximately $818,000, or 8%, for the three months ended September 30, 2011 as compared with the same period in 2010. The decrease in corporate operating loss was attributable to decreased startup and transition costs primarily related to the integration and acquisition of EMCS which was acquired in 2010. The cost decreases were partially offset by increased management fees, costs related to the Recapitalization Transactions, including amounts related to stock option holder bonuses, and increased costs not allocated to a segment.

Nine Months Ended September 30, 2011 Compared to the Nine Months Ended September 30, 2010

	Nine Months Ended
	September 30, 2011		September 30, 2010
	$	% of Net Sales	$	% of Net Sales
	(dollar amounts in thousands)
Statements of Operations Data:
Net sales	$663,892	100.0%	$569,207	100.0%
Cost of sales	574,309	86.5%	498,783	87.6%
Selling, general and administrative expenses	56,561	8.5%	48,913	8.6%
Interest expense	36,572	5.5%	25,053	4.4%
Loss on early extinguishment of debt	22,051	3.3%	—	—%
Other income, net	(150)	—%	(897)	(0.1)%

Loss before income taxes	(25,451)	(3.8)%	(2,645)	(0.5)%
(Benefit from) provision for income taxes	(9,395)	(1.4)%	749	0.1%

Net loss	$(16,056)	(2.4)%	$(3,394)	(0.6)%

Net Sales. Net sales for the nine months ended September 30, 2011 increased by approximately $94.7 million, or 17%, compared with the same period in 2010. This increase was primarily attributable to additional net sales related to the first half of 2011 for EMCS of approximately $73.4 million. Excluding EMCS sales from January through June 2011, net sales increased $21.3 million, or 4%, due to an increase in the average selling price of approximately 5% partially offset by a decrease in volume of approximately 1%. The increase in average selling price would have been smaller if not for the favorable exchange rate impact of approximately $2.9 million. The decrease in sales volume was driven by all segments with the exception of our coated products segment. The increase in average sales price was driven by increases across all segments.

Cost of Sales. Cost of sales for the nine months ended September 30, 2011 increased by approximately $75.5 million, or 15%, compared with the same period in 2010. This increase is primarily attributable to cost of sales related to the increase in sales associated with the results of the EMCS acquisition from January 2011 through June 2011 of approximately $65.3 million. Excluding EMCS for the first half of 2011, cost of sales as a percentage of net sales decreased to 86.2%, or $509.0 million for the nine months ended September 30, 2011 from 87.6% of net sales, or $498.8 million for the nine months ended September 30, 2010. Cost of sales for the nine months ended September 30, 2011 was favorably impacted by operational efficiencies resulting from large capital projects at several facilities completed in the third quarter of 2010, a reduction in costs related to certain operational and business changes, and a reduction in the write-off of fair value step-up of acquired EMCS inventory.

Selling, General and Administrative (“SG&A”) Expenses. SG&A expenses for the nine months ended September 30, 2011 increased by approximately $7.6 million, or 16%, compared with the same period in 2010. Excluding the increase in SG&A expense related to EMCS for the first half of 2011 of approximately $3.9 million, SG&A increased by approximately $3.7 million, or 8%. The significant components of the total increase in SG&A expenses were $4.3 million related to the Recapitalization Transactions, including $3.9 million related to stock option holder bonuses as further described in Note 7 of our unaudited consolidated financial statements included elsewhere in this prospectus, $1.7 million in increased management fees, $1.4 million in increased startup and transition costs primarily related to the integration of EMCS, $522,000 related to salaries, benefits, travel, and company meetings, $436,000 in increased loss on sales and dispositions of property, plant and equipment, $327,000 related to depreciation and amortization primarily related to the ERP system implementation at one of our facilities, and $1.0 million in other lesser increases. These increases were partially offset by a decrease of $4.5 million in acquisition costs related to EMCS and a decrease in severance costs of $1.4 million.

Interest Expense. Interest expense for the nine months ended September 30, 2011, increased by approximately $11.5 million, or approximately 46%, compared with the same period in 2010 primarily due to increased interest related to higher debt levels associated with the New Term Loan Facility, interest expense associated with the new debt incurred in connection with the EMCS acquisition and the Recapitalization Transactions, amortization of deferred loan costs associated with the new debt incurred and increased interest expense related to capital lease obligations.

Loss on Early Extinguishment of Debt. In connection with the Recapitalization Transactions during the second quarter of 2011, we wrote off deferred financing costs of approximately $11.9 million and recognized approximately $10.2 million in early redemption and consent costs related to the early extinguishment of our Former Senior Notes.

Other income, net. Other income for the nine months ended September 30, 2011 decreased by approximately $747,000, or approximately 83% compared to the same period in 2010 primarily due to a decrease of approximately $1.0 million in insurance proceeds received in 2010 related to a third quarter 2009 press fire at one of our food and specialty packaging facilities.

Income Tax (Benefit) Expense. We recorded an income tax benefit of approximately $9.4 million for the nine months ended September 30, 2011, on loss before income taxes of approximately $25.5 million, or an effective tax rate of 37%. The income tax expense of approximately $749,000 recorded for the same period in 2010 was based on a loss before income taxes of $2.7 million. The 2010 income tax rate was significantly impacted by foreign losses which we do not believe will result in a tax benefit as well as foreign income in a separate jurisdiction for which we recorded tax expense.

Reportable Segments. Our pet food and specialty packaging segment had net sales of $175.4 million and $172.3 million, and operating income of $20.9 million and $18.1 million, for the nine months ended September 30, 2011 and 2010, respectively. The increase in net sales was primarily due to an increase in average selling price of 5%, partially offset by a decrease in sales volume of 3%. The increase in operating income of $2.8 million, or 15%, was largely due to the increase in net sales, operational efficiencies such as higher productivity and lower waste, and a reduction in costs related to certain operational business changes.

Our consumer food and specialty packaging segment had net sales of $297.0 million and $209.1 million, and operating income of $26.2 million and $10.6 million, for the nine months ended September 30, 2011 and

2010, respectively. The increase in net sales was primarily attributable to additional net sales related to the first half of 2011 for EMCS of approximately $73.4 million. Excluding EMCS sales from January to June 2011, net sales increased $14.5 million, or 7%, due to an increase in the average selling price of approximately 4%, which includes favorable foreign exchange of approximately $2.9 million, and an increase in sales volume of 3%. The increase in operating income of approximately $11.5 million, excluding operating income for the first half of 2011 of $4.2 million related to EMCS, was primarily due to the increased net sales, operational efficiencies resulting from large capital projects at several facilities completed in the third quarter of 2010, a reduction in the write-off of fair value step-up of acquired EMCS inventory, a reduction in costs related to certain business and operational changes, and decreased selling, general and administrative costs.

Our performance packaging segment had net sales of $129.9 million and $130.0 million, and operating income of $6.6 million and $9.9 million, for the nine months ended September 30, 2011 and 2010, respectively. The slight decrease in sales from 2010 was the result of a decrease in sales volume of approximately 3%, offset by an increase in the average selling price of approximately 3%. The decrease in operating income of $3.3 million, or 34%, was primarily attributable to an increase in depreciation expense and other costs associated with the planned closure of the Longview, TX facility in the third quarter of 2011 and increased delivery costs.

Our coated products segment had net sales of $61.6 million and $57.8 million, and operating income of $9.8 million and $8.5 million for the nine months ended September 30, 2011 and 2010, respectively. The increase in net sales was primarily a result of increased volume across several markets, particularly in the medical, security, conductives, and commercial printing markets. The increase in operating income of $1.3 million, or 15%, was primarily the result of the increased net sales partially offset by increased costs related to severance.

Corporate operating loss, which includes certain unallocated corporate costs, increased approximately $4.9 million for the nine months ended September 30, 2011 as compared with the same period in 2010. The increase in corporate operating loss was attributable to costs related to increased management fees, costs related to the Recapitalization Transactions, including amounts related to stock option holder bonuses, costs related to the integration of EMCS and increased costs not allocated to a segment. These cost increases were partially offset by the decrease in acquisition costs related to EMCS and decreased severance.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

	Year Ended December 31, 2010		Year Ended December 31, 2009
	$	% of Net Sales	$	% of Net Sales
	(dollars in thousands)
Statement of Operations Data:
Net Sales	$785,086	100.0%	$673,733	100.0%
Cost of Sales	684,168	87.1%	596,764	88.6%
Selling, General and Administrative Expenses	66,491	8.5%	55,894	8.3%
Interest Expense	36,379	4.6%	28,592	4.2%
Other Income, Net	(1,035)	-0.1%	(468)	-0.1%

Loss Before Income Taxes	$(917)	-0.1%	$(7,049)	-1.0%
Provision for (benefit from) Income Taxes	1,857	0.3%	(1,114)	-0.1%

Net Loss	$(2,774)	-0.4%	$(5,935)	-0.9%

Net Sales. Net sales for the year ended December 31, 2010 increased by $111.4 million or approximately 16.5% compared with the same period in 2009. This increase is primarily attributable to additional net sales related to EMCS of approximately $74.3 million. Excluding EMCS, net sales increased $37.1 million, or 5.5%, due to an increase in volume of approximately 2.5% and an increase in average selling price of approximately

3%. The increase in average selling price would have been smaller if not for the favorable exchange rate impact of $6.0 million. The increase in sales volume was driven by increases across all segments, with the exception of the pet food and specialty packaging segment, and average selling prices increased across all segments.

Cost of Sales. Cost of sales for the year ended December 31, 2010 increased by $87.4 million, or approximately 14.6%, over the same period in 2009. This increase is primarily attributable to cost of sales related to the increase in net sales associated with the EMCS acquisition of approximately $63.3 million. Excluding the effects of EMCS, cost of sales as a percentage of net sales decreased to 87.4% of net sales, or $620.9 million for the year ended December 31, 2010 from 88.6% of net sales, or $596.8 million for the year ended December 31, 2009. Cost of sales for the year ended December 31, 2010 was favorably impacted by operational efficiencies such as higher productivity and lower waste and favorable manufacturing overhead costs resulting from reduced incentive compensation and headcount reductions, and increased depreciation related to accelerated depreciation on certain property, plant and equipment.

Selling, General and Administrative Expenses. SG&A expenses for the year ended December 31, 2010 increased $10.6 million, or 19.0% compared to the same period in 2009. Excluding the increase in SG&A related to EMCS of approximately $5.0 million, SG&A expenses increased by approximately $5.6 million or 10.0%. The significant components of the total increase in SG&A expenses, excluding SG&A expenses attributable to EMCS, were $4.6 million of acquisition costs related to EMCS, an increase in startup and transition costs of $1.4 million, primarily related to the integration of EMCS, an increase of $1.9 million in professional services, primarily related to process improvement consulting, an increase of $505,000 in management fees, and other lesser increases totaling $1.0 million. These increased expenses were partially offset by a decrease in salaries and benefits of $1.2 million, primarily due to a decrease in incentive compensation under the management incentive plan, a decrease of $831,000 in expenses related to the closure of one of our Canadian facilities that occurred in 2009, a decrease of $645,000 in loss on the sale of property, plant and equipment, a decrease of $630,000 in startup and transition costs, and a decrease of $539,000 in severance costs.

Interest Expense. Interest expense for the year ended December 31, 2010 increased $7.8 million or approximately 27.2% compared to the same period in 2009 primarily due to interest expense associated with the new debt incurred during the last six months of 2010 in connection with the EMCS acquisition, amortization of deferred loan costs associated with the new debt and interest expense related to capital lease obligations.

Other Income, net. Other income for the year ended December 31, 2010 increased by approximately $567,000, or approximately 121.2%, compared to the same period in 2009. Excluding other income related to EMCS, other income increased by approximately $405,000. Other income for the year ended December 31, 2010, excluding EMCS, was comprised primarily of insurance proceeds of $1.0 million received in 2010 related to the third quarter 2009 press fire at one of our consumer food and specialty packaging facilities. Other income for the year ended December 31, 2009 was comprised primarily of net foreign exchange gains related to our Canadian and United Kingdom operations.

Income Tax (Benefit) Expense. We recorded income tax expense of $1.9 million for the year ended December 31, 2010, on a loss before income taxes of approximately $917,000. The income tax benefit recorded for the year ended December 31, 2009 was $1.1 million, based on a loss before income taxes of $7.0 million. During 2010, we provided for deferred U.S. taxes on all undistributed earnings from our U.K. subsidiaries through December 31, 2010. Prior to 2010, we had not recognized a deferred tax liability for earnings from our U.K. subsidiaries because we considered these earnings to be permanently invested overseas. During the fourth quarter of 2010, we determined that these earnings should no longer be considered indefinitely invested as a result of the continued success of our U.K. operations and concurrent increase in the need for funds to service the additional indebtedness incurred for the EMCS acquisition and other business strategies. As a result, we recognized $1.2 million of tax expense providing for deferred U.S. taxes for earnings from these subsidiaries. In addition, we recorded a valuation allowance of approximately $670,000 related to foreign losses in Canada for which we believe we will not receive a benefit.

Reportable Segments. Our pet food and specialty packaging segment had net sales of approximately $231.9 million and $233.2 million, and operating income of approximately $24.4 million and $26.1 million for the years ended December 31, 2010 and 2009, respectively. The decrease in net sales was primarily due to a 5% decrease in sales volume, primarily attributable to unfavorable sewn bag volume, a product line which we exited, partially offset by an increase in average selling price of approximately 4%. The decrease in operating income of $1.7 million, or 6%, was largely due to the decrease in sales, increased selling, general and administrative expenses, increased costs related to certain operational and business changes, accelerated depreciation expense and increased losses on sales and disposition of property, plant and equipment, partially offset by favorable incentive compensation.

Our consumer food and specialty packaging segment had net sales of approximately $304.4 million and $211.1 million, and operating income of $18.7 million and $4.2 million, for the years ended December 31, 2010 and 2009, respectively. The increase in net sales is primarily attributable to net sales related to EMCS of approximately $74.3 million. Excluding EMCS, net sales increased $19.0 million, or 9%, primarily due to an increase in volume of approximately 5% and favorable pricing of 4%, including favorable foreign exchange of $6.6 million. The increase in operating income of approximately $8.5 million, excluding operating income of $6.0 million related to EMCS, was due to the increased sales and favorable manufacturing overhead costs and operational efficiencies such as higher productivity and lower waste and selling, general and administrative expenses, partially offset by an increase in depreciation expense, primarily related to accelerated depreciation on certain property, plant and equipment replaced in the latter part of 2010.

Our performance packaging segment had net sales of $171.6 million and $163.6 million, and operating income of $12.1 million and $9.9 million, for the years ended December 31, 2010 and 2009, respectively. The increase in net sales was primarily due to increased sales volume of 3%, largely due to favorable conditions in the building materials and construction industry, as well as an increase in the average selling price of 2%. The increase in operating income of $2.2 million, or 23%, was primarily attributable to the increase in net sales and favorable manufacturing overhead resulting from headcount reductions, partially offset by an increase in depreciation expense related to assets placed in service and accelerated depreciation expense for certain equipment to be removed in 2011.

Our coated products segment had net sales of $77.2 million and $65.8 million, and operating income of $11.7 million and $5.5 million, for the years ended December 31, 2010 and 2009, respectively. The increase in net sales was primarily a result of increased volume across several markets, particularly in the optical films, medical, conductives and commercial printing markets. The increase in operating income of $6.2 million, or 113%, was primarily the result of increased sales, favorable sales mix and to a lesser extent, favorable selling, general and administrative expenses.

Corporate operating loss, which includes certain unallocated corporate costs, increased approximately $8.0 million for the year ended December 31, 2010 as compared to the same period in 2009. The increase in corporate operating loss is largely attributable to increased startup and transition costs, primarily related to the EMCS acquisition and an increase in professional services, primarily related to process improvement consulting and increased management fees, partially offset by reduced incentive compensation under our management incentive plan and decreased severance costs. In addition, certain corporate costs were no longer allocated to a segment during 2010 due to the realignment of certain personnel.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

	Year Ended December 31, 2009		Year Ended December 31, 2008
	$	% of Net Sales	$	% of Net Sales
	(dollars in thousands)
Statement of Operations Data:
Net Sales	$673,733	100.0%	$781,732	100.0%
Cost of Sales	596,764	88.6%	699,524	89.5%
Selling, General and Administrative Expenses	55,894	8.3%	57,179	7.3%
Interest Expense	28,592	4.2%	30,991	4.0%
Other (Income) Expense, Net	(468)	-0.1%	1,371	0.2%

Loss Before Income Taxes	$(7,049)	-1.0%	$(7,333)	-0.9%
Provision for (benefit from) Income Taxes	(1,114)	-0.1%	(1,215)	-0.1%

Net Loss	$(5,935)	-0.9%	$(6,118)	-0.8%

Net Sales. Net sales for the year ended December 31, 2009 decreased by $108.0 million or approximately 13.8% compared with the same period in 2008. This decrease in net sales from 2008 was largely attributable to a decrease in total sales volume of 12%, primarily related to unfavorable economic conditions in several markets, especially in the building materials market, lower sales in the pet food market due to pet food customers launching new products and using up existing stock supplies, decreased pricing of 2% primarily driven by lower resin costs that were passed on to customers (see cost of sales discussion below) and unfavorable changes in foreign exchange rates.

Cost of Sales. Cost of sales for the year ended December 31, 2009 decreased by $102.8 million, or approximately 14.7%, over the same period in 2008. Cost of sales as a percentage of net sales decreased to 88.6% of net sales, or $596.8 million for the year ended December 31, 2009, as compared with 89.5% of net sales, or $699.5 million for the year ended December 31, 2008. This decrease in cost of sales as a percentage of net sales was primarily attributable to improved material margins due to decreased resin costs as compared to the same period in 2008. Resin prices experienced significant volatility during 2008 as evidenced by an increase of approximately $0.18/lb during the period from April 2008 through August 2008, followed by a decline of approximately $0.48/lb during the period from September 2008 through December 2008. Resin prices experienced an increase of approximately $0.17/lb during the period from January 2009 through December 2009, though the increase was not as significant and did not occur as quickly as resin prices came down in the latter part of 2008. We typically experience a lag in time before we can pass any raw material increases or decreases on to our customers, and accordingly, at the end of 2008, we had not realized the full benefit of the resin price decreases because higher priced resins remained in our inventory. During the first quarter of 2009, we were able to fully realize the benefit of these price decreases.

Selling, General and Administrative Expenses. SG&A expenses for the year ended December 31, 2009 decreased $1.3 million, or approximately 2.2% compared to the same period in 2008. The decrease in SG&A expense was largely due to a decrease of $3.2 million in startup and transition costs related to EAC and EPF, a decrease of approximately $675,000 in travel and entertainment expenses, a decrease of approximately $637,000 in bad debt expense, a decrease of approximately $473,000 in loss on sales and dispositions of property, plant and equipment, a decrease of $600,000 related to the consolidation of one of our Canadian facilities from two buildings into one, a decrease in customer commissions of $401,000 due to the reduction in sales, a decrease of $268,000 in amortization related to the write down of two patents in 2008 and a patent that became fully amortized during 2009, a decrease of $209,000 related to exit costs at one of our domestic pouch facilities, and other lesser decreases totaling $1.0 million across several cost categories. These decreased expenses were partially offset by an increase in salaries and benefits of $2.5 million, primarily attributable to increased incentive compensation under our management incentive plan, an increase of $1.6 million in professional fees, primarily related to process improvement consulting incurred in the fourth quarter of 2009, an increase of $1.1 million in severance, an increase of $831,000 related to the closure of one of our Canadian facilities, and other lesser increases totaling approximately $195,000.

Interest Expense. Interest expense for the year ended December 31, 2009 decreased $2.4 million or approximately 7.7% compared to the same period in 2008 primarily due to a reduction in average borrowings during the period as well as a reduction in the average interest rate under our Senior Credit Facility.

Other (Income) Expense, net. Other income for the year ended December 31, 2009 increased by approximately $1.8 million compared to the same period in 2008. Other income is comprised primarily of foreign exchange gains and losses related to our Canadian and United Kingdom operations. The increase in other income is primarily due to an exchange gain recorded on our intercompany note with our United Kingdom operations during the year ended December 31, 2009 as a result of the overall strengthening of the British pound against the United States dollar compared to an exchange loss on our intercompany note with our United Kingdom operations for the year ended December 31, 2008 as a result of the overall weakening of the British pound against the United States dollar.

Income Tax (Benefit) Expense. Income tax benefit for the year ended December 31, 2009 resulted from a loss before income taxes of $7.0 million. Income tax benefit for the prior year period resulted from a loss before income taxes of $7.3 million. The effective tax rates for the years ended December 31, 2009 and 2008 were 16% and 17%, respectively, and these rates reflect certain foreign losses which we do not believe will result in a tax benefit. In addition, the 2009 period reflects the impact of a $0.6 million out of period non-cash charge for unfavorable return to provision true-ups primarily related to “deemed dividends” which were made in 2008 to the United States under Section 956 of the Internal Revenue Code. We have evaluated this out of period charge, which reduced deferred tax assets, and determined that it was not material to either 2009 or 2008. The jurisdictions in which earnings or deductions are realized may differ from our current estimates.

Reportable Segments. The pet food and specialty packaging segment had net sales of approximately $233.2 million and $267.5 million, and operating income of approximately $26.1 million and $27.2 million for the years ended December 31, 2009 and 2008, respectively. The decrease in net sales was primarily volume driven as well as due to certain customers in the pet food market launching new products and working through existing stock inventories. The decrease in operating income was due to the impact from lower volumes, increased incentive compensation under our management incentive plan and the decrease in net sales, partially offset by improved operational efficiencies, such as higher productivity and lower waste.

The consumer food and specialty packaging segment had net sales of approximately $211.1 million and $236.2 million, and operating income of $4.2 million and $2.7 million, for the years ended December 31, 2009 and 2008, respectively. The decrease in net sales was due primarily to a 7% decrease in average selling price resulting from the contractual pass-through of resin price decreases in the first six months of 2009, a 4% decrease in sales volume, and to a lesser extent the impact of unfavorable exchange rates. The increase in operating income was due to improved material margins due to decreased resin costs as compared to 2008. Resin prices experienced volatility during 2008 as evidenced by an increase of approximately $0.18/lb during the period from April 2008 through August 2008, followed by a decline of approximately $0.48/lb during the period from September 2008 through December 2008. Resin prices experienced an increase of approximately $0.17/lb during the period from January 2009 through December 2009, though the increase was not as significant and did not occur as quickly as resin prices came down in the latter part of 2008. We typically experience a lag in time before we can pass any raw material increases or decreases on to our customers, and accordingly, at the end of 2008, we had not realized the full benefit of the resin price decreases because higher priced resins remained in our inventory. During the first quarter of 2009, we were able to fully realize the benefit of these price decreases. The increase in operating income period over period was also due, to a lesser extent, to improved operational efficiencies, such as higher productivity and lower waste, partially offset by increased incentive compensation under our management incentive plan.

The performance packaging segment had net sales of $163.6 million and $202.2 million, and operating income of $9.9 million and $13.2 million, for the years ended December 31, 2009 and 2008, respectively. The decrease in net sales was largely comprised of a 15% decrease in volume primarily due to unfavorable economic conditions in the building materials market and to a lesser extent a decrease in selling price of 4% resulting from the contractual pass-through of resin price decreases. The decrease in operating income was primarily due to the decrease in sales.

The coated products segment had net sales of $65.8 million and $75.8 million, and operating income of $5.5 million and $6.0 million, for the years ended December 31, 2009 and 2008, respectively. The decrease in net sales was primarily a result of ongoing unfavorable economic conditions and the impact of unfavorable foreign exchange rates. The decrease in operating income of approximately $458,000 was primarily due to reduced sales and the impact of unfavorable foreign exchange rates, partially offset by reduced selling, general and administrative expenses.

Corporate operating loss, which includes certain unallocated corporate costs, increased to $24.6 million for the year ended December 31, 2009 as compared to $24.1 million for the same period in 2008. This increase in corporate operating loss is largely the result of increased incentive compensation under our management incentive plan, increased professional services, primarily related to process improvement, consulting and increased severance, partially offset by reduced startup and transition costs related to EAC and EPF, decreased exit activity costs and favorable bad debt expense. See Note 11 to our consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus for further discussion of segment data.

Liquidity and Capital Resources

Cash Flows for the Nine Months Ended September 30, 2011 Compared to the Nine Months Ended September 30, 2010

Cash flows used by operating activities for the nine months ended September 30, 2011 of $8.2 million consisted primarily of cash provided by earnings, which was offset by net unfavorable changes in working capital. Cash provided by earnings was $16.7 million (net loss of $16.1 million adjusted to exclude the effect of non-cash charges for depreciation and amortization of $30.2 million, loss from early extinguishment of debt of $11.9 million, deferred income tax benefit of $10.5 million plus other non-cash items that net to approximately $1.2 million, including stock compensation expense and loss on sales and disposition of property, plant and equipment). The net unfavorable working capital changes resulted from increases in inventories and trade receivables and decreases in accounts payable and accrued and other liabilities. Inventories increased $7.0 million due largely to increased raw material costs and increased quantities. Trade accounts receivable increased $3.3 million due to increased sales. Accounts payable and accrued and other liabilities decreased $13.9 million due primarily to the timing of accounts payable and accrued interest payments.

Cash flows used in investing activities for the nine months ended September 30, 2011 and 2010 were $33.3 million and $93.7 million, respectively, primarily comprised of capital expenditures for property, plant and equipment and capitalized software, partially offset by proceeds from sales of property, plant and equipment for both periods. In addition, the nine months ended September 30, 2010 included $82.1 million of cash used for the EMCS acquisition.

Cash flows provided by financing activities for the nine months ended September 30, 2011 were $40.4 million, primarily comprised of net borrowings on the New Term Loan Facility and issuance of the old notes partially offset by the repayment of the Former Senior Notes, a dividend paid to our parent company, significant repayments on our revolving line of credit, deferred loan costs paid and capital lease obligation payments. Cash flows provided by financing activities for the nine months ended September 30, 2010 were $87.2 million, which was primarily comprised of additional notes issued to repay borrowings incurred to fund the EMCS acquisition, partially offset by deferred loan costs paid during the period related to third quarter 2010 financing activity.

Cash Flows for the Year Ended December 31, 2010

Cash flows provided by operating activities for the year ended December 31, 2010 of $29.6 million consisted primarily of cash provided by earnings, which were partially offset by net unfavorable changes in working capital. Cash provided by earnings was $32.4 million (net loss of $2.8 million adjusted to exclude the effect of non-cash charges for depreciation and amortization of $33.7 million plus other non-cash items that net to approximately $1.5 million, including stock compensation expense, deferred income tax provision and loss on sales and disposition of property, plant and equipment). The net unfavorable working capital changes resulted from increases in inventories, trade accounts receivable and prepaid expenses, other receivables and other assets, partially offset by increases in accounts payable and accrued liabilities derived from existing operations and the purchased EMCS working capital. Inventories increased $10.5 million due largely to increased raw material costs and increased sales volume, trade accounts receivable increased $5.4 million due to increased sales volume, prepaid expenses, other receivables and other assets increased $2.6 million due to deposits made in conjunction with 2010 lease activity, accounts payable and accrued liabilities increased $15.8 million due primarily to an increase in accounts payable resulting from rising raw material costs and the EMCS acquisition.

Cash flows used in investing activities for the year ended December 31, 2010 were $100.3 million, primarily comprised of the purchase price associated with the EMCS acquisition and capital expenditures for property, plant and equipment.

Cash flows provided by financing activities for the year ended December 31, 2010 were $72.7 million, primarily comprised of $100.0 million related to the 11.25% senior notes due 2014 (the “Former Additional Notes”) issued to repay borrowings incurred to fund the EMCS acquisition, partially offset by net repayments made under our Senior Credit Facility as well as deferred loan costs paid during the year of $12.9 million related to the 2010 financing activity.

The effect of exchange rate changes on assets and liabilities of our foreign subsidiaries used approximately $128,000 in cash for the year ended December 31, 2010.

Cash Flows for the Year Ended December 31, 2009

Cash flows provided by operating activities for the year ended December 31, 2009 of $26.0 million were primarily due to cash provided by earnings and positive working capital trends. Cash flows provided by earnings were $18.8 million (net loss of $5.9 million adjusted to exclude the effect of non-cash charges for depreciation and amortization of $25.5 million less other non-cash items that net to approximately $715,000, including stock compensation expense, deferred income tax provision and loss on sales and disposition of property, plant and equipment). The positive working capital trend was largely attributable to decreases in inventories of $13.4 million and trade accounts receivable of $6.7 million, as a result of the decrease in sales volume in 2009 and lower prices due to the pass through of lower resin prices. These items were partially offset by a decrease in accounts payable and accrued and other liabilities of $10.5 million, which were primarily comprised of decreases in accrued health benefits, accrued incentive benefits, accrued rebates, and accrued workers compensation, as well as other miscellaneous accrued liabilities and to a lesser extent, an increase of $2.6 million in prepaid assets, other receivables and other assets due to increases in foreign goods and services tax receivables.

Cash flows used in investing activities for the year ended December 31, 2009 were $19.7 million, primarily comprised of costs associated with capital expenditures for property, plant and equipment, partially offset by proceeds from sales of property, plant and equipment.

Cash flows used in financing activities for the year ended December 31, 2009 were $6.9 million, primarily comprised of net repayments made on the Senior Credit Facility.

The effect of exchange rate changes on assets and liabilities of our foreign subsidiaries used approximately $396,000 in cash for the year ended December 31, 2009.

Capital Resources

Information about our financing arrangements as of September 30, 2011, including the old notes, our Senior Credit Facility, and our New Term Loan Facility, is also included in Note 5 of the consolidated financial statements included elsewhere in this prospectus.

On May 31, 2011, we issued the old notes in a private placement pursuant to Rule 144A and Regulation S. The initial aggregate principal amount of the old notes issued was $235.0 million. The old notes mature on June 1, 2018. Interest accrues at the rate of 10% per annum and is payable on a semi-annual basis each June and December 1st, commencing on December 1, 2011. The indenture governing the old notes imposes certain restrictions on us, including, but not limited to, our ability to incur additional indebtedness, make investments, sell assets and issue capital stock of restricted subsidiaries, incur liens, enter into agreements restricting the ability of our subsidiaries to pay dividends, enter into transactions with affiliates, and consolidate, merge or sell all or substantially all of our assets. We incurred approximately $6.8 million in deferred financing costs related to the old notes for the period ended September 30, 2011, which will be amortized over the term of the old notes.

Also on May 31, 2011, we, along with our parent company and certain of our subsidiaries, entered into the New Term Loan Facility for $350.0 million. The New Term Loan Facility also provides for an uncommitted incremental term loan facility of up to $75.0 million that will be available subject to certain conditions. The New Term Loan Facility matures on May 31, 2017. We are required to repay installments on the New Term Loan Facility in quarterly principal amounts of $875,000 beginning on September 30, 2011, with any remaining outstanding amounts payable at maturity in 2017. Borrowings under the New Term Loan Facility accrue interest at (i) for base rate loans, a rate per annum equal to the highest of (a) the federal funds rate in effect on such date plus 0.5% per annum, (b) the variable annual rate of interest then announced by Bank of America as its “prime rate,” and (c) the Eurodollar Rate (as defined in the New Term Loan Facility) plus 1.00%, plus, in each case, an applicable margin of 4.0% to 5.0% as set forth in the New Term Loan Facility; and (ii) for Eurodollar Rate Loans (as defined in the New Term Loan Facility) for any interest period, the rate per annum equal to the British Bankers Association LIBOR Rate published by Reuters two business days before such interest period for dollar deposits with a term equivalent to such interest period, subject to a minimum interest rate and a substitute rate in certain circumstances, plus an applicable margin set forth in the New Term Loan Facility. The interest rate at September 30, 2011 was 6.5%. The New Term Loan Facility contains events of default, including, but not limited to, failure to make payments under the New Term Loan Facility, materially incorrect representations, breaches of covenants, cross-default to other material indebtedness, material unstayed judgments, certain ERISA, bankruptcy and insolvency events, failure of guarantees or security to remain in full force and effect, and changes of control. At September 30, 2011, we were in compliance with these restrictions. We incurred approximately $10.1 million in deferred financing costs related to the New Term Loan Facility which will be amortized over the term of the New Term Loan Facility.

On May 31, 2011, we, along with our parent company and certain of our subsidiaries, amended our existing Senior Credit Facility by entering into a Third Amended and Restated Credit Agreement with a syndicate of financial institutions, which amended and restated our Second Amended and Restated Credit Agreement dated July 2, 2010. As amended and restated in connection with the Recapitalization Transactions, the Senior Credit Facility provides for a secured revolving line of credit in an amount of up to $75.0 million, which includes a Canadian dollar sub-facility available to our Canadian subsidiaries for up to $15.0 million (or the Canadian dollar equivalent). The Senior Credit Facility matures on May 31, 2016. Under the Senior Credit Facility, in general, interest accrues on amounts outstanding under the U.S facility at a variable annual rate equal to the U.S. Index Rate (as defined therein) plus 1.25% to 2.0%, depending on our utilization of the Senior Credit Facility, or at our election, at an annual rate equal to the LIBOR Rate (as defined therein) plus 2.25% to 3.0%, depending upon utilization. In general, interest accrues on amounts outstanding under the Canadian sub-facility at a variable rate equal to the Canadian Index Rate (as defined therein) plus 1.25% to 2.0%, depending upon utilization, or at our election, at an annual rate equal to the BA Rate (as defined therein) plus 2.25% to 3.0%, depending upon utilization. We incurred approximately $817,000 in additional deferred financing costs related to the Senior

Credit Facility for the period ended September 30, 2011, which will be amortized over the term of the Senior Credit Facility. The Senior Credit Facility contains certain customary affirmative and negative covenants that restrict us and our subsidiaries’ ability to, among other things, incur additional indebtedness, grant liens, engage in mergers, acquisitions and asset sales, declare dividends and distributions, redeem or repurchase equity interests, incur contingent obligations, prepay certain subordinated indebtedness, make loans, certain payments and investments and enter into transactions with affiliates.

Liquidity and Capital Outlook

We fund our liquidity needs for capital expenditures, working capital and scheduled interest and principal payments through cash flow from operations and borrowings under our Senior Credit Facility. Since the second half of 2008, global financial markets have experienced significant liquidity challenges. Despite certain government intervention, capital market financing has become less available and more expensive. Notwithstanding the disruption of the capital and credit markets, we believe we have sufficient liquidity to meet our needs for the foreseeable future, although continued market disruption may result in increased borrowing costs associated with our Senior Credit Facility and New Term Loan Facility. Management continues to monitor events and the financial institutions associated with our Senior Credit Facility, including monitoring credit ratings and outlooks. In the event that we require additional liquidity beyond our cash flows and borrowings available under our existing Senior Credit Facility due to market conditions, unexpected actions by our lenders, changes to our growth strategy, or other factors, our ability to obtain any additional financing on favorable terms, if at all, could be severely limited.

We expect to incur a total of approximately $45.8 million in interest expense related to the old notes and New Term Loan Facility in 2011, including amortization of related deferred financing costs and fees. In addition, we currently anticipate that our capital expenditures for 2011 will be approximately $44.0 million. To pay for the interest expense on the old notes, the interest expense and principal payments under the New Term Loan Facility and anticipated capital expenditures, we plan to utilize internally generated funds and funds available under our Senior Credit Facility. At September 30, 2011, approximately $2.5 million of borrowings were outstanding and approximately $68.7 million was available for borrowings under our Senior Credit Facility. Management believes that, based on current and anticipated financial performance, cash flows from operations and borrowings under our Senior Credit Facility will be adequate to meet anticipated requirements for capital expenditures, working capital and scheduled interest and principal payments for 2011.

As noted above, the indenture governing the old notes, the credit agreement governing our New Term Loan Facility and the credit agreement governing our Senior Credit Facility contain certain covenants that, among other things, restrict our ability to borrow additional money, pay dividends, make investments, create liens, enter into transactions with affiliates and sell assets or enter into mergers with others. The Senior Credit Facility matures on May 31, 2016, the New Term Loan Facility matures on May 31, 2017 and the old notes mature June 1, 2018. We may not generate sufficient cash flow from operations or may not be able to obtain sufficient funding to satisfy all of our obligations, including those noted above. If we are unable to pay our obligations, we may be required to pursue one or more alternative strategies, such as selling assets, or refinancing or restructuring our indebtedness. Such alternative strategies may not be feasible or may not be adequate to satisfy our obligations.

Although specific plans and timing with respect to any potential acquisitions will depend on a variety of factors, one of our potential growth strategies is growth through acquisitions, which may require additional funding. In such case, although we believe that we would be able to borrow additional funds beyond our current credit lines, there can be no assurance that such financing would be available or, if so, on terms that are acceptable to us, especially in light of the current liquidity crisis.

Our ability to pay future dividends is subject to the terms of the indenture governing the old notes, the terms of the New Term Loan Facility, the terms of our Senior Credit Facility, and the discretion of our Board of Directors.

Contractual Obligations

The following table summarizes the scheduled payments and obligations under our contractual and other commitments at September 30, 2011.

	Payments Due by Period
Contractual Obligations	Total	2011	2012-2013	2014-2015	Beyond 2015
	(dollar amounts in thousands)
Long-term Debt obligations:
New Term Loan Facility	$349,125	$875	$7,000	$7,000	$334,250
Senior Notes due 2018	235,000	—	—	—	235,000
Senior Revolving Credit Facility (1)	2,531	2,531	—	—	—
Capital lease obligations	18,060	753	6,020	4,168	7,119

Total debt obligations	604,716	4,159	13,020	11,168	576,369
Pension funding obligations (2)	18,760	538	8,399	6,456	3,367
Operating lease obligations	36,641	2,516	17,051	9,291	7,783
Interest payments (3)	291,440	17,486	92,621	91,574	89,759

Total contractual obligations	$951,557	$24,699	$131,091	$118,489	$677,278

(1)	Under the terms of the lockbox arrangement, remittances automatically reduce the revolving debt outstanding on a daily basis and therefore borrowings outstanding under our Senior Credit Facility are classified as a current liability. The Senior Credit Facility does not mature until May 31, 2016.
(2)	Represents currently estimated amounts.
(3)	Includes payments on the fixed rate senior notes and estimated payments on the variable rate New Term Loan Facility.

Off-Balance Sheet Arrangements

During 2009, we entered into a joint venture with INDEVCO Group, a Lebanese-based manufacturer (“INDEVCO”). We determined that the joint venture is a variable interest entity (“VIE”) under FASB guidance related to accounting for variable interest entities and that we are not the primary beneficiary of the VIE. The VIE consists of a manufacturing operation, located within an existing manufacturing facility owned by INDEVCO in Lebanon, used to co-extrude polyethylene film for use in flexible packaging. During 2010, the VIE purchased and installed the necessary equipment and production commenced. Our maximum exposure to loss as a result of our involvement with the unconsolidated VIE is limited to our recorded investment in this VIE, which was approximately $652,000 at September 30, 2011. We recognized approximately $12,000 as our share of the income of the joint venture’s operations and received no loan payments during the three months ended September 30, 2011. For the nine months ended September 30, 2011, we recognized approximately $31,000 as our share of the loss of the joint venture’s operations and received loan payments of approximately $85,000. We may be subject to additional losses to the extent of any financial support that we provide in the future.

Recently Issued Accounting Pronouncements

See Note 2 to our unaudited consolidated financial statements and Note 2 to our audited consolidated financial statements, each included elsewhere in this prospectus, for information regarding recently issued accounting pronouncements

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We do not enter into derivative or other financial instruments for trading or speculative purposes.

Interest Rates. We are exposed to market risk in the form of interest rate risk related to borrowings under our Senior Credit Facility. Borrowings under the U.S. portion of our Senior Credit Facility accrue interest on amounts outstanding under the U.S facility at a variable annual rate equal to the U.S. Index Rate (as defined therein) plus 1.25% to 2.0%, depending on our utilization of the senior credit facility, or at our election, at an annual rate equal to the LIBOR Rate (as defined therein) plus 2.25% to 3.0%, depending upon utilization of the Senior Credit Facility. Borrowings under the Canadian sub-facility portion of our Senior Credit Facility accrue interest at a variable rate equal to the Canadian Index Rate (as defined therein) plus 1.25% to 2.0%, depending upon utilization of the Senior Credit Facility, or at our election, at an annual rate equal to the BA Rate (as defined therein) plus 2.25% to 3.0%, depending upon utilization of the Senior Credit Facility. Because these rates may increase or decrease at any time, we are subject to the risk that they may increase, thereby increasing the interest rates applicable to our borrowings under the Senior Credit Facility. Increases in the applicable rates would increase our interest expense and reduce our net income or increase our net loss. We do not have any instruments in place, such as interest rate swaps or caps, which would mitigate our exposure to interest rate risk related to these borrowings. Based on the amount of borrowings under the Senior Credit Facility at September 30, 2011, the effect of a hypothetical one percent increase in interest rates would increase our annual interest expense by approximately $25,000.

We are also exposed to market risk in the form of interest rate risk related to the New Term Loan Facility. Borrowings on the New Term Loan Facility accrue interest at (i) for base rate loans, a rate per annum equal to the highest of (a) the federal funds rate in effect on such date plus 0.5% per annum, (b) the variable annual rate of interest then announced by Bank of America as its “prime rate,” and (c) the Eurodollar Rate (as defined in the New Term Loan Facility) plus 1.00%, plus, in each case, an applicable margin of 4.0% to 5.0% as set forth in the New Term Loan Facility; and (ii) for Eurodollar Rate Loans (as defined in the New Term Loan Facility) for any interest period, the rate per annum equal to the British Bankers Association LIBOR Rate published by Reuters two business days before such interest period for dollar deposits with a term equivalent to such interest period, subject to a minimum interest rate and a substitute rate in certain circumstances, plus an applicable margin set forth in the New Term Loan Facility. Because these rates may increase or decrease at any time, we are subject to the risk that they may increase, thereby increasing the interest rates applicable to our borrowings under the New Term Loan Facility. Increases in the applicable rates would increase our interest expense and reduce our net income or increase our net loss. We do not have any instruments in place, such as interest rate swaps or caps, which would mitigate our exposure to interest rate risk related to these borrowings. The interest rate at September 30, 2011 for the New Term Loan Facility was 6.5%.

Commodity Prices. We purchase commodities, such as paper, resin, films, energy, and various fuels which are subject to price fluctuations. We do not currently engage in the hedging of commodities. Commodities are generally purchased at market or fixed prices that are established by the vendor as part of the purchase process for quantities expected to be consumed in the ordinary course of business. Although the average selling prices of resin-based products in our consumer food and specialty packaging and performance packaging segments generally increase or decrease as the cost of resins increases or decreases, the impact of a change in resin prices is more immediately reflected in our raw material costs than in our selling prices. We monitor the correlation between commodity prices and our selling prices and we may consider hedging alternatives in the future to potentially reduce the effect of price fluctuations.

Currency and Exchange Rates. The majority of our revenues, operating expenses and significant capital expenditures are denominated in U.S. dollars; however we do have some exposure to foreign currency risk related to our operations in the United Kingdom, China, and Canada, our Canadian sub-facility and interactions with our foreign subsidiaries. Transactions in other currencies are translated into U.S. dollars using the rates in effect as of the date of such transactions. We have not entered into any foreign currency forward contracts or similar arrangements to limit our exposure to foreign exchange rate fluctuations, but we may consider such arrangements in the future.

BUSINESS

Our Company

We are a provider of flexible packaging, film products, and specialty substrates based in North America and Europe. We design, manufacture and supply plastic and paper-based flexible packaging, film products and precision-coated substrates to approximately 1,200 customers in a variety of industries, including the food, medical, pet food, chemicals, beverages, personal care and hygiene, lawn and garden and building materials industries, among others. We have 18 manufacturing facilities in the United States, Canada and the United Kingdom and one distribution warehouse in China. We provide packaging and films products for many of the world’s most well-known brands. Our primary strategy is to use a technologically advanced manufacturing platform coupled with excellent customer service in order to help our customers distinguish their brands and improve product shelf life.

The many products that we produce can be divided into four separate segments: (i) pet food and specialty packaging, (ii) consumer food and specialty packaging, (iii) performance packaging and (iv) coated products. Typically, customers decide whether to use paper or plastic packaging on the basis of end-use application, presentation considerations and the demands of particular filling processes. Such decisions may also be influenced by the relative importance of package size, sealability, shelf-appeal, durability, functionality and printability. Our pet food and specialty packaging segment produces products used in applications such as pet food, lawn and garden, charcoal and popcorn packaging. The consumer food and specialty packaging segment produces products used in applications such as fresh meat, natural cheese and dairy products, beverage, frozen foods, confectionary, breakfast foods, personal care and unprinted films. The performance packaging segment produces products used in applications such as building materials, chemicals, agricultural products and food ingredient packaging. The coated products segment produces precision coated films, foils, fabrics and other substrates for imaging, electronics, medical and optical technologies.

We offer our diverse array of paper and plastic packaging products and precision-coated substrates, including multi-wall bags, printed and laminated roll stock, stand-up pouches and coated films, in the following end markets, among others:

•	Food

•	Medical

•	Pet Food

•	Personal Care and Hygiene

•	Chemicals

•	Beverages

•	Cheese and Dairy

•	Fresh Meat

•	Lawn & Garden Products

•	Building Materials

•	Electronics

Our History

Transactions Relating to Our Formation

A predecessor company with our same name was formed as a Delaware corporation on July 27, 2001 for the purpose of acquiring substantially all of the assets and assuming certain liabilities of the flexible packaging division of International Paper Company. This acquisition was completed on August 7, 2001. On September 30, 2003, the predecessor company, Exopack Holding Corp., purchased all of the assets and assumed certain liabilities of Plassein International of Thomasville, Inc. and Plassein International of Newmarket, Inc.

Cello-Foil was founded in 1949 as a privately-held, family-owned company headquartered in Battle Creek, Michigan. Cello-Foil began as a printing company and, through the years, developed expertise in flexible packaging manufacturing, laminating and printing. In 1990, Cello-Foil expanded its production capacity and built a second plant in Albany, Georgia. Cello-Foil’s relationship with our Company is discussed below.

TPG was founded in Canada in 1990. Between 1990 and 2003, TPG grew through the acquisition of several companies in the flexible packaging industry, including PackageMasters and Plicon Canada (subsequently renamed Condor Co-Extrusions), Barrier Packaging, Inc., Golden State Equipment and Alcoa U.S. In 2005, after experiencing financial difficulties, TPG was placed under receivership in Canada. TPG’s relationship with our Company is discussed below.

Between July and October of 2005, Sun Capital, through an affiliate, sponsored a series of transactions involving Cello-Foil, TPG and Exopack, LLC that resulted in the ultimate formation of our Company. Specifically, Cello-Foil Holding Corp., an affiliate of Sun Capital, acquired Cello-Foil and certain assets of TPG on July 14, 2005 and September 7, 2005, respectively. On October 13, 2005, in accordance with the terms of a merger agreement entered into on October 5, 2005, an affiliate of Sun Capital acquired Exopack, LLC, which became our wholly-owned subsidiary. Concurrently with our acquisition of Exopack, LLC, Cello-Foil Holding Corp. became our wholly-owned subsidiary, and we refinanced the then outstanding indebtedness of Cello-Foil, TPG and Exopack, LLC. We refer to our acquisitions of Cello-Foil, TPG and Exopack, LLC as the “Consolidation.” The net cost of the Consolidation and related transactions, including the refinancing of Cello-Foil, TPG and Exopack, LLC debt and the payment of related fees, commissions and expenses, was $312.6 million, net of cash acquired.

2007 Acquisitions

During 2007, we completed two acquisitions, as described below and referred to in this prospectus as the 2007 acquisitions. On August 6, 2007, we acquired 100% of the membership interests of Intelicoat Technologies Image Products Matthews, LLC and 100% of the outstanding shares of its affiliate, Intelicoat Technologies EF Holdco, Ltd. (collectively, the “Electronic and Engineered Films Business,” or “EEF”), and also acquired certain assets and assumed certain liabilities of other EEF entities (the “EEF Acquisition”). We financed the EEF Acquisition primarily through borrowings under our Senior Credit Facility and further described in Note 4 to our consolidated financial statements included elsewhere in this prospectus). EEF, through its parent companies prior to the EEF Acquisition, was previously controlled by an affiliate of Sun Capital.

We subsequently renamed the acquired EEF business Exopack Advanced Coatings (“EAC”). EAC is engaged in researching, developing, manufacturing, distributing, marketing, and selling precision-coated films and specialty substrates for imaging, electronics, medical and optical technologies. EAC conducts its operations from our locations in the state of North Carolina and in North Wales, United Kingdom.

On November 28, 2007, we acquired Liqui-Box, including its Whitby, Ontario, Canada operating facility (the “EPF Acquisition”). There was no material relationship between our Company and Liqui-Box prior to the commencement of matters relating to the EPF Acquisition.

We subsequently renamed the acquired Liqui-Box business Exopack Performance Films (“EPF”). EPF is engaged in researching, developing, manufacturing, distributing, marketing and selling value-added films used primarily in the food and industrial markets.

2010 Acquisition

On July 13, 2010, we completed the acquisition of certain assets and liabilities of a packaging business previously operated by Bemis Company, Inc. The acquired business, which is referred to in this prospectus as Exopack Meat, Cheese and Specialty (“EMCS”) involves the manufacture and sale of certain packaging products primarily in the United States and Canada, including flexible-packaging rollstock used for chunk, sliced and shredded natural cheeses packaged for retail sale and flexible-packaging shrink bags used for fresh meat. EMCS is included within our consumer food and specialty packaging segment (see Note 11 to our consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus). The acquisition of EMCS provided us with a leading market position in the flexible packaging market for meat and cheese and expanded our technology base and product offerings in the consumer food and specialty packaging segment.

Our Corporate Structure

CPG Finance, Inc. is a subsidiary of an affiliate of Sun Capital. Exopack Key Holdings, LLC is a wholly-owned subsidiary of CPG Finance, Inc., and is the parent company of Exopack Holding Corp. Exopack Holding Corp. is a holding company that conducts substantially all of its operations through Exopack, LLC, Cello-Foil Holding Corp. and their respective subsidiaries. The current ownership structure of our parent companies and subsidiaries is set forth in the diagram below. Each subsidiary is wholly-owned by its direct parent.

Our Strategy

We intend to enhance our market position and operating results by leveraging our customer relationships, efficiently managing our procurement cost structure, maintaining our commitment to state-of-the-art production facilities and technologies, capitalizing on opportunities to realize operating efficiencies and selectively pursuing strategic acquisitions.

Leveraging Our Customer Relationships. We enjoy long-standing relationships with many of our customers. One of our top priorities has been to integrate our product offerings into our customers’ operations by providing high quality, cost-effective products that are tailored to our customers’ specific needs. We seek to offer enhanced service and support, anticipating customer needs and providing value-added solutions to customer problems. We have undertaken joint product development efforts with many of our customers, allowing us to manage our research and development expenditures and increase incentives for customers to remain loyal to us over the long term. The Consolidation and subsequent acquisitions have provided us with additional opportunities to cross-sell our products to our customer base.

Efficiently Managing Our Procurement Cost Structure. We have multiple supply sources for paper, plastics and films and have maintained the majority of those relationships for over a decade. As one of the largest flexible packaging converters in the United States, we believe we are often able to use our increased size to secure volume pricing from our suppliers and expand our procurement reach.

We are currently focusing on efficiently managing the costs of raw materials, packaging and freight. To further these objectives, we are working to develop highly efficient procurement functions and innovative approaches to raw materials sourcing, including global sourcing arrangements. We continue to leverage purchasing across our organization and standardize the use of raw materials across facilities.

Continuing to Focus on Enhancing Our Product Mix Through State-of-the-Art Technology. Our production facilities have allowed us to improve our production flexibility and dependability. We use high-performance machinery and a broad range of state-of-the-art technologies. Recent investments include printing presses that can print up to ten colors, high efficiency pasted valve machines, co-extruded blown film extruders, heat sealable paper bag line and stand-up re-sealable pouch machines. We believe that a key factor that differentiates our services from those of our competitors is the state-of-the-art graphics and technical capabilities of our Customer Resource Center, located at our Spartanburg, South Carolina headquarters. In addition, to enhance the convenience that we strive to provide to our customers, we have continued to add features such as handles and advanced package re-closure systems.

We view our array of facilities and ongoing commitment to state-of-the-art technology as key drivers in our ability to provide an exceptional combination of service, performance and value. Strategically, we plan to grow our revenue base by providing customized packaging solutions and benefiting from an overall trend toward flexible, rather than rigid, packaging.

Realizing Operational Efficiencies and Synergies. We strive to cultivate safe, efficient manufacturing by focusing on quality and operational practices. Our efficiency initiatives include establishing common operating and reporting procedures, streamlining production, optimizing asset utilization, rationalizing product mix and making strategic capital expenditures.

Selectively Pursue Strategic Acquisition Opportunities. In addition to the growth in revenue, earnings and cash flow we are targeting through organic volume growth and cost-structure management, we believe that we are well positioned as a platform for additional acquisition opportunities. We believe that we have demonstrated the ability to successfully integrate acquisitions and achieve operating efficiencies. We intend to pursue a selective and disciplined acquisition strategy that will broaden our customer base and strengthen our end-market penetration, provide opportunities for manufacturing and corporate overhead cost savings, allow us to leverage our existing procurement platform and enhance our production and technological capabilities.

Our Strengths

We believe we have the following competitive strengths:

Established Relationships with Blue Chip Customers. We maintain strong relationships with a diverse base of customers in a wide array of businesses. We have approximately 1,200 customers, and even with recent market consolidations, most of our customers individually represent less than 5% of our net sales. No customer exceeded 10% of our net sales for 2010.

Cost Savings Opportunities. Part of our strategy consists of combining the functions shared by our acquired businesses and extracting synergies. We believe that we can achieve cost savings by in-sourcing manufacturing of certain films and other materials, improving procurement (through increased purchasing volume and efficiencies of scale in freight), and eliminating operational redundancies (through reducing headcount, restructuring certain facilities and consolidating information technology programs). For example, in 2008, we moved the EAC business operations conducted at Intelicoat’s South Hadley, Massachusetts facility to the EAC facility we acquired in Matthews, North Carolina. Similarly, we integrated the Whitby, Canada plant we purchased from DuPont into the Exopack business. The integration of the Whitby facility allowed us to produce certain films that we previously purchased from outside vendors. We also now process certain print jobs that were outsourced by the EPF business.

Position within the Industry. According to the Flexible Packaging Association (“FPA”), the size of the domestic flexible packaging industry was estimated to be approximately $25.5 billion in annual sales in 2010, of which “value-added” products accounted for an estimated $19.7 billion in sales. The “value-added” segment does not include retail shopping bags, consumer storage bags and wraps, or trash bags.

The flexible packaging market is highly fragmented, with over 400 manufacturers operating in North America. A significant number of these manufacturers are relatively small, with the average flexible packaging converter generating annual sales of approximately $60.0 million to $65.0 million in 2009, according to the FPA. We believe that as a result of customer consolidation certain sectors and customers are underserved by smaller manufacturers. We believe we can take advantage of this market opportunity.

We believe there are several key drivers in the industry, including: the growing importance of convenience, functionality and shelf-appeal; technological developments; a trend toward flexible rather than rigid packaging; globalization; raw material cost volatility; the impact of sustainable packaging; and pressures to consolidate. We believe we are well positioned to compete and expand our business due to our broad product mix, substrate expertise, customer service, award winning printing technology, global presence and technologically advanced manufacturing capabilities. Our global presence and capabilities are supported by Global Packaging Linx (“GPL”).

GPL is a strategic initiative we developed to leverage relationships with global packaging manufacturers. We believe GPL is a unique initiative in our industry. The goal of GPL is to procure flexible packaging solutions from a select network of global packaging manufacturers when it provides value to our customers or potential customers. We aim to take advantage of GPL while maintaining our standards for quality, service, and innovation. Through GPL, we believe we will be able to further identify and develop opportunities within our multinational customer base that will allow us to provide value through our own mix of domestic converted packaging solutions, as well as through offshore packaging technologies provided by our global alliance partners.

As part of the GPL initiative, we signed a joint venture agreement with Lebanon-based packaging manufacturer INDEVCO Group (“INDEVCO”) to manufacture co-extruded polyethylene film in the Middle East under the name CEDEX Plastics Flexible Packaging (“CEDEX”). The joint venture represents the strengthening of a long-term relationship between Exopack and INDEVCO to support global customers. During 2010, the joint venture brought the first cost-effective films from the Middle East to customers in North America. We intend to expand our relationship with INDEVCO to take advantage of the new polymer manufacturing capacity coming on line in the Middle East, which is primarily due to the increased economic advantage of ethylene production in this region of the world. The CEDEX film is distributed by us as part of our family of film products.

Highly Experienced Management Team. We have an experienced management team with an average of more than 20 years of industry experience. Our Interim Chief Executive Officer, Tom Vale, has over 15 years of management experience, during which he served as President and Chief Executive Officer of Deluxe Media Services, Executive Vice President and Chief Financial Officer of Resorts USA. Mr. Vale has served as our Chief Operating Officer since he joined our Company in 2008. We also benefit from highly-motivated and experienced managers in key functional areas, including sales and marketing, operations, procurement and accounting and finance. Each of our key business unit managers has significant experience in the packaging and related industries.

Ability to Pass Through Raw Material Price Increases Within a Short Period of Time. Although most of our customers have contracts that prevent us from passing through raw material price increases immediately, historically, we have been able to pass through raw material price increases to our customers within a relatively short period of time, maintaining a relatively stable spread between selling price and raw material purchase price.

More than 75% of our sales volume generated is under agreements that typically allow us to pass through raw material price increases/decreases every 30 to 90 days to customers that purchase plastic-based packaging products and every 90 to 180 days to customers that purchase paper-based packaging products. The remainder of our business is transactional, which permits us to pass through price increases/decreases to customers on an order-by-order basis.

Diversified Raw Material Supplier Base. We have relationships with multiple vendors in our pet food and specialty, consumer food and specialty, performance and coated products segments. We currently purchase our raw materials from more than 10 paper suppliers, more than 12 plastics suppliers, and more than 15 suppliers to our coated products segment. We are generally able to switch suppliers without sacrificing quality. We do not believe we are dependent on any single supplier to operate efficiently and profitably.

Diverse Mix of Paper Packaging, Plastic Packaging and Coated Products. We offer a diverse array of plastic packaging, paper packaging, films and coated products. We believe that we are well positioned to meet customer needs in these three principal sectors. We believe we offer a high quality and diversified product line. Typically, our flexible packaging products are customized to fit particular customer specifications. We believe the multi-wall construction capabilities of our paper packaging segment are among the best in the industry. Our paper packaging products include a wide range of weights, run volumes and end-use applications, such as pinch bags, two- and three-ply pasted valve bags, sewn-open-mouth bags, self-opening sacks and specialty bags, among other products. Our plastic packaging and film products consist of a variety of film structures, printing, EB treatments and a number of converting styles. Our plastic packaging and films products include barrier films, high-clarity printed shrink films, shipping sacks, quad seal bags, stand-up pouches and laminated roll stock with a wide variety of printing options. Our coated products consist of a variety of laminations, coatings and other treatments. Our coated products include optical films, microfilm, medical products, conductive films and foils, ink jet receptive products and phototool products.

Proprietary Brands, Products and Processes. We believe we have established a reputation for developing innovative products, improving the shelf-appeal of our customers’ products and enhancing product performance. For example, we have developed our RAVE™ brand of plastic-laminated and converted plastic bags with easy to open and reclose features for the pet food and lawn and garden markets, specialty packaging for feminine care products, eXpress pv™ two-ply cement bags for our cement and packaged concrete customers and paper bags with reclosable zippers for popular pet food brands. The acquisition of the EMCS facilities has added recognizable brands such as Clearshield®, Maraflex® and Halo® for the meat and cheese market segments. We also hold numerous patents, have other patent applications pending, and possess a number of proprietary constructions, compositions and manufacturing processes. In addition to our expertise in developing innovative products, our in-house graphics center has earned several industry awards for print quality and innovation.

Industry Overview

General. The flexible packaging and coating industry manufactures a broad range of consumer and industrial packaging for use in diverse end markets. Multi-layer flexible polymer/paper structures and barrier laminates are used for food, medical, agricultural and personal care products, as well as other consumer and industrial uses, and are used in a variety of products that generally include plastic film, paper or a combination of the two.

Plastic films, which account for the largest share of market demand in the industry, have been increasingly popular in recent years and offer strong barrier performance, re-closeability and outstanding print characteristics. Plastic has been used to reduce packaging weight when switching from rigid packaging applications. Paper products are versatile and support vibrant graphics and color schemes, while offering both durability and freshness retention. Moreover, paper products are increasingly appealing to consumers who place emphasis on environmental concerns and value the ability to use renewable resources and the option to recycle such products.

According to the FPA, the domestic flexible packaging market accounted for an estimated $25.5 billion in sales in 2010, and the market is expected to experience annual growth rates of approximately 3%. The flexible packaging industry is highly fragmented, as demonstrated by the number of flexible packaging manufacturers operating in North America, currently estimated at over 400.

End Markets. With its versatility, favorable cost profile and considerable shelf-appeal compared to traditional packaging configurations, flexible packaging has made, and continues to make, inroads in a wide variety of consumer and industrial markets. The focus on sustainable packaging also favors the reduced packaging material weight of flexible packaging. According to the 2009 FPA report, approximately 85% of end market applications for domestic flexible packaging are consumer and institution oriented, while approximately 8% of the overall flexible packaging market stems from industrial uses for flexible packaging, particularly in the agricultural, building and chemical industries. Retail and institutional food and beverage markets account for approximately 56% of all flexible packaging applications. In addition, medical and pharmaceutical markets account for approximately 7% of flexible packaging applications. Various other applications, such as personal care products and retail and institutional non-food products, account for approximately 29% of the flexible packaging industry.

Industry Forecast. Growth in the flexible packaging industry is expected to be driven by a number of trends, including:

•	increasing importance of convenience, portability, functionality and shelf-appeal;

•	technological developments leading to enhancements in packaging product performance capabilities;

•	ongoing industry conversion from rigid to flexible packaging;

•	impact of sustainable packaging; and

•	globalization.

We believe that larger producers are particularly well situated to take advantage of the current industry trends given their ability to reliably service larger, national customers by offering large-scale production capacity, enhanced product development capabilities, broad product offerings and competitive pricing. Additionally, larger producers have relatively greater purchasing leverage than smaller producers and have greater access to resources necessary to pursue substantial acquisition strategies. We believe that our Consolidation in 2005 and acquisitions in 2007 and 2010 provide us with the potential to benefit from such size-related advantages.

Competition

The business of supplying flexible packaging products is extremely competitive, and we face competition from companies that sell similar and substitute packaging products. We compete principally with a limited number of manufacturers of flexible packaging products who offer a broad range of products and maintain production and marketing facilities domestically and internationally. Our major domestic competition includes Bemis Company, Inc., Sealed Air, Inc., Printpack, Inc., Hood Packaging Group, Graphic Packaging Corp., Sonoco Products Company and Coating Excellence International. Our international competitors include Nordenia International AG, Peel Plastic Products Ltd., Mondi Group, Bischof and Klein and UFlex.

Segments

Our business is divided into four primary product segments: pet food and specialty packaging, consumer food and specialty packaging, performance packaging and coated products. The overall product capabilities and production capacity of these segments allow us to serve as a full-service packaging provider to our customers.

Pet Food and Specialty Segment. This market segment includes packaging products we sell to producers of products such as pet food, lawn and garden, charcoal, microwave popcorn and pet care products. We offer a wide range of packaging styles, graphics, special features and coatings that help our customers maximize product appeal to their target markets. We offer our customers custom-engineered paper for graphics and proprietary coatings for additional barrier protection, depending on each customer’s particular safety requirements and convenience concerns. In addition, our plastic offering supports both high fidelity graphics for large format packaging as well as barrier materials for more sensitive product needs. We continue to invest in state-of-the-art converting equipment to provide the most desirable packaging formats with consumer features such as slider zipper reclosures.

Consumer Food and Specialty Segment. The consumer food and specialty segment includes packaging and films products we sell to producers of fresh bone-in and boneless meats, natural chunk, sliced and shredded cheese, breakfast foods, frozen foods, beverages, coffee, candy, paper towels and tissue, healthcare products and other consumer goods. We offer a wide range of packaging styles, graphics, special features and coatings to suit particular customer needs and maximize product shelf-appeal.

Performance Packaging Segment. For this segment, the primary performance of the package is to protect and transport goods in a safe, reliable and cost effective manner and graphics are relied upon primarily to communicate product use. We produce industrial-strength paper packaging products used by the agricultural, building products, food ingredient, diary and processed minerals industries, among others. Our plastic products are additionally used to package resin pellets, chemicals, salt, building materials and agricultural products, among others. Many of these end-use sectors are also marketing products into big box retailers where product crossover occurs from industrial customers to retail consumers. Our amplified printing capabilities can improve the package appeal for products sold through this channel.

Coated Products Segment. Our coated products segment includes coated products we sell to the medical, electronic, optical, security, conductives and printing markets. Typical end uses for coated products include white boards, LCD screens, digital printing, electrical cars and breathable wound care applications. We offer branded products, proprietary products developed under partnerships and OEM labeled products.

See Note 11 to our consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus for additional information regarding our segments.

Products

We produce a wide variety of value-added, flexible, paper-based and plastic-based packaging and film products, including multi-wall bags, heavy duty shipping sacks and multi-layer laminated products.

Our key paper-based packaging products include:

Pinch Bags. Pinch bags offer presentation and functionality advantages for consumer applications that require packaging which lies flat or stands upright and is sift resistant. Typically, pinch bags are used by manufacturers and distributors of light products, such as sugar, flour, pet food, livestock feed and smaller lawn and garden products. Due to their multi-layer constructions, this style of bag is also used for chemical products where specific barriers are required. Pinch bags are left unsealed at one end after production and offer convenient filling and sealing features for our customers and end users. Pinch bags typically are formed using multiple layers of paper, film and other barrier materials to include laminated film-to-paper composites.

Pasted Valve Bags. Pasted valve bags, constructed of heavy-gauge, multi-wall paper, are most often used in industrial and construction markets. Pasted valve products are extremely durable and strong enough to hold significant weights and volume for such products as cement, clay, chemicals and sand. In general, pasted valve products lay flat for storage and are easily stackable in mass quantities. The attached valve is designed to work with specific filling equipment. We produce a two-ply line of pasted valve products, which provide what we believe to be efficient, superior performance. We also offer UN/DOT testing, which is required for all packaging used to carry hazardous materials.

Self-Opening Sacks. Self-opening sacks, most commonly used for smaller consumer applications, utilize a variety of multi-wall construction combinations to suit performance requirements. Paper and plastic layers are often combined to provide outstanding barrier performance for content containment, as well as moisture or oxygen resistance. Moreover, self-opening sacks are easily re-closable by the end consumer and are particularly convenient for smaller pet food, charcoal, animal litter, coffee, sugar and flour packaging products.

Sewn-Open-Mouth Bags. Sewn-open-mouth bags provide packaging solutions for livestock feed, seed and flour applications. Sewn bags are preferred in many applications because of the ease with which they can be opened. Sewn closed at one end, the bags are filled with content by the customer and sewn shut with heavy-gauge filament. Sewn-open-mouth bags are constructed to lie flat and are designed to carry heavy loads. We provide a wide variety of printing and combined substrate choices for sewn-open-mouth bags. In addition to multi-wall, kraft and film, we use woven polypropylene in the construction to enhance the strength of the bag.

Multi-Wall and Specialty Bags. We manufacture technically complex specialty bags capable of providing protection against oil, grease, chemicals and moisture. These bags are used to package pet food, microwave popcorn and charcoal, among other products.

Market Print. Market print is primarily used for building insulation backing, or as wrap for roofing shingles. Constructed from one-ply, unbleached kraft paper, market print is often printed with one or two colors on one side and delivered to customers on large rolls.

Our key plastic-based packaging and films products include:

Shipping Sacks. Our shipping sacks are used for difficult packaging applications, such as insulation, salt, plastic, resin, sand, gravel, soil, seed and other industrial, chemical and agricultural materials and products. Typically constructed of heavy-gauge plastic, our shipping sacks are extruded in a tube and heat or adhesive-sealed, thereby creating a weld designed to withstand harsh industrial environments.

Rollstock. We manufacture a variety of tubular and single-wound sheet rollstock products tailored to individual customer preferences. Extruded film is available in several varieties, including mono-layer, co-extrusion or laminated film, and can be delivered plain or with printing. Rollstock is often utilized for resin, food, beverage and lawn and garden wraps.

Flexible Overwrap Packaging. Overwrap packaging consists of specially co-extruded film with high-performance characteristics. Such products are used for tissue products, such as toilet paper, bundle packs of bar soap and pharmaceutical products. We can accommodate orders for thin gauge extensible films, as thin as .5 millimeters and with as many as 10 colors.

Multi-Layer Laminations. Multi-layer lamination products provide complex, customized flexible packaging structures to personal care, food, dairy and pet food producers. These products offer strength, machinability, above-average barrier protection and shelf life characteristics, and can be made easy open and/or tamper evident.

Printed Shrink Film. Shrink films are used in the personal care, beverage, cereal, convenience foods and canned goods markets, offering product protection and clear graphics at relatively low prices.

Dartek ® Nylon Cast Films. Cast films can be used as thermoforming films that require high barrier and excellent optics properties and are also used in pouches and bags.

Sclairfilm®. Sclair sealant films consist of mono and coex blown polyethylene-based products designed for laminations to other materials. These films feature toughness and durability, barrier properties, superior tensile and puncture strength and excellent sealability.

Stand-Up Pouches. Pouches provide an alternative to traditional rigid packaging, providing increased versatility and convenience. Pouches also feature a large surface area which allows for more eye-catching graphics. Additionally, the relatively thin, light nature of flexible pouches facilitates product storage and reduces shipping costs. Our stand-up pouches are suited for a wide range of applications and can be customized to a variety of specifications.

Edge Seam. Edge seam bags are primarily used by seed, fertilizer and chemical manufacturers due to their laminated construction and ability to provide eye catching graphics. These bags are made from rollstock and are gusseted and sealed on one side. Our management believes that our additional features for edge seam bags (such as handles, 10-color printability and custom-engineered constructions and laminations) distinguish our edge seam bags from those of our competitors.

Quad Style Bags and Pouches. Quad style bags are much like an edge seam bag with all four edges sealed to give a box like appearance to the filled bag. These bags lend themselves to high fidelity graphics, consumer convenience features and allow for a wide range of substrate choices. This is often the plastic version of the paper pinch-style bag.

Shrink Vacuum Bags and/or Tubestock. Used primarily in fresh meat products, a packaging film produced from plastic resins is extruded via a tubular process. The film is cooled and then reheated and stretched at a temperature near its melting point. The film is made to shrink around a product to be packaged by the customer through the application of a thermal treatment. Alternatively, a layer of an oxygen barrier material can be included to manufacture a barrier shrink film product. This film is then further converted through printing and sold as either tubestock or further fabricated into a finished bag form.

Our key coated products include:

Coated/Laminated Substrates: Precise manufacturing methods and conditions are required for the process of applying complex coatings to these products, which include a variety of films and foils.

Breathable Polyurethane Films and Foams: These products are used in professional wound dressings, often incorporating anti-microbial silver properties.

Coated Polyester Film: These products consist of hard-coats, which are used in window-safety film, anti-graffiti material and scratch resistant high gloss furniture foil.

Coated and Laminate Flexible Materials: Used in the electronics market, we manufacture substrates used in the printed circuit, batteries and advanced fuel cells segment.

Specialty Coatings: We are able to use our extensive expertise to develop and produce high precision coatings for a wide variety of critical applications.

Operations and Manufacturing

We maintain an expansive array of packaging machinery at our various facilities, which collectively produced approximately 240 million pounds of paper packaging and approximately 190 million pounds of plastic packaging and films for the year ended December 31, 2010. Our machinery includes numerous presses, tubers, bottomers, sewing lines, self-opening square bottom and two-ply pasted valve bag machines, multiple extrusion lines, flexo and roto presses, pouch machines, coating machines and laminators. This wide variety of machinery and specialized equipment enables us to increase our product offerings and maintain a high degree of flexibility in meeting customer demands.

Product conformance is continually monitored and maintained by our supervisors and our key equipment and critical operations are administered by trained, experienced operators. Investments in equipment are driven by industry trends, developing technologies, customer needs and cost containment.

Due to the high degree of specialization at each of our facilities and the fact that our production is often customer-driven, we primarily distribute our products directly to our customers. We ship all of our products based on agreements with individual customers, typically using third-party shipping sources to deliver our products. Given our diverse customer base our business does not typically experience significant seasonal variation.

We produce our paper packaging, plastic packaging and films and coated products through three distinct but similar manufacturing processes. In some cases we may cross between manufacturing platforms to produce composite products which contain both paper and film technologies. Each of the business unit market segments controls or has access to the following manufacturing platforms.

Paper Packaging. The manufacture of paper packaging involves several processes, including printing, tubing and bottoming.

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Printing. Flat form paper products are printed using either rotogravure or flexographic print methods. The rotogravure method consists of pressing etched steel plates against flat form paper, using a rotary press to transfer the prints or graphics from the steel plates to the paper. During this process, the desired image is etched onto a steel cylinder creating small recesses, known as cells, which carry ink. The etched surface of the rotating cylinder is then dipped into an ink pan which fills the cells with ink. Surplus ink is wiped off the cylinder surface, leaving ink only in the cells. A second rotating cylinder then presses paper onto the cylinder, and the ink is transferred onto the paper. The flexographic print method is similar to the rotogravure method described above but utilizes flexible plates that are drawn through a roller to apply ink and graphics to paper. Once printed, the paper then undergoes tubing and bottoming processes.

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Tubing. Printed paper is converted to tube form by rolling and seaming the paper along one side. Tubing is critical to the production process, as many value-added features are added to the product at this stage, including the combination of multiple film layers, barriers and laminations. Film layers help provide tubed paper packaging with graphics and specific end-use features. The tubing process is finalized when the seamed paper is cut by machine into individual bags.

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Bottoming. Bottoming of the paper packaging completes the manufacturing process. At this stage, a paper tube is sealed at one end with heat or pressure-applied adhesives. Sewn-open mouth bags are customarily sealed with heavy-gauge filament that is sewn through the packaging.

Plastic Packaging and Films. The manufacture of plastic packaging and films also involves several processes, including extrusion, printing, slitting and pouching.

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Extrusion. Extrusion results in the creation of plastic film, the basis of flexible plastic packaging products. Appropriate machinery and technical knowledge are required to create a consistently high quality product. To begin, plastic resins with various properties are blended with additives to create a specified performance compound, the nature of which is primarily dependent on end-market use and customer preference. Blended resin compounds are then shaped under heat and pressure to create a thin plastic film. Many manufacturing dynamics, including the combination of resin and extrusion methods, produce variations in color, clarity, tensile strength, toughness, thickness, shrinkability, surface friction, transparency, sealability and permeability. Extruded plastic film can be used in a wide range of applications. We do not, however, extrude all of our plastic films, such as polyethylene terephalate (“PET”) and oriented polypropylene (“OPP”) films. Extruded product may result in sheet or tubular form.

•	Printing. Extruded plastic film can be printed. We utilize either a rotogravure or flexographic printing process, similar to the ones used to print paper packaging.

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Lamination. In many circumstances, a product needs the protection of more than a single plastic film. In these instances, additional layers are bonded to the plastic film, with the added layers consisting of materials, such as oriented polyester, a polyethylene based sealant or OPP. These materials are stiffer, harder to tear and heat sealable. The film layers are brought together by applying an adhesive or by extruding a layer of molten polyethylene to bind two film layers into one. The lamination process allows us to meet the protection requirements for a variety of different end uses.

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Slitting. Finished plastic film can be placed in razor and shear-cut slitting machines that tailor the film to sizes and widths specified by the customer. Several of our machines are able to store key machine settings for specific products, which results in a high level of consistency and manufacturing efficiency.

•	Pouch/bag converting. Printed and/or laminated films can be converted into a variety of styles with re-closable features, handles or other required package elements.

Coated Products. The manufacture of coated products also involves several processes, including coating and lamination.

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Coating. Extruded plastic film, foil and paper can be coated using slot die, direct gravure, reverse gravure and proprietary coating methods, using liquid crystal, exotic filled ceramics and polyamides. Energy cured coatings can be used over printed products for gloss, print protection or surface dynamic control.

In order to optimize these processes and increase efficiencies, we share production-related best practices among our facilities and closely monitor numerous quality control and production analysis metrics. As a result of such practices, we believe that we have considerably improved our efficiency and quality. Other efficiency and productivity initiatives are underway in order to optimize processes and productive capacity, including:

•	establishing company-wide a systematic management process in each segment and plant;

•	further streamlining production to focus each facility’s core equipment and manufacturing strengths;

•	optimizing asset utilization at each plant; and

•	strategically making capital expenditures to enhance efficiencies.

Management believes that these initiatives should enable us to improve our overall efficiency and enhance profitability.

Materials

We use polyethylene resin and barrier films, paper, inks, adhesives and chemicals, including coated and un-coated woven polypropylene, polyester and nylon films in the manufacture of our products. We purchase our raw materials from a variety of suppliers and do not depend on any one supplier for our raw material needs. We also purchase finished goods through our GPL relationships.

We negotiate pricing and contract terms with each supplier. We attempt to purchase raw materials with the best possible terms and pricing, and we believe that we have good relationships with each of our suppliers, several of which have supplied raw materials to us for decades.

We are currently focusing on increasing the efficiency of our raw materials procurement process. To this end, we are working to develop highly efficient procurement methods and have adopted innovative approaches to raw materials sourcing, such as developing additional global and internal sourcing arrangements. In addition, we have programs in place to leverage raw materials procurement and standardize raw material usage across our Company.

Technology and Research and Development

Our technology development is primarily focused on providing paper, plastic and coatings expertise to suit our customers’ development requirements.

We are able to use our broad product offerings and state-of-the-art technology to transfer technological innovations from one market to another. For example, our expertise in producing zippered stand-up pouches for the food industry has helped us to develop and commercialize a patented re-closeable feature on multi-wall bags for pet food. We have also successfully developed our RAVE™ composite line of premade bags. Through unique substrate combinations these robust bags offer less damage to the retailer and lower overall cost for the packaged goods company.

Many of our customers work with our technical representatives to deliver more competitive products. We have enhanced our relationships with such customers by providing the technical service required to support the commercialization of new products and by helping such customers improve operational efficiency and quality throughout the life cycle of their products. In order to ensure product quality and consistency for their own customers, our customers typically do not change suppliers often, as supplier changes can be risky, expensive and time-consuming.

During the latter part of 2010, we centralized our research and development team in a new research and development center in Menasha, Wisconsin to capitalize on the core competencies of the more than 50 engineers and scientists currently working within our various business units. The focus of this research and development team is to develop and bring to market the latest cutting-edge flexible packaging products. In addition to the Menasha research and development center, we maintain research and development specialists and product testing laboratories at our corporate headquarters in Spartanburg, South Carolina as well as within our Matthews, North Carolina and Wrexham, North Wales, United Kingdom facilities.

In addition, we formed a long term innovation team to search for new technologies that can be translated into packaging or coating products. This team is charged with finding technology platforms that have the potential to be commercialized in a 3-5 year time horizon.

For additional information related to our research and development costs, please see Note 2 to our consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus.

Sales and Marketing

Overview. Our overall sales and marketing strategy is to deliver levels of quality, consistency, innovation, reliability and customer service that are competitive in the industry and to leverage our resources to position us as a trusted partner and leading solutions provider in value-added market segments. In addition to the ability to provide innovative and customized products to customers regardless of whether they require paper or plastic configurations, our critical differentiators include strong technical resources, customer service and support capabilities, broad geographic reach and large-scale production resources. We believe that our full service, “one-stop” resources enable us to provide industry-leading services and products to a wide range of customers, including national blue chip companies and smaller, regional accounts.

We strive to maintain close relationships with our customers, collaborating on technological advancements and demand planning. Our sales representatives are trained to focus on specific product categories, while maintaining a general familiarity with all of our products in order to take advantage of cross-selling opportunities. As a result, we believe that our sales personnel have developed a deep understanding of our product lines, in addition to the specific operations and needs of the individual customers that each representative services. We believe that this expertise enables us to cultivate new business, develop highly-effective partnering initiatives with key customers, meet or exceed customer needs and expectations as to product quality and innovation, and differentiate our products from those of our competitors.

Sales Organization. Approximately 65 sales personnel are organized around our business segments. Within each segment, sales representatives are divided between regional and national accounts. Regional representatives target smaller accounts, while national representatives focus on customers requiring service from multiple facilities. Typically, we maintain a single sales personnel and customer service contact with each customer, which we believe facilitates clear communication and fosters close personal relationships.

In addition to a base salary, our sales personnel have an incentive plan according to the profitability of the products they sell or to the amount of cash their sales generate. Accordingly, our sales representatives have an incentive to sell high-value products. We devote significant resources on an ongoing basis to product and sales technique training programs, which inform sales representatives about each of our products, their functionality, potential applications and value-added selling techniques. We believe that these efforts have resulted in a highly knowledgeable and motivated sales force, capable of specifically addressing a broad range of customer requirements.

Marketing Initiatives. We actively seek to identify and pursue developing opportunities with customers, leveraging our technical expertise to meet customer needs, regardless of segment or packaging configuration. We believe these efforts enhance our ability to pursue cross-selling opportunities with existing and potential customers. Market and product-focused professionals have reinforced our business with our major customers by developing expertise and enhancing recognition of our products and services. In addition, there has been a renewed focus on branded products to enhance customer experience. We believe that brands such as Maraflex®, Clearshield®, Halo®, AquaCrystal™, eXpress pv™, Sclairfilm®, Dartek®, StratFX®, Reflex®, RAVE™, Duratool®, Inspire® and Shur-Seal® have become trusted names in our product portfolio.

Customer Service

We believe our commitment to customer service and support is reflected in our long-term customer relationships and new customer retention. Customer service is critical to our ability to differentiate our Company from our competition and reinforce our market position. Accordingly, we maintain a strong focus on our customers by emphasizing an attentive approach to customer needs and by providing value-added services that complement products designed and printed to customer specifications.

Our approach to service emphasizes four primary objectives:

•	delivering quality products on-time;

•	responding to customer questions, concerns and problems, and closely collaborating with customers to promptly address any such questions, concerns or problems;

•	customizing and designing innovative products that conform to our customers’ exact specifications; and

•	using specialized manufacturing and information technology to provide customers with rapid processing and service alternatives.

In addition, we actively promote our broad network of production facilities in order to attract and maintain customers that require production from multiple locations.

Customers and Order Backlog

We have a diversified customer base of more than 1,200 customers. Our customers range in size from Fortune 100 companies to smaller regional businesses, and come from a variety of industries, including food, chemical, medical, pet food, building materials, beverages, electronics, lawn and garden and personal care and hygiene products.

Sales arrangements with our customers vary by customer and product supplied, and may include purchase order arrangements or long-term agreements and contracts. Contractual terms typically stipulate product prices, potential raw material price increase/decrease pass-through, on-hand inventory or production availability and payment and freight terms. Contractual terms range in length from one-time sales to three or more years and typically contain cost pass-through provisions.

The time between receipt of orders and shipment generally averages between four to six weeks. As a result, backlog is not significant.
For information regarding a summary of our significant accounting policies for revenue recognition, please see Note 2 to our consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus.

Employees

At September 30, 2011, we had 2,448 employees, of which 518 were covered by five separate collective bargaining agreements. In our Battle Creek, Michigan facility, 132 employees, including production and maintenance employees, quality control inspectors and drivers, are covered by a collective bargaining agreement that expires on February 4, 2016. In our Tomah, Wisconsin facility, 105 employees are covered by a collective bargaining agreement that expires on February 28, 2012. In our Matthews, North Carolina facility, 66 employees are covered by a collective bargaining agreement that expires on June 27, 2012. In our Menasha, Wisconsin facility, 215 employees are covered by two separate collective bargaining agreements; the Graphics Communications Workers are covered by a collective bargaining agreement that expires on June 30, 2013 and the United Steelworkers are covered by a collective bargaining agreement that expires on February 28, 2012.

Patents and Trademarks

We have proprietary rights to a number of trademarks important to our business, including, but not limited to, Exopack®, eXpress pv™, Dartek®, Maraflex®, ClearShield®, Halo®, AquaCrystal™ and Shur-Seal®. We also hold approximately 96 U.S. and foreign patents relating to our products, manufacturing processes and equipment and numerous patent applications are currently pending in the United States and certain foreign jurisdictions.

Regulatory Matters

Our business is subject to numerous federal, state, local and foreign laws and regulations relating to the protection of human health and the environment. These domestic environmental laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act and relate to such things as the storage, release and remediation of hazardous substances. In addition, we are subject to similar state laws.

Our North Wales facility is subject to European Union and U.K. legislation covering similar areas of human health and environmental protection. These include the Clean Air Act 1993, the Pollution Prevention and Control (England and Wales) regulations 2000, the Water Resources Act 1991, the Water Protection Zone (River Dee Catchment) Regulations 1999, the Environmental Protection Duty of Care Regulations 1991, the Hazardous Waste Regulations 2005, the Producer Responsibility Obligations (Packaging Waste) Regulations 2005 and the Landfill Regulations 2002.

Our Canadian facilities are subject to Canadian legislation covering similar areas of human health and environmental protections. Our facilities are subject to one or more of the following regulations: the Canadian Environmental Protection Act (CEPA) which includes the National Pollutant Reporting Inventory regulation, the Kyoto Protocol, the Fisheries Act, the New Substance Notification Regulations, Transportation of Dangerous Goods, the Workplace Hazardous Materials Information System, the Ontario Environmental Protection Act,

Ontario Air Regulations 419 & 127, Ontario Waste Regulation 347, “3Rs” Regulations, the Ontario Water Resources Act, municipal water by-laws and Municipal-Industrial Strategy for Abatement laws and the Ontario Regulation 63/95 for Effluent Monitoring and Effluent Limits—Organic Chemical Manufacturing Sector law.

These laws are constantly evolving, with a trend towards increasing stringency. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable, because certain implementing regulations for some of the laws described above have not yet been promulgated or in certain instances are undergoing revisions. These environmental laws and regulations could result in increased capital, operating and compliance costs.

Geographic Areas

For a discussion of our consolidated net sales and long-lived assets based on geographic area please see Note 11 to our consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus.

Properties

Our corporate headquarters are located in Spartanburg, South Carolina. We operate 18 manufacturing facilities located throughout the United States, United Kingdom and Canada and operate one distribution warehouse in China. We operate four manufacturing facilities in the pet food and specialty packaging segment, all of which are owned properties. We operate seven manufacturing facilities in the consumer food and specialty segment, of which we lease two, including one manufacturing facility in Ontario, Canada, and own the remaining five facilities. We operate five manufacturing facilities in the performance packaging segment, of which we lease two and own the remaining three facilities. We operate two manufacturing facilities and one distribution warehouse in the coated products segment, all of which we lease, including one manufacturing facility in North Wales, United Kingdom and one warehouse in Guangzhou, China.

We believe that our plants, which vary in size and age, are suitable for our operations and believe our manufacturing facilities have sufficient capacity to meet our production needs for the foreseeable future.

Legal Proceedings

From time to time, we are party to various disputes and legal proceedings arising in the ordinary course of business, none of which are expected to have a material adverse effect on our Company.

Available Information

We maintain an Internet website at http://www.exopack.com. The information on our website does not constitute a part of this prospectus and the reference to our website is intended as an inactive textual reference only. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports are available free of charge through our website as soon as reasonably practicable after we file this material with the SEC. We will also provide electronic or paper copies of our SEC filings free of charge upon request.

MANAGEMENT

Our amended and restated certificate of incorporation and bylaws provide that our business is to be managed by, or under the direction of, our Board of Directors. Our bylaws provide that directors are elected at our annual meeting to serve until the subsequent annual meeting of our stockholders or until their earlier resignation or removal. There are currently four vacancies on our Board of Directors. Pursuant to our bylaws, the Board of Directors may fill these vacancies or, alternatively, may reduce the size of the board to eliminate these vacancies. As of the date of this prospectus, the Board of Directors has not taken any action with respect to these vacancies. Our officers serve at the pleasure of our Board of Directors.

The following table sets forth the name, age as of November 18, 2011 and position of our directors and executive officers, as well as other key employees:

Name	Age	Position
Executive Officers:
Tom Vale	49	President, Interim Chief Executive Officer and Chief Operating Officer
Eric Lynch	42	Chief Financial Officer

Other Key Employees:
Jeffrey S. Ross	53	Senior Vice President and General Manager
Gene Welsh	47	Senior Vice President and General Manager

Directors:
Jack E. Knott	56	Chairman
Michael E. Alger	54	Director
Mark Brody	49	Director

Presented below is information with respect to each of our executive officers, key employees and directors. The information presented for each director includes the specific experience, qualifications, attributes and skills that led us to the conclusion that such director should serve on our Board of Directors in light of our business and structure. On November 4, 2011, Mr. Lynch informed us of his decision to resign from his position as our Chief Financial Officer, effective November 18, 2011. Mr. Lynch is leaving the Company to pursue other employment opportunities. We intend to conduct a search for a new Chief Financial Officer.

Tom Vale was named our Chief Operating Officer on February 15, 2008 and was subsequently named President on September 30, 2010 and was recently named Interim Chief Executive Officer effective September 1, 2011. Prior to joining us, Mr. Vale served as a manager for TMV Consulting, LLC, a private consulting services firm, from June 2007 to February 2008. Prior to that, Mr. Vale was employed by DeLuxe Media Services, a manufacturer and distributor of entertainment products for film, music and game companies and a wholly-owned subsidiary of The Rank Group, from March 2000 to May 2007. Mr. Vale served as President and Chief Executive Officer of DeLuxe Media Services from August 2004 to May 2007.

Eric Lynch was named Chief Financial Officer in April 2011. Mr. Lynch joined us in October 2007 and served as Corporate Controller from that time until September 30, 2010, at which time Mr. Lynch was named Chief Accounting Officer. Prior to joining us, Mr. Lynch served as Vice President of Fund Management and Director of Financial Reporting for Apartment Investment and Management Company, a real estate investment trust, for the period from September 2002 through October 2007. Mr. Lynch started his professional career as an auditor with KPMG LLP.

Jeffrey S. Ross has been with our Company since its inception in 2001 and currently serves as Senior Vice President and General Manager. Prior to joining us, Mr. Ross held various sales and marketing positions with Union Camp Corporation and International Paper, including Director of Sales and Operations Planning, Sales Manager- Industrial Packaging and Vice President and General Manager Plastics U.S.

Gene Welsh has been with our Company since October 1, 2010 and currently serves as Senior Vice President and General Manager. Prior to joining us, Mr. Welsh held various positions in sales and operations with Alcan Packaging, including three years as Vice President and General Manager of the meat, dairy and rigid container business.

Jack E. Knott currently serves as the Chairman of our Board of Directors. Mr. Knott was named the Chairman of our Board of Directors and Chief Executive Officer in October 2005, and resigned from the position of Chief Executive Officer effective September 1, 2011. From August 2003 until joining us, Mr. Knott served as a manager of Ronin Partners, LLC. From 1997 to August 2003, Mr. Knott served in various executive positions at Huntsman Packaging Corp. and as the Chief Executive Officer of Pliant Corporation, its successor. Mr. Knott has over 30 years of experience in the packaging industry, including serving in numerous senior management positions, including Chairman of the Flexible Packaging Association, President of Rexene Products and President of CT Films, among other positions. We believe Mr. Knott’s important role in the history and management of our Company and its affiliates and his extensive knowledge about the flexible packaging industry and business and leadership skills, including his previous position as our Chief Executive Officer, support the conclusion that he should serve as one of our directors.

Michael E. Alger was elected to our Board of Directors in October 2007. Mr. Alger has been employed by Sun Capital Partners, Inc. since October 2007, and currently serves as a Vice President at Sun Capital. Mr. Alger has over 29 years of experience in senior finance and operations management roles. Prior to joining Sun Capital, Mr. Alger served as the Chief Financial Officer for Indalex Aluminum Solutions (“Indalex”), a Sun Capital portfolio company, from 2000 to 2007. Prior to Indalex, he served as Vice President of Finance for Favorite Brands, a large multi-brand confection company, and as Chief Financial Officer for Jel Sert and Olds Products, both food companies, from 1993 through 1998. Prior to that, he held a number of senior finance positions with Kraft General Foods and Baxter International. He started his professional career as an auditor for PricewaterhouseCoopers LLP. In addition to Mr. Alger’s employment by an affiliate of our sole stockholder, we believe that Mr. Alger’s significant executive-level financial expertise and his background in food-based companies gives him an in-depth understanding of our food and specialty packaging segment, all of which support the conclusion that he should serve as one of our directors. Mr. Alger also serves as a director for several private companies. Mr. Alger is the Chairman of our Audit Committee.

Mark Brody was elected to our Board of Directors in April 2008. Mr. Brody has been employed by Sun Capital Partners, Inc. since 2006, and currently serves as Operations Senior Vice President. Mr. Brody has 27 years of senior finance and executive management experience. Prior to joining Sun Capital, Mr. Brody served from 2001 to 2006 as Chief Financial Officer for Flight Options. Prior to his employment with Flight Options, Mr. Brody served as Chief Financial Officer or Vice President, Finance for a number of manufacturing-related public companies, including Sudbury, Inc., Essef Corporation, Anthony & Sylvan Pools and Waterlink, Inc. In addition to Mr. Brody’s employment by an affiliate of our sole stockholder, we believe that Mr. Brody’s background in finance at manufacturing companies, substantial financial experience, experience with acquisitions, extensive board and executive-level management experience and proven leadership and business capabilities all support the conclusion that he should serve as one of our directors. Mr. Brody started his career as an auditor with Ernst and Young LLP. Within the last five years, Mr. Brody has also served as a director of Catalina Lighting, Inc. Mr. Brody is a member of our Audit Committee.

There are no family relationships among any of our directors, executive officers or key employees.

Audit Committee

The audit committee of our Board of Directors is currently composed of two members, Michael E. Alger and Mark Brody. We are not required by the rules of the United States Securities and Exchange Commission to have an audit committee comprised of independent directors nor are we required to designate an audit committee financial expert. Nevertheless, our Board of Directors may designate a member of its audit committee to be an audit committee financial expert in the future should it be deemed appropriate. Neither Mr. Alger nor Mr. Brody satisfies the independence requirements for audit committee members under Rule 10A-3 of the Exchange Act.

Our Board of Directors currently does not have any other committees.

Code of Ethics

Our Board of Directors has adopted a Code of Ethics for Senior Financial Employees that applies to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Ethics for Senior Financial Employees will be made available to any person, without charge, by contacting Tom Vale our President, Chief Executive Officer and Chief Operating Officer at (864) 596-7140, or through a written request to 3070 Southport Road, Spartanburg, South Carolina, 29302. If we waive any material provision of our code of ethics or substantively change the code, we may disclose that fact on our website (http://www.exopack.com) within four business days as an alternative to disclosure on Form 8-K.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section provides information regarding the compensation program in place for our Named Executive Officers, as such term is defined in Item 402 of Regulation S-K. During the year ended December 31, 2010, our Named Executive Officers included:

•	Jack E. Knott, Chairman and Chief Executive Officer;

•	Jonathan Heard, former Chief Financial Officer;

•	Tom Vale, President, Interim Chief Financial Officer and Chief Operating Officer;

•	Robert H. Arvanites, Senior Vice President and General Manager;

•	Jeffrey S. Ross, Senior Vice President and General Manager; and

•	Gene Welsh, Senior Vice President and General Manager.

Effective September 30, 2010, Mr. Heard separated from the Company, and Mr. Vale was appointed President and Interim Chief Financial Officer. On April 15, 2011, Eric Lynch was appointed Chief Financial Officer. Effective September 1, 2011, Mr. Knott resigned from our Company as Chief Executive Officer but continues to serve as our Chairman. Tom Vale was appointed Interim Chief Executive Officer and retained his roles as President and Chief Operating Officer. Effective October 12, 2011, Mr. Arvanites separated from the Company. On November 4, 2011, Mr. Lynch informed us of his decision to resign from his position as our Chief Financial Officer, effective November 18, 2011. We intend to conduct a search for a new Chief Financial Officer.

This section includes information regarding, among other things, the overall objectives of our compensation program and each element of compensation that we provide.

Compensation Philosophy and Objectives and Compensation Process

Leadership and motivation of our executive officers and key employees are critical to our long-term success. Our executive officer and key employee compensation program is intended to enable us to attract, retain, develop and reward executive officers and key employees who are primarily responsible for our long-term success. Our compensation program enhances our ability to attract and retain the talent to compete in our industry and deliver the superior products and service our customers demand. Our compensation program also seeks to align these officers’ compensation with our operating performance profitability.

The elements of our compensation program allow our executive officers and key employees to focus primarily on attaining business objectives. Incentives and variable compensation provide motivation to meet and exceed individual and group expectations and increase the value of the business. Our compensation program is guided by the following fundamental principles:

•	provide a base level of compensation and benefits at a level sufficient to attract and retain high quality executives and key employees;

•	provide incentives to achieve short-term and long-term profitability growth within the business operations for which a given executive officer or key employee is responsible; and

•	allow us to compete with other organizations nationwide for executive talent.

All executive officer and key employee compensation decisions at Exopack are ultimately made by our Board of Directors. We do not currently have a compensation committee because our common stock is privately-held by one stockholder and we believe it is beneficial to have our entire Board of Directors participate in discussions and decision-making concerning executive compensation. In addition, we are not subject to United States Securities and Exchange Commission rules that would require us to have a compensation committee comprised of independent directors. Therefore, each member of our Board of Directors participates in discussions and decisions relating to compensation of executives and key employees. Each year the Board of Directors reviews and evaluates each element of the compensation paid to our executive officers and key employees. Annually, the Board of Directors determines the base salary for each executive officer and key employee. In addition, each year or other performance period deemed appropriate by our Board of Directors, the Board establishes a bonus target percentage (expressed as a percentage of base salary) for each executive officer and key employee, as described in more detail below under “Elements of Compensation—Short Term Incentive Compensation—MIP.” Finally, the Board of Directors also meets when required during the year to determine the number of stock options, if any, to be granted to executive officers and key employees.

In determining the total compensation for our Chief Executive Officer, our Board of Directors considers industry, internal and local market compensation data and its own assessment of the Chief Executive Officer’s performance, the Chief Executive Officer’s own expectations and other factors it deems relevant, including the compensation packages for the principal executive officers of the peer companies listed above.

The Board of Directors believes that our executive compensation program has been appropriately designed to provide a level of incentives that do not encourage our executive officers to take unnecessary risks in managing their respective business divisions or functions. As discussed below, a meaningful portion of our executive officers’ compensation is performance-based, consistent with our approach to executive compensation. Our Management Incentive Plan (“MIP”) is designed to reward annual performance in areas considered critical to the short and long-term success of our Company, and typically features a cap on the maximum amount that can be earned in any single year. We believe this discourages risk-taking that focuses excessively on short-term profits at the sacrifice of the long-term health of our Company. Likewise, our long-term equity incentive awards are directly aligned with long-term stockholder interests through their link to the value of our stock and multi-year ratable vesting schedules. In combination, the Board of Directors believes that the various elements of our executive compensation program sufficiently tie our executives’ compensation opportunities to our focus on sustained long-term growth and performance.

Elements of Compensation

The elements of our compensation program for executive officers consist of:

•	a base salary component;

•	a short-term incentive component, consisting of quarterly bonuses under our MIP; and

•	a long-term incentive component, consisting of stock options that vest 20% per year over a five-year period.

The use and weight of each compensation element is based on a subjective determination by the Board of Directors of the importance of each in meeting our overall objectives. In general, we seek to put a significant amount of each executive officer’s total potential compensation “at risk” by making future payout or realization of value dependent on corporate and business unit performance. If we and/or an individual fails to meet minimum levels of performance, he or she will not earn any “at risk” compensation. In addition, stock options provide long-term incentives to increase company profitability, as well as a retention mechanism for highly-valued executive officers. In general, our Board of Director’s intention is to grant a meaningful portion of total compensation in the form of equity compensation awards in order to reinforce the ownership culture within our leadership. We do not currently maintain specific stock ownership guidelines for our Named Executive Officers. The Board of Directors may consider prior compensation outcomes, including equity incentive compensation gains, in setting future compensation levels.

Base Salary

The first element of our cash compensation program for Named Executive Officers is an annual base salary. When determining salaries for a Named Executive Officer, the Board of Directors takes into account industry, internal and local market compensation data, as well as each individual’s job responsibility, experience level, individual performance, the amount and nature of the other compensation paid to the officer and the officer’s own expectations. The Board of Directors generally reviews and approves base salaries for officers annually in December or January, and in connection with promotions or changes in responsibilities. Adjustments may be made when appropriate, at the discretion of the Board of Directors, to reflect competitive market factors and the individual factors described above.

Short-Term Incentive Compensation—MIP

General Structure and Operation of MIP. The second element of our cash compensation program for Named Executive Officers is cash bonuses payable under our MIP. Our MIP is designed to attract, retain, motivate and reward officers and key employees of the Company by providing them with the opportunity to earn competitive incentive compensation directly linked to the achievement of business objectives with respect to performance periods that may be designated by the Board.

Historically, our Board of Directors has generally adopted and approved a new MIP at the beginning of each year, including the pre-determined earnings before interest, taxes, depreciation, amortization and certain other adjustments (“Adjusted EBITDA”) targets for that year and each Named Executive Officer’s bonus opportunity set as a fixed percentage of such Named Executive Officer’s base annual or quarterly salary, referred to as a “bonus target.”

MIP. On March 23, 2010, the Board adopted the MIP under which the Board may designate future performance periods and establish performance goals and award opportunities for such periods. The officers that may be eligible to participate in the MIP for any future designated performance period include the Named Executive Officers currently employed by the Company. With respect to each performance period regularly designated under the MIP, the Board will establish the performance goals that must be satisfied by the Company or any subsidiary, division, segment or other unit of the Company (“Business Unit”) during such performance period as a condition to the payment or accrual of a cash bonus for each participant based on performance in such performance period. The performance goals for each performance period will be one or more targeted levels of performance with respect to one or more of the following objective measures with respect to the Company or any Business Unit, with individual weightings as approved by the Board: EBITDA, Adjusted EBITDA, operating income, revenues, bookings, operating expenses and fixed cost reductions. With respect to each performance period, the Board will establish or approve the amounts, or the formula for determining the amounts, of cash bonuses to be paid based upon achievement of the applicable performance goals. For each performance period, the Board will establish or approve the timing of payment and any other conditions to payment of cash bonuses earned under the MIP. The MIP also includes a bonus recoupment policy providing that (i) if any of the financial or operating results of the Company are restated or otherwise adjusted (whether materially or immaterially) and (ii) after taking any such restatement or adjustment into account, the amount of any bonus award paid to any current or former employee within the preceding three years would have been reduced, then the Company may require such current or former employee to return to the Company all or any portion of the bonus award in excess of the amount which would have been paid after taking into account such restatement or adjustment. The Board has broad discretion to determine whether and to what extent to require any current or former employee to return any bonus awards under the bonus recoupment policy. The bonus recoupment policy set forth in the MIP applies to any bonus award made to any current or former employee under any cash bonus plan or MIP of the Company at any time in the preceding three years.

Gene Welsh joined the Company effective October 1, 2010 as a Senior Vice President and General Manager. During the fourth quarter of 2010, Mr. Welsh participated in a management incentive compensation program in conjunction with the EMCS acquisition. This incentive program paid out bonuses as a percentage of the EMCS Plan relating to the five and one-half months that EMCS was a part of the Company in 2010. For the year ending December 31, 2010, each participant in the plan had a prorated annual bonus based on the number of months that the participant worked for the Company. Mr. Welsh worked for the Company for the last three months of 2010 and therefore, Mr. Welsh’s bonus was based on one quarter of an annual bonus and was paid based on a five and one-half month plan versus annual results. In order for Mr. Welsh to earn the maximum possible quarterly bonus, we needed to achieve approximately 150% of the applicable Adjusted EBITDA target established for the fourth quarter of 2010 for EMCS. In order for Mr. Welsh to earn 100% of the target quarterly bonus, we needed to achieve 100% of the applicable Adjusted EBITDA target for the fourth quarter of 2010. Anything below 100% of the Adjusted EBITDA target would result in no payout. Mr. Welsh began participating in the MIP program on January 1, 2011.

The following table summarizes for each of our Named Executive Officers the threshold, target and maximum bonus percentages (expressed as a percentage of salary attributable to the applicable quarterly period), the performance components upon which each Named Executive Officer’s bonus opportunity is based, and the corresponding weightings for such performance components, for each of the quarterly periods during 2010. Each Named Executive Officer had a separate bonus opportunity for each period, but all four periods are presented in one table because the bonus percentages, the performance components and the corresponding weightings were the same for each period (with the exception of Mr. Arvanites and Mr. Ross, who had different weightings for the fourth quarter of 2010).

Bonus Target Percentages, Performance Components and Weightings for Q1 2010 Period, Q2 2010 Period, Q3 2010 Period and the Q4 2010 Period
Executive Officer	Threshold Incentive Award (% of Base Salary)	Target Incentive Award (% of Base Salary)	Maximum Incentive Award (% of Base Salary)	Performance Components	Weightings
Jack Knott	27.8%	55.0%	110.0%	Total Company adjusted EBITDA (1)	100%

Tom Vale	22.7%	45.0%	90.0%	Total Company adjusted EBITDA (1)	100%

Jonathan Heard (2)	20.2%	40.0%	80.0%	Total Company adjusted EBITDA (1)	100%

Robert H. Arvanites	20.2%	40.0%	80.0%	Pet Food & Specialty Division Adjusted EBITDA	75%
				Total Company Adjusted EBITDA (1)	25%
				Total Company Adjusted EBITDA (4th Quarter) (1)	100%

Jeffrey S. Ross	20.2%	40.0%	80.0%	Performance Packaging/Consumer Food & Specialty Divisions Adjusted EBITDA (1)	75%
				Total Company Adjusted EBITDA (1)	25%
				Total Company Adjusted EBITDA (4th Quarter) (1)	100%

Gene Welsh (3)	0.0%	40.0%	60.0%	Meat, Cheese & Specialty Adjusted EBITDA	100%

(1)	Total Company Adjusted EBITDA and consumer food and specialty packaging segment’s Adjusted EBITDA excludes the results of operations for EMCS.

(2)	Mr. Heard resigned as Chief Financial Officer effective September 30, 2010. As a result, Mr. Heard was not eligible to receive a bonus for the fourth quarter of 2010.
(3)	Mr. Welsh joined the Company effective October 1, 2010 as a Senior Vice President and General Manager. For the fourth quarter of 2010, Mr. Welsh participated in a management incentive compensation program applicable to the EMCS business.

For each quarter in 2010, in order for our Named Executive Officers to earn the maximum possible quarterly bonus for the overall Company Adjusted EBITDA component and, if applicable, the relevant divisional Adjusted EBITDA component, we were required to achieve approximately 115% of the applicable Adjusted EBITDA target established for the applicable quarter. In order for our Named Executive Officers to earn 100% of the target quarterly bonus for each of the applicable performance components, we needed to achieve 100% of the applicable Adjusted EBITDA target established for the applicable quarter. We needed to achieve 85% of the applicable Adjusted EBITDA target in order for any Named Executive Officer to be eligible for any bonus with respect to the applicable performance component. For each one percentage point that the applicable Adjusted EBITDA failed to achieve the relevant Adjusted EBITDA target (subject to a floor of 85% of the relevant Adjusted EBITDA target), each applicable Named Executive Officer’s bonus was reduced by 3.3%. For each one percentage point that the applicable Adjusted EBITDA exceeded the Adjusted EBITDA target (subject to a ceiling of approximately 115% of the relevant Adjusted EBITDA target), each applicable Named Executive Officer’s bonus was increased by 6.6%. The following table summarizes for each quarter in 2010 the Adjusted EBITDA targets that were established by the Board of Directors and our actual Adjusted EBITDA achievement, in each case for the overall Company, for the pet food and specialty, consumer food and specialty and performance packaging divisions for each quarter in 2010.

(in 000’s) Adjusted EBITDA Targets and Actual Adjusted EBITDA Achievement for Each Quarter in 2010
	Adjusted EBITDA Target for Total Company	Actual Adjusted EBITDA for Total Company	Adjusted EBITDA Target for Pet Food & Specialty Division	Actual Adjusted EBITDA for Pet Food & Specialty Division	Adjusted EBITDA Target for Consumer Food & Specialty Division	Actual Adjusted EBITDA for Consumer Food & Specialty Division	Adjusted EBITDA Target for Performance Packaging Division	Actual Adjusted EBITDA for Performance Packaging Division
	(in thousands)
Q1 2010 Period	$17,967	$17,240	$8,887	$8,414	$5,467	$4,695	$4,880	$4,777
Q2 2010 Period	$18,728	$18,109	$8,724	$7,118	$6,011	$5,364	$4,910	$5,263
Q3 2010 Period	$20,804	$22,452	$9,785	$8,945	$7,194	$7,900	$4,660	$4,952
Q4 2010 Period	$21,605	$21,382	$10,362	$9,386	$7,085	$6,700	$4,746	$4,436

Based on the level of achievement of applicable Adjusted EBITDA targets summarized in the table immediately above and the bonus percentages and weightings of performance components summarized above, the following table sets forth the cash bonuses that we paid to each of our Named Executive Officers under the MIP for each quarter in 2010.

MIP Bonuses Earned by Named Executive Officers During 2010 (1)
	Q1 2010 Period	Q2 2010 Period	Q3 2010 Period	Q4 2010 Period (2)	10% Additional (3)
Jack E. Knott	$59,675	$61,944	$100,513	$73,288	$29,542
Tom Vale	$43,943	$45,613	$74,014	$53,966	$21,754
Jonathan Heard (4)	$14,474	$15,024	$24,279	$0	$0
Robert H. Arvanites	$21,925	$5,857	$23,212	$27,716	$7,871
Jeffrey S. Ross	$18,449	$30,374	$34,734	$26,650	$7,708
Gene Welsh (5)	$0	$0	$0	$37,500	$0

(1)	The MIP provides for payout of 66.7% of each quarterly bonus earned in the month following the quarter in which the bonus was earned, and 33.3% is accrued and held back for payment once the annual audit is finalized. The 2010 MIP amounts held back for the executive officers were: Mr. Knott $98,374; Mr. Vale $72,439; Mr. Arvanites $26,210; and Mr. Ross $36,699. These amounts were paid in March 2011.

(2)	The Q4 2010 Period bonuses were earned in the fourth quarter of 2010 but payable by their terms during the first quarter of 2011.
(3)	Each participant in the MIP received an additional bonus equal to 10% of their respective quarterly MIP bonuses as a result of the Company achieving its 2010 annual Adjusted EBITDA target, excluding Mr. Heard and Mr. Welsh.
(4)	Mr. Heard resigned as Chief Financial Officer effective September 30, 2010. As a result, Mr. Heard was not eligible to receive a bonus for the fourth quarter of 2010 and the additional bonus equal to 10% of respective quarterly MIP bonuses.
(5)	Mr. Welsh joined the Company on October 1, 2010 as Senior Vice President and General Manager.

Adjusted EBITDA. The Board of Directors believes that Adjusted EBITDA is an appropriate measure for the primary financial goal of aligning the interests of management with the interests of the Company’s security holders. The Adjusted EBITDA measures used in connection with the MIP are adjusted on the same basis and for the same factors as disclosed in our quarterly Adjusted EBITDA reconciliation which can be found on our website (http://www.exopack.com). Specifically, Adjusted EBITDA is calculated by adjusting net income (loss) to exclude interest, income taxes, depreciation and amortization, severance, restructuring and plant closure costs, gains and losses on disposition of assets, transition costs related to acquisitions, management fees, stock compensation costs, certain process improvement consulting, costs associated with being a public company, pension expense and certain insurance recoveries. Adjusted EBITDA provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation or amortization. Accordingly, the Board of Directors and our management believe that this measurement is useful for comparing general operating performance from period to period.

Equity-Based or Long-Term Incentive Compensation

General Approach to Equity Incentives and Stock Option Grants. Equity-based incentives represent a direct link between compensation and company profitability. Equity incentives only become more valuable if the value of our common stock increases. In light of this, we believe that offering equity incentives to our executive officers and key employees provides an appropriate additional incentive for these individuals to work toward the goal of making our Company profitable.

Our Equity-Based Incentive Plan. CPG Finance, Inc. (“CPG Finance”), an affiliate of Sun Capital and the sole equity owner of Exopack Key Holdings, LLC, our sole stockholder, has a 2005 Stock Option Plan, which we sometimes refer to as our equity-based incentive plan. Our equity-based incentive plan is administered by the Board of Directors of CPG Finance (the “CPG Board”). Our equity-based incentive plan is designed to provide an incentive to key employees and consultants and Board members and to offer an additional inducement in obtaining the services of such persons. The plan provides for the grant of options to purchase shares of the non-voting common stock of CPG Finance. Subject to adjustments in certain events, the total number of shares of non-voting common stock for which options may be granted under the plan may not exceed 100,000 shares. The exercise price of the shares subject to each option is determined at the time the grant is made and set forth in the applicable agreement, but if the exercise price for any option is less than the fair market value of non-voting stock on the date of grant, the option must contain terms that permit the option to comply with, or to be exempt from, the requirements applicable to deferred compensation under Section 409A of the Internal Revenue Code. The term of each option granted under the plan may not exceed 10 years from the date of grant.

In order to determine the amount and nature of the equity incentives to be granted to an executive officer or key employee, the CPG Board considers, in addition to the factors described above, awards previously granted to each individual, each individual’s accumulated vested and unvested awards, the current value and potential value over time using stock appreciation assumptions for vested and unvested awards, the vesting schedule of the individual’s outstanding awards, comparison of individual awards between executive officers and key employees and in relation to other compensation elements and total accounting expense. The CPG Board generally sets the exercise price for options granted under our equity-based incentive plan to reflect the fair market value of our common stock based on the most recent common stock valuation.

Vesting. All of our equity incentives are subject to vesting. Stock options granted to executive officers generally vest over a period of five years, with the initial 20% vesting one year following the established vesting date and 20% vesting per year for the remaining four years on that established vesting date.

We believe the delayed vesting of our stock options provides a significant incentive for executive officers to remain with our Company through the vesting period, particularly if our stock value has increased since the incentive was granted and/or is anticipated to increase in the future.

Stock Option Granting Practices. Our practice has been, and is expected to continue to be, to grant equity incentives to executive officers and key non-executive employees. During 2010, CPG Finance granted 11,600 stock options under our equity-based incentive plan. Under our current policies, annual equity incentives are granted at the CPG Board’s regularly scheduled meetings. Individual grant amounts and all terms of the award are approved by the CPG Board at the meetings, and the exercise price per share for each stock option granted is generally the per share fair market value based on the most recent valuation of the underlying common stock. The CPG Board also periodically grants equity incentives to newly-hired executive officers and non-executive employees and, from time to time, in connection with promotions or for retention purposes.

The CPG Board has no program or practice to time equity incentive grants in connection with the release of material non-public information.

Stock Options Granted. In 2008, CPG Finance granted 5,000 stock options to Tom Vale in connection with his hire in February of 2008. Pursuant to the grant, 20% of the total options subject to the grants vested on February 18, 2009 for Mr. Vale, thereafter, an additional 20% of the total options subject to the grant either have vested or will vest on February 18 for each successive year for the following four years. In the event of a change of control (as defined in the applicable grant agreement), all of the options subject to the grant will vest immediately prior to the change of control. The vested portion of the options can be exercised only on the earliest of (i) February 18, 2018, (ii) the date of the consummation of a change of control, or (iii) 30 days following the date on which the applicable officer’s employment terminates for certain specified reasons.

In June 2008, CPG Finance granted 3,500 stock options to Gary McDaniel in connection with his hire in June of 2008. Pursuant to the grant, 20% of the total options subject to the grant vested on June 1, 2009. On December 2, 2009, the position held by Gary McDaniel, Senior Vice President and General Manager, was eliminated, and therefore, Mr. McDaniel separated from the Company at that time. In accordance with the terms of his stock option agreement, Mr. McDaniel forfeited his rights to the 3,500 options granted to him in 2008. Following such forfeiture, Mr. McDaniel’s stock options were cancelled.

The stock options granted to Mr. Vale and Mr. McDaniel were the only stock options granted to Named Executive Officers in 2008. There were no stock options granted to Named Executive Officers in 2009.

In 2010, CPG Finance granted 3,500 stock options to Gene Welsh in connection with his appointment as Senior Vice President and General Manager. Pursuant to the grant, 20% of the total options subject to the grant vested on October 1, 2011, and 20% of the total options subject to the grant will vest on each of October 1, 2012, 2013, 2014 and 2015. In the event of a change of control (as defined in the applicable grant agreement), all of the options subject to the grant will vest immediately prior to the change of control. The vested portion of the options can be exercised only on the earliest of (i) October 1, 2020, (ii) the date of the consummation of a change of control, or (iii) 30 days following the date on which the applicable officer’s employment terminates for certain specified reasons.

In 2010, CPG Finance granted 2,500 and 1,500 stock options to Tom Vale and Jeffrey S. Ross, respectively. Pursuant to the grants, 20% of the total options subject to the grants vested on July 13, 2011, and 20% of the total options subject to the grants will vest on each of July 13, 2012, 2013, 2014 and 2015. In the event of a change of control (as defined in the applicable grant agreement), all of the options subject to the grant will vest immediately prior to the change of control. The vested portion of the options can be exercised only on the earliest of (i) July 13, 2020 (ii) the date of the consummation of a change of control, or (iii) 30 days following the date on which the applicable officer’s employment terminates for certain specified reasons.

In 2011, CPG Finance granted 2,000 stock options to Eric Lynch. Pursuant to the grant, 20% of the total options subject to the grant will vest on July 22, 2012 and 20% of the total options subject to the grant will vest on each of July 22, 2013, 2014, 2015 and 2016. In the event of a change of control (as defined in the grant agreement), all of the options subject to the grant will vest immediately prior to the change of control. The vested portion of the options can be exercised only on the earliest of (i) September 14, 2021, (ii) the date of the consummation of a change of control, or (iii) 30 days following the date on which the applicable officer’s employment terminates for certain specified reasons. In accordance with the terms of his stock option agreement, Mr. Lynch forfeited his rights to his vested and unvested stock options, including the 2,000 options granted to him in 2011 and the 1,150 options granted to Mr. Lynch prior to his appointment as Chief Financial Officer.

Benefits and Perquisites

We provide our Named Executive Officers with certain additional benefits and perquisites. Certain Named Executive Officers receive an automobile allowance and one member of executive management, the Senior Vice President and General Manager of our pet food and specialty packaging segment, received reimbursement for country club dues in the amounts of $5,775, $4,900 and $4,800 for the years ending December 31, 2010, 2009 and 2008, respectively. The primary reason for the club membership is for the development and fostering of customer relationships. In addition, our Named Executive Officers are eligible to participate, along with all of our employees, in our Savings Plans for the Companies of Exopack, which is a 401(k) defined contribution retirement plan that for 2010 matched 100% on the first two percent of employees’ contributions. Our Board of Directors determines all matching contributions to the 401(k) plan. Our Named Executive Officers are also eligible to participate, along with all of our employees, in our medical, dental, disability and life insurance plans.

Mr. Arvanites and Mr. Ross have also participated in a frozen defined benefit pension plan that we assumed in connection with the Consolidation, as described in more detail under “—Pension Benefits” beginning on page 102.

Employment Agreements and Severance Arrangements

We do not have employment agreements with any of our Named Executive Officers, although each of our Named Executive Officers have Separation Benefit Agreements that provide for severance payments in the event of an involuntary termination for reasons other than for “cause” or in connection with a change in control involving CPG Finance. These severance payments generally consist of one year of base compensation paid on a monthly basis and a pro-rata payment of amounts earned under our MIP. See “—Separation Benefit Agreements and Other Covenants.” We also have an arrangement with our former Chief Executive Officer that may entitle him to a bonus in the event of a change in control involving CPG Finance. See “—Change in Control Bonus Opportunity for Former CEO.” The Board of Directors believes that these severance compensation arrangements are an important part of overall compensation for our Named Executive Officers and help to secure the continued employment and dedication of our Named Executive Officers, notwithstanding any concern that they might have at such time regarding their own continued employment prior to or following a change of control of CPG Finance. The Board of Directors also believes that these agreements are important as a recruitment and retention device, as all or nearly all of the companies with which we compete for executive talent have similar agreements in place for their senior management. We do not have a severance agreement with Gene Welsh, Senior Vice President and General Manager, who joined the Company on October 1, 2010.

Tax and Accounting Considerations

Tax considerations play a role in the design of our compensation program. Section 409A of the Internal Revenue Code (“Code”) imposes taxes on certain non-qualified compensation arrangements that do not comply with its requirements. These requirements regulate an individual’s election to defer compensation and the individual’s selection of the timing and form of distribution of the deferred compensation. Section 409A also generally provides that distributions can only be made on or following the occurrence of certain events, including the individual’s separation from service, a predetermined date, a change in control, or the individual’s death or disability. For certain key officers, Section 409A requires that such individual’s distribution commence no earlier than six months after such officer’s separation from service. We strive to structure our executive compensation program with the intention that it comply with Section 409A of the Code.

Accounting considerations also play a role in the design of our executive compensation program. For example, FASB guidance related to share-based payments, requires that employee stock-based compensation be measured based on its fair value on the grant date and treated as an expense that is reflected in the financial statements over the related service period, which reduces the amount of our reported profits. Due to option expensing and the impact of dilution on our stockholder, we pay close attention to the number and value of the shares’ underlying stock option grants.

Compensation Committee Report

The Board of Directors of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Board of Directors has determined that the foregoing Compensation Discussion and Analysis be included in this prospectus.

The foregoing report is provided by the undersigned Board of Directors.

Board of Directors:

Jack E. Knott (Chairman)

Michael E. Alger

Mark Brody

Summary Compensation Table

The following table sets forth the compensation earned by our Named Executive Officers in 2010, 2009 and 2008 for services rendered in all capacities to us and our subsidiaries.

Name and Principal Position	Year	Salary ($)		Option Awards (1)($)		Non-equity Incentive Plan Compensation (2)($)		Changes in Pension Value and Non- qualified Deferred Compensation Earnings (3)($)	All Other Compensation (4)($)		Total ($)
Jack Knott (5)	2010		$500,000		$—		$324,961	N/A		$9,802		$834,763
Chairman and Chief Executive Officer	2009		$495,810		$—		$383,025	N/A		$13,748		$892,583
	2008		$500,000		$—		$87,875	N/A		$11,822		$599,697

Jonathan Heard (6)	2010		$185,897		$—		$53,877	$3,006		$16,337		$259,117
Former Senior Vice President and Chief Financial Officer	2009		$247,905		$—		$135,881	$1,317		$10,624		$395,727
	2008		$245,000		$—		$30,756	$299		$9,436		$285,491

Tom Vale (7)	2010		$456,875		$187,821		$239,289	N/A		$10,740		$894,725
President, Interim Chief Financial Officer and Chief Operating Officer	2009		$446,229		$—		$279,965	N/A		$10,818		$737,012
	2008		$384,376		$400,300		$63,270	N/A		$9,453		$857,399

Jeffrey S. Ross	2010		$234,850		$112,692		$84,792	29,329		$14,028		$475,691
Senior Vice President and General Manager	2009		$227,874		$—		$63,248	14,444		$34,037		$339,603
	2008		$200,650		$—		$59,868	5,706		$78,869		$345,093

Robert H. Arvanites (8)	2010		$260,000		$—		$86,579	$26,542		$14,418		$387,539
Senior Vice President and General Manager	2009		$257,821		$—		$130,826	$12,043		$19,224		$419,914
	2008		$257,100		$—		$51,131	$3,311		$19,197		$330,739

Gene Welsh (9)	2010		$62,500		$262,949		$37,500	N/A		$2,113		$365,062
Senior Vice President and General Manager	2009	$	N/A	$	N/A	$	N/A	N/A	$	N/A	$	N/A
	2008	$	N/A	$	N/A	$	N/A	N/A	$	N/A	$	N/A

(1)	Reflects the grant date estimated fair value of stock option awards in each fiscal year, calculated in accordance with FASB guidance related to share-based payments. For all option awards, this includes the number of option grants multiplied by the estimated grant date fair value using the Black-Scholes option pricing model. All option grants have a vesting period of five years. See Notes 2 and 5 to our consolidated financial statements included elsewhere in this prospectus for additional information related to our stock options.
(2)	This column represents payments awarded to our Named Executive Officers under our MIP and for Mr. Welsh under the management incentive program in conjunction with the EMCS acquisition. Amounts earned in 2010 and 2009 were payable quarterly in the month following the quarter earned. The amounts reflected for 2008 were earned in 2008 but payable the following fiscal year. No discretionary bonuses were paid in 2010, 2009 or 2008.
(3)	These amounts represent the change in value of accumulated benefits under the Retirement Plan of Exopack, LLC (the “Retirement Plan”). We assumed the Retirement Plan in connection with the Consolidation on October 13, 2005. The Retirement Plan was frozen on June 30, 2004, prior to the Consolidation; accordingly, the employees’ final benefit calculation under the Retirement Plan was the benefit they had earned under the plan as of June 30, 2004. Increases in value in 2010, 2009 and 2008 are primarily due to the accretion of interest on the accumulated benefit. For additional information about the Retirement Plan, see “Executive Compensation—Pension Benefits” and Note 5 to our consolidated financial statements included elsewhere in this prospectus.

(4)	The amounts in the “All Other Compensation” column for 2010 consist of:

Name	Year	401(k) Match $	Life Insurance $	Auto Allowance $	Vacation $	Other $
Jack E. Knott	2010	4,900	4,902	—	—	—
Jonathan Heard	2010	4,659	405	—	10,416	857
Tom Vale	2010	4,900	1,530	]4,310	—	—
Jeffrey S. Ross	2010	4,900	1,132	7,496	—	500
Robert H. Arvanites	2010	4,900	564	8,954	—	—
Gene Welsh	2010	—	—	2,113	—	—

(5)	Effective September 1, 2011, Mr. Knott resigned from our company as Chief Executive Officer and Secretary, but continues to serve as our Chairman. In connection with Mr. Knott’s resignation, we amended certain compensation arrangements that we had with Mr. Knott and terminated the separation benefit agreement that we entered into with Mr. Knott on January 10, 2006.
(6)	On September 30, 2010, Mr. Heard resigned as Chief Financial Officer of the Company. In accordance with the terms of his stock option agreement, Mr. Heard forfeited his rights to his vested stock options, representing 880 options, or 80% of the total options, granted to him on October 13, 2005 and 1,440 options, or 60% of the total options, granted to him on January 19, 2007. Following such forfeiture, all of Mr. Heard’s stock options were cancelled. On April 15, 2011, Eric Lynch was appointed Chief Financial Officer. Mr. Lynch currently receives a salary of $250,000 per year, and is eligible for a target incentive bonus of 40% of his base salary based on earnings performance of the Company.
(7)	Effective September 1, 2011, Tom Vale was appointed Interim Chief Executive Officer and retained his role as President and Chief Operating Officer. In conjunction with this appointment as Chief Executive Officer, Mr. Vale’s salary was increased to $486,900 and his MIP target incentive award was increased to 55% from 45%.
(8)	Effective October 12, 2011, Mr. Arvanites separated from the Company. In accordance with the terms of his stock option agreement, Mr. Arvanites forfeited his rights to 20%, or 100 options, of the total options granted to him on January 29, 2007, and following such forfeiture these options were cancelled. Mr. Arvanites and the Company remain in negotiations regarding the settlement of Mr. Arvanites’ 4,400 vested options, which are currently exercisable.
(9)	For the period from July 14, 2010 through September 30, 2010, Mr. Welsh provided consulting services to Exopack in conjunction with the integration of the EMCS acquisition. Mr. Welsh was paid $84,650 for these services.

N/A	Mr. Knott, Mr. Vale and Mr. Welsh became employees subsequent to the date at which entry into the Retirement Plan was frozen.

Grants of Plan-Based Awards in 2010

		Estimated future payouts under non- equity incentive plan awards (3)			All other option awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($/Sh)
Name	Grant Date (1)	Threshold $	Target $	Maximum $

Jack E. Knott	N/A	$138,875	$275,000	$550,000	N/A	N/A	N/A
Jonathan Heard	N/A	$37,875	$75,000	$150,000	N/A	N/A	N/A
Tom Vale	9/28/2010	$102,263	$202,500	$405,000	2,500	$139	$75.13
Robert H. Arvanites	N/A	$52,520	$104,000	$208,000	N/A	N/A	N/A
Jeffrey S. Ross	9/28/2010	$45,989	$91,068	$182,135	1,500	$139	$75.13
Gene Welsh	9/28/2010	$—	$25,000	$37,500	3,500	$139	$75.13

(1)	Grant Date Applies to option awards granted in 2010.
(2)	Reflects the threshold, target and maximum potentially payable under the MIP for Mr. Knott, Mr. Heard, Mr. Vale, Mr. Arvanites and Mr. Ross. Amounts earned under the MIP for the year ended December 31, 2010 are reflected in “Non-equity Incentive Plan Information” in the Summary Compensation Table above. For additional information about awards under the MIP, see the discussion beginning on page 92 under “Compensation Discussion and Analysis—Elements of Compensation—Short-Term Incentive Compensation—MIP.”
(3)	Reflects the threshold, target and maximum potentially payable under the management incentive program in conjunction with the EMCS acquisition for Mr. Welsh.

Outstanding Equity Awards at December 31, 2010

The following table sets forth information concerning outstanding options held by the Named Executive Officers at December 31, 2010. There are no restricted stock awards in place or outstanding at December 31, 2010.

Option Awards
Name	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#) (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
	Exercisable	Unexercisable
Jack E. Knott	—	30,000	—	$72	7/14/2015
Chairman and Chief Executive Officer

Jonathan Heard (2)	—	—	—	—	—
Former Chief Financial Officer

Tom Vale	—	5,000	2,000	$140	02/18/2018
President, Interim Chief Financial Officer and Chief Operating Officer		2,500	2,500	$139	07/13/2020

Robert H. Arvanites	—	4,000	—	$72	10/13/2015
Senior Vice President and General Manager		500	100	$140	01/19/2017

Jeffrey S. Ross	—	600	—	$72	10/13/2015
Senior Vice President and General Manager	—	900	180	$130	07/01/2016
	—	500	100	$140	01/19/2017
	—	1,500	1,500	$139	07/13/2020

Gene Welsh	—	3,500	3,500	$139	10/01/2020
Senior Vice President and General Manager

(1)

(i) 20% of Mr. Knott’s outstanding options vested on each of July 14, 2006, 2007, 2008, 2009, and 2010. (ii) Mr. Vale’s outstanding options vest on two different dates: 20% of the 5,000 options granted on February 18, 2008 vested on each of February 18, 2009, 2010, and 2011 and 20% will vest on each of February 18, 2012 and 2013 and 20% of the 2,500 options granted on July 13, 2010 will vest on each of July 13, 2011, 2012, 2013, 2014 and 2015. (iii) Mr. Arvanites’ outstanding options vested on two different dates: 20% of the 4,000 options granted on October 13, 2005 vested on each of October 13, 2006, 2007, 2008, 2009 and 2010; and 20% of the 500 options granted on January 29, 2007 vested on each of January 19, 2008, 2009, 2010 and 2011. The remaining 20% of the 500 options, or 100 options, were forfeited upon Mr. Arvanites’ separation from our Company on October 12, 2011. (iv) Mr. Ross’s outstanding options vest on four different dates: 20% of the 600 options granted on October 13, 2005 vested on each of October 13, 2006, 2007, 2008, 2009 and 2010; 20% of the 900 options granted on July 1, 2006 vested on each of July 1, 2007, 2008, 2009 and 2010, and 20% will vest on July 1, 2011; 20% of the 500 options granted on January 19, 2007 vested on each of January 19, 2008, 2009, 2010 and 2011, and 20% will vest on January 19, 2012; and 20% of the 1,500 options granted on July 13, 2010 will vest on each of July 13, 2011, 2012, 2013, 2014 and 2015. (v) 20% of the 3,500 outstanding options granted to Mr. Welsh on October 1, 2010 will vest on each of October 1, 2011, 2012, 2013, 2014 and 2015. For a discussion of when the vested portion of any options may be exercised, see the discussion beginning on page 96 under “—Compensation Discussion and Analysis—Elements of Compensation—Equity-Based or Long-Term Incentive Compensation—Stock Options Granted.”
(2)	In accordance with the terms of his stock option agreement, Mr. Heard forfeited his rights to his vested stock options, as a result of his resignation as Chief Financial Officer of the Company on September 30, 2010. Following such forfeiture, all of Mr. Heard’s stock options were cancelled.

Option Exercises in 2010

There were no stock options exercised by our Named Executive Officers during the year ended December 31, 2010.

Pension Benefits

The following table sets forth information concerning pension benefits paid to and accumulated by the Named Executive Officers at December 31, 2010.

Name	Plan Name (1)	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Jack E. Knott	N/A	N/A	N/A	N/A
Chairman and Chief Executive Officer

Jonathan Heard (2)	Retirement Plan	2.6	$14,946	$0
Former Chief Financial Officer	of Exopack, LLC

Tom Vale	N/A	N/A	N/A	N/A
President, interim Chief Financial Officer and Chief Operating Officer

Robert H. Arvanites	Retirement Plan	15.2	$142,803	$0
Senior Vice President and General Manager	of Exopack, LLC

Jeffrey S. Ross	Retirement Plan	17.3	$189,900	$0
Senior Vice President and General Manager	of Exopack, LLC

Gene Welsh	N/A	N/A	N/A	N/A
Senior Vice President and General Manager

(1)	The Retirement Plan was assumed by us in connection with the Consolidation on October 13, 2005. The Retirement Plan was frozen on June 30, 2004, prior to the Consolidation; accordingly, the employees’ final benefit calculation under the Retirement Plan was the benefit they had earned under the plan as of June 30, 2004. Benefits under the retirement plan were determined by the highest five years of base salary and incentive compensation in the 10 years prior to June 30, 2004 and years of service as of June 30, 2004. No Named Executive Officer is currently eligible for early retirement under the Retirement Plan. There have been no changes to the Retirement Plan during the year ended December 31, 2010.

(2)	On September 30, 2010, Jonathan Heard resigned as Chief Financial Officer of the Company and Tom Vale, Chief Operating Officer, was appointed President and Interim Chief Financial Officer. On April 15, 2011, Eric Lynch was appointed Chief Financial Officer. On November 18, 2011, Mr. Lynch resigned as Chief Financial Officer.
N/A	Mr. Knott, Mr. Vale and Mr. Welsh became employees subsequent to the date at which entry into the Retirement Plan was frozen.

Nonqualified Deferred Compensation

There are no nonqualified deferred compensation agreements in place for our Named Executive Officers at December 31, 2010.

Change in Control Bonus Opportunity for Former CEO

Pursuant to an offer letter entered into with Mr. Knott, our Chief Executive Officer, on January 10, 2006, and amended on August 10, 2011, if Mr. Knott is employed with Sun Capital through the date of a change in control involving CPG Finance, Mr. Knott will be entitled to receive a bonus upon such change in control that produces a qualifying internal rate of return for our stockholders. Specifically, in the event of a change in control (as such term is defined below), Mr. Knott will receive a payment calculated as follows:

Internal Rate of Return	Bonus Payment
Less than 40%	$-0-
>40% and < 50%	0.9% of Stockholder Proceeds
>50% and < 60%	1.8% of Stockholder Proceeds
>60% and < 70%	2.7% of Stockholder Proceeds
>70% and < 80%	3.6% of Stockholder Proceeds
Greater than or equal to 80%	4.5% of Stockholder Proceeds

For purposes of this arrangement with Mr. Knott, “change in control” has the following meaning, subject to certain exceptions: (i) any consolidation, merger or other transaction involving CPG Finance as the party to such consolidation, merger or other transaction, in which CPG Finance is not the surviving entity or which results in the acquisition of all or substantially all of CPG Finance’s outstanding shares of common stock by a single person or entity or by a group of persons or entities acting in concert or (ii) any sale of CPG Finance’s assets, excluding any real-estate “sale-lease back” transaction or any transaction in which the consideration consists of less than 100% cash. In addition, pursuant to this arrangement with Mr. Knott, “internal rate of return” means, as of any measurement date, the interest rate (compounded annually) which, when used as the discount rate to calculate the net present value as of the date of the offer letter of the sum of (A) the aggregate amount of all stockholder proceeds and (B) the aggregate amount of all stockholder investments, causes such net present value to equal zero. For purposes of the net present value calculation, (1) stockholder proceeds must be positive numbers, (2) stockholder investments must be negative numbers, (3) the stockholder proceeds and stockholder investments will be deemed to have been received or made on the first date of the month nearest to the actual date of such receipt or payment and (4) the “aggregate amount of all stockholder proceeds” will be net of all fees and expenses of any kind and all bonus payments made to Mr. Knott under this arrangement. “Stockholder investments” means all debt, guaranties of debt to the extent that the guaranty is called and drawn, equity and working capital infused by the stockholders of CPG Finance into CPG Finance and its subsidiaries. “Stockholder proceeds” means the consideration received by the stockholders of CPG Finance in respect of the stockholder investments upon a change in control.

Separation Benefit Agreements and Other Covenants

We have entered into separation benefit agreements with our other Named Executive Officers, with the exception of Gene Welsh, Senior Vice President and General Manager, who joined the Company on October 1, 2010. Pursuant to these separation agreements, we agreed to pay the other Named Executive Officers their then-existing base salary over a one-year period, as well as the pro-rata amounts earned under the MIP, in the event that we terminate the Named Executive Officer without cause or if we fail to retain the Named Executive Officer in a similar position within the period beginning 30 days prior to and ending 180 days after a change of control. For purposes of these agreements, “cause” means:

•	conviction of any felony, or the conviction of a misdemeanor which involves moral turpitude or plea of nolo contendere to either;

•	the commission of an act of dishonesty, theft, destruction of property, fraud, embezzlement or unethical business conduct with respect to the Company;

•	any violation of Company policy;

•	any uncured violation of any agreement with the Company or CPG Finance; and

•	any failure to abide by any directive of the Company or CPG Finance.

In addition, for purposes of these agreements, “change of control” means the following, subject to certain exceptions:

•

any consolidation, merger or other transaction in which CPG Finance is not the surviving entity or which results in the acquisition of all or substantially all of CPG Finance’s outstanding shares of common stock by a single person or entity or by a group of persons or entities acting in concert; or

•	certain sales or transfers of all or substantially all of the assets of CPG Finance.

In connection with Jack Knott’s resignation as our Chief Executive Officer, we amended certain compensation arrangements that we had with Mr. Knott and terminated the separation benefit agreement that we entered into with Mr. Knott on January 10, 2006.

Pursuant to stock option grant agreements that CPG Finance has entered into with each of our Named Executive Officers, each has agreed to abide by certain covenants including:

•	confidentiality covenants;

•	a covenant not to solicit any person who has been one of our employees during the last 12 months, which survives for two years following termination of employment;

•	a covenant not to solicit any of our clients, customer, or vendors, which survives for one year after termination of employment;

•	a covenant not to disparage or defame us; and

•	a covenant not to compete with us, which survives for one year after termination of employment.

Director Compensation

None of our directors are compensated for serving as a director. Directors are reimbursed for actual expenses incurred in attending board meetings.

Compensation Committee Interlocks and Insider Participations

We do not currently have a compensation committee. Jack E. Knott, our former Chief Executive Officer and current Chairman of our Board of Directors, participated in deliberations with our Board of Directors concerning executive officer compensation.

PRINCIPAL STOCKHOLDERS

Upon completion of the Consolidation, Exopack Key Holdings became our sole stockholder. Exopack Key Holdings is 100.0% owned by CPG Finance, Inc., an affiliate of Sun Capital. On December 12, 2005, CPG Finance granted options to purchase 77,500 shares of its common stock to members of our management and certain key employees. Additionally, during 2011, 2010, 2009, 2008, 2007 and 2006, CPG Finance granted options to purchase 4,500, 11,600, zero, 23,550, 12,750 and 3,950 shares, respectively, of its common stock to certain key employees of our Company and 3,500, 7,400, 7,700, 7,600, 10,850 and 15,200 options, respectively, were forfeited. None of the options currently outstanding have been exercised.

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

Management Services Agreements

In 2005, we entered into a management services agreement with Sun Capital Partners Management IV, LLC, an affiliate of Sun Capital (“Sun Capital Management”). The management services agreement was amended on January 31, 2006 and was amended and restated as a consulting agreement in connection with the Recapitalization Transactions, as described in greater detail in Note 11 to our unaudited consolidated financial statements for the nine months ended September 30, 2011 included elsewhere in this prospectus. Pursuant to the terms of the agreement, as amended, Sun Capital Management has provided and will provide us with certain financial and management consulting services, subject to the supervision of our Board of Directors. Substantially all of our subsidiaries have guaranteed our obligations under the consulting agreement. In exchange for these services, we have agreed to pay Sun Capital Management an annual management fee equal to the greater of $3.0 million or 6% of EBITDA (as defined in the agreement), up to a maximum amount of $6.0 million.

In addition to this general management fee, in connection with any management services provided to us, our subsidiaries or our stockholders with respect to certain corporate events, including, without limitation, refinancing, restructurings, equity or debt offerings, acquisitions, mergers, consolidations, business combinations, sales and divestitures, Sun Capital Management is entitled to 1% of the aggregate consideration paid (including liabilities assumed) in connection with the applicable corporate event as well as any customary and reasonable fees. We have also agreed to reimburse Sun Capital Management for all out-of-pocket expenses incurred in the performance of the services under the consulting agreement.

The Company incurred management fees and other related expenses under the management services agreement of approximately $1.6 million associated with the Recapitalization Transactions during the nine months ended September 30, 2011. These fees are included in “deferred financing costs” in the accompanying consolidated balance sheet included elsewhere in this prospectus. The Company incurred approximately $938,000 in management fees and other related expenses under the management services agreement related to the EMCS acquisition for the nine months ended September 30, 2010. In addition, the Company incurred approximately $234,000 in reimbursable expenses related to the EMCS acquisition during the nine months ended September 30, 2010, which were reimbursed during the second quarter of 2010. These fees are reflected in “selling, general, and administrative expenses” in the accompanying consolidated statements of operations included elsewhere in this prospectus.

Dividends Paid

As a result of the Recapitalization Transactions, a dividend of $150.0 million was paid to an affiliate of Sun Capital on May 31, 2011.

Other Transactions

From time to time, in the ordinary course of business, we may enter into transactions with entities in which affiliates of Sun Capital have an interest. Any such transaction would be subject to compliance with the covenants contained in the indentures governing the old notes and our Senior Credit Facility. We anticipate that any such transaction would be on arms’ length terms. In addition, we have entered into agreements with our executive officers and key employees. From time to time, we may also indemnify executive officers, key employees and directors for actions taken in their capacities as such.

Director Independence

Because we do not have any securities listed on an exchange, we are not subject to any listing standards requiring any of our directors to be “independent.” However, applying director independence requirements set forth in section 303A.02 (b) of the NYSE listing standards, we believe that Messrs. Alger and Brody could reasonably be considered to be “independent”, due to the lack of a direct compensation paid to such persons by us and the fact that the management fees paid by us to Sun Capital did not exceed 2% of our consolidated net sales for any of the three most recent fiscal years.

Such directors would not, however, satisfy the independence standards for audit committees set forth in Rule 10A-3 under the Exchange Act.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following summary of certain provisions of the instruments evidencing our material indebtedness does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the corresponding agreements, including the definition of certain terms therein that are not otherwise defined in this prospectus.

New Term Loan Facility

On May 31, 2011, in connection with the offer and sale of the old notes, we entered into a $350.0 million senior secured term loan B facility, which we refer to herein as the New Term Loan Facility. The New Term Loan Facility provided for an uncommitted incremental term loan facility of up to $75.0 million that is available subject to certain conditions. The New Term Loan Facility is collateralized by (i) a first priority lien on substantially all of our assets, other than the first priority lien collateral securing our Senior Credit Facility described below and assets of our foreign subsidiaries, and (ii) a second priority lien on the first priority lien collateral securing our Senior Credit Facility. In addition, our obligations under the New Term Loan Facility are secured by a first priority lien on our equity interests in our domestic subsidiaries and a portion of our equity interests in our foreign subsidiaries. All obligations under our New Term Loan Facility are fully and unconditionally guaranteed by, subject to certain exceptions, each of our existing and future domestic subsidiaries.

We are required to repay installments on the New Term Loan Facility in quarterly principal amounts of $875,000, with any remaining outstanding amounts payable at maturity in 2017. The New Term Loan Facility requires us to prepay the borrowings thereunder with a portion of our excess cash flow, the proceeds of certain indebtedness, and, subject to certain re-investment rights, the proceeds of certain asset sales or other dispositions of property by us or and our subsidiaries, including insurance and condemnation proceeds. After the first anniversary of the closing date of the New Term Loan Facility, we will be permitted to prepay outstanding borrowings thereunder without premium or penalty, and prior to such date, in an amount equal to 101% of the principal amounts prepaid.

The New Term Loan Facility contains customary events of default, including, but not limited to, for failure to make payments under the New Term Loan Facility, materially incorrect representations, breaches of covenants (subject to a 30-day grace period after notice in the case of certain covenants), cross-default to other material indebtedness, material unstayed judgments, certain ERISA, bankruptcy and insolvency events, failure of guarantees or security to remain in full force and effect, and changes of control.

Borrowings under the New Term Loan Facility accrue interest at (i) for base rate loans, a rate per annum equal to the highest of (a) the federal funds rate in effect on such date plus 0.5% per annum, (b) the variable annual rate of interest then announced by Bank of America as its “prime rate,” and (c) the Eurodollar Rate (as defined in the credit agreement governing the New Term Loan Facility) plus 1.00%, plus, in each case, an applicable margin; and (ii) for Eurodollar Rate Loans (as defined in the credit agreement governing the New Term Loan Facility) for any interest period, the rate per annum equal to the British Bankers Association LIBOR Rate published by Reuters two business days before such interest period for dollar deposits with a term equivalent to such interest period, subject to a minimum interest rate and a substitute rate in certain circumstances, plus an applicable margin.

Senior Credit Facility

Summary

On January 31, 2006, we entered into a senior secured revolving credit facility, which we refer to as our Senior Credit Facility, with a syndicate of financial institutions. On August 6, 2007, we amended this facility to provide for an increase in the maximum credit facility to $75.0 million, which includes a Canadian dollar sub-facility available to our Canadian subsidiaries for up to $15.0 million (or the Canadian dollar equivalent). On October 31, 2007, we further amended the Senior Credit Facility to provide for an increase in the maximum credit facility to $110.0 million, to provide for an increase in the Canadian dollar sub-facility to $25.0 million and to amend certain borrowing base limitations. On July 2, 2010, we amended the Senior Credit Facility to provide for an increase in the maximum credit facility to $125.0 million and to extend the maturity date, among other modifications.

On May 31, 2011, concurrently with the offer and sale of the old notes, we repaid all outstanding borrowings under the Senior Credit Facility and amended the credit agreement governing the Senior Credit Facility to, among other things, extend the maturity of the Senior Credit Facility to 2016 and decrease availability under the Senior Credit Facility from $125.0 million to $75.0 million (which amount may be expanded, subject to certain conditions, to $100.0 million), which will include a Canadian dollar sub-facility available to our Canadian subsidiaries for up to $15.0 million (or the Canadian dollar equivalent). In addition, the amendment permits us to (i) issue and guarantee the old notes, (ii) incur additional indebtedness in connection with the New Term Loan Facility, and (iii) make a cash dividend to our stockholders of $150.0 million. Following the consummation of the Recapitalization Transactions, we used borrowings under the Senior Credit Facility to fund approximately $3.5 million of bonuses to employees holding options in our indirect parent company.

A reserve has been established in the United States for the U.S. dollar equivalent of amounts outstanding under the Canadian sub-facility. Availability under the Senior Credit Facility is subject to borrowing base limitations for both the U.S. and the Canadian subsidiaries, as defined in the credit agreement governing the Senior Credit Facility.

Under the terms of our lock box arrangement, remittances automatically reduce the revolving debt outstanding on a daily basis and therefore the Senior Credit Facility is classified as a current liability on our consolidated balance sheet. At September 30, 2011, approximately $2.5 million was outstanding and approximately $68.7 million was available for borrowings under our Senior Credit Facility.

Our Senior Credit Facility also provides our domestic and Canadian subsidiaries with letter of credit sub-facilities. At September 30, 2011, there were outstanding letters of credit of approximately $3.8 million under the Senior Credit Facility.

Prepayments

We may prepay amounts outstanding under our Senior Credit Facility at any time without premium or penalty, subject to certain costs, if applicable. In addition, upon receipt of the net proceeds from certain asset dispositions, we must promptly prepay amounts outstanding under the Senior Credit Facility equal to the amount of such net proceeds (or, alternatively, invest such net proceeds in certain replacement assets) and upon certain stock issuances, we must immediately prepay amounts outstanding under the Senior Credit Facility in an amount equal to the proceeds received in connection with such issuance, net of certain costs and expenses.

Collateral

Our Senior Credit Facility is collateralized by substantially all of our tangible and intangible property (other than real property and equipment). In addition, all of our equity interests in our domestic subsidiaries and a portion of the equity interests in our foreign subsidiaries are pledged to collateralize the Senior Credit Facility; however, following the amendment of the Senior Credit Facility, our obligations under the facility will be secured by a first priority security interest in, among other items, all of our accounts, inventory, instruments, chattel paper, cash and cash equivalents and general intangibles and a second priority security lien in substantially all of our other tangible and intangible property generally including our real property and equipment and our equity interests in our domestic subsidiaries and a portion of the equity interests in our foreign subsidiaries.

Interest Rates and Fees

Interest on the Senior Credit Facility accrues on amounts outstanding under the U.S. facility at a variable annual rate equal to the U.S. Index Rate (as defined in the credit agreement) plus 1.25% to 2.0%, depending on our utilization of the Senior Credit Facility. Alternatively, upon our prior notice, interest on amounts outstanding under the U.S. facility accrues at an annual rate equal to the LIBOR Rate (as defined in the credit agreement) plus 2.25% to 3.0%, depending on our utilization of the Senior Credit Facility.

Interest accrues on amounts outstanding under the Canadian sub-facility at a variable annual rate equal to the Canadian Index Rate (as defined in the credit agreement) plus 1.25% to 2.0%, depending on our utilization of the Senior Credit Facility. Alternatively, upon our prior notice, interest on amounts outstanding under the Canadian sub-facility accrues at an annual rate equal to the BA Rate (as defined in the credit agreement) plus 2.25% to 3.0%, depending on our utilization of the Senior Credit Facility.

The weighted average interest rate on borrowings outstanding under our Senior Credit Facility at September 30, 2011 was approximately 4.3%. Our Senior Credit Facility also includes unused facility and letter-of-credit fees which are reflected in interest expense in our consolidated statements of operations.

Covenants

Our Senior Credit Facility contains certain customary affirmative and negative covenants that restrict our ability to, among other things:

•	incur additional indebtedness;

•	grant liens;

•	engage in mergers, acquisitions and asset sales;

•	declare dividends and distributions;

•	redeem or repurchase equity interests;

•	incur contingent obligations;

•	prepay certain subordinated indebtedness;

•	make loans, certain payments and investments; and

•	enter into transactions with affiliates.

At September 30, 2011, we were in compliance with these restrictions.

Events of Default

Our Senior Credit Facility contains customary events of default, including, but not limited to:

•	non-payment of principal, interest or fees;

•	violations of certain covenants;

•	certain bankruptcy-related events;

•	inaccuracy of representations and warranties in any material respect;

•	cross defaults with certain other indebtedness;

•	certain monetary judgments; and

•	certain change of control events.

Maturity

In general, in the absence of an event of default, our Senior Credit Facility matures at the earlier of (a) May 31, 2016, (b) the date the lenders are no longer required to made additional advances or permit loans to remain outstanding, and (c) the date of repayment of the Senior Credit Facility.

DESCRIPTION OF THE NOTES

EHC will issue the new notes under an indenture among itself, the Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee (the “trustee”). We refer to the indenture dated as of May 31, 2011 as the “indenture,” and the indenture is attached as an exhibit to the registration statement of which this prospectus is a part and may be obtained from us as set forth below under “—Available Information.” The statements herein relating to the notes and the following summaries of provisions of the indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the indenture, including the definitions therein of certain terms, and the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Wherever particular sections or defined terms of the indenture are referred to in this prospectus, such sections or defined terms are incorporated herein by reference. Certain defined terms used in this description but not defined below under “—Certain Definitions” or otherwise herein have the meanings assigned to them in the indenture. In this description, the word “EHC” refers only to Exopack Holding Corp. and not to any of its subsidiaries.

The registered holder of a new note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The New Notes

The new notes:

•	will be general unsecured obligations of EHC;

•

will be effectively subordinated to any secured Indebtedness of EHC up to the value of the collateral securing such Indebtedness, including all borrowings under the Credit Agreement and the ABL Credit Agreement, each of which will be secured by substantially all of the assets of EHC;

•	will rank equal in right of payment with all existing and future senior Indebtedness of EHC;

•	will be senior in right of payment to any future subordinated Indebtedness of EHC; and

•	will be unconditionally guaranteed by the Guarantors.

You should read “Risk Factors—Risk Factors Related to the Notes” for more information about risks relating to the terms of the new notes.

The Note Guarantees

The new notes will be guaranteed by all of EHC’s current and future Domestic Subsidiaries.

Each guarantee of the new notes:

•	will be a general unsecured obligation of the Guarantor;

•

will be effectively subordinated to any secured indebtedness of that Guarantor, including the guarantees under the Credit Agreement and the ABL Credit Agreement, up to the value of the collateral securing such guarantees;

•	will rank equal in right of payment with all existing and future senior Indebtedness of that Guarantor; and

•	will be senior in right of payment to any future subordinated Indebtedness of that Guarantor.

Not all of our Subsidiaries will guarantee the new notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, the non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The non-Guarantor Subsidiaries generated 11.8% of our consolidated revenues in the 12-month period ended September 30, 2011, and held 9.5% of our consolidated assets as of September 30, 2011.

EHC is a holding company for its Subsidiaries, through which it conducts its business. EHC has no material operations and no substantial assets other than its Subsidiaries. Accordingly, EHC is dependent upon distributions from its Subsidiaries to meet its obligations, including its obligations under the notes. Consequently, the notes will be effectively subordinated to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of EHC’s Subsidiaries. Any right of EHC to receive assets of any of its Subsidiaries upon the Subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary’s creditors, except to the extent that EHC is itself recognized as a creditor of the Subsidiary, in which case the claims of EHC would still be subordinate in right of payment to any security in the assets of the Subsidiary and any Indebtedness of the Subsidiary senior to that held by EHC. As of September 30, 2011, EHC’s Subsidiaries had approximately $599.9 million of Indebtedness and $155.4 million of trade payables and other liabilities outstanding. See “Risk Factors—Risk Factors Related to the Notes—Your right to receive payments on the notes is effectively subordinated to the rights of our existing and future secured creditors.”

As of the date of the indenture, all of our Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries are not subject to many of the restrictive covenants in the indenture and do not guarantee the notes.

Principal, Maturity and Interest

EHC will issue $235.0 million in aggregate principal amount of new notes in this exchange offer in exchange for old notes. EHC may issue additional notes under the indenture from time to time after this offering.

Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The new notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. EHC will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will mature on June 1, 2018.

Interest on the notes will accrue at the rate of 10% per annum and will be payable semi-annually in arrears on June 1 and December 1, commencing on December 1, 2011. EHC will make each interest payment to the holders of record on the immediately preceding May 15 and November 15.

Interest on overdue principal and interest and Special Interest, if any, will accrue at a rate that is the then applicable interest rate on notes.

Interest on the new notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes owning at least $5.0 million in aggregate principal amount of notes has given wire transfer instructions to EHC, EHC will pay all principal, interest and premium and Special Interest, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless EHC elects to make interest payments by check mailed to the noteholders at their addresses set forth in the register of holders. Notwithstanding the foregoing, all payments of principal, interest, premium, Applicable Premium and Special Interest, if any, with respect to the notes represented by one or more Global Notes registered in the name of or held by The Depository Trust Company or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the holder or holders thereof.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. EHC may change the paying agent or registrar without prior notice to the holders of the notes, and EHC or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. EHC will not be required to transfer or exchange any note selected for redemption. Also, EHC will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

The notes will be guaranteed on an unsecured senior basis by each of EHC’s current and future Domestic Subsidiaries. The Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risk Factors Related to the Notes—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than EHC or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor will be automatically and unconditionally released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) EHC or a Restricted Subsidiary of EHC, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2)	in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) EHC or a Restricted Subsidiary of EHC, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3)	if EHC designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4)	upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Change of Control—Asset Sales.”

Optional Redemption

At any time prior to June 1, 2014, EHC may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 110% of the principal amount, plus accrued and unpaid interest and Special Interest, if any, to the redemption date, with an amount of cash equal to the net cash proceeds of one or more Qualified Equity Offerings of EHC or any direct or indirect parent of EHC to the extent that such proceeds are contributed to EHC; provided that:

(1)	at least 65% of the aggregate principal amount of the notes originally issued under the indenture (excluding the notes held by EHC and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 90 days of the date of the closing of such Qualified Equity Offering.

At any time prior to June 1, 2014, EHC may also redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Special Interest, if any, to the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

On or after June 1, 2014, EHC may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices set forth below (expressed as percentages of principal amount thereof) plus accrued and unpaid interest and Special Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the 12-month period beginning on June 1 of the years indicated below, subject to the rights of holders of the notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2014	107.500%
2015	105.000%
2016	102.500%
2017 and thereafter	100.000%

Any redemption may, in EHC’s discretion, be subject to the satisfaction of one or more conditions precedent including, but not limited to, the occurrence of a Change of Control. Unless EHC defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

EHC is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

EHC may be required to purchase the notes if it undergoes a change of control or sells certain assets.

Change of Control

If a Change of Control occurs, EHC will be required to make an offer to purchase all or any part of the notes as described below (the “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, EHC will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, EHC will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the indenture and described in such notice.

Holders electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice of Change of Control Offer prior to the close of business on the third business day prior to the Change of Control Payment Date or, with respect to holders of notes who own beneficial interests in notes in global form, otherwise comply with the applicable procedures of The Depository Trust Company in connection with the Change of Control Offer.

EHC will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, EHC will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, EHC will, to the extent lawful:

(1)	accept for payment all notes or portions of notes (in denominations of $2,000 or integral multiples of $1,000 in excess thereof) properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by EHC.

The paying agent will promptly mail or wire to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. EHC will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require EHC to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that EHC repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

EHC will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by EHC and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

A Change of Control Offer may be made in advance of a Change of Control, conditional upon consummation of the Change of Control, if a definitive agreement is in effect for the Change of Control at the time of making the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of EHC and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of new notes to require EHC to repurchase its new notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of EHC and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

EHC will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	EHC or the Restricted Subsidiary, as the case may be, receives consideration for such sale at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75.0% of the consideration received in the Asset Sale by EHC or such Restricted Subsidiary consists of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on EHC’s most recent consolidated balance sheet, of EHC or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the new notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assumption agreement that releases EHC or such Restricted Subsidiary from further liability;

(b)	any securities, notes or other obligations received by EHC or any such Restricted Subsidiary from such transferee that are, within 180 days following the Asset Sale, converted, sold or exchanged by EHC or such Restricted Subsidiary into or for cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion, sale or exchange;

(c)	any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant; and

(d)	any Designated Noncash Consideration received by EHC or any of its Restricted Subsidiaries in such Asset Sale having a Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (d) that is at that time outstanding, not to exceed the greater of (i) $15.0 million and (ii) 2.5% of Consolidated Total Assets at the time of receipt of such Designated Noncash Consideration (with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value).

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, EHC (or a Restricted Subsidiary) may apply such Net Proceeds, at its option:

(1)	to repay any Indebtedness and other Obligations under a Credit Facility and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)

to (A) acquire all or substantially all of the assets of, or any Capital Stock of, a Person principally engaged in a Permitted Business or (B) enter into a definitive binding agreement with respect to such acquisition, provided that such acquisition is consummated within the later of (x) 365 days after the receipt of Net Proceeds of the Asset Sale and (y) 180 days after the date of such agreement, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of EHC;

(3)	to make a capital expenditure;

(4)	to (A) acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business or (B) enter into a definitive binding agreement with respect to such acquisition, provided that such acquisition is consummated within the later of (x) 365 days after the receipt of Net Proceeds of the Asset Sale and (y) 180 days after the date of such agreement; or

(5)	any combination of the foregoing.

Pending the final application of any Net Proceeds, EHC (or a Restricted Subsidiary that is a Guarantor) may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not (or, if EHC so determines, will not be) applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” Within 10 days of the date on which the aggregate amount of Excess Proceeds exceeds $20.0 million, or on any earlier date if EHC so elects, EHC will make an offer to purchase (an “Asset Sale Offer”), to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price for the notes in any Asset Sale Offer will be equal to 100.0% of the principal amount of the notes plus accrued and unpaid interest and Special Interest thereon, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, EHC may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and EHC or such other applicable party shall select such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

EHC will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, EHC will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The Credit Agreement and agreements governing EHC’s other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The acceptance by the holders of notes of an offer to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on EHC. In the event a Change of Control or Asset Sale occurs at a time when EHC is prohibited from purchasing notes, EHC could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If EHC does not obtain a consent or repay those borrowings, EHC will remain prohibited from purchasing notes. In that case, EHC’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other indebtedness. EHC’s ability to pay cash to the holders of notes upon a repurchase may be limited by EHC’s then existing financial resources. See “Risk Factors—Risk Factors Related to the Notes—We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture. We may also enter into important corporate transactions that will not constitute a change of control.”

Selection and Notice

If fewer than all of the notes issued under the indenture are to be redeemed at any time, the trustee will select notes for redemption as nearly as practical as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may, in EHC’s discretion, be subject to the satisfaction of one or more conditions precedent including, but not limited to, the occurrence of a Change of Control.

If any new note is to be redeemed in part only, the notice of redemption that relates to that new note will state the portion of the principal amount of that new note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

EHC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of EHC’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving EHC or any of its Restricted Subsidiaries) or to the direct or indirect holders of EHC’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such, other than (x) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of EHC, and (y) dividends or distributions payable to EHC or a Restricted Subsidiary of EHC;

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving EHC) any Equity Interests of EHC or any direct or indirect parent of EHC held by Persons other than EHC or a Restricted Subsidiary;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of EHC or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among EHC and any of its Restricted Subsidiaries), other than (a) payments of interest or principal at the Stated Maturity thereof and (b) payments, purchases, redemptions, defeasances or other acquisitions or retirements for value in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation or mandatory redemption, in each case, due within one year of the date of payment, purchase, redemption, defeasance, acquisition or retirement; or

(4)	make any Restricted Investment

(each such payment and other action set forth in these clauses (1) through (4) above being a “Restricted Payment”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)	EHC would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by EHC and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by each of the clauses of the next succeeding paragraph, except for clause (1) thereof), is not greater than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of EHC for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing April 1, 2011 to the end of EHC’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)	100% of the aggregate net cash proceeds and 100% of the Fair Market Value at the time of receipt of property or assets received by EHC since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of EHC (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of EHC that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of EHC); plus

(c)	to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d)	to the extent that any Unrestricted Subsidiary of EHC designated as such after the date of the indenture (i) is redesignated as a Restricted Subsidiary, (ii) merges into EHC or a Restricted Subsidiary, or (iii) transfers any assets to EHC or a Restricted Subsidiary, in each case after the date of the indenture, the Fair Market Value of, (x) in the case of clauses (i) and (ii) above, EHC’s Investment in such Subsidiary as of the date of such redesignation or merger, and (y) in the case of clause (iii) above, such assets; plus

(e)	50.0% of any dividends received by EHC or a Restricted Subsidiary of EHC that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary of EHC, to the extent that such dividends were not otherwise included in the Consolidated Net Income of EHC for such period.

The preceding provisions will not prohibit:

(1)	the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2)

the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of EHC) of, Equity Interests of EHC (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to

EHC; provided that the amount of any such net cash proceeds that is utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3)	the payment, repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of EHC or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of EHC to the holders of its Equity Interests on a pro rata basis;

(5)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of EHC or any Restricted Subsidiary of EHC, or payments by EHC to any Parent Company to permit, and which are used by, such Parent Company solely to repurchase, redeem or otherwise acquire or retire for value any Equity Interests of such Parent Company, in each case held by any current or former officer, director, employee or consultant (or permitted transferees, assigns or successors of any of the foregoing) of EHC or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $2.5 million in any 12-month period, with unused amounts being available to be used in the following 12-month period, but not in any subsequent 12-month period;

(6)	the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7)	the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of EHC or any Restricted Subsidiary of EHC issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8)	the repurchase, redemption or other acquisition or retirement for value of any Indebtedness of EHC or any Guarantor that is contractually subordinated to the notes or to any Guarantee, in each case, pursuant to provisions requiring such Person to offer to purchase, redeem, defease or otherwise acquire or retire for value such subordinated Indebtedness upon the occurrence of a “change of control” or with the proceeds of an “asset sale” as defined in the agreements or instruments governing such subordinated Indebtedness; provided, in each case that prior to consummating any such repurchase, redemption or retirement of value of Indebtedness, EHC has made a Change of Control Offer or Asset Sale Offer, as the case may be, and has repurchased all notes validly tendered for payment in connection with such Change of Control Offer or Asset Sale Offer, as the case may be;

(9)	Permitted Payments to Parent;

(10)	(i) the payment on or within 30 days after the Issue Date of a dividend from the proceeds of Indebtedness incurred on the Issue Date, in an aggregate amount not to exceed $150.0 million, (ii) payments related to the dividend described in clause (i) that are made on or after the Issue Date in connection with employee stock options, in an aggregate amount not to exceed $12.0 million (“Employee Bonus Payments”) and (iii) any payments of fees and expenses made by EHC in connection with the consummation of the Transactions; and

(11)	other Restricted Payments in an aggregate amount not to exceed $15.0 million since the date of the indenture;

provided, that in the case of clause (5), (7), (8), (9) (with respect to clauses (3) or (4) of the definition of “Permitted Payments to Parent”) or (11), no default has occurred, is continuing or would occur as a consequence thereof.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s), property or securities proposed to be transferred or issued by EHC or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

For purposes of determining compliance with this covenant, if a Restricted Payment meets the criteria of more than one of the exceptions described in clauses (1) through (11) above or is entitled to be made according to the first paragraph of this covenant, EHC may, in its sole discretion, classify the Restricted Payment in any manner that complies with this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock

EHC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and EHC will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that EHC may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for EHC’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by EHC and any Restricted Subsidiary of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of EHC and its Restricted Subsidiaries thereunder) not to exceed

(a)	$425.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by EHC or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales,” plus

(b)	the greater of (i) 75.0 million or (ii) the Borrowing Base as of the date of any such incurrence;

(2)	the incurrence by EHC and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by EHC and the Guarantors of Indebtedness represented by the notes and the Note Guarantees on the Issue Date, the exchange notes and the Note Guarantees to be issued pursuant to the registration rights agreement;

(4)	the incurrence by EHC or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement or lease of property, plant or equipment used in the business of EHC or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed, as of the date of any incurrence pursuant to this clause (4), the greater of (x) 2.5% of Consolidated Total Assets and (y) $15.0 million;

(5)	the incurrence by EHC or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4) or (5) of this paragraph;

(6)	the incurrence by EHC or any of its Restricted Subsidiaries of intercompany Indebtedness between or among EHC and any such Restricted Subsidiary; provided, however, that:

(a)	if EHC or any Guarantor is the obligor on such Indebtedness and the payee is not EHC or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of EHC, or the Note Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than EHC or a Restricted Subsidiary of EHC and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either EHC or a Restricted Subsidiary of EHC, will be deemed, in each case, to constitute an incurrence of such Indebtedness by EHC or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the issuance by any of EHC’s Restricted Subsidiaries to EHC or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than EHC or a Restricted Subsidiary of EHC; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either EHC or a Restricted Subsidiary of EHC,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)	the incurrence by EHC or any of its Restricted Subsidiaries of Hedging Obligations or Cash Management Obligations in the ordinary course of business;

(9)	the incurrence by EHC or any Restricted Subsidiary of Indebtedness arising from agreements of EHC or any Restricted Subsidiary providing for indemnification, adjustment of purchase price, “earn out” or similar obligations, in each case, incurred in connection with the acquisition or disposition of assets, including shares of Capital Stock, in accordance with the terms of the indenture; provided, that the amount of such Indebtedness does not exceed the gross proceeds actually received by EHC and its Restricted Subsidiaries in connection with any such disposition;

(10)	the guarantee by EHC or any of the Guarantors of Indebtedness of EHC or a Restricted Subsidiary of EHC that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(11)	the incurrence by EHC or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances and performance, completion and surety bonds or guarantees in the ordinary course of business;

(12)	the incurrence by EHC or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days of being incurred;

(13)

the incurrence of Acquired Debt of Persons that are acquired by EHC or any Restricted Subsidiary in accordance with the terms of the indenture; provided that such Acquired Debt is not incurred in connection with or in contemplation of such acquisition; and provided, further, that after giving effect to such acquisition, either (a) EHC or such Restricted Subsidiary would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant, or (b) EHC’s Fixed Charge Coverage Ratio immediately following such acquisition and incurrence would be greater than EHC’s Fixed Charge Coverage Ratio immediately prior to such acquisition and incurrence; and

(14)	the incurrence by EHC or any Restricted Subsidiary of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed $25.0 million.

EHC will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of EHC or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of EHC solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, EHC will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of EHC as accrued.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets or property at the date of determination; and

(b)	the amount of the Indebtedness of the other Person that is secured by such assets.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that EHC or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rates of currencies.

Liens

EHC will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind (except Permitted Liens) on any asset now owned or hereafter acquired, unless all payments due under this indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such other obligations (in respect of Indebtedness or otherwise) are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

EHC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to EHC or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to EHC or any of its Restricted Subsidiaries;

(2)	make loans or advances to EHC or any of its Restricted Subsidiaries; or

(3)	transfer any of its property or assets to EHC or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under, by reason of or pursuant to:

(1)	agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2)	the indenture, the notes and the Note Guarantees;

(3)	applicable law, rule, regulation or order;

(4)	any agreement or instrument governing Indebtedness or Capital Stock of a Person acquired by EHC or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)	customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(6)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary or any assets of such Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the property or assets subject to such Liens;

(10)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of EHC’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(11)	restrictions on cash or other deposits or net worth imposed by customers, suppliers or landlords under contracts entered into in the ordinary course of business; and

(12)	agreements governing Indebtedness permitted to be incurred pursuant to the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” provided that the provisions relating to such encumbrance or restriction contained in such Indebtedness, taken as a whole, are not materially more restrictive to EHC, as determined by the Board of Directors of EHC, in its reasonable and good faith judgment, than the provisions contained in the Credit Agreement or in the indenture as in effect on the date of the indenture.

Merger, Consolidation or Sale of Assets

EHC will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not EHC is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of EHC and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) EHC is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than EHC) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than EHC) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of EHC under the notes, the indenture and the registration rights agreement pursuant to a supplemental indenture reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists;

(4)	EHC or the Person formed by or surviving any such consolidation or merger (if other than EHC), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period:

(a)	be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” or

(b)	have a Fixed Charge Coverage Ratio that is greater than the Fixed Charge Coverage Ratio of EHC prior to such transaction; and

(5)

EHC or the Person formed by or surviving any such consolidation or merger shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, does not violate the applicable provisions of the indenture and an officer’s certificate that the applicable conditions precedent in the indenture relating to such transaction have been satisfied.

In addition, EHC will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1)	a merger of EHC with an Affiliate solely for the purpose of reincorporating or reorganizing EHC in another jurisdiction; or

(2)	any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among EHC and its Restricted Subsidiaries.

Transactions with Affiliates

EHC will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of EHC (each, an “Affiliate Transaction”), unless:

(1)	the Affiliate Transaction is on terms that are not materially less favorable to EHC or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by EHC or such Restricted Subsidiary with an unrelated Person; and

(2)	EHC delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors of EHC set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of EHC; provided, that if the Board of Directors of EHC does not have any disinterested members at the time of such Affiliate Transaction, then EHC must deliver to the trustee an opinion as to the fairness to EHC or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion as to the fairness to EHC or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	reasonable director, officer, employee and consultant compensation, benefit and indemnification agreements, plans and arrangements, entered into by EHC or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2)	transactions between or among EHC and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of EHC) that is an Affiliate of EHC solely because EHC owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	any issuance of Equity Interests (other than Disqualified Stock) of EHC to Affiliates of EHC;

(5)	loans or advances to employees of EHC or any Restricted Subsidiary made in the ordinary course of business not to exceed an aggregate amount of $2.0 million outstanding at any one time;

(6)	Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments;” and

(7)	the Management Agreement, including the transactions contemplated thereby and pursuant thereto.

Additional Note Guarantees

If EHC or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created; provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of EHC may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by EHC and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by EHC. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of EHC may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of EHC as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of EHC as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” EHC will be in default of such covenant. The Board of Directors of EHC may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of EHC; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of EHC of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

EHC will not, and will not permit any Restricted Subsidiary to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, EHC will (i) (A) furnish to the holders of notes and (B) post to EHC’s website or (ii) file with the SEC, transmit to the trustee an electronic or paper copy of and post to EHC’s website, in each case, within the time periods specified in the SEC’s rules and regulations if the rules and regulations of the SEC were applicable to EHC:

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if EHC were required to file such reports; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if EHC were required to file such reports.

The availability of the foregoing materials on the SEC’s EDGAR database shall be deemed to satisfy EHC’s reporting obligation. All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on EHC’s consolidated financial statements by EHC’s certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, EHC will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, EHC is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, EHC will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC (unless the SEC will not accept such a filing) and post the reports on its website within the time periods specified above. EHC will not take any action for the purpose of causing the SEC not to accept any such filings.

If EHC has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of EHC and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of EHC.

In addition, EHC and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports specified by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default” with respect to the notes issued under the Indenture:

(1)	default for 30 days in the payment when due of interest on, or Special Interest, if any, with respect to, the notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3)	failure by EHC or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4)	failure by EHC or any of its Restricted Subsidiaries for 60 days after written notice to EHC by the trustee or the holders of at least 25.0% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by EHC or any Restricted Subsidiary (or the payment of which is guaranteed by EHC or any Restricted Subsidiary), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay any such Indebtedness at its stated final maturity after giving effect to any applicable grace periods (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(6)	failure by EHC or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $20.0 million in excess of amounts that are covered by insurance, which judgments are not paid, discharged or stayed for a period of 60 days;

(7)	except as permitted by the indenture, any Note Guarantee of a Significant Subsidiary (or combination of Note Guarantees of any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the indenture), or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee (other than by reason of a release of such Guarantor from its obligations under its Note Guarantee in accordance with the terms of the indenture and the Note Guarantee); and

(8)	certain events of bankruptcy or insolvency described in the indenture with respect to EHC or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to EHC, any Restricted Subsidiary of EHC that is a Significant Subsidiary or any group of Restricted Subsidiaries of EHC that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Special Interest, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee indemnity or security reasonably satisfactory to the trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Special Interest, if any, when due, no holder of a new note may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing;

(2)	holders of at least 25.0% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee security or indemnity reasonably satisfactory to the trustee against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Special Interest, if any, on, or the principal of, the notes.

EHC is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, EHC is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, member or stockholder of EHC or any Guarantor, as such, will have any liability for any obligations of EHC or the Guarantors under the notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a new note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

EHC may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officer’s certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on, such notes when such payments are due from the trust referred to below;

(2)	EHC’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and EHC’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

In addition, EHC may, at its option and at any time, elect to have the obligations of EHC and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)

EHC must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of an investment bank, appraisal firm or firm of independent public accountants, in each case nationally recognized in the United States, to pay the principal of, or interest and premium and Special Interest, if any, on, the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and EHC must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, EHC must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) EHC has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, EHC must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which EHC or any of its Subsidiaries is a party or by which EHC or any of its Subsidiaries is bound;

(6)	EHC must deliver to the trustee an officers’ certificate stating that the deposit was not made by EHC with the intent of preferring the holders of notes over the other creditors of EHC with the intent of defeating, hindering, delaying or defrauding any creditors of EHC or others; and

(7)	EHC must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any new note or alter the provisions with respect to the redemption of the notes (it being understood that this clause (2) does not apply to provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest on any new note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or Special Interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes in accordance with the provisions of the indenture and a waiver of the payment default that resulted from such acceleration);

(5)	make any new note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Special Interest, if any, on, the notes;

(7)	waive a redemption payment with respect to any new note (it being understood that this clause (7) does not apply to a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8)	release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, EHC, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Note Guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of EHC’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of EHC’s or such Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not materially adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to conform the text of the indenture, the Note Guarantees or the notes to any provision of this Description of the Notes to the extent that such provision in this Description of the Notes was intended to be a verbatim recitation of a provision of the indenture, the Note Guarantees or the notes;

(7)	to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture; or

(8)	to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the notes.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to EHC, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and EHC or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which EHC or any Guarantor is a party or by which EHC or any Guarantor is bound;

(3)	EHC or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)	EHC has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, EHC must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of EHC or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to Exopack Holding Corp., P. O. Box 5687, Spartanburg, SC 29304, Attention: Investor Relations.

Book-Entry, Delivery and Form

Except as set forth below, the new notes will be issued in the form of registered global notes (the “Global Notes”) in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account or a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “Description of the Notes—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. EHC takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised EHC that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised EHC that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Holders of notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Holders of notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and Special Interest, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, EHC and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither EHC, the trustee nor any agent of EHC or the trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised EHC that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or EHC. Neither EHC nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and EHC and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised EHC that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1)	DTC (a) notifies EHC that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, EHC fails to appoint a successor depositary;

(2)	EHC, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend, unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment

EHC will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Special Interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. EHC will make all payments of principal, interest and premium, if any, and Special Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in The PORTALSM Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. EHC expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised EHC that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“ABL Credit Agreement” means that certain Third Amended and Restated Credit Agreement, to be dated as of the Issue Date, by and among Exopack, LLC, Cello-Foil Products, Inc., Exopack-Newmarket, Ltd., Exopack Performance Films Inc., EHC, as guarantor, the other guarantors named therein and the lenders party thereto, providing for up to $75.0 million of revolving credit borrowings (subject to increase, if certain conditions are satisfied, to $100.0 million), including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, on any redemption date, the greater of:

(1)	1.0% of the principal amount of the note; or

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the note at June 1, 2014 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the note through June 1, 2014 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the note.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of EHC and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests in any of EHC’s Restricted Subsidiaries or the sale of Equity Interests in any of the Restricted Subsidiaries (other than shares required by applicable law to be held by a Person other than EHC or a Restricted Subsidiary).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $5.0 million;

(2)	a transfer of assets between or among EHC and/or the Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of EHC to EHC or to a Restricted Subsidiary;

(4)	the sale, lease, conveyance or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5)	the sale or other disposition of cash or Cash Equivalents;

(6)	a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(7)	an Asset Swap;

(8)	the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations therefor and other similar intellectual property;

(9)	the grant of a Lien permitted by the indenture;

(10)	the lease or sublease of any real or personal property in the ordinary course of business; and

(11)	the sale or disposition of products, goods or inventory in the ordinary course of business.

“Asset Swap” means a concurrent purchase and sale or exchange of assets used or useful in a Permitted Business between the Company or any of its Restricted Subsidiaries and another Person, it being understood that an Asset Swap may include a cash equalization payment made in connection therewith; provided that such cash payment, if received by the Company or its Subsidiaries, shall be deemed to be proceeds received from an Asset Sale.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, as of any date of determination, an amount equal to the sum of (1) up to 85.0% of the book value of the accounts receivable of EHC and its Restricted Subsidiaries, and (2) up to 60.0% of the book value of the inventory of EHC and its Restricted Subsidiaries consisting of raw materials, work in progress, and finished goods, valued at the lower of cost (determined on a first-in, first-out basis) or market.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP as in effect as of the Issue Date, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars, Canadian dollars and cash deposit accounts denominated in such currencies;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within one year after the date of acquisition;

(6)	investments in money market funds at least 95.0% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition; and

(7)	in the case of any Foreign Subsidiary, investments made locally of a type comparable to those described in clauses (1) through (6) of this definition.

“Cash Management Obligations” means, with respect to any specified Person, the obligations of such Person under any agreement to provide cash management services, including treasury, depository, overdraft, credit or debit card, electronic funds transfer and other cash management obligations.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of EHC and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than the Equity Sponsor or a Related Party of the Equity Sponsor;

(2)	the adoption of a plan relating to the liquidation or dissolution of EHC (other than a transaction that complies with the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”);

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than the Equity Sponsor and its Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of EHC, measured by voting power rather than number of shares; or

(4)	after an initial public offering of EHC or any direct or indirect parent of EHC, the first day on which a majority of the members of the Board of Directors of EHC are not Continuing Directors.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	an amount equal to any extraordinary or unusual or nonrecurring charge, loss or expense, plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such charges, losses or expenses were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes (including, without limitation, the Michigan Single Business Tax) based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4)	non-recurring expenses and charges resulting from equity offerings, investments, mergers, recapitalizations, refinancings, option buyouts, dispositions, asset acquisitions and similar transactions involving such Person or its Restricted Subsidiaries for such period, in each case to the extent deducted in computing Consolidated Net Income; plus

(5)	non-recurring restructuring charges or reserves for such period, to the extent such restructuring charges or reserves were deducted in computing Consolidated Net Income; plus

(6)	payments pursuant to the Management Agreement as in effect on the date of the indenture for such period, subject to the limitations set forth in the definition of “Permitted Payments to Parent,” to the extent such payments were deducted in computing Consolidated Net Income; plus

(7)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period, to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(8)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)

the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, except that such exclusion shall not apply to the extent such dividends or distributions are actually received by such Person;

(3)	the cumulative effect of a change in accounting principles will be excluded;

(4)	the effect of purchase accounting adjustments required or permitted by GAAP in connection with the Transactions shall be excluded;

(5)	any goodwill impairment charges will be excluded;

(6)	non-cash compensation charges or other non-cash expenses or charges arising from the grant or issuance of stock, stock options or other equity-based awards to directors, officers or employees of EHC and its Restricted Subsidiaries will be excluded; and

(7)	any loss (together with any related provision for taxes on loss) realized from the early extinguishment of indebtedness in connection with the consummation of the Transactions, any payment by EHC of fees and expenses incurred in connection with the Transactions and the payment in accordance with clause (10) of the covenant described above under the caption “Certain Covenants—Restricted Payments” of Employee Bonus Payments will be excluded.

“Consolidated Total Assets” means, as of any date of determination, the total amount of assets that would appear on a consolidated balance sheet of EHC and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of EHC who:

(1)	was a member of such Board of Directors on the date of the indenture; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Credit Agreement, to be dated as of the Issue Date, by and among EHC, the guarantors named therein and the lenders party thereto, providing for up to $425.0 million (including an incremental facility of $75.0 million) of term loan borrowings, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Facilities” means one or more debt facilities (including, without limitation, the ABL Credit Agreement and the Credit Agreement), indentures, credit agreements, note purchase agreements, commercial paper facilities or other agreements, in each case, with banks, lenders, purchasers, investors, agents, trustees or institutional lenders providing for revolving credit loans, term loans, notes, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the Fair Market Value of noncash consideration received by EHC or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated

Noncash Consideration pursuant to an officers’ certificate of EHC, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require EHC to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that EHC may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that EHC and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of EHC that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of EHC.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Sponsor” means Sun Capital Partners III, LLC and Sun Capital Partners IV, LLC.

“Existing Indebtedness” means the Indebtedness of EHC and its Subsidiaries (other than Indebtedness under the Credit Agreement and the ABL Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, as determined in good faith by the Board of Directors of EHC.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)

acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-

quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act but giving effect to Pro Forma Cost Savings) as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date (or would become a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date (or would cease to be a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of EHC (other than Disqualified Stock) or to EHC or a Restricted Subsidiary of EHC.

“Foreign Subsidiary” means any Subsidiary of EHC that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time (except as otherwise specified herein).

“Government Securities” means direct obligations of, or obligations guaranteed by the United States of America, and the payment for which the United States pledges its full faith and credit.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means each of:

(1)	Exopack LLC, a Delaware limited liability company, Exopack Advanced Coatings, LLC, a Delaware limited liability company, Exopack-Thomasville, LLC, a Delaware limited liability company, Exopack-Hebron, L.L.C., a Delaware limited liability company, Exopack-Ontario, Inc., a California corporation, Exopack-Technology, LLC, a California limited liability company, Cello-Foil Holding Corp., a Delaware corporation, Cello-Foil Products, Inc., a Michigan corporation, Intelicoat Technologies Image Products Matthews, LLC, a Delaware limited liability company, TPG Group Holding Corp., a Delaware corporation, TPG Enterprises, Inc., a Delaware corporation, and TPG (US), Inc., a Delaware corporation; and

(2)	any other Subsidiary of EHC that executes a Note Guarantee in accordance with the provisions of the indenture,

and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $100,000 and whose total revenues for the most recent 12-month period do not exceed $100,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of EHC.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of bankers’ acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed, except any such balance that represents an accrued expense or trade payable; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), but only to the extent that the aggregate amount of such Indebtedness does not exceed the Fair Market Value of the asset and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If EHC or any Subsidiary of EHC sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of EHC such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of EHC, EHC will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of EHC’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by EHC or any Subsidiary of EHC of a Person that holds an Investment in a third Person will be deemed to be an Investment by EHC or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means the date on which the notes are first issued under the indenture.

“Joint Venture” means any joint venture that is not a Restricted Subsidiary.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided, that in no event shall an operating lease that is not a Capital Lease Obligation be deemed to constitute a Lien.

“Management Agreement” means that certain Consulting Agreement between EHC and Sun Capital Partners Management IV, LLC, as in effect as of the Issue Date, and any renewals or replacements thereof or amendments thereto (as long as the terms of such renewals, replacements or amendments are not less favorable to the holders of notes in any material respect, taken as a whole, as compared to such agreement as in effect on the Issue Date).

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by EHC or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, (a) fees and expenses related to such Asset Sale (including legal, accounting and investment banking fees and discounts, sales and brokerage commissions and any relocation expenses incurred as a result of the Asset Sale), (b) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (c) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and (d) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, including pension and other post- employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither EHC nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of EHC or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of EHC or any of its Restricted Subsidiaries.

“Note Guarantee” means the Guarantee by each Guarantor of EHC’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent Company” means any of Exopack Key Holdings, LLC, CPG Finance, Inc., Sun Exopack, LLC, and any successors thereto.

“Permitted Business” means any business conducted by EHC or any Restricted Subsidiary on the Issue Date and any businesses that, in the good faith judgment of the Board of Directors of EHC, are reasonably related, ancillary or complementary thereto, or reasonable extensions thereof.

“Permitted Investments” means:

(1)	any Investment in EHC or in a Restricted Subsidiary of EHC;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by EHC or any Restricted Subsidiary of EHC in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of EHC; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, EHC or a Restricted Subsidiary of EHC;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5)	any Investment made for consideration consisting of Equity Interests (other than Disqualified Stock) of EHC;

(6)	any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of EHC or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates of EHC;

(7)	Investments represented by Hedging Obligations;

(8)	loans or advances to employees of EHC or any Restricted Subsidiary made in the ordinary course of business not to exceed an aggregate amount of $2.0 million outstanding at any one time;

(9)	repurchases of the notes;

(10)	Investments existing on the Issue Date;

(11)	Investments in Joint Ventures and/or minority businesses, not to exceed, as of the date of any such Investment, an aggregate of the greater of (x) $15.0 million and (y) 2.5% of Consolidated Total Assets;

(12)	Guarantees otherwise permitted by the terms of the indenture;

(13)	negotiable instruments held for collection and similar deposits received by EHC or any Restricted Subsidiary as ordinary course of business trade receivables;

(14)	other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (14) that are at the time outstanding, not to exceed the greater of $15.0 million and 2.50% of Consolidated Total Assets as of the date of any such Investment; provided, however, that if any Investment pursuant to this clause (14) is made in a Person that becomes a Restricted Subsidiary after the date of the making of such Investment, such Investment will thereafter be deemed to have been made pursuant to clause (1) above and will cease to count as an Investment for purposes of this clause (14).

“Permitted Liens” means:

(1)	Liens on assets of EHC or any Restricted Subsidiary securing Indebtedness and other Obligations under Credit Facilities that was incurred pursuant to either clause (1) or clause (14) of the definition of Permitted Debt and/or securing Hedging Obligations related thereto;

(2)	Liens in favor of EHC or the Guarantors;

(3)	Liens on property (including Capital Stock) of a Person existing at the time such Person is merged with or into or consolidated with EHC or any Subsidiary of EHC; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with EHC or the Subsidiary;

(4)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by EHC or any Subsidiary of EHC; provided that such Liens were in existence prior to such acquisition, and not incurred in contemplation of such acquisition;

(5)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(7)	Liens existing on the date of the indenture;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	Liens imposed by law, such as carriers’, warehousemen’s, landlords’, worker’s compensation, suppliers’ and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of EHC and its Restricted Subsidiaries, taken as a whole;

(11)	Liens created for the benefit of (or to secure) the notes (or the Note Guarantees);

(12)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a)	the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to such property or proceeds or distributions thereof); and

(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13)	Liens incurred in the ordinary course of business of EHC or any Subsidiary of EHC that are not otherwise prohibited by the indenture; provided that the aggregate amount of obligations secured thereby does not exceed $15.0 million at any one time outstanding;

(14)	judgment Liens not giving rise to an Event of Default;

(15)	Liens and rights of setoff in favor of a bank imposed by law and incurred in the ordinary course of business on deposit accounts maintained with such bank and cash and Cash Equivalents in such accounts;

(16)	Liens upon specific items of inventory or other goods and proceeds of EHC or any Restricted Subsidiary securing EHC’s or any Restricted Subsidiary’s obligations in respect of banker’s acceptances issued or created for the account of EHC or any Restricted Subsidiary to facilitate the purchase, shipment or storage of such inventory or other goods in the ordinary course of business;

(17)	Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of EHC or any of its Restricted Subsidiaries;

(18)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of customs duties in connection with the importation of goods;

(19)	Liens deemed to exist in connection with Investments in repurchase agreements permitted under the indenture;

(20)	Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto to the extent permitted hereunder;

(21)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business; and

(22)	purported Liens evidenced by the filing of precautionary UCC financing statements relating solely to operating leases of personal property entered into in the ordinary course of business.

“Permitted Payments to Parent” means, without duplication as to amounts:

(1)	payments to or on behalf of any Parent Company in an amount sufficient to pay out-of-pocket legal, accounting, filing and other general corporate overhead costs of such Parent Company and franchise taxes and other fees required to maintain its existence actually and reasonably incurred by such Parent Company, in any case in an aggregate amount not to exceed $750,000 in any calendar year;

(2)	for so long as EHC is a member of a group filing a consolidated or combined tax return with CPG Finance, Inc., payments to CPG Finance, Inc. in respect of an allocable portion of the tax liabilities of such group, including estimated taxes, that is attributable to EHC and its Subsidiaries (“Tax Payments”). The Tax Payments shall not exceed the lesser of (i) the amount of the relevant tax (including any penalties and interest) that EHC would owe if EHC were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of EHC and such Subsidiaries from other taxable years and (ii) the net amount of the relevant tax that CPG Finance, Inc. actually owes to the appropriate taxing authority. Any Tax Payments received from EHC shall be paid over to the appropriate taxing authority within 30 days of CPG Finance, Inc.’s receipt of such Tax Payments or refunded to EHC;

(3)	payments to Sun Capital Partners Management IV, LLC of management fees pursuant to the Management Agreement in an amount not to exceed in any fiscal year the greater of $3.0 million and 6.0% of EHC’s EBITDA (as defined in the Management Agreement); provided that such payments may not exceed an aggregate amount of $6.0 million in any fiscal year; and

(4)	payments to Sun Capital Partners Management IV, LLC (i) of reasonable and customary management consulting fees pursuant to the Management Agreement in an amount not to exceed 1% of the aggregate consideration (including assumed debt and long-term liabilities) paid to or by EHC or any Subsidiaries in connection with any refinancings, restructurings, equity or debt offerings, acquisitions, mergers, consolidations, business combinations, sales and divestitures involving EHC or any of its Subsidiaries, and (ii) for reimbursable out-of-pocket fees and expenses under and in accordance with the terms of the Management Agreement.

“Permitted Refinancing Indebtedness” means any Indebtedness of EHC or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of EHC or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date not earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	such Indebtedness is incurred either by EHC or by the Restricted Subsidiary that is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pro Forma Cost Savings” means, with respect to any period, the reduction in net costs and related adjustments that are (i) directly attributable to an acquisition that occurred during the four quarter period or after the end of the four quarter period and on or prior to the Calculation Date and calculated on a basis that is consistent with Article 11 of Regulation S-X under the Securities Act as in effect and applied as of the date of the indenture, (ii) were actually implemented by the business that was the subject of any such acquisition within six months after the date of the acquisition and prior to the Calculation Date that are supportable and quantifiable by the underlying accounting records of such business or (iii) relate to a business that is the subject of any such acquisition and that EHC reasonably determines are probable based upon specifically identifiable actions to be taken within six months of the date of the acquisition and, in each case (i), (ii) and (iii), are described, as provided below, in an officers’ certificate, as if all such reductions in costs had been effected as of the beginning of such period, decreased by any incremental expenses incurred or to be incurred during the four quarter period in order to achieve such reduction in costs. Pro Forma Cost Savings described above shall be accompanied by a certificate delivered to the trustee from EHC’s chief financial officer that outlines the specific actions taken or to be taken, the net cost savings achieved or to be achieved from each such action and that, in the case of clause (iii) above, such savings have been determined to be probable.

“Qualified Equity Offering” means an offer and sale of Capital Stock (other than Disqualified Stock) pursuant to (i) a private placement or (ii) a registration statement that has been declared effective by the SEC pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan).

“Related Party” means:

(1)	any controlling stockholder, majority-owned Subsidiary, or immediate family member (in the case of an individual) of the Equity Sponsor; or

(2)	any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding a controlling interest of which consist of the Equity Sponsor and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Special Interest” means all liquidated damages then owing pursuant to the registration rights agreement.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Transactions” means the amendment and restatement of the ABL Credit Agreement on the Issue Date, the entry into the Credit Agreement and the incurrence of Indebtedness thereunder on the Issue Date and the issuance of the notes and the use of proceeds therefrom (including the payment of a shareholder dividend and Employee Bonus Payments), in each case as described in this prospectus.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to June 1, 2014; provided, however, that if the period from the redemption date to June 1, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of EHC that is designated by the Board of Directors of EHC as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption “—Certain Covenants— Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with EHC or any Restricted Subsidiary of EHC unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to EHC or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of EHC;

(3)	is a Person with respect to which neither EHC nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of EHC or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Following is a summary of the material United States federal income tax considerations relating to the exchange of your notes in the exchange offer for new notes registered pursuant to the registration statement of which this prospectus is a part. This discussion is a summary for general informational purposes only and does not address all aspects of United States federal income taxation that may be relevant to a holder in light of the holder’s particular circumstances. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, Internal Revenue Service rulings, and judicial decisions, all as of the date of this prospectus. These authorities may be changed, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those described below. We have not requested a ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there is no assurance that the Internal Revenue Service will agree with these statements and conclusions.

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, NOTE HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN BY US TO BE USED, AND CANNOT BE RELIED UPON BY NOTE HOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) NOTE HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

We have assumed for purposes of this summary that the notes are and will be held as capital assets by holders who purchased the notes in the original offering at the initial offering price. This summary does not address tax consequences arising under the laws of any foreign, state or local jurisdiction. In addition, this summary does not address United States federal income tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or currencies;

•	traders in securities or commodities or dealers in commodities that elect to use a mark-to-market method of accounting;

•	banks and financial institutions;

•	holders whose “functional currency” is not the United States dollar;

•	persons that will hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk-reduction transaction, or

•	persons deemed to sell the notes under the constructive sale provisions of the Code.

Consequences of Tendering Old Notes

The exchange of your old notes for new notes in the exchange offer should have no United States federal income tax consequences to you. For example, your tax basis in the new notes will be the same as your tax basis in the old notes, and your holding period of the new notes will include the holding period of your old notes. In addition, the United States federal income tax consequences of holding and disposing of the new notes generally will be the same as those applicable to your new notes.

This summary of material United States federal income tax considerations is for general information only and is not tax advice. Each note holder is urged to consult the holder’s own tax advisor with respect to the application of United States federal income tax laws in light of the holder’s particular circumstances, as well as any tax consequences arising under the laws of any state, local, foreign, or other taxing jurisdiction, or under any applicable tax treaty.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for notes where the notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will promptly provide each broker-dealer holding old notes with such number of copies of this prospectus, in conformity in all material respects with the requirements of the Securities Act and the Trust Indenture Act of 1939, as amended, and the rules and regulations thereunder, as such broker-dealer may request prior to the expiration of the period beginning when new notes are first issued in this exchange offer and ending upon the earlier of the expiration of the 180th day after this exchange offer has been completed or such time as such broker-dealers no longer own any notes.

We will receive no proceeds in connection with the exchange offer. New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. A resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of new notes. Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the new notes may be an “underwriter” within the meaning of the Securities Act, and any profit on the resale of new notes and any commissions or concessions received by these persons may be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed to reimburse these broker-dealers for any amounts arising as a result of certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters as to the enforceability of the obligations of Exopack Holding Corp. under the notes and the enforceability of the obligations of the guarantors under the related guarantees will be passed upon for these entities and for us by Stoel Rives LLP, Salt Lake City, Utah. Certain legal matters relating to the guarantee of the notes by Cello-Foil Products, Inc. will be passed upon by Warner Norcross & Judd LLP, Grand Rapids, Michigan.

EXPERTS

The financial statements of Exopack Holding Corp. as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, included in this prospectus and the special-purpose Statements of Assets Acquired and Liabilities Assumed as of December 31, 2009 and 2008 of Alcan Cheese and Meat and the related Statements of Revenues and Direct Expenses for the years ended December 31, 2009 and 2008 and the periods from October 24, 2007 to December 31, 2007 and from January 1, 2007 to October 23, 2007 included in this prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act with respect to the exchange offer. This prospectus, which is a part of the registration statement, omits certain information included in the registration statement and the exhibits thereto. For further information with respect to our company and the notes, we refer you to the registration statement and its exhibits filed as a part of the registration statement. The descriptions of each contract and document contained in this prospectus are summaries and as such, may not provide all of the information necessary to fully evaluate each contract or document described in this prospectus. For this reason we refer you to the copy of each such contract or document filed as an exhibit to the registration statement. You may read and copy any document we file with or furnish to the SEC at the SEC’s Public Reference Room at 100 F. Street, NE, Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F. Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review our SEC filings, including the registration statement, by accessing the SEC’s Internet site at http://www.sec.gov. See “Description of the Notes—Reports” for information about the reports and other information that we are required to furnish to holders of notes and how those obligations may be satisfied. The content of our website is not part of this prospectus.

You may obtain copies of the information and documents referenced in this prospectus and included as exhibits to the registration statement at no charge by writing or telephoning us at the following address or telephone number: Exopack Holding Corp., 3070 Southport Road, Spartanburg, SC 29302, Attention: Investor Relations, (864) 596-7140.

INDEX TO FINANCIAL STATEMENTS

Exopack Holding Corp. and Subsidiaries’ Unaudited Consolidated Financial Statements:
Consolidated Balance Sheets as of September 30, 2011 (unaudited) and December 31, 2010	F-2
Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2011 (unaudited) and 2010 (unaudited)	F-3
Consolidated Statement of Stockholder’s (Deficit) Equity for the Nine Months Ended September 30, 2011 (unaudited)	F-4
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2011 (unaudited) and 2010 (unaudited)	F-5
Notes to Consolidated Financial Statements (unaudited)	F-6

Exopack Holding Corp. and Subsidiaries’ Audited Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm—PricewaterhouseCoopers LLP	F-32
Consolidated Balance Sheets as of December 31, 2010 and 2009	F-33
Consolidated Statements of Operations for the Years Ended December 31, 2010, 2009 and 2008	F-34
Consolidated Statements of Stockholder’s Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2010, 2009 and 2008	F-35
Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009 and 2008	F-36
Notes to Consolidated Financial Statements	F-37

Alcan Cheese and Meat Statements of Assets Acquired and Liabilities Assumed and Revenues and Direct Expenses:
Report of Independent Registered Public Accounting Firm—PricewaterhouseCoopers LLP	F-77
Statements of Assets Acquired and Liabilities Assumed as of June 30, 2010 (Unaudited), December 31, 2009 and 2008	F-78

Statements of Revenues and Direct Expenses for the periods January 1, 2010 through February  28, 2010 (Unaudited), and March 1, 2010 through June 30, 2010 (Unaudited), for the six months ended June 30, 2009 (Unaudited), for the years ended December 31, 2009 and 2008, and for the periods October  24, 2007 through December 31, 2007 and January 1, 2007 through October 23, 2007

F-79
Notes to Financial Statements	F-80

PART I

FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

EXOPACK HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands of dollars, except for share and per share data)	September 30, 2011	December 31, 2010
Assets
Current assets
Cash	$1,311	$2,508
Trade accounts receivable (net of allowance for uncollectible accounts of $1,294 and $1,550 for 2011 and 2010, respectively)	97,997	94,951
Other receivables	3,129	3,463
Inventories	110,569	103,728
Deferred income taxes	3,599	3,703
Prepaid expenses and other current assets	4,135	3,240

Total current assets	220,740	211,593
Property, plant, and equipment, net	221,396	214,293
Deferred financing costs, net	17,806	14,998
Intangible assets, net	90,132	92,984
Goodwill	69,649	69,642
Other assets	8,858	6,298

Total assets	$628,581	$609,808

Liabilities and Stockholder’s (Deficit) Equity
Current liabilities
Revolving credit facility and current portion of long-term debt and capital leases	$7,980	$58,815
Accounts payable	80,673	83,607
Accrued liabilities	38,958	46,868
Income taxes payable	910	972

Total current liabilities	128,521	190,262

Long-term liabilities
Long-term debt, less current portion	580,625	320,000
Capital lease obligations, less current portion	11,288	10,501
Deferred income taxes	22,278	32,878
Other liabilities	12,577	16,172

Total long-term liabilities	626,768	379,551

Commitments and contingencies
Stockholder’s (deficit) equity
Preferred stock, par value, $0.001 per share—100,000 shares authorized, no shares issued and outstanding at September 30, 2011 and December 31, 2010	—	—
Common stock, par value, $0.001 per share—2,900,000 shares authorized, 1 share issued and outstanding at September 30, 2011 and December 31, 2010	—	—
(Distributions in excess of) Additional paid-in capital	(76,174)	73,521
Accumulated other comprehensive loss, net	(8,047)	(7,095)
Accumulated deficit	(42,487)	(26,431)

Total stockholder’s (deficit) equity	(126,708)	39,995

Total liabilities and stockholder’s (deficit) equity	$628,581	$609,808

The accompanying notes are an integral part of these consolidated financial statements.

EXOPACK HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended		Nine Months Ended
(in thousands of dollars)	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Net sales	$219,644	$216,689	$663,892	$569,207
Cost of sales	190,546	187,380	574,309	498,783

Gross margin	29,098	29,309	89,583	70,424
Selling, general and administrative expenses	18,341	19,293	56,561	48,913

Operating income	10,757	10,016	33,022	21,511

Other expenses
Interest expense	12,976	10,922	36,572	25,053
Loss on early extinguishment of debt	—	—	22,051	—
Other income, net	(96)	(96)	(150)	(897)

Net other expenses	12,880	10,826	58,473	24,156

Loss before income taxes	(2,123)	(810)	(25,451)	(2,645)
(Benefit from) provision for income taxes	(554)	(293)	(9,395)	749

Net loss	$(1,569)	$(517)	$(16,056)	$(3,394)

The accompanying notes are an integral part of these consolidated financial statements.

EXOPACK HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDER’S (DEFICIT) EQUITY

(unaudited)

	Common Stock		(Distributions in excess of) Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
(in thousands of dollars, except share data)	Shares	Amount
Balances at December 31, 2010	1	$—	$73,521	$(7,095)	$(26,431)	$39,995
Stock compensation expense	—	—	305	—	—	305
Net loss	—	—	—	—	(16,056)	(16,056)
Dividend to parent	—	—	(150,000)	—	—	(150,000)
Translation adjustment	—	—	—	(952)	—	(952)

Balances at September 30, 2011	1	$—	$(76,174)	$(8,047)	$(42,487)	$(126,708)

The accompanying notes are an integral part of these consolidated financial statements.

EXOPACK HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands of dollars)	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Cash flows from operating activities
Net loss	$(16,056)	$(3,394)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	30,224	22,829
Deferred income tax (benefit) provision	(10,508)	(405)
Stock compensation expense	305	206
Loss on early extinguishment of debt	11,883	—
Loss on sale and disposition of property, plant and equipment	909	473
Changes in operating assets and liabilities:
Receivables	(3,255)	(14,134)
Inventories	(7,011)	(4,862)
Prepaid expenses and other assets	(776)	(423)
Accounts payable and accrued and other liabilities	(13,879)	6,862
Income tax receivable/payable	(72)	212

Net cash (used in) provided by operating activities	(8,236)	7,364

Cash flows from investing activities
Repayments from (investment in) joint venture	85	(425)
Purchases of property, plant and equipment, including capitalized software	(34,779)	(18,375)
Proceeds from sales of property, plant and equipment	1,383	7,196
Acquisition of business	—	(82,124)

Net cash used in investing activities	(33,311)	(93,728)

Cash flows from financing activities
Repayment of subordinated term loan	(33)	(36)
Issuance of new term loan	350,000	—
Repayments on new term loan	(875)	—
Borrowings on term loan	—	100,000
Repayment on term loan	—	(100,000)
Repayment of capital lease obligations	(1,447)	(404)
Deferred loan costs paid	(17,753)	(12,323)
Dividend to parent	(150,000)	—
Issuance of senior notes	235,000	100,000
Repayment of former senior notes	(320,000)	—
Borrowings under revolving credit facility	809,215	668,629
Repayments of revolving credit facility	(863,694)	(668,716)

Net cash provided by financing activities	40,413	87,150
Effect of exchange rate changes on cash	(63)	56

(Decrease) increase in cash	(1,197)	842
Cash
Beginning of period	2,508	633

End of period	$1,311	$1,475

The accompanying notes are an integral part of these consolidated financial statements

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

1. Organization, Acquisitions and Basis of Presentation

Exopack Holding Corp. and subsidiaries (the “Company”) was formed in October of 2005 through the acquisition and consolidation of three flexible packaging businesses, including Exopack Holding Corporation (“Exopack”), Cello-Foil Products, Inc. (“Cello-Foil”), and The Packaging Group (“TPG”). Following this acquisition and consolidation, the Company is wholly-owned by Exopack Key Holdings, LLC, which is a wholly-owned subsidiary of CPG Finance, Inc. (“CPG”), an affiliate of Sun Capital Partners, Inc. (“Sun Capital”).

The Company operates 18 manufacturing facilities located throughout the United States, United Kingdom, and Canada and operates one distribution warehouse in China. The Company operates four manufacturing facilities in the pet food and specialty packaging segment, all of which are owned properties. The Company operates seven manufacturing facilities in the consumer food and specialty packaging segment, of which the Company leases two, including one manufacturing facility in Ontario, Canada, and owns the remaining five facilities. The Company operates five facilities in the performance packaging segment, of which the Company leases two and owns the remaining three facilities. The Company operates two manufacturing facilities and one distribution warehouse in the coated products segment, all of which the Company leases, including one manufacturing facility in North Wales, United Kingdom and one warehouse in Guangzhou, China. During the quarter ended September 30, 2011, the Company closed its manufacturing facility located in Longview, Texas. The Company transferred equipment from the Longview facility to other performance packaging facilities and sold the land and building to a third party.

On August 6, 2007, the Company acquired 100% of the membership interests of InteliCoat Technologies Image Products Matthews, LLC and 100% of the outstanding shares of its affiliate, InteliCoat Technologies EF Holdco, Ltd. (collectively, “Electronic and Engineered Films Business” or “EEF”), and also acquired certain assets and assumed certain liabilities of other EEF entities (the “EEF Acquisition”). EEF, through its parent companies prior to the EEF Acquisition, was previously controlled by an affiliate of Sun Capital. The Company subsequently renamed this acquired EEF business Exopack Advanced Coatings (“EAC”).

On November 28, 2007, the Company acquired certain assets and assumed certain liabilities of DuPont Liquid Packaging System’s performance films business segment (“Liqui-Box”), including its Whitby, Ontario, Canada operating facility. Prior to the acquisition, the Company used Liqui-Box as a vendor for one of its Canadian facilities. The Company subsequently renamed this acquired Liqui-Box business Exopack Performance Films (“EPF”).

Exopack Meat, Cheese and Specialty Acquisition

On July 13, 2010, the Company completed the acquisition of certain assets and liabilities of a packaging business previously operated by Bemis Company, Inc. The acquired business, which is referred to in this report as Exopack Meat, Cheese and Specialty (“EMCS”) involves the manufacture and sale of certain packaging products in the United States and Canada, including flexible-packaging rollstock used for chunk, sliced or shredded natural cheeses packaged for retail sale and flexible-packaging shrink bags used for fresh meat. EMCS is included within the Company’s consumer food and specialty packaging segment (see Note 12). The acquisition of EMCS provided the Company the unique opportunity to gain a position in the meat and cheese packaging sector and expand the Company’s product offerings in the consumer food and specialty packaging segment. The purchase price paid by the Company was approximately $82.1 million. The Company expensed approximately $4.6 million of acquisition costs related to the EMCS acquisition during the year ended December 31, 2010.

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

The Company funded the purchase price with proceeds from a term loan that was repaid on September 24, 2010 using proceeds from the issuance of additional 11.25% senior notes due 2014 (see Note 5).

Third party net sales and operating income related to EMCS for the six months ended June 30, 2011 were approximately $73.4 million and $4.2 million, respectively. There are no comparable sales and operating income included in the six months ended June 30, 2010 because the Company acquired EMCS on July 13, 2010.

The net acquisition cost of $82.1 million has been accounted for under the provisions of the Financial Accounting Standards Board (“FASB”) guidance related to the purchase method of accounting and includes the following allocations:

(in thousands of dollars)	EMCS Acquisition
Assets acquired:
Trade accounts receivable	$10,927
Other receivables	220
Inventories	12,909
Other current assets	122
Property, plant and equipment	43,894
Intangible assets	30,550
Goodwill	5,226

Total assets acquired	103,848

Liabilities assumed:
Accounts payable	(8,141)
Accrued liabilities	(4,359)
Capital lease obligations	(9,224)

Total liabilities assumed	(21,724)

Purchase price paid	$82,124

Proforma net sales and operating loss have been calculated as though the EMCS acquisition date was January 1, 2010. Proforma net sales and net loss for the nine months ended September 30, 2010 were approximately $648.0 million and $2.5 million, respectively.

The unaudited proforma financial information presented above does not purport to be indicative of the future results of operations of the combined businesses.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities Exchange Act of 1934, as amended. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted from this report. It is management’s opinion, however, that all material adjustments (consisting only of normal recurring adjustments, unless otherwise noted) have been made which are necessary for a fair statement of the Company’s financial position, results of operations and cash flows. The results for the interim periods are not necessarily indicative of the results to be expected for any other interim period, for the fiscal year or for any future period.

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

The consolidated balance sheet at December 31, 2010 has been derived from the audited financial statements at that date but does not include all of the information and disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. For further information, refer to the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Certain prior year amounts have been reclassified in order to conform with the 2011 presentation.

Variable Interest Entity

During 2009, the Company entered into a joint venture with INDEVCO Group, a Lebanese-based manufacturer (“INDEVCO”). The Company determined that the joint venture is a variable interest entity (“VIE”) under FASB guidance related to accounting for variable interest entities and that the Company is not the primary beneficiary of the VIE. The VIE consists of a manufacturing operation, located within an existing manufacturing facility owned by INDEVCO in Lebanon, used to co-extrude polyethylene film for use in flexible packaging. During 2010, the VIE purchased and installed the necessary equipment and production commenced. The Company’s maximum exposure to loss as a result of its involvement with the unconsolidated VIE is limited to the Company’s recorded investment in this VIE, which was approximately $652,000 at September 30, 2011. For the three month period ending September 30, 2011, the Company recognized approximately $12,000 as its share of income from the joint venture’s operations and received no loan payments. For the nine month period ending September 30, 2011, the Company recognized approximately $31,000 as its share of the loss of the joint venture’s operations and received loan payments of approximately $85,000. The Company may be subject to additional losses to the extent of any financial support that the Company provides in the future.

2. Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”), clarifying some existing concepts, eliminating wording differences between GAAP and IFRS, and in some cases, change some principles to achieve convergence between GAAP and IFRS. The new accounting rules result in a consistent definition of fair value and common requirements of any disclosure about fair value between GAAP and IFRS. The new accounting rules also expand the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The new accounting rules will be effective for the Company beginning after December 15, 2011. The Company does not expect the adoption of the new accounting rules to have a material effect on the Company’s financial condition, results of operations or cash flows.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income, requiring most entities to present items of net income and other comprehensive income either in one continuous statement - referred to as the statement of comprehensive income - or in two separate, but consecutive, statements of net income and other comprehensive income. The new requirements are effective from the beginning of 2012 for calendar year-end public entities with full retrospective application required. The Company does not expect this guidance to have a significant impact on the Company’s consolidated financial statements.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, Testing Goodwill for Impairment, allowing an entity to first assess qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

perform the two-step goodwill impairment test prescribed under current accounting rules. Otherwise, the two-step goodwill impairment test is not required. The new accounting rules will be effective for the Company beginning after December 15, 2011. The Company does not expect the adoption of the new accounting rules to have a material effect on the Company’s financial condition, results of operations or cash flows.

3. Inventories

The Company’s inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method. Inventories are summarized as follows:

(in thousands of dollars)	September 30, 2011	December 31, 2010
Inventories
Raw materials and supplies	$39,820	$42,812
Work in progress	15,668	12,275
Finished goods	55,081	48,641

Total inventories	$110,569	$103,728

4. Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in purchase business combinations. The Company had total goodwill of approximately $69.6 million at September 30, 2011 and December 31, 2010.

At September 30, 2011, approximately $26.2 million, $19.2 million, $21.6 million and $2.6 million of goodwill was assigned to the pet food and specialty packaging segment, the consumer food and specialty packaging segment, the performance packaging segment and the coated products segment, respectively, which are aligned with the Company’s four reporting units. Goodwill, with the exception of approximately $3.3 million and $1.9 million assigned to the Company’s consumer food and specialty packaging and coated products segments, respectively, is not deductible for tax purposes.

The Company’s other intangible assets are summarized as follows:

(in thousands of dollars)	September 30, 2011	December 31, 2010
Intangible assets
Definite-lived intangible assets:
Customer lists (amortized over 10-21 years)	$43,281	$43,276
Patents (amortized over 2-15 years)	7,163	7,163
Trademarks and tradenames (amortized over 20 years)	2,621	2,618

	53,065	53,057
Accumulated amortization	(13,933)	(11,073)

Net definite-lived intangible assets	39,132	41,984
Indefinite-lived intangible assets—trademarks and trade names	51,000	51,000

Net intangible assets	$90,132	$92,984

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

The increase in gross intangible assets during the nine months ended September 30, 2011 was due solely to the change in the exchange rate between the United States dollar and the British pound during the period. Amortization expense for definite-lived intangible assets for the three months ended September 30, 2011 and 2010 was approximately $948,000 and $806,000, respectively, and for the nine months ended September 30, 2011 and 2010 was approximately $2.9 million and $1.8 million, respectively. Estimated future annual amortization for definite-lived customer lists, patents and trademarks and trade names is approximately $947,000 for the remainder of 2011, approximately $3.8 million for each of the years 2012 through 2014 and approximately $3.5 million for 2015.

5. Financing Arrangements

2011 Recapitalization Transactions

On May 31, 2011, the Company completed a series of transactions (the “Recapitalization Transactions”) that recapitalized the Company’s indebtedness. These transactions included:

•	The private placement of $235.0 million principal amount of 10% senior notes due 2018;

•	The entry into a six-year $350.0 million senior secured term loan facility;

•	The amendment and restatement of the Company’s existing revolving credit facility; and

•	The repayment of all of the Company’s outstanding 11.25% senior notes due 2014 (the “Former Senior Notes”).

The Recapitalization Transactions and the Company’s current financing arrangements are further described below.

The balances due under long-term debt agreements at September 30, 2011 were as follows:

(in thousands of dollars)
Senior Notes	$235,000
New Term Loan Facility	349,125
Senior Credit Facility	2,531

Total debt	586,656
Less: Current portion	6,031

Total long-term debt	$580,625

Issuance of Senior Notes

On May 31, 2011, the Company issued $235.0 million aggregate principal amount of 10% senior notes due 2018 (the “Senior Notes”) in a private placement pursuant to Rule 144A and Regulation S. The Company issued the Senior Notes under an indenture entered into among the Company, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Indenture”). The initial aggregate principal amount of the Senior Notes issued was $235.0 million.

The Senior Notes mature on June 1, 2018. Interest on the Senior Notes accrues at the rate of 10% per annum and is payable on a semi-annual basis on each June 1 and December 1, commencing December 1, 2011. Before June 1, 2014, the Company may redeem the Senior Notes, in whole or in part, at a price equal to 100% of the

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

principal amount thereof plus a make-whole premium and accrued and unpaid interest, if any, to the date of redemption. In addition, at any time before June 1, 2014, the Company may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of certain equity offerings at a price equal to 110% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, provided at least 65% of the aggregate principal amount of the Senior Notes remains outstanding immediately after such redemption. The Company may also redeem the Senior Notes at any time, in part or in whole, on or after June 1, 2014 at the redemption prices set forth in the Indenture plus accrued and unpaid interest, if any, to the date of redemption.

The Company and all of its domestic restricted subsidiaries have guaranteed the Senior Notes. See Note 13 for supplemental guarantor financial information required by Rule 3-10 of Regulation S-X. The Senior Notes place certain restrictions on the Company including, but not limited to, the Company’s ability to incur additional indebtedness or issue preferred stock, pay dividends or make other distributions or repurchase or redeem the Company’s stock or subordinated indebtedness, make investments, sell assets and issue capital stock of restricted subsidiaries, incur liens, enter into agreements restricting the ability of the Company’s subsidiaries to pay dividends, enter into transactions with affiliates, and consolidate, merge or sell all or substantially all of the Company’s assets.

The Company incurred approximately $6.8 million in deferred financing costs related to the Senior Notes for the period ended September 30, 2011, which are being amortized over the term of the Senior Notes.

New Term Loan Facility

On May 31, 2011, the Company, its parent company and certain of the Company’s subsidiaries entered into a new $350.0 million senior secured term loan B facility (the “New Term Loan Facility”). In addition to providing for term loans of up to $350.0 million, the New Term Loan Facility also provides for an uncommitted incremental term loan facility of up to $75.0 million that will be available subject to certain conditions. In general, in the absence of an event of default, the New Term Loan Facility matures on May 31, 2017.

The Company is required to repay installments on the New Term Loan Facility in quarterly principal amounts of $875,000 beginning on September 30, 2011, with any remaining outstanding amounts payable at maturity in 2017. Borrowings under the New Term Loan Facility accrue interest at (i) for base rate loans, a rate per annum equal to the highest of (a) the federal funds rate in effect on such date plus 0.5% per annum, (b) the variable annual rate of interest then announced by Bank of America as its “prime rate,” and (c) the Eurodollar Rate (as defined in the New Term Loan Facility) plus 1.00%, plus, in each case, an applicable margin of 4.0% to 5.0% as set forth in the New Term Loan Facility; and (ii) for Eurodollar Rate Loans (as defined in the New Term Loan Facility) for any interest period, the rate per annum equal to the British Bankers Association LIBOR Rate published by Reuters two business days before such interest period for dollar deposits with a term equivalent to such interest period, subject to a minimum interest rate and a substitute rate in certain circumstances, plus an applicable margin set forth in the New Term Loan Facility. The interest rate at September 30, 2011 was 6.5%.

The New Term Loan Facility is collateralized by (i) a first priority lien on substantially all of the Company’s assets, other than the first priority lien collateral securing indebtedness under the Senior Credit Facility described below and assets of the Company’s foreign subsidiaries, and (ii) a second priority lien on the first priority lien collateral securing indebtedness under the Senior Credit Facility. In addition, obligations under the New Term Loan Facility are secured by a first priority lien on the Company’s equity interests in its domestic subsidiaries and a portion of the Company’s equity interests in its foreign subsidiaries. All obligations under the New Term Loan Facility are fully and unconditionally guaranteed by, subject to certain exceptions, each of the Company’s existing and future domestic subsidiaries.

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

The New Term Loan Facility contains customary events of default, including, but not limited to, failure to make payments under the New Term Loan Facility, materially incorrect representations, breaches of covenants (subject to a 30-day grace period after notice in the case of certain covenants), cross-default to other material indebtedness, material unstayed judgments, certain ERISA, bankruptcy and insolvency events, failure of guarantees or security to remain in full force and effect, and changes of control. At September 30, 2011, the Company was in compliance with these restrictions.

The Company incurred approximately $10.1 million in deferred financing costs related to the New Term Loan Facility which are being amortized over the term of the New Term Loan Facility.

Senior Credit Facility

Since January 31, 2006, the Company has maintained a senior secured revolving credit facility with a syndicate of financial institutions. On August 6, 2007, the Company amended this facility to provide for an increase in the maximum credit facility to $75.0 million, which included a Canadian dollar sub-facility available to the Company’s Canadian subsidiaries for up to $15.0 million (or the Canadian dollar equivalent). A reserve has been established in the U.S. for the U.S. dollar equivalent of amounts outstanding under the Canadian sub-facility. On October 31, 2007, the Company amended this facility to provide for an increase in the maximum credit facility to $110.0 million, to provide for an increase in the Canadian dollar sub-facility to $25.0 million and to amend certain borrowing base limitations. On July 2, 2010, the loan agreement related to this facility was amended and restated to provide for an increase in the maximum credit facility to $125.0 million.

On May 31, 2011, as part of the Recapitalization Transactions, the loan agreement related to the Senior Credit Facility was amended and restated to provide for a decrease in the maximum credit facility to $75.0 million and to provide for a decrease in the Canadian dollar sub-facility to $15.0 million. The Senior Credit Facility also provides the Company’s domestic and Canadian subsidiaries with letter of credit sub-facilities. Availability under the Senior Credit Facility is subject to borrowing base limitations for both the U.S. and the Canadian subsidiaries, as defined in the loan agreement. In general, in the absence of an event of default, the Senior Credit Facility matures on May 31, 2016. Under the terms of the Company’s lock box arrangement, remittances automatically reduce the revolving debt outstanding on a daily basis and therefore the Senior Credit Facility is classified as a current liability on the accompanying consolidated balance sheets at September 30, 2011 and December 31, 2010. At September 30, 2011, approximately $2.5 million was outstanding and approximately $68.7 million was available for additional borrowings under the Senior Credit Facility. At September 30, 2011 there were outstanding letters of credit of approximately $3.8 million under the Senior Credit Facility.

Under the Senior Credit Facility, in general, interest subsequent to May 31, 2011 accrues on amounts outstanding under the U.S facility at a variable annual rate equal to the U.S. Index Rate (as defined therein) plus 1.25% to 2.0%, depending on the Company’s utilization of the Senior Credit Facility, or at the Company’s election, at an annual rate equal to the LIBOR Rate (as defined therein) plus 2.25% to 3.0%, depending upon utilization. In general, interest accrues on amounts outstanding under the Canadian sub-facility at a variable rate equal to the Canadian Index Rate (as defined therein) plus 1.25% to 2.0%, depending upon utilization, or at the Company’s election, at an annual rate equal to the BA Rate (as defined therein) plus 2.25% to 3.0%, depending upon utilization. The Senior Credit Facility also includes unused facility and letter-of-credit fees which are reflected in interest expense in the accompanying consolidated statements of operations. The weighted average interest rate on borrowings outstanding under the Senior Credit Facility at September 30, 2011 was approximately 4.3%. The Senior Credit Facility also includes unused facility and letter-of-credit fees which are reflected in interest expense in the accompanying consolidated statements of operations.

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

Under the Senior Credit Facility, in general, interest for the period from January 1, 2011 through May 31, 2011 accrued on amounts outstanding under the U.S. facility at a variable annual rate equal to the U.S. Index Rate (as defined in the prior loan agreement) plus 2.0%, or at the Company’s election, at an annual rate equal to the LIBOR Rate (as defined in the prior loan agreement) plus 3.0%. In general, interest accrues on amounts outstanding under the Canadian sub-facility at a variable rate equal to the Canadian Index Rate (as defined in the prior loan agreement) plus 2.0%, or at the Company’s election, at an annual rate equal to the BA Rate (as defined in the prior loan agreement) plus 3.0%.

Under the Senior Credit Facility, in general, interest for the three and nine months ended September 30, 2010 accrued on amounts outstanding under the U.S. facility at a variable annual rate equal to the U.S. Index Rate (as defined in the prior loan agreement) plus 0.5% or, at the Company’s election, at an annual rate equal to LIBOR plus 1.5% (as defined in the prior loan agreement). Interest accrued on amounts outstanding under the Canadian facility at a variable annual rate equal to the Canadian Index Rate (as defined in the prior loan agreement) plus 0.5% or, at the Company’s election, at an annual rate equal to the BA Rate (as defined in the prior loan agreement) plus 1.5%.

The Senior Credit Facility is collateralized by substantially all of the Company’s tangible and intangible property (other than real property and equipment). In addition, all of the Company’s equity interests in its domestic subsidiaries and a portion of the equity interests in its foreign subsidiaries are pledged to collateralize the Senior Credit Facility.

The Senior Credit Facility contains certain customary affirmative and negative covenants that restrict the Company’s and its subsidiaries’ ability to, among other things, incur additional indebtedness, grant liens, engage in mergers, acquisitions and asset sales, declare dividends and distributions, redeem or repurchase equity interests, incur contingent obligations, prepay certain subordinated indebtedness, make loans, certain payments and investments and enter into transactions with affiliates. At September 30, 2011, the Company was in compliance with these covenants.

The Company incurred approximately $817,000 in additional deferred financing costs related to the amendment of the Senior Credit Facility during the period ended September 30, 2011, which are being amortized over the term of the Senior Credit Facility.

Loss on Early Extinguishment of Debt

In May 2011, the Company entered into the New Term Loan Facility and issued the Senior Notes and used a portion of the proceeds to repay the Former Senior Notes and all amounts outstanding under the Senior Credit Facility. In connection with the refinancing transaction, the Company wrote off deferred financing costs of approximately $11.9 million and paid approximately $10.2 million in early redemption and consent costs related to the Former Senior Notes.

Former Senior Notes

On January 31, 2006, the Company completed an unregistered private offering of $220.0 million aggregate principal amount of 11.25% senior notes due 2014. Pursuant to an exchange offer, effective December 22, 2006, the Company exchanged all of the unregistered 11.25% senior notes due 2014 for new 11.25% senior notes due 2014 registered under the Securities Act of 1933 (the “Former Existing Notes”).

On September 24, 2010, the Company completed the private placement of $100.0 million in principal amount of 11.25% senior notes due 2014 (the “Former Additional Notes”). The Company used the proceeds from

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

the offering of the Former Additional Notes and cash on hand to repay a $100.0 million term loan the Company incurred to fund the purchase price of the EMCS acquisition and to pay certain transaction and integration costs related thereto, as described in more detail below under “Credit and Guaranty Agreement.” The Former Additional Notes were issued as additional notes under the indenture pursuant to which the Company issued the Former Existing Notes. The Former Additional Notes were treated as a single series with the Former Existing Notes under the indenture and had the same terms as the Former Existing Notes. The Company completed an offer to exchange registered notes for the Former Additional Notes as required by the terms of a registration rights agreement related to the Former Additional Notes on November 30, 2010. Approximately $1.0 million in principal amount of 11.25% senior notes due 2014 were not tendered for exchange and remained private unregistered notes. The Former Existing Notes, together with the Former Additional Notes and the private unregistered notes are referred to in this report as the “Former Senior Notes.” The Former Senior Notes were repaid during the three months ended June 30, 2011.

Credit and Guaranty Agreement

On July 13, 2010, in connection with the EMCS acquisition, the Company, Exopack Key Holdings, LLC, and certain subsidiaries of the Company, as guarantors, entered into a Credit and Guaranty Agreement (the “Credit Agreement”) with Goldman Sachs Lending Partners LLC (“GS Lending Partners”), as Sole Lead Arranger, Sole Lead Bookrunner, Administrative Agent, Syndication Agent and Documentation Agent. The Credit Agreement provided for a term loan of up to $100.0 million (the “Term Loan”). Immediately prior to the closing of the EMCS acquisition, the Company borrowed the full amount of the Term Loan and used the proceeds for (i) consideration in respect of the EMCS acquisition, (ii) certain transaction costs related to the EMCS acquisition and (iii) up to $5.0 million of integration costs in connection with the EMCS acquisition. The Company’s obligations under the Credit Agreement were guaranteed by the Company’s parent and certain subsidiaries of the Company set forth in the Credit Agreement.

The Term Loan was initially funded as a Base Rate Loan (as such term is defined in the Credit Agreement). As a Base Rate Loan, the Term Loan initially bore interest at a rate per annum equal to the Base Rate (as such term is defined in the Credit Agreement), which could not be less than 3.00% per annum, plus a margin of 8.25% per annum. The Company generally had the option under the Credit Agreement to convert all or part of the Term Loan to a Eurodollar Rate Loan. Any Eurodollar Rate Loan would bear interest at a rate per annum equal to the Adjusted Eurodollar Rate (as such term is defined in the Credit Agreement), which would not be less than 2.00% per annum, plus a margin of 9.25% per annum. In each case, interest on the unpaid principal amount of the Term Loan was at no time less than 12.00% per annum.

The Term Loan and related accrued interest was repaid on September 24, 2010 using proceeds received from the Company’s 2010 issuance of the Former Senior Notes.

The Company paid $11.6 million in deferred financing fees related to the Credit Agreement and the 2010 issuance of the Former Senior Notes during the year ended December 31, 2010. These deferred financing fees were transferred to the Former Senior Notes and were written off with the repayment of the Former Senior Notes during the three months ended June 30, 2011.

Lease Transactions

On July 12, 2010, the Company completed an equipment sale/leaseback transaction with a third party that resulted in net proceeds of approximately $4.9 million, after fees and deposits. These funds were subsequently used to reduce amounts outstanding under the Senior Credit Facility. The Company determined that this lease

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

qualified as a capital lease (“Sale/Leaseback Lease”) and, accordingly, recorded a capital lease obligation equal to the present value of the minimum lease payments of approximately $5.2 million. The lease term is five years with a lease expiration date of July 2015. At September 30, 2011, approximately $1.7 million in security deposits refundable at lease expiration are included in other assets on the accompanying consolidated balance sheet.

In conjunction with the EMCS acquisition, the Company assumed one lease related to real estate (“EMCS Real Estate Lease”) and three leases related to extrusion equipment that the Company determined qualified as capital leases. The Company recorded a total capital lease obligation equal to the present value of the minimum lease payments, or approximately $9.2 million. The leases expired over various periods with the EMCS Real Estate Lease expiring in May 2019 and the three equipment leases expiring in May 2014, September 2014 and December 2017, respectively. Subsequent to the EMCS acquisition, the Company re-negotiated two of the equipment leases. The remaining equipment lease was canceled and the equipment was purchased by the Company for approximately $1.5 million. The new equipment lease (“EMCS Equipment Lease”) expires in September 2014. At September 30, 2011, approximately $1.4 million in security deposits refundable at lease expiration are included in other assets in the accompanying consolidated balance sheet.

On September 1, 2011 the Company entered into a lease agreement with a third party related to real estate for the facility located in Thomasville, North Carolina. The Company has determined this lease qualifies as a capital lease (“Thomasville Real Estate Lease”) and, accordingly, has recorded a capital lease obligation equal to the present value of the minimum lease payments of approximately $2.3 million. The lease term is ten years and four months with a lease expiration date of December 31, 2021.

The components of the Company’s capital leases are as follows at September 30, 2011.

Original Lease Name	Lease Term	Plant Property & Equipment	Accumulated Depreciation	Net Book Value	Capital Lease Obligation
					Short Term	Long Term	Total
(in thousands of dollars)
Sale/Leaseback Lease	5 years	$5,154	$(1,289)	$3,865	$888	$2,923	$3,811
EMCS Real Estate Lease	9 years	4,446	(178)	4,268	77	4,281	4,358
EMCS Equipment Lease	4 years	3,631	(1,190)	2,441	847	1,924	2,771
Thomasville Real Estate Lease	10.3 years	2,307	(19)	2,288	137	2,160	2,297

Total		$15,538	$(2,676)	$12,862	$1,949	$11,288	$13,237

6. Stock Option Plan

In December 2005, CPG’s Board of Directors approved the establishment of the 2005 Stock Option Plan of CPG Finance, Inc. (the “2005 Stock Option Plan”), in which officers and certain key employees of the Company are able to participate, and reserved 100,000 shares of CPG’s non-voting common shares for the 2005 Stock Option Plan. Under the 2005 Stock Option Plan, options have a term of no longer than ten years and vest ratably over a five year period.

The FASB revised guidance related to share based payments in December of 2004. This guidance requires nonpublic companies that have used the “minimum value method” under the previous guidance for either recognition or pro forma purposes to use the prospective method of the new guidance for transition. The prospective method allows companies to continue to account for previously issued awards that remain outstanding at the date of adopting the new guidance using pre-existing accounting standards and, accordingly,

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

there will be no future material compensation expense related to the options issued in December 2005. The pro forma impact of the December 2005 options would be immaterial for disclosure purposes during 2011 and 2010. The prospective method also requires nonpublic companies to record compensation costs in accordance with the new guidance only for awards issued, modified, repurchased, or cancelled after the effective date. Compensation expense related to options issued subsequent to the adoption of the new guidance is being recorded ratably over the vesting period of five years. CPG issued 4,500 and 11,000 options for the nine months ended September 30, 2011 and September 30, 2010, respectively. The Company recorded stock compensation expense of approximately $148,000 and $13,000 during the three months ended September 30, 2011 and 2010, respectively, and approximately $305,000 and $206,000 during the nine months ended September 30, 2011 and 2010, respectively. As of September 30, 2011, the total compensation cost related to non-vested awards not yet recognized was approximately $987,000. This compensation cost is expected to be recognized over the remaining weighted-average period of 2.1 years.

The fair value of options granted during the three and nine months ended September 30, 2011 was estimated using the Black-Scholes pricing model. The estimated fair value of $52.00 was based on a 10-year weighted-average expected life, a risk-free interest rate of 2.03% and volatility of 40%.

The following tables summarize information about stock options outstanding at September 30, 2011 (there were no stock options exercisable at September 30, 2011).

	Options Outstanding
Exercise Price	Number Outstanding	Weighted-average Remaining Contractual Life
$72	42,400	4.0 years
$130	1,500	4.7 years
$140	4,200	5.3 years
$184	1,550	5.6 years
$163	10,850	6.0 years
$140	5,000	6.4 years
$139	11,000	8.9 years
$198	600	8.9 years
$98	4,500	9.9 years

	81,600	6.0 years

	Options Outstanding	Weighted-average Exercise Price	Aggregate Intrinsic Value	Weighted-average Remaining Contractual Life
Options outstanding at December 31, 2010	80,600	$107.19
Granted	4,500	$98.00
Forfeited	(3,500)	$114.83

Options outstanding at September 30, 2011	81,600	$106.35	—	6.0 years

There were 18,400 options available for grant at September 30, 2011 under the 2005 Stock Option Plan.

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

7. Employee Benefit Plans and Other Programs

Defined Benefit Plans

The pension assets and obligations of the Retirement Plan of Exopack, LLC (the “Retirement Plan”) and the pension obligations of the Exopack, LLC Pension Restoration Plan for Salaried Employees (the “Restoration Plan”) (collectively, the “Pension Plans”) were transferred to and assumed by the Company in connection with the acquisition of Exopack in 2005. Substantially all full-time employees of Exopack, LLC hired prior to June 30, 2003 were eligible to participate in the Retirement Plan. The Pension Plans were frozen prior to the acquisition of Exopack in 2005. Accordingly, the employees’ final benefit calculation under the Pension Plans was the benefit they had earned under the Pension Plans as of the date the Pension Plans were frozen. This benefit will not be diminished, subject to the terms and conditions of the Pension Plans, which will remain in effect. The Company also sponsors a postretirement benefit plan covering, on a restricted basis, certain Exopack employees pursuant to a collective bargaining agreement.

In conjunction with the EMCS acquisition, the Company assumed a defined benefit pension plan for certain employees at the Menasha, Wisconsin facility. Employees hired prior to March 1, 2010 were eligible to participate in the plan upon completion of 1,000 service hours. This plan was subsequently incorporated into the Retirement Plan of Exopack, LLC.

The components of the net periodic benefit cost for the Pension Plans and the postretirement benefit plan are as follows for the three and nine months ended September 30, 2011 and 2010:

Pension plans

	Three Months Ended		Nine Months Ended
(in thousands of dollars)	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Service cost	$87	$—	$305	$—
Interest cost	893	823	2,487	2,469
Expected return on plan assets	(880)	(839)	(2,436)	(2,517)
Amortization of net actuarial losses (gains)	102	30	299	90

Net periodic benefit cost	$202	$14	$655	$42

Postretirement benefit plan

	Three Months Ended		Nine Months Ended
(in thousands of dollars)	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Service cost	$6	$6	$18	$18
Interest cost	8	8	24	24
Amortization of net actuarial gains	(4)	(4)	(12)	(12)

Net periodic benefit cost	$10	$10	$30	$30

The Company contributed approximately $1.8 million and $518,000, to the Retirement Plan during the three months ended September 30, 2011 and 2010, respectively and approximately $2.7 million and $1.1 million during the nine months ended September 30, 2011 and 2010, respectively. Contributions of approximately

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

$538,000 are expected to be made to the Retirement Plan during the remainder of 2011. At September 30, 2011, the fair value of the assets of the Pension Plans was estimated at $44.5 million, down from $47.1 million at December 31, 2010.

Retirement Plan for Employees of Exopack Performance Films, Inc.

On January 29, 2008, the Company adopted the Retirement Plan for employees of Exopack Performance Films, Inc., retroactive to December 1, 2007. Exopack Performance Films’ employees at the Whitby location are eligible to participate in the plan. There are two portions of the plan, a defined contribution plan and a savings plan. In the defined contribution plan, contributions are made by the Company only and are based on an age and service formula. The Company contributed approximately $82,000 and $91,000 to the defined contribution plan during the three months ended September 30, 2011 and 2010, respectively, and approximately $241,000 and $274,000 during the nine months ended September 30, 2011 and 2010, respectively. In addition, employees can contribute to the savings plan and receive a match of 50% on the first 4% the employee defers into the plan. Employer contributions to the savings plan were discontinued as of March 1, 2010 and no further employer contributions will be made to the plan. Accordingly, total expense related to the savings plan was zero for the three months ended September 30, 2011 and 2010, and zero and $30,000 for the nine months ended September 30, 2011 and 2010, respectively.

Exopack, LLC Savings Plan

The Company has a 401(k) plan, which is a defined contribution plan that covers all full-time employees in the United States. The Company partially matches employee contributions which vest immediately. Expense totaled approximately $481,000 and $421,000 for the three months ended September 30, 2011 and 2010, respectively and approximately $1.5 million and $1.2 million for the nine months ended September 30, 2011 and 2010, respectively. This significant increase period over period is primarily related to an increase in the employer matching contribution to 3% from 2% effective January 1, 2011.

Deferred Compensation Agreements

The Company has unfunded deferred compensation agreements, assumed in connection with the acquisition of Cello-Foil in 2005. The Company is obligated to provide certain deferred compensation for these Cello-Foil employees over specified periods beginning at age 62. In addition, the Company has agreed to provide certain death benefits for the employees to be paid over a specified period. The Company is accruing its obligations over the estimated period of employment of the individuals to age 62. As of September 30, 2011, the Company had two individuals receiving benefits under the agreements. The deferred compensation liability for these agreements was approximately $277,000 and $321,000 at September 30, 2011 and December 31, 2010, respectively (recorded in “other liabilities” in the accompanying consolidated balance sheets). Deferred compensation expense for each of the three and nine months ended September 30, 2011 and 2010 was insignificant.

Management Incentive Compensation Plan

The Company maintains a management incentive compensation plan for eligible management personnel based on both Company and individual performance against pre-defined goals. The plan provides for quarterly cash payments of 66.7% of the quarterly amount earned and 33.3% is accrued and held back for payment once the annual audit is finalized. The Company recognized charges of approximately $411,000 and $941,000 for the

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

three months ended September 30, 2011 and 2010, respectively, and approximately $2.0 million and $2.2 million for the nine months ended September 30, 2011 and 2010, respectively, for benefits under the management incentive compensation plan.

In conjunction with the EMCS acquisition, the Company assumed a management incentive plan that remained in place until the end of 2010. The Company recognized charges of $322,000 for the three and nine months ended September 30, 2010 for benefits under this plan.

Option Holder Bonus Agreements

During June 2011, CPG entered into bonus agreements (the “Bonus Agreements”) with the employees of the Company who hold options to purchase shares of CPG’s common stock. The Bonus Agreements provide for the payment to each employee holding options an amount equal to the dividend amount per share minus the exercise price per share. Following entry into the Bonus Agreements, CPG made cash payments to employees holding vested in-the-money options. Additional payments will be made as the options vest, expire, and upon certain events of termination of the applicable employee’s employment or the occurrence of certain change of control events. The Company recognized charges related to these bonus agreements of approximately $322,000 and $3.9 million during the three and nine months ended September 30, 2011, respectively.

8. Severance Expenses

During the three and nine months ended September 30, 2011 and 2010, the Company terminated the employment of certain employees and eliminated their positions. During the three months ended March 31, 2010, the Company also extended a voluntary early retirement option to certain salaried employees and a voluntary separation option to certain hourly employees at one of its consumer food and specialty packaging segment facilities. In connection with these terminations, the Company recorded employee termination costs of approximately $646,000 and $292,000 for the three months ended September 30, 2011 and 2010, respectively, and approximately $1.1 million and $2.5 million for the nine months ended September 30, 2011 and 2010, respectively. The amounts were included in “Selling, general and administrative expenses” in the consolidated statements of operations. Approximately $419,000 in severance was accrued at December 31, 2010. Of these amounts, the Company paid approximately $1.0 million through September 30, 2011, and approximately $485,000 remained accrued for employee termination benefits at September 30, 2011, which the Company expects will primarily be paid in 2011.

9. Contingencies

From time to time, the Company becomes party to legal proceedings and administrative actions, which are of an ordinary or routine nature, incidental to the operations of the Company. Although it is difficult to predict the outcome of any legal proceeding, in the opinion of the Company’s management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flows.

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

10. Comprehensive Income (Loss)

The components of comprehensive income (loss) are as follows for the three and nine months ended September 30, 2011 and 2010:

	Three Months Ended		Nine Months Ended
(in thousands of dollars)	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Net Loss	$(1,569)	$(517)	$(16,056)	$(3,394)
Translation adjustment	(1,726)	825	(952)	349

Comprehensive Loss	$(3,295)	$308	$(17,008)	$(3,045)

The following table summarizes the components of accumulated other comprehensive loss and the changes in accumulated other comprehensive loss for the nine months ended September 30, 2011:

(in thousands of dollars)	Foreign Currency Translation Adjustments	Pension and Post Retirement Plans Liability	Cumulative Tax Effect on Liability	Accumulated Comprehensive Income (Loss)
Balances at December 31, 2010	$(315)	$(10,556)	$3,776	$(7,095)
Year-to date net change	(952)	—	—	(952)

Balances at September 30, 2011	$(1,267)	$(10,556)	$3,776	$(8,047)

11. Related Party Transactions

Fees Related to Management and Consulting Services

In 2005, the Company entered into a management services agreement with Sun Capital Partners Management IV, LLC, an affiliate of Sun Capital (“Sun Capital Management”). The management services agreement was amended on January 31, 2006. Pursuant to the terms of the agreement, as amended, Sun Capital Management has provided and will provide the Company with certain financial and management consulting services, subject to the supervision of the Company’s Board of Directors. In exchange for these services, the Company will pay Sun Capital Management an annual management fee equal to the greater of $1.0 million or 2% of EBITDA (as defined in the management services agreement). On May 31, 2011, the management services agreement was replaced with a new consulting agreement (the “consulting agreement”), which will terminate on May 31, 2021. Pursuant to the terms of the consulting agreement, Sun Capital Management has provided and will provide the Company with certain financial and management consulting services, subject to the supervision of the Company’s Board of Directors. In exchange for these services, the Company will pay Sun Capital Management an annual consulting fee equal to the greater of $3.0 million or 6% of EBITDA (as defined in the consulting agreement), not to exceed $6.0 million annually.

The Company incurred management and consultant fees and other related expenses under the management services and the consulting agreements of approximately $1.5 million and $576,000 during the three months ended September 30, 2011 and 2010, respectively, and approximately $3.0 million and $1.3 million during the nine months ended September 30, 2011 and 2010, respectively. Such fees are reflected in “Selling, general and administrative expenses” in the accompanying consolidated statements of operations.

The Company incurred approximately $12,000 for certain additional consulting fees from Sun Capital Management during each of the three months ended September 30, 2011 and 2010, and approximately $40,000 and $38,000 during the nine months ended September 30, 2011 and 2010, respectively.

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

Fees Related to Transactions

In addition to the above fees, in connection with any consulting services provided to the Company, its subsidiaries, or its stockholders with respect to certain corporate events, including, without limitation, refinancing, restructurings, equity or debt offerings, acquisitions, mergers, consolidations, business combinations, sales and divestitures, Sun Capital Management is entitled to 1.0% of the aggregate consideration paid (including liabilities assumed) in connection with the applicable corporate event as well as any customary and reasonable fees. The Company will also reimburse Sun Capital Management for all out-of-pocket expenses incurred in the performance of the services under the consulting agreement. The Company incurred management fees and other related expenses under the consulting agreement of approximately $1.6 million associated with the Recapitalization Transactions during the nine months ended September 30, 2011. These fees are included in “deferred financing costs” in the accompanying consolidated balance sheet. The Company incurred approximately $938,000 in management services under the agreement for management services related to the EMCS acquisition for the nine months ended September 30, 2010. In addition, the Company incurred approximately $234,000 in reimbursable expenses related to the EMCS acquisition during the nine months ended September 30, 2010, which were reimbursed during the second quarter of 2010. These fees are reflected in “selling, general, and administrative expenses” in the accompanying consolidated statements of operations.

Dividends Paid

As a result of the Recapitalization Transactions, a dividend of $150.0 million was paid to an affiliate of Sun Capital on May 31, 2011.

12. Segments and Significant Customers

Segments

The Company identifies its reportable segments in accordance with FASB guidance for disclosures about segments of an enterprise and related information, by reviewing the nature of products sold, nature of the production processes, type and class of customer, methods to distribute product and nature of regulatory environment. While all of these factors were reviewed, the Company believes that the most significant factors for the Company are the nature of its products, the nature of the production process and the type of customers served.

The Company’s operations consist of four reportable segments: (i) pet food and specialty packaging, (ii) consumer food and specialty packaging, (iii) performance packaging and (iv) coated products. The pet food and specialty packaging segment produces products used in applications such as pet food, lawn and garden, charcoal, and popcorn packaging. The consumer food and specialty packaging segment produces products used in applications such as fresh meat, natural cheese and dairy foods, beverages, personal care, frozen foods, confectionary, breakfast foods, and films. The performance packaging segment produces products used in applications such as building materials, chemicals, agricultural products and food ingredient packaging. The coated products segment produces precision coated films, foils, fabrics and other substrates for imaging, electronics, medical and optical technologies.

The EMCS acquisition, which primarily includes meat and cheese packaging products, is included in the consumer food and specialty packaging segment for the three and nine months ended September 30, 2011 and the three months ended September 30, 2010.

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

The Company evaluates performance based on profit or loss from operations. During the three and nine months ended September 30, 2011 and 2010, segment data includes a charge allocating certain corporate costs to each of its segments, as summarized in the table below:

	Three Months Ended		Nine Months Ended
(in thousands of dollars)	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Pet food and specialty packaging	$1,263	$1,534	$4,124	$4,749
Consumer food and specialty packaging	2,245	2,657	6,923	5,264
Performance packaging	1,178	1,288	3,947	3,794

Total allocations	$4,686	$5,479	$14,994	$13,807

Certain prior year amounts related to the consumer food and specialty packaging segment have been reclassified for comparability to the current year presentation which reflects the EMCS integration of personnel into corporate departments.

Due to the autonomy of the coated products segment in relation to the other segments, no corporate costs were allocated to this segment during the three or nine months ended September 30, 2011 or 2010.

While sales and transfers between segments are recorded at cost plus a reasonable profit, the effects of intersegment sales are excluded from the computations of segment operating income. Intercompany profit is eliminated in consolidation and is not significant for the periods presented.

Corporate operating losses consist principally of certain unallocated corporate costs.

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

The table below presents information about the Company’s reportable segments for the three and nine months ended September 30, 2011 and 2010.

	Three Months Ended		Nine Months Ended
(in thousands of dollars)	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Revenues from external customers:
Pet food and specialty packaging	$58,972	$59,869	$175,351	$172,306
Consumer food and specialty packaging	98,637	93,746	296,960	209,091
Performance packaging	41,370	42,167	129,940	130,044
Coated products	20,665	20,907	61,641	57,766

Total	$219,644	$216,689	$663,892	$569,207

Intersegment revenues:
Pet food and specialty packaging	$1,237	$67	$2,897	$177
Consumer food and specialty packaging	4,696	3,888	15,077	14,477
Performance packaging	136	346	566	576
Coated products	—	—	—	—

Total	$6,069	$4,301	$18,540	$15,230

Operating income:
Pet food and specialty packaging	$6,174	$6,780	$20,931	$18,126
Consumer food and specialty packaging	8,520	6,621	26,229	10,572
Performance packaging	2,247	3,313	6,569	9,917
Coated products	3,442	3,746	9,817	8,514
Corporate	(9,626)	(10,444)	(30,524)	(25,618)

Total	10,757	10,016	33,022	21,511
Interest expense—Corporate	12,976	10,922	36,572	25,053
Loss on early extinguishment of debt	—	—	22,051	—
Other income, net	(96)	(96)	(150)	(897)

Loss before income taxes	$(2,123)	$(810)	$(25,451)	$(2,645)

Significant Customers

No customer accounted for more than 10% of the Company’s net sales during the nine months ended September 30, 2011 and 2010. One customer, primarily within the Company’s pet food and specialty segment, accounted for 11.5% and 10.9% of the Company’s total accounts receivable at September 30, 2011 and December 31, 2010, respectively.

13. Supplemental Guarantor Financial Information

The Senior Notes are jointly, severally, fully and unconditionally guaranteed by the Company’s domestic restricted subsidiaries. Each guarantor subsidiary is 100% owned, directly or indirectly, by the Company within the meaning of Rule 3-10(h) of Regulation S-X. The Senior Notes include a provision which allows for a guarantor subsidiary to be released of any obligation under the subsidiary guarantee under certain conditions. These conditions include the sale or other disposition of all or substantially all of the guarantor subsidiary’s assets, the sale or other disposition of all the Capital Stock of the guarantor subsidiary, change in the designation

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

of any restricted subsidiary as an unrestricted subsidiary by the Company, or upon legal defeasance or satisfaction and discharge of the Senior Notes. Following are consolidating financial statements of the Company, including the guarantors, provided pursuant to Rule 3-10 of Regulation S-X in lieu of separate financial statements of each subsidiary guaranteeing the Senior Notes.

The following consolidating financial statements present the balance sheets as of September 30, 2011 and December 31, 2010, the statements of operations for the three and nine months ended September 30, 2011 and 2010, and the statements of cash flows for the nine months ended September 30, 2011 and 2010, of (i) Exopack Holding Corp. (the “Parent”), (ii) the domestic subsidiaries of Exopack Holding Corp. (the “Guarantor Subsidiaries”), (iii) the foreign subsidiaries of Exopack Holding Corp. (the “Nonguarantor Subsidiaries”), and (iv) the eliminations necessary to arrive at the information for the Company on a consolidated basis. The Parent and the Guarantor Subsidiaries have each reflected investments in their respective subsidiaries under the equity method of accounting. There are no restrictions limiting transfers of cash from Guarantor Subsidiaries and Nonguarantor Subsidiaries to the Parent. The consolidating financial statements should be read in conjunction with the accompanying consolidated financial statements of the Company.

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

CONSOLIDATING BALANCE SHEET AS OF SEPTEMBER 30, 2011

(in thousands of dollars)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash	$—	$72	$1,239	$—	$1,311
Trade accounts receivable (net of allowance for uncollectible accounts of $1,294)	—	81,857	16,140	—	97,997
Other receivables	—	2,547	582	—	3,129
Inventories	—	96,020	14,549	—	110,569
Deferred income taxes	—	3,540	59	—	3,599
Prepaid expenses and other current assets	—	3,066	1,069	—	4,135

Total current assets	—	187,102	33,638	—	220,740
Property, plant, and equipment, net	—	196,444	24,952	—	221,396
Deferred financing costs, net	6,465	11,341	—	—	17,806
Intangible assets, net	—	89,565	567	—	90,132
Goodwill	—	68,943	706	—	69,649
Investment in subsidiaries	(10,970)	13,879	—	(2,909)	—
Intercompany receivables	35,640	27,767	(2,907)	(60,500)	—
Other assets	—	8,709	149	—	8,858

Total assets	$31,135	$603,750	$57,105	$(63,409)	$628,581

Liabilities and Stockholder’s (Deficit) Equity
Current liabilities
Revolving credit facility and current portion of long-term debt and capital leases	$—	$5,449	$2,531	$—	$7,980
Accounts payable	—	69,605	11,068	—	80,673
Accrued liabilities	7,834	28,953	2,171	—	38,958
Income taxes payable	—	(73)	983	—	910

Total current liabilities	7,834	103,934	16,753	—	128,521

Long-term liabilities
Long-term debt, less current portion	235,000	345,625	—	—	580,625
Capital lease obligations, less current portion	—	11,288	—	—	11,288
Deferred income taxes	(64,947)	86,018	1,207	—	22,278
Intercompany payables	(20,044)	55,818	24,726	(60,500)	—
Other liabilities	—	12,037	540	—	12,577

Total long-term liabilities	150,009	510,786	26,473	(60,500)	626,768

Commitments and contingencies
Stockholder’s (deficit) equity
Preferred stock, par value, $0.001 per share—100,000 shares authorized, no shares issued and outstanding	—	—	—	—	—
Common stock, par value, $0.001 per share—2,900,000 shares authorized, 1 share issued and outstanding	—	—	—	—	—
(Distributions in excess of) Additional paid-in capital	(76,174)	(76,174)	30,095	46,079	(76,174)
Accumulated other comprehensive (loss) income, net	(8,047)	(8,047)	(2,091)	10,138	(8,047)
Accumulated deficit	(42,487)	73,251	(14,125)	(59,126)	(42,487)

Total stockholder’s (deficit) equity	(126,708)	(10,970)	13,879	(2,909)	(126,708)

Total liabilities and stockholder’s equity (deficit)	$31,135	$603,750	$57,105	$(63,409)	$628,581

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2010

(in thousands of dollars)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash	$—	$48	$2,460	$—	$2,508
Trade accounts receivable (net of allowance for uncollectible accounts of $1,550)	—	80,979	13,972	—	94,951
Other receivables	—	2,914	549	—	3,463
Inventories	—	91,727	12,001	—	103,728
Deferred income taxes	—	3,643	60	—	3,703
Prepaid expenses and other current assets	—	2,196	1,044	—	3,240

Total current assets	—	181,507	30,086	—	211,593
Property, plant, and equipment, net	—	191,646	22,647	—	214,293
Deferred financing costs, net	13,760	1,238	—	—	14,998
Intangible assets, net	—	92,383	601	—	92,984
Goodwill	—	68,943	699	—	69,642
Investment in subsidiaries	127,036	5,392	—	(132,428)	—
Intercompany receivables	35,640	24,817	(363)	(60,094)	—
Other assets	—	5,962	336	—	6,298

Total assets	$176,436	$571,888	$54,006	$(192,522)	$609,808

Liabilities and Stockholder’s Equity
Current liabilities
Revolving credit facility and current portion of long-term debt	$—	$51,624	$7,191	$—	$58,815
Accounts payable	—	71,828	11,779	—	83,607
Accrued liabilities	15,000	29,363	2,505	—	46,868
Income taxes payable	—	16	956	—	972

Total current liabilities	15,000	152,831	22,431	—	190,262

Long-term liabilities
Long-term debt, less current portion	320,000	—	—	—	320,000
Capital lease obligations, less current portion	—	10,501	—	—	10,501
Deferred income taxes	(47,965)	79,616	1,227	—	32,878
Intercompany payables	(150,594)	186,368	24,320	(60,094)	—
Other liabilities	—	15,536	636	—	16,172

Total long-term liabilities	121,441	292,021	26,183	(60,094)	379,551

Commitments and contingencies
Stockholder’s equity
Preferred stock, par value, $0.001 per share—100,000 shares authorized, no shares issued and outstanding	—	—	—	—	—
Common stock, par value, $0.001 per share—2,900,000 shares authorized, 1 share issued and outstanding	—	—	—	—	—
Additional paid-in capital	73,521	73,521	23,897	(97,418)	73,521
Accumulated other comprehensive (loss) income, net	(7,095)	(7,095)	(1,988)	9,083	(7,095)
Accumulated deficit	(26,431)	60,610	(16,517)	(44,093)	(26,431)

Total stockholder’s equity	39,995	127,036	5,392	(132,428)	39,995

Total liabilities and stockholder’s equity	$176,436	$571,888	$54,006	$(192,522)	$609,808

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE THREE

MONTHS ENDED SEPTEMBER 30, 2011

(in thousands of dollars)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$192,771	$31,523	$(4,650)	$219,644
Cost of sales	—	167,569	27,627	(4,650)	190,546

Gross margin	—	25,202	3,896	—	29,098
Selling, general and administrative expenses	147	16,282	1,912	—	18,341

Operating (loss) income	(147)	8,920	1,984	—	10,757

Other expenses (income)
Interest expense	5,468	7,021	487	—	12,976
Loss on early extinguishment of debt	—	—	—	—	—
Other (income) expense, net	—	(207)	111	—	(96)

Net other expense	5,468	6,814	598	—	12,880

(Loss) income before income taxes	(5,615)	2,106	1,386	—	(2,123)
(Benefit from) provision for income taxes	(1,735)	847	334	—	(554)

Net (loss) income before equity in earnings of affiliates	(3,880)	1,259	1,052	—	(1,569)
Equity in earnings (loss) of affiliates	2,311	1,052	—	(3,363)	—

Net (loss) income	$(1,569)	$2,311	$1,052	$(3,363)	$(1,569)

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE THREE

MONTHS ENDED SEPTEMBER 30, 2010

(in thousands of dollars)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$188,259	$31,659	$(3,229)	$216,689
Cost of sales	—	162,470	28,139	(3,229)	187,380

Gross margin	—	25,789	3,520	—	29,309
Selling, general and administrative expenses	(13)	17,737	1,569	—	19,293

Operating (loss) income	13	8,052	1,951	—	10,016

Other expenses (income)
Interest expense	9,104	1,397	421	—	10,922
Other (income) expense, net	—	(143)	47	—	(96)

Net other expense	9,104	1,254	468	—	10,826

(Loss) income before income taxes	(9,091)	6,798	1,483	—	(810)
(Benefit from) provision for income taxes	(2,643)	1,889	461	—	(293)

Net (loss) income before equity in earnings of affiliates	(6,448)	4,909	1,022	—	(517)
Equity in earnings (loss) of affiliates	5,931	1,022	—	(6,953)	—

Net (loss) income	$(517)	$5,931	$1,022	$(6,953)	$(517)

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE NINE

MONTHS ENDED SEPTEMBER 30, 2011

(in thousands of dollars)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$584,311	$94,316	$(14,735)	$663,892
Cost of sales	—	505,922	83,122	(14,735)	574,309

Gross margin	—	78,389	11,194	—	89,583
Selling, general and administrative expenses	304	51,350	4,907	—	56,561

Operating (loss) income	(304)	27,039	6,287	—	33,022

Other expenses (income)
Interest expense	23,324	11,815	1,433	—	36,572
Loss on early extinguishment of debt	22,051	—	—	—	22,051
Other (income) expense, net	—	(1,531)	381	1,000	(150)

Net other expense	45,375	10,284	1,814	1,000	58,473

(Loss) income before income taxes	(45,679)	16,755	4,473	(1,000)	(25,451)
(Benefit from) provision for income taxes	(16,982)	6,506	1,081	—	(9,395)

Net (loss) income before equity in earnings of affiliates	(28,697)	10,249	3,392	(1,000)	(16,056)
Equity in earnings (loss) of affiliates	12,641	2,392	—	(15,033)	—

Net (loss) income	$(16,056)	$12,641	$3,392	$(16,033)	$(16,056)

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE NINE

MONTHS ENDED SEPTEMBER 30, 2010

(in thousands of dollars)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$482,704	$97,126	$(10,623)	$569,207
Cost of sales	—	419,343	90,063	(10,623)	498,783

Gross margin	—	63,361	7,063	—	70,424
Selling, general and administrative expenses	206	42,228	6,479	—	48,913

Operating (loss) income	(206)	21,133	584	—	21,511

Other expenses (income)
Interest expense	20,766	3,062	1,225	—	25,053
Other (income) expense, net	—	(1,915)	424	594	(897)

Net other expense	20,766	1,147	1,649	594	24,156

(Loss) income before income taxes	(20,972)	19,986	(1,065)	(594)	(2,645)
(Benefit from) provision for income taxes	(6,792)	6,455	1,086	—	749

Net (loss) income before equity in earnings of affiliates	(14,180)	13,531	(2,151)	(594)	(3,394)
Equity in earnings (loss) of affiliates	10,786	(2,745)	—	(8,041)	—

Net (loss) income	$(3,394)	$10,786	$(2,151)	$(8,635)	$(3,394)

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE NINE

MONTHS ENDED SEPTEMBER 30, 2011

(in thousands of dollars)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net (loss) income	$(16,056)	$12,641	$3,392	$(16,033)	$(16,056)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	2,200	25,240	2,784	—	30,224
Equity in (earnings) loss of affiliates	(12,641)	(2,392)	—	15,033	—
Deferred income tax (benefit) provision	(16,982)	6,505	(31)	—	(10,508)
Stock compensation expense	305	305	—	(305)	305
Loss on early extinguishment of debt	11,883	—	—	—	11,883
Loss (gain) on sale and disposition of property, plant and equipment	—	971	(62)	—	909
Changes in operating assets and liabilities:
Receivables	—	(878)	(2,377)	—	(3,255)
Inventories	—	(4,293)	(2,718)	—	(7,011)
Prepaid expenses and other assets	—	(688)	(88)	—	(776)
Accounts payable and accrued and other liabilities	(7,166)	(5,790)	(923)	—	(13,879)
Income tax receivable/payable	—	(89)	17	—	(72)

Net cash (used in) provided by operating activities	(38,457)	31,532	(6)	(1,305)	(8,236)

Cash flows from investing activities
Repayments from joint venture		85			85
Purchases of property, plant and equipment, including capitalized software	—	(29,473)	(5,306)	—	(34,779)
Proceeds from sales of property, plant and equipment	—	1,318	65	—	1,383
Investments in subsidiaries	(305)	—	—	305	—

Net cash (used in) provided by investing activities	(305)	(28,070)	(5,241)	305	(33,311)

Cash flows from financing activities
Repayment of subordinated term loan	—	(33)	—	—	(33)
Issuance of new term loan	—	350,000	—	—	350,000
Repayments on new term loan	—	(875)	—	—	(875)
Repayment of capital lease obligations	—	(1,447)	—	—	(1,447)
Deferred loan costs paid	(6,788)	(10,965)	—	—	(17,753)
Dividend to parent	—	(150,000)	(1,000)	1,000	(150,000)
Issuance of senior notes	235,000	—	—	—	235,000
Repayment of former senior notes	(320,000)	—	—	—	(320,000)
Borrowings under revolving credit facility	—	748,233	60,982	—	809,215
Repayments of revolving credit facility	—	(797,948)	(65,746)	—	(863,694)
Intercompany borrowings (repayments)	130,550	(133,356)	2,806		—
Capital contribution from guarantors	—	(6,198)	6,198	—	—

Net cash provided by (used in) financing activities	38,762	(2,589)	3,240	1,000	40,413
Effect of exchange rate changes on cash	—	(849)	786	—	(63)

Increase (decrease) in cash	—	24	(1,221)	—	(1,197)
Cash
Beginning of period	—	48	2,460	—	2,508

End of period	$—	$72	$1,239	$—	$1,311

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE NINE

MONTHS ENDED SEPTEMBER 30, 2010

(in thousands of dollars)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net (loss) income	$(3,394)	$10,786	$(2,151)	$(8,635)	$(3,394)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,536	18,810	2,483	—	22,829
Equity in (earnings) loss of affiliates	(10,786)	2,745	—	8,041	—
Deferred income tax (benefit) provision	(6,792)	6,433	(46)	—	(405)
Stock compensation expense	206	206	—	(206)	206
Loss (gain) on sales and disposal of property, plant and equipment	—	535	(62)	—	473
Changes in operating assets and liabilities:
Receivables	—	(12,493)	(1,641)	—	(14,134)
Inventories	—	(7,934)	3,072	—	(4,862)
Prepaid expenses and other assets	—	(2,612)	2,189	—	(423)
Accounts payable and accrued and other liabilities	(4,312)	10,056	1,118	—	6,862
Income tax receivable/payable	—	(6)	218	—	212

Net cash (used in) provided by operating activities	(23,542)	26,526	5,180	(800)	7,364

Cash flows from investing activities
Investment in joint venture	—	(425)	—	—	(425)
Purchases of property, plant and equipment	—	(16,738)	(1,637)	—	(18,375)
Proceeds from sales of property, plant and equipment	—	6,958	238	—	7,196
Investments in subsidiaries	(206)	—	—	206	—
Acquisition of business	—	(82,124)	—	—	(82,124)

Net cash (used in) provided by investing activities	(206)	(92,329)	(1,399)	206	(93,728)

Cash flows from financing activities
Repayment of subordinated term loans	—	(36)	—	—	(36)
Borrowings on term loan	100,000	—	—	—	100,000
Repayments on term loan	(100,000)	—	—	—	(100,000)
Repayment of capital lease obligations	—	(404)	—	—	(404)
Deferred financing costs paid	(11,068)	(1,255)	—	—	(12,323)
Issuance of senior notes	100,000	—	—	—	100,000
Borrowings under revolving credit facility	—	623,382	45,247	—	668,629
Repayments of revolving credit facility	—	(617,889)	(50,827)	—	(668,716)
Intercompany borrowings (repayments)	(65,184)	61,796	3,388	—	—
Dividends paid	—	—	(594)	594	—

Net cash provided by (used in) financing activities	23,748	65,594	(2,786)	594	87,150
Effect of exchange rate changes on cash	—	445	(389)	—	56

Increase in cash	—	236	606	—	842
Cash
Beginning of period	—	160	473	—	633

End of period	$—	$396	$1,079	$—	$1,475

Exopack Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(unaudited)

14. Income Taxes

Income taxes are recorded under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We do not currently intend to repatriate earnings, if any, from our Canadian subsidiaries, and consider these earnings to be permanently invested outside the U.S. As a result, no deferred tax liability has been recognized for earnings from our Canadian subsidiaries. We have provided for deferred U.S. taxes on all undistributed earnings from our U.K. subsidiaries. Prior to the fourth quarter of 2010, we had not recognized a deferred tax liability for earnings from our U.K. subsidiaries because we considered these earnings to be permanently invested overseas. During the fourth quarter of 2010, we determined that these earnings should no longer be considered indefinitely invested as a result of the continued success of our U.K. operations and concurrent increase in the need for funds to service the additional indebtedness incurred for the EMCS acquisition and other business strategies.

The effective income tax rate for 2011 was approximately 37%. The effective income tax rate for 2010 reflects significant foreign losses which the Company does not believe will result in a tax benefit, as well as foreign income in a separate jurisdiction for which the Company recorded tax expense. The Company’s tax expense is based on projected earnings and losses by jurisdiction for the annual period. During the three months ended September 30, 2011, the Company revised its estimated annual effective tax rate from approximately 38% to approximately 37%. The quarterly effective rate reflects more than a 1% change due to the small pre-tax loss recorded during the three months ended September 30, 2011. The effective tax rate may fluctuate significantly on a quarterly basis due to both changes in jurisdictions in which earnings or losses are realized and the estimate of those earnings and losses.

15. Insurance Proceeds

In September of 2009, one of the Company’s facilities in the food and specialty packaging segment experienced a fire that damaged machinery and equipment. During the nine months ended September 30, 2010, the Company received insurance proceeds related to this claim of approximately $1.0 million. The $1.0 million in insurance proceeds is included in “Other (income) expense, net” on the accompanying consolidated statements of operations for the nine months ended September 30, 2010.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholder’s equity and comprehensive income (loss), and cash flows present fairly, in all material respects, the financial position of Exopack Holding Corp. and its subsidiaries (the “Company”), at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

March 30, 2011

Raleigh, North Carolina

Exopack Holding Corp. and Subsidiaries

Consolidated Balance Sheets

(in thousands of dollars, except for share and per share data)	December 31, 2010	December 31, 2009
Assets
Current assets
Cash	$2,508	$633
Trade accounts receivable (net of allowance for uncollectible accounts of $1,550 and $1,592 for 2010 and 2009, respectively)	94,951	78,394
Other receivables	3,463	3,796
Inventories	103,728	79,972
Deferred income taxes	3,703	3,500
Prepaid expenses and other current assets	3,240	3,417
Total current assets	211,593	169,712
Property, plant, and equipment, net	214,293	174,055
Deferred financing costs, net	14,998	5,197
Intangible assets, net	92,984	65,207
Goodwill	69,642	64,438
Other assets	6,298	2,855
Total assets	$609,808	$481,464
Liabilities and Stockholder’s Equity
Current liabilities
Revolving credit facility and current portion of long-term debt	$58,815	$68,603
Accounts payable	83,607	64,929
Accrued liabilities	46,868	33,779
Income taxes payable	972	1,102
Total current liabilities	190,262	168,413
Long-term liabilities
Long-term debt, less current portion	320,000	220,034
Capital lease obligations, less current portion	10,501	—
Deferred income taxes	32,878	33,689
Other liabilities	16,172	14,829
Total long-term liabilities	379,551	268,552
Commitments and contingencies
Stockholder’s equity
Preferred stock, par value, $0.001 per share—100,000 shares authorized, no shares issued and outstanding at December 31, 2010 and 2009, respectively	—	—
Common stock, par value, $0.001 per share—2,900,000 shares authorized, 1 share issued and outstanding at December 31, 2010 and 2009, respectively	—	—
Additional paid-in capital	73,521	73,230
Accumulated other comprehensive loss, net	(7,095)	(5,074)
Accumulated deficit	(26,431)	(23,657)
Total stockholder’s equity	39,995	44,499
Total liabilities and stockholder’s equity	$609,808	$481,464

The accompanying notes are an integral part of these consolidated financial statements.

Exopack Holding Corp. and Subsidiaries

Consolidated Statements of Operations

(in thousands of dollars)	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Net sales	$785,086	$673,733	$781,732
Cost of sales	684,168	596,764	699,524
Gross margin	100,918	76,969	82,208
Selling, general and administrative expenses	66,491	55,894	57,179
Operating income	34,427	21,075	25,029
Other expenses (income)
Interest expense	36,379	28,592	30,991
Other (income) expense, net	(1,035)	(468)	1,371
Net other expense	35,344	28,124	32,362
Loss before income taxes	(917)	(7,049)	(7,333)
Provision for (benefit from) income taxes	1,857	(1,114)	(1,215)
Net loss	$(2,774)	$(5,935)	$(6,118)

The accompanying notes are an integral part of these consolidated financial statements.

Exopack Holding Corp. and Subsidiaries

Consolidated Statements of Stockholder’s Equity and Comprehensive Income (Loss)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total	Comprehensive Income (Loss)
(in thousands of dollars, except for share data)	Shares	Amount
Balances at January 1, 2008	1	$—	$72,195	$4,417	$(11,604)	$65,008
Stock compensation expense	—	—	616	—	—	616
Net Loss	—	—	—	—	(6,118)	(6,118)	$(6,118)
Cumulative translation adjustment	—	—	—	(7,489)	—	(7,489)	(7,489)
Pension liability (net of income taxes of $5,691)	—	—	—	(9,285)	—	(9,285)	(9,285)

Total comprehensive loss							$(22,892)

Balances at December 31, 2008	1	—	72,811	(12,357)	(17,722)	42,732
Stock compensation expense	—	—	419	—	—	419
Net Loss	—	—	—	—	(5,935)	(5,935)	$(5,935)
Cumulative translation adjustment	—	—	—	3,927	—	3,927	3,927
Pension liability (net of income taxes of $2,370)	—	—	—	3,356	—	3,356	3,356

Total comprehensive income							$1,348

Balances at December 31, 2009	1	—	73,230	(5,074)	(23,657)	44,499
Stock compensation expense	—	—	291	—	—	291
Net Loss	—	—	—	—	(2,774)	(2,774)	$(2,774)
Cumulative translation adjustment	—	—	—	508	—	508	508
Pension liability (net of income taxes of $1,484)	—	—	—	(2,529)	—	(2,529)	(2,529)

Total comprehensive loss							$(4,795)

Balances at December 31, 2010	1	$—	$73,521	$(7,095)	$(26,431)	$39,995

The accompanying notes are an integral part of these consolidated financial statements.

Exopack Holding Corp. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands of dollars)	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Cash flows from operating activities
Net loss	$(2,774)	$(5,935)	$(6,118)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	33,736	25,455	24,504
Deferred income tax provision (benefit)	506	(2,447)	(2,247)
Stock compensation expense	291	419	616
Loss on sales and disposition of property, plant and equipment	668	1,313	1,757
Changes in operating assets and liabilities:
Receivables	(5,385)	6,711	(8,681)
Inventories	(10,545)	13,400	75
Prepaid expenses and other assets	(2,607)	(2,647)	1,376
Accounts payable and accrued and other liabilities	15,807	(10,532)	603
Income tax receivable/payable	(102)	241	1,074

Net cash provided by operating activities	29,595	25,978	12,959

Cash flows from investing activities
Investment in joint venture	(425)	(400)	—
Purchases of property, plant and equipment, including capitalized software	(24,996)	(26,421)	(19,149)
Proceeds from sales of property, plant and equipment	7,249	7,081	512
Acquisition of business, net of cash acquired	(82,124)	—	(389)

Net cash used in investing activities	(100,296)	(19,740)	(19,026)

Cash flows from financing activities
Repayment of subordinated term loans	(49)	(48)	(113)
Borrowings on term loan	100,000	—	—
Repayments on term loan	(100,000)	—	—
Issuance of additional notes	100,000	—	—
Repayments of capital lease obligations	(2,488)	—	—
Deferred financing costs paid on senior notes and senior credit facility	(12,881)	—	(110)
Borrowings under revolving credit facility	944,614	724,107	1,078,998
Repayments of revolving credit facility	(956,492)	(730,980)	(1,073,626)

Net cash provided by (used in) financing activities	72,704	(6,921)	5,149
Effect of exchange rate changes on cash	(128)	(396)	1,322

Increase (decrease) in cash	1,875	(1,079)	404
Cash
Beginning of year	633	1,712	1,308

End of year	$2,508	$633	$1,712

Supplemental cash flow information:
Income taxes refunded	$102	$20	$387
Income taxes paid	$1,582	$1,157	$364
Interest paid	$28,500	$27,055	$29,642

The accompanying notes are an integral part of these consolidated financial statements

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization and Acquisitions

Exopack Holding Corp. and subsidiaries (the “Company”) was formed in October of 2005 through the acquisition and consolidation of three flexible packaging businesses, including Exopack Holding Corporation (“Exopack”), Cello-Foil Products, Inc. (“Cello-Foil”), and The Packaging Group (“TPG”). Following this acquisition and consolidation, the Company is wholly-owned by Exopack Key Holdings, LLC, which is a wholly-owned subsidiary of CPG Finance, Inc. (“CPG”), an affiliate of Sun Capital Partners, Inc. (“Sun Capital”).

The Company operates 19 manufacturing facilities located throughout the United States, United Kingdom and Canada. The Company operates four manufacturing facilities in the pet food and specialty packaging segment, all of which are owned properties. The Company operates seven manufacturing facilities in the consumer food and specialty packaging segment, of which the Company leases two, including one manufacturing facility in Ontario, Canada, and owns the remaining five facilities. The Company operates six facilities in the performance packaging segment, of which the Company leases two and owns the remaining four facilities. The Company operates two manufacturing facilities in the coated products segment, both of which the Company leases, including one manufacturing facility in North Wales, United Kingdom.

On August 6, 2007, the Company acquired 100% of the membership interests of InteliCoat Technologies Image Products Matthews, LLC and 100% of the outstanding shares of its affiliate, InteliCoat Technologies EF Holdco, Ltd. (collectively, the “Electronic and Engineered Films Business” or “EEF”), and also acquired certain assets and assumed certain liabilities of other EEF entities (the “EEF Acquisition”). EEF, through its parent companies prior to the EEF Acquisition, was previously controlled by an affiliate of Sun Capital. The Company subsequently renamed this acquired EEF business Exopack Advanced Coatings (“EAC”).

On November 28, 2007, the Company acquired certain assets and assumed certain liabilities of DuPont Liquid Packaging System Inc.’s performance films business segment (“Liqui-Box”), including its Whitby, Ontario, Canada operating facility. Prior to the acquisition, the Company used Liqui-Box as a vendor for one of its Canadian facilities. The Company subsequently renamed this acquired Liqui-Box business Exopack Performance Films (“EPF”).

Exopack Meat, Cheese and Specialty Acquisition

On July 13, 2010, the Company completed the acquisition of certain assets and liabilities of a packaging business previously operated by Bemis Company, Inc. The acquired business, which is referred to in this report as Exopack Meat, Cheese and Specialty (“EMCS”) involves the manufacture and sale of certain packaging products primarily in the United States and Canada, including flexible-packaging rollstock used for chunk, sliced or shredded natural cheeses packaged for retail sale and flexible-packaging shrink bags used for fresh meat. EMCS is included within the Company’s consumer food and specialty packaging segment (see Note 11). The acquisition of EMCS provided the Company the unique opportunity to gain a position in the meat and cheese packaging sector and expand the Company’s product offerings in the consumer food and specialty packaging segment. The purchase price paid by the Company was approximately $82.1 million. The Company expensed approximately $4.6 million of acquisition costs related to the EMCS acquisition during the year ended December 31, 2010, respectively.

The Company funded the purchase price with proceeds from a term loan that was repaid on September 24, 2010 using proceeds from the issuance of additional 11.25% senior notes due 2014 (see Note 4).

Third party net sales and operating income related to EMCS were approximately $74.3 million and $6.0 million, respectively, for the year ended December 31, 2010.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The net acquisition cost of $82.1 million has been accounted for under the provisions of the Financial Accounting Standards Board (“FASB”) guidance related to the purchase method of accounting and includes the following allocations:

(in thousands of dollars)	EMCS Acquisition
Assets acquired:
Trade accounts receivable	$10,927
Other receivables	220
Inventories	12,909
Other current assets	122
Property, plant and equipment	43,894
Intangible assets	30,550
Goodwill	5,226
Total assets acquired	103,848
Liabilities assumed:
Accounts payable	(8,141)
Accrued liabilities	(4,359)
Capital lease obligations	(9,224)
Total liabilities assumed	(21,724)
Purchase price paid	$82,124

Unaudited pro forma net sales and operating income have been calculated as though the EMCS acquisition date was at the beginning of the years presented. Unaudited pro forma net sales were approximately $863.9 million for the year ended December 31, 2010. Unaudited pro forma net loss was approximately $1.9 million for the year ended December 31, 2010. Pro forma net sales were approximately $830.2 million and for the year ended December 31, 2009. Unaudited pro forma net loss was approximately $4.0 million for the year ended December 31, 2009.

The unaudited pro forma financial information presented above does not purport to be indicative of the future results of operations of the combined businesses.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. These estimates and assumptions are reasonable based upon management’s best estimates and judgments. On an ongoing basis, the Company evaluates estimates, including those related to the estimate of uncollectible accounts receivable and the estimate of excess and obsolete inventories. The Company bases its estimates on historical experience and on various other factors (including the current economic environment), the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Volatility in the credit, equity and foreign currency markets and in the world markets for petroleum, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. Actual results may differ from these estimates under different assumptions or conditions.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following accounting policies significantly affect the preparation of the Company’s consolidated financial statements:

Principles of Consolidation

The consolidated financial statements include the accounts of all wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Foreign Currency Translation and Transactions

Translation of the financial statements of the Company’s foreign subsidiaries, whose functional currency is the Canadian dollar and British pound, occurs using the current exchange rate at year end for the balance sheet and the weighted-average exchange rate during the reporting period for results of operations. The resulting currency translation adjustment is accumulated and reported in “Accumulated other comprehensive income (loss)” on the accompanying consolidated balance sheets. Gains and losses on foreign currency transactions are included in the consolidated statements of operations for the period in which the transaction occurs. The consolidated statements of cash flows include the effect of foreign currency cash flows using the weighted-average exchange rate during the reporting period.

Cash

Cash includes cash on hand and in banks. The Company has no cash instruments which are considered to be cash equivalents. Accounts payable in the accompanying balance sheets includes approximately $9.8 million and $9.0 million in book cash overdrafts at December 31, 2010 and 2009, respectively.

Inventories

At December 31, 2010 and 2009, inventories are stated at the lower of cost or market with cost determined on the first-in, first-out (“FIFO”) method. Inventories are stated net of the reserve for excess and obsolete inventories.

Property, Plant, and Equipment

The Company records property, plant and equipment at cost and includes interest capitalized during the construction period, if material. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are 30 years for buildings and improvements, 10 years for machinery and equipment, and 3-7 years for other depreciable assets. The cost of property, plant and equipment and related accumulated depreciation are removed from the accounts upon the retirement or disposal of such assets and the resulting gain or loss is recognized at the time of disposition. Maintenance and repairs that do not improve efficiency or extend economic life are charged to expense as incurred. Depreciation expense for the years ended December 31, 2010, 2009 and 2008 were approximately $27.3 million, $21.3 million and $20.1 million, respectively. No interest was capitalized during any of the periods presented.

Deferred Financing Costs

Costs related to the issuance of debt are amortized as a component of interest expense over the term of the related debt using the straight-line method, which approximates the effective interest method. Deferred financing costs related to financing arrangements in place at December 31, 2010, 2009 and 2008, respectively, were approximately $15.0 million, $5.2 million and $6.7 million (net of accumulated amortization of approximately $8.6 million, $5.5 million and $4.0 million, respectively).

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Capitalization of Software for Internal Use

The Company capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and management has authorized further funding for the project which it deems probable of completion for the intended use. Capitalization of these costs ceases at the point at which the project is substantially complete and ready for its intended purpose. Once completed, capitalized software is amortized over its estimated useful life of three years. Capitalized software is classified in “other assets” on the accompanying consolidated balance sheets and was approximately $761,000 and $1.3 million at December 31, 2010 and 2009, respectively. Amortization of capitalized software costs was approximately $645,000, $608,000 and $340,000, respectively, for the years ended December 31, 2010, 2009 and 2008, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in purchase business combinations. The Company had total goodwill of approximately $69.6 million and $64.4 million at December 31, 2010 and 2009, respectively, from the Consolidation in 2005, the EEF acquisition in 2007 and the EMCS acquisition in July 2010. During the year ended December 31, 2010, the Company decreased goodwill related to its coated products segment by approximately $21,000 as a result of foreign currency translation. During the year ended December 31, 2009, the Company increased goodwill related to its coated products segment by approximately $66,000 as a result of foreign currency translation. The Company has determined that it consists of five reporting units for the purpose of the goodwill impairment test under FASB guidance related to goodwill and other intangible assets. The Company performs its annual impairment analysis on December 31 of each year based on a comparison of each reporting unit’s estimated fair value compared to the reporting unit’s carrying amount on that date. Estimated fair value is determined based on a combination of discounted cash flows and industry multiples. As a result of the impairment analysis, no impairment of goodwill was noted at December 31, 2010 or 2009 as the estimated fair value of each reporting unit exceeded the carrying value.

At December 31, 2010, approximately $26.2 million, $19.2 million, $21.6 million and $2.6 million of goodwill was assigned to the pet food and specialty packaging segment, the consumer food and specialty packaging segment, the performance packaging segment and the coated products segment, respectively. Goodwill, with the exception of approximately $3.3 million and $1.9 million assigned to the Company’s consumer food and specialty and coated products segments, respectively, is not deductible for income tax purposes.

Intangible assets

Contractual or separable intangible assets that have finite useful lives are being amortized against income using the straight-line method over their estimated useful lives of 10 to 21 years. The straight-line method of amortization reflects an appropriate allocation of the costs of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the Company in each reporting period. The Company tests finite-lived assets for impairment whenever there is an impairment indicator and indefinite lived assets for impairment on an annual basis. Finite lived intangible assets are tested for impairment by comparing anticipated related undiscounted future cash flows from operations to the carrying value of the asset. Indefinite lived intangible assets are tested for impairment by comparing the estimated fair value of the asset to the carrying value of the asset.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including goodwill and other intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable.

For property, plant and equipment and other long-lived assets, other than goodwill and indefinite-lived intangible assets, the Company performs undiscounted operating cash flow analyses to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based upon comparison of the estimated fair value to the net carrying value of the assets. Impairment losses on assets held for sale are based on the estimated proceeds to be received, less costs to sell.

During the year ended December 31, 2010, the Company recorded accelerated depreciation expense of approximately $4.4 million, based on changes in the estimated useful lives of several pieces of equipment, primarily in the consumer food and specialty packaging and pet food and specialty packaging segments. During the year ended December 31, 2009 the Company recorded accelerated depreciation expenses of approximately $1.8 million, based on changes in the estimated useful lives of several pieces of equipment, primarily in the consumer food and specialty packaging segment and to a lesser extent other operating segments. See discussion of the measurement methodology for potential impairment of goodwill and indefinite-lived intangible assets above.

During the year ended December 31, 2008, the Company reduced the useful life of two patents due to the loss of business from which the patents derived their value. The Company recorded approximately $393,000 of additional amortization expense during 2008 related to these patents which is included in “Selling, general and administrative expenses” in the accompanying consolidated statement of operations.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net loss, adjustments to the Company’s minimum pension liability and unrealized gains and losses on foreign currency translation. All elements of other comprehensive income (loss) have related tax effects.

The following table represents the components of accumulated other comprehensive income (loss):

Year	Foreign Currency Translation Adjustments	Pension and Post Retirement Plans Liability	Cumulative Tax Effect on Liability	Accumulated Comprehensive Income (Loss)
Balance at December 31, 2008	$(4,750)	$(12,269)	$4,662	$(12,357)
Change during 2009	3,927	5,726	(2,370)	7,283

Balance at December 31, 2009	(823)	(6,543)	2,292	(5,074)
Change during 2010	508	(4,013)	1,484	(2,021)

Balance at December 31, 2010	$(315)	$(10,556)	$3,776	$(7,095)

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Revenue Recognition

The Company recognizes sales revenue when all of the following conditions are met: persuasive evidence of an agreement exists, delivery has occurred, the Company’s price to the buyer is fixed and determinable and collectability is reasonably assured. Sales and related cost of sales are principally recognized upon transfer of title to the customer, which generally occurs upon shipment of products. The Company’s stated shipping terms are generally FOB shipping point unless otherwise noted in the customer contract. Sales to certain customers are on consignment and revenue is recognized when the customer uses the products. Provisions for estimated returns and allowances and customer rebates are recorded when the related products are sold.

Shipping and Handling Costs

Shipping and handling fees billed to customers are included in net sales with the corresponding cost of such services recognized in cost of sales.

Research and Development Costs

Research and development costs are charged to “Selling, general, and administrative expenses” as incurred. For the years ended December 31, 2010, 2009 and 2008, research and development expense costs were approximately $6.1 million, $3.1 million and $3.0 million, respectively. The significant increase in research and development costs for the year ended December 31, 2010 is primarily related to the EMCS acquisition.

Income Taxes

Income taxes are recorded under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company does not currently intend to repatriate earnings, if any, from its Canadian subsidiaries, and considers these earnings to be permanently invested outside the U.S. As a result, no deferred tax liability has been recognized for earnings from Canadian subsidiaries. The Company has provided for deferred U.S. taxes on all undistributed earnings from its U.K. subsidiaries through December 31, 2010. Prior to 2010, the Company had not recognized a deferred tax liability associated with earnings from its U.K. subsidiaries because it considered these earnings to be permanently invested overseas. During the fourth quarter of 2010, the Company determined that the earnings from its U.K. subsidiaries should no longer be considered indefinitely reinvested. As a result, the Company recognized approximately $1.2 million of tax expense providing for deferred U.S. taxes for earnings from these subsidiaries.

The Company adopted updated FASB guidance related to accounting for uncertainty in income taxes on January 1, 2007. This updated guidance clarifies the accounting and reporting for uncertainties in income tax law. This guidance prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

Pursuant to FASB guidance related to uncertainty of income tax, the Company has analyzed its tax positions and has determined that no reserves for uncertain income tax positions are needed. United States federal income tax return periods beginning as of January 1, 2005, Canadian income tax return periods beginning as of January 1, 2004 and United Kingdom income tax return periods beginning as of January 1, 2008 are open for examination. The IRS completed its examination of the tax year ended December 31, 2006 on November 6, 2009

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

with no further adjustments other than the immaterial temporary differences previously accounted for in the year ended December 31, 2008. The Company believes that its income tax filing positions and deductions will be sustained and does not anticipate any adjustments that will result in a material change to its financial position within the next twelve months.

The Company’s policy for recording interest and penalties associated with unrecognized tax benefits is to record such items as a component of income before taxes. Penalties are recorded in other expense (income), net and interest is recorded in interest expense, in the accompanying consolidated statements of operations. There were no significant interest and penalties associated with unrecognized tax benefits for the years ended December 31, 2010, 2009 or 2008.

During the years ended December 31, 2010 and 2009, the Company recorded a valuation allowance of approximately $670,000 and $1.9 million, respectively, as reflected in the income tax expense on the accompanying statements of operations, against net operating losses specifically related to the Company’s Canadian operations in accordance with the provisions of FASB guidance related to accounting for income taxes. The Company determined that a valuation allowance was necessary given the operating results of the Canadian operations and anticipates establishing a valuation allowance against future Canadian generated net operating losses; however, future determinations of the need for a valuation allowance will be impacted by Canadian operating results.

Stock-Based Compensation

Officers and certain key employees of the Company have been granted options to purchase non-voting common shares of CPG, the parent company of Exopack Key Holdings (the sole stockholder of the Company) under a stock-based compensation plan (the “Stock Option Plan”) which is administered by the Board of Directors (or a committee thereof) of CPG.

The Company recorded stock compensation expense of approximately $291,000, $419,000 and $616,000 related to options during the years ended December 31, 2010, 2009 and 2008, respectively.

The fair values of the options granted were estimated on the dates of grant using the Black-Scholes option pricing model with the following results and assumptions for the option grants which occurred in the years ended December 31, 2010 and 2008:

	2010 Grants	2008 Grants
Weighted-average grant date fair value per share	$77	$88
Weighted-averaged expected lives (years)	10	10
Risk-free interest rate	2.61%	3.79%
Volatility	40.0%	40.0%

There were no options granted during the year ended December 31, 2009.

Environmental Liabilities

Various state and federal regulations relating to health, safety and the environment govern the flexible packaging and plastic films and coated products industries, and the Company has invested substantial effort to prepare for and meet these requirements. While these requirements are continually changing, the Company believes that its operations are in substantial compliance with applicable health, safety and environmental regulations.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Costs associated with cleaning up existing environmental contamination caused by past operations and costs which do not benefit future periods are expensed. The Company records undiscounted liabilities for environmental costs when a loss is probable and can be reasonably estimated. At December 31, 2010 and 2009, management believes there were no material obligations related to environmental matters. Environmental expenses incurred in all of the periods presented herein were insignificant.

Pension Plans

The Company records annual amounts relating to its pension plans based on calculations which include various actuarial assumptions, including discount rates, mortality rates and annual rates of return on plan assets. These estimates are highly susceptible to change from period to period based on the performance of plan assets, actuarial valuations and market conditions. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends. The Company believes that the assumptions used in recording its pension obligation are reasonable based on its experience, market conditions and input from its third party actuary and investment advisor.

Fair Value of Financial Instruments

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company’s financial instruments principally consists of cash, accounts receivable from customers, accounts payable to vendors, and borrowings under long-term debt agreements. The fair value of the Company’s borrowings under its Senior Credit Facility approximate their carrying value (approximately $56.9 million at December 31, 2010), as those borrowings accrue interest at variable market rates. The fair value of the Company’s borrowings under its $320.0 million of 11.25% senior notes due 2014 was approximately $330.0 million at December 31, 2010 based on the trading price of the notes at that date, and the fair value of the Company’s borrowings under its $220.0 million of 11.25% senior notes due 2014 was approximately $223.6 million at December 31, 2009 based on the trading price of the notes at that date. The fair values of all other financial instruments approximate their carrying value due to their short-term nature.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable. The Company controls credit risk through credit approvals, credit limits and monitoring procedures. The Company does not require collateral for trade accounts receivable. One customer, primarily within the Company’s pet food and specialty packaging segment, accounted for 10.9% and 12.0% of total accounts receivable as of December 31, 2010 and 2009, respectively.

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and markets into which the Company’s products are sold, as well as their dispersion across many different geographic areas, primarily in North America. There were no individual customers that accounted for more than 10% of the Company’s net sales during the year ended December 31, 2010. One customer, primarily within the Company’s pet food and specialty packaging segment, accounted for 11.5% and 11.8% of the Company’s net sales during the years ended December 31, 2009 and 2008, respectively.

Variable Interest Entity

During 2009, the Company entered into a joint venture agreement with INDEVCO Group, a Lebanese-based manufacturer (“INDEVCO”). The Company determined that the joint venture is a variable interest entity (“VIE”) under FASB guidance related to accounting for variable interest entities and that the Company is not the primary

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

beneficiary of the VIE. The VIE consists of a manufacturing operation, located within an existing manufacturing facility owned by INDEVCO in Lebanon, used to co-extrude polyethylene film for use in flexible packaging. During the year ended December 31, 2010, the VIE purchased and installed the necessary extrusion equipment and production commenced in the third quarter of 2010. The Company’s maximum exposure to loss as a result of its involvement with the unconsolidated VIE is limited to the Company’s recorded investment in this VIE, which was approximately $768,000 at December 31, 2010. The Company recognized approximately $57,000 as its share of the loss of the joint venture’s operations during the year ended December 31, 2010. The Company may be subject to additional losses to the extent of any financial support that the Company provides in the future.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), a grandfathered standard under the FASB’s Accounting Standards Codification SFAS No. 167 amends the consolidation guidance that applies to variable interest entities to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The standard requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The standard is effective as of the beginning of a reporting entity’s first annual reporting period that begins after November 15, 2009, and for interim periods within that first annual reporting period. The adoption of this guidance for the year ended December 31, 2010 did not have a material impact on the Company’s financial position, results of operations or cash flows.

No significant new accounting guidance became effective for the Company during the year ended December 31, 2010. As of December 31, 2010, there was no issued guidance pending future adoption that is expected to have a significant impact on the Company’s financial statements when adopted.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Balance Sheet Information

The major components of certain balance sheet accounts at December 31, 2010 and 2009 are as follows:

(in thousands of dollars)	2010	2009
Inventories
Raw materials and supplies	$42,812	$33,592
Work in progress	12,275	10,376
Finished goods	48,641	36,004

Total inventories	$103,728	$79,972

Property, plant and equipment
Land	$6,249	$5,578
Buildings and improvements	55,148	41,840
Machinery and equipment	220,435	181,280
Other	4,960	3,785
Construction in progress	15,137	7,027

Gross property, plant, and equipment	301,929	239,510
Less: Accumulated depreciation	(87,636)	(65,455)

Net property, plant, and equipment	$214,293	$174,055

Intangible assets
Definite-lived intangible assets:
Customer lists (amortized over 10-21 years)	$43,276	$17,089
Patents (amortized over 2-15 years)	7,163	4,262
Trademarks and tradenames (amortized over 20 years)	2,618	1,180

	53,057	22,531
Accumulated amortization	(11,073)	(8,324)

Definite-lived intangible assets	41,984	14,207
Indefinite-lived intangible assets—trademarks and tradenames	51,000	51,000

Net intangible assets	$92,984	$65,207

Accrued liabilities
Interest	$15,141	$10,342
Vacation	6,915	5,949
Payroll and bonuses	4,970	3,125
Pension liability to be funded within one year (see Note 5)	3,008	1,406
Workers’ compensation	1,534	1,584
Medical insurance claims	2,882	3,202
Accrued severance (see Note 7)	419	2,092
Customer rebates	6,527	1,377
Property taxes	1,920	1,327
Accrued utilities	1,293	1,042
Accrued freight	1,021	857
Other	1,238	1,476

	$46,868	$33,779

Other liabilities
Liability for pension benefits (see Note 5)	$14,445	$13,021
Postretirement medical benefits (see Note 5)	588	543
Deferred compensation liability (see Note 5)	321	377
Deferred rent	688	743
Other	130	145

	$16,172	$14,829

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Amortization expense for definite-lived assets for the years ended December 31, 2010, 2009 and 2008 was approximately $2.8 million, $2.0 million and $2.1 million (excluding approximately $393,000 of amortization due to adjustment of useful life for two patents, see Note 2), respectively. Estimated future annual amortization for definite-lived customer lists, patents, and trademarks/trade names is approximately $3.8 million per year for 2011 through 2014 and is approximately $3.5 million for 2015.

4. Financing Arrangements

The balances due under debt agreements at December 31, 2010 and 2009 were as follows:

(in thousands of dollars)	2010	2009
Former senior notes	$320,000	$220,000
Senior credit facility	56,906	68,555
Subordinated term loan	33	82
Capital leases	12,377	—

Total debt	389,316	288,637
Less: Current portion	58,815	68,603

Total long-term debt	$330,501	$220,034

Issuance of Senior Notes

On January 31, 2006, the Company completed an unregistered private offering of $220.0 million aggregate principal amount of 11.25% senior notes due 2014. Pursuant to an exchange offer, effective December 22, 2006, the Company exchanged all of the unregistered 11.25% senior notes due 2014 for new 11.25% senior notes due 2014 registered under the Securities Act of 1933 (the “Existing Notes”).

On September 24, 2010, the Company completed the private placement of $100.0 million in principal amount of 11.25% senior notes due 2014 (the “Additional Notes”). The Company used the proceeds from the offering of the Additional Notes and cash on hand to repay a $100.0 million term loan the Company incurred to fund the purchase price of the EMCS acquisition and to pay certain transaction and integration costs related thereto, as described in more detail below under “Credit and Guaranty Agreement.” The Additional Notes were issued as additional notes under the indenture pursuant to which the Company issued the Existing Notes. The Additional Notes are treated as a single series with the Existing Notes under the indenture and have the same terms as the Existing Notes. The Company completed an offer to exchange registered notes for the Additional Notes as required by the terms of a registration rights agreement related to the Additional Notes on November 30, 2010. Approximately $1.0 million in principal amount of 11.25% senior notes due 2014 were not tendered for exchange and remain private unregistered notes. The Existing Notes, together with the Additional Notes and the private unregistered notes are referred to in this report as the “Notes.”

Interest on the Notes is payable semi-annually in arrears on February 1 and August 1. The Notes mature on February 1, 2014, unless previously redeemed, and the Company will not be required to make any mandatory redemption or sinking fund payment prior to maturity except in connection with a change in ownership or in the event of a sale of certain assets. The Company may redeem all or a portion of the Notes at a redemption price equal to 100.0% of the principal amount of the Notes, plus a premium declining ratably to par (as defined in the indenture), plus accrued and unpaid interest to the date of redemption. The Company has no plans to redeem the Notes at this time.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The Company and all of its domestic restricted subsidiaries have fully and unconditionally guaranteed the Notes, which guarantees are fully secured by the assets of such guarantors. See Note 14 for consolidating financial information required by Rule 3-10 of Regulation S-X. The Notes place certain restrictions on the Company including, but not limited to, the Company’s ability to incur additional indebtedness, incur liens, pay dividends, make investments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell or otherwise dispose of the assets of the Company and its subsidiaries. In connection with the acquisition of EMCS, the Company assumed indebtedness relating to acquired assets, including certain capital lease obligations in the amount of $9.2 million. Subsequent to the EMCS acquisition and prior to December 31, 2010, the Company re-negotiated the capital lease obligations related to manufacturing equipment assumed as part of the acquisition. As part of the re-negotiation, the Company cancelled one of the capital leases and purchased the asset. As a result of the renegotiation and purchase of one of the previously leased assets, indebtedness relating to acquired assets, including certain capital lease obligations were $7.8 million at December 31, 2010.

Credit and Guaranty Agreement

On July 13, 2010, in connection with the EMCS acquisition, the Company, Exopack Key Holdings, LLC, and certain subsidiaries of the Company, as guarantors, entered into a Credit and Guaranty Agreement (the “Credit Agreement”) with Goldman Sachs Lending Partners LLC (“GS Lending Partners”), as Sole Lead Arranger, Sole Lead Bookrunner, Administrative Agent, Syndication Agent and Documentation Agent. The Credit Agreement provided for a term loan in an amount of up to $100.0 million (the “Term Loan”). Immediately prior to the closing of the EMCS acquisition, the Company borrowed the full amount of the Term Loan to be used for (i) consideration in respect of the EMCS acquisition, (ii) certain transaction costs related to the EMCS acquisition and (iii) certain integration costs in connection with the EMCS acquisition in an amount not to exceed $5.0 million. The Company’s obligations under the Credit Agreement were guaranteed by the Company’s parent and certain subsidiaries of the Company set forth in the Credit Agreement.

The Term Loan was initially funded as a Base Rate Loan (as such term is defined in the Credit Agreement). As a Base Rate Loan, the Term Loan initially bore interest at a rate per annum equal to the Base Rate (as such term is defined in the Credit Agreement), which could not be less than 3.00% per annum, plus a margin of 8.25% per annum. The Company generally had the option under the Credit Agreement to convert all or part of the Term Loan to a Eurodollar Rate Loan. Any Eurodollar Rate Loan would bear interest at a rate per annum equal to the Adjusted Eurodollar Rate (as such term is defined in the Credit Agreement), which would not be less than 2.00% per annum, plus a margin of 9.25% per annum. In each case, interest on the unpaid principal amount of the Term Loan was at no time less than 12.00% per annum.

The Credit Agreement contained certain customary affirmative and negative covenants that restricted the Company’s and its subsidiaries’ ability to, among other things, incur additional indebtedness, grant liens, engage in mergers, acquisitions and asset sales, declare dividends and distributions, redeem or repurchase equity interests, make loans, certain payments and investments and enter into transactions with affiliates.

Under the Credit Agreement, the Company paid customary closing fees and other fees for a credit facility of this size and type.

The Company paid $11.6 million in deferred financing fees related to this agreement and the contemplated Additional Notes during the year ended December 31, 2010. These deferred financing fees were transferred to the Additional Notes and will be amortized over the term of the Additional Notes described above. The Term Loan and related accrued interest was repaid on September 24, 2010 using proceeds received from the Company’s issuance of the Additional Notes.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Senior Credit Facility

On January 31, 2006, the Company entered into a senior secured revolving credit facility with a syndicate of financial institutions. On August 6, 2007, the Company amended this facility to provide for an increase in the maximum credit facility to $75.0 million, which included a Canadian dollar sub-facility available to the Company’s Canadian subsidiaries for up to $15.0 million (or the Canadian dollar equivalent). A reserve has been established in the U.S. for the U.S. dollar equivalent of amounts outstanding under the Canadian sub-facility. On October 31, 2007, the Company amended this facility to provide for an increase in the maximum credit facility to $110.0 million, to provide for an increase in the Canadian dollar sub-facility to $25.0 million and to amend certain borrowing base limitations. On July 2, 2010, the loan agreement related to this facility was amended and restated to provide for an increase in the maximum credit facility to $125.0 million (the “Senior Credit Facility”). The Senior Credit Facility also provides the Company’s domestic and Canadian subsidiaries with letter of credit sub-facilities. Availability under the Senior Credit Facility is subject to borrowing base limitations for both the U.S. and the Canadian subsidiaries, as defined in the loan agreement. In general, in the absence of an event of default, the Senior Credit Facility matures at the earliest of (a) July 2, 2014 or (b) ninety (90) days prior to the stated maturity of the Notes. Under the terms of the Company’s lock box arrangement, remittances automatically reduce the revolving debt outstanding on a daily basis and therefore the Senior Credit Facility is classified as a current liability on the accompanying consolidated balance sheets at December 31, 2010 and 2009. At December 31, 2010, approximately $56.9 million was outstanding and approximately $58.0 million was available for additional borrowings under the Senior Credit Facility.

Under the Senior Credit Facility, in general, interest subsequent to July 2, 2010 accrues on amounts outstanding under the U.S. facility at a variable annual rate equal to the U.S. Index Rate (as defined in the loan agreement related to the Company’s Senior Credit Facility) plus 2.0%, or at the Company’s election, at an annual rate equal to the LIBOR Rate (as defined in the loan agreement related to the Company’s Senior Credit Facility) plus 3.0%. In general, interest accrues on amounts outstanding under the Canadian sub-facility at a variable rate equal to the Canadian Index Rate (as defined in the loan agreement related to the Company’s Senior Credit Facility) plus 2.0%, or at the Company’s election, at an annual rate equal to the BA Rate (as defined in the loan agreement related to the Company’s Senior Credit Facility) plus 3.0%. The weighted average interest rate on borrowings outstanding under the Senior Credit Facility at December 31, 2010 was approximately 3.5%. The Senior Credit Facility also includes unused facility and letter-of-credit fees which are reflected in interest expense in the accompanying consolidated statements of operations.

Under the Senior Credit Facility, in general, interest prior to July 2, 2010 accrued on amounts outstanding under the U.S. facility at a variable annual rate equal to the U.S. Index Rate (as defined in the prior loan agreement) plus 0.5% or, upon the Company’s prior notice, at an annual rate equal to LIBOR plus 1.5% (as defined in the prior loan agreement). Interest accrued on amounts outstanding under the Canadian facility at a variable annual rate equal to the Canadian Index Rate (as defined in the prior loan agreement) plus 0.5% or, upon the Company’s prior notice, at an annual rate equal to the BA Rate (as defined in the prior loan agreement) plus 1.5%.

The Senior Credit Facility is collateralized by substantially all of the Company’s tangible and intangible property (other than real property and equipment). In addition, all of the Company’s equity interests in its domestic subsidiaries and a portion of the equity interests in its foreign subsidiaries are pledged to collateralize the Senior Credit Facility.

The Senior Credit Facility places certain restrictions on the Company including, but not limited to, the Company’s ability to incur additional indebtedness, incur liens, pay dividends, make investments, consummate

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell or otherwise dispose of the assets of the Company and its subsidiaries. At December 31, 2010, the Company was in compliance with these restrictions.

The Company incurred approximately $1.3 million in deferred financing costs related to the amendment of the Senior Credit Facility during the year ended December 31, 2010, which will be amortized over the term of the Senior Credit Facility.

At December 31, 2010, there were outstanding letters of credit of approximately $4.2 million under the Senior Credit Facility.

Subordinated Term Loans

On August 3, 2006, the Company entered into a subordinated term loan agreement of approximately $238,000 requiring monthly payments of principal and interest of approximately $4,000 for a five-year period. The Company has determined interest on the loan using the lender’s annual implicit rate of 2.0%. The loan is collateralized by certain machinery and equipment of the Company. At December 31, 2010, approximately $33,000 is outstanding under this agreement.

5. Employee Benefit Plans

The measurement date for defined benefit plan assets and liabilities is December 31, the Company’s fiscal year end. A summary of the elements of key employee benefit plans is as follows:

Exopack, LLC Defined Benefit Plans

The pension assets and obligations of the Retirement Plan of Exopack, LLC (the “Retirement Plan”) and the pension obligations of the Exopack, LLC Pension Restoration Plan for Salaried Employees (the “Restoration Plan”) (collectively, the “Pension Plans”) were transferred to and assumed by the Company in connection with the Exopack Acquisition in 2005. Substantially all full-time employees of Exopack, LLC hired prior to June 30, 2003 were eligible to participate in the Retirement Plan. The Pension Plans were frozen prior to the Exopack Acquisition. Accordingly, the employees’ final benefit calculation under the Pension Plans was the benefit they had earned under the Pension Plans as of the date the Pension Plans were frozen. This benefit will not be diminished, subject to the terms and conditions of the Pension Plans, which will remain in effect.

In conjunction with the EMCS acquisition, the Company assumed a defined benefit pension plan for certain union employees at the Menasha, Wisconsin facility. Employees hired prior to March 1, 2010 were eligible to participate in the plan upon completion of 1,000 service hours. This plan was subsequently incorporated into the Retirement Plan of Exopack, LLC.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In 2009, the Company adopted FASB guidance related to additional disclosure for employer’s accounting for defined benefit, pension and other post retirement plans. The following sets forth the information related to the changes in the benefit obligations of the Pension Plans and change in plan assets of the Retirement Plan and a reconciliation of the funded status of the Pension Plans for the years ended December 31, 2010 and 2009.

(in thousands of dollars)	December 31, 2010	December 31, 2009
Change in benefit obligation
Benefit obligation at beginning of year—January 1	$56,614	$53,737
Service cost	374	—
Interest cost	3,291	3,207
Actuarial loss	5,899	1,142
Benefits paid	(1,666)	(1,472)

Benefit obligation at end of year—December 31	$64,512	$56,614

Change in plan assets
Fair value of plan assets at beginning of year—January 1	$42,187	$33,494
Actual return on plan assets	5,132	8,928
Employer contributions	1,406	1,237
Benefits paid	(1,666)	(1,472)

Fair value of plan assets at end of year—December 31	$47,059	$42,187

Unfunded status of the plan	$(17,453)	$(14,427)

Accumulated and projected benefit obligation—December 31	$64,512	$56,614

(in thousands of dollars)	December 31, 2010	December 31, 2009
Components of net periodic benefit costs
Service cost	$374	$—
Interest cost	3,291	3,207
Expected return on assets	(3,357)	(2,673)
Amortization of net actuarial loss	120	653

Net periodic pension benefit cost	$428	$1,187

Other changes in plan assets and benefit obligations recognized in other comprehensive income
Other comprehensive income at beginning of period—January 1	$6,735	$12,502
Net actuarial loss recognized during the period	(120)	(653)
Net (gain) loss during the period	4,124	(5,113)

Unrecognized other comprehensive income at end of period—December 31	$10,739	$6,736

Total recognized loss (gain) in other comprehensive income	$4,004	$(5,766)

Total recognized in net periodic benefit cost and other comprehensive income	$4,432	$(4,579)

The weighted-average discount rate used to determine the benefit obligation for the Pension Plans at December 31, 2010 and 2009 was 5.40% and 5.90%, respectively. The Company sets its discount rate annually in relationship to movements in published benchmark rates. Benefit accruals in the Pension Plan are either frozen or determined without regard to compensation so no weighted-average rate of compensation increase assumption is used in the determination of benefit obligation.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The accumulated benefit obligation for the Pension Plans was approximately $64.5 million and $56.6 million at December 31, 2010 and 2009, respectively. The resulting unfunded pension liability at December 31, 2010 and 2009 was approximately $17.5 million and $14.4 million, respectively. The cumulative decrease in other comprehensive income before tax was approximately $4.0 million for the year ended December 31, 2010.

Components of the net periodic pension benefit cost (income) for the years ended December 31, 2010, 2009 and 2008 are as follows:

(in thousands of dollars)	December 31, 2010	December 31, 2009	December 31, 2008
Components of net periodic benefit costs
Service cost	$374	$—	$—
Interest cost	3,291	3,207	3,110
Expected return on assets	(3,357)	(2,673)	(3,667)
Amortization of net actuarial loss	120	653	—

Net periodic pension benefit cost	$428	$1,187	$(557)

The weighted-average discount rate used to determine the benefit cost for the Pension Plans was 5.90%, 6.10% and 6.00% for the years ended December 31, 2010, 2009 and 2008, respectively. The expected rate of return on plan assets used to determine the benefit cost for the Retirement Plan was 8.0% for each of the years ended December 31, 2010, 2009 and 2008. Based on current global stock market valuations, the Company expects to incur net periodic benefit costs of approximately $1.6 million in 2011.

The Company expects approximately $452,000 in accumulated other comprehensive income to be reclassified into net period cost in 2011 related to unrecognized net actuarial gains and losses. There are no unrecognized prior service costs or transition obligations for the Pension Plans at December 31, 2010.

The Company’s overall investment strategy is to achieve a mix of investments for long-term growth and near-term benefit payments through diversification of asset types, fund strategies and fund managers. Investment risk is measured on an on-going basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews. The Pension Plans invest in the following major asset categories: equity securities and fixed income securities. At December 31, 2010 and 2009, pension investments did not include any direct investments in the Company’s stock or the Company’s debt.

The weighted-average allocation of plan assets by asset category for the Retirement Plan at December 31, 2010 and 2009 was as follows:

	2010	2009
Asset category
Equity securities	66.0%	70.0%
Fixed income securities	34.0%	30.0%

	100.0%	100.0%

For the years ended December 31, 2010 and 2009, the Company’s targeted allocation, by asset category were 65% for equity securities and 35% for fixed income securities. The Company establishes its weighted-average expected long-term return on plan assets considering various factors, which include the targeted asset allocation percentages, historical return performance and expected future returns.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth, by category and within the fair value hierarchy, the estimated fair value of the Company’s pension assets at December 31, 2010:

	Fair Value Measurements at December 31, 2010
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset category
Equity securities:
Mutual funds (1)	$28,945	$28,945	$—	$—
Management money—equity specialty (2)	2,245	—	2,245	—
Fixed income securities:
Mutual funds (3)	14,096	14,096	—
Commingled fund—fixed income specialty (4)	1,773	—	1,773	—

	$47,059	$43,041	$4,018	$—

(1)	This class represents actively traded mutual funds of market equities.
(2)	This class represents a managed account specifically for the pension asset trust that primarily consists of common stocks.
(3)	This class represents actively traded mutual funds of fixed income securities.
(4)	This class represents commingled funds actively managed by investment managers that focuses on fixed income securities.

The following table sets forth benefit payments expected to be paid by the Pension Plans for the period indicated:

(in thousands of dollars)
2011	$2,036
2012	$2,254
2013	$2,468
2014	$2,702
2015	$2,953
In aggregate during five-years thereafter	$18,951

Contributions of approximately $3.0 million are expected to be made to the Retirement Plan in 2011, and no contributions are expected to be required or made to the Restoration Plan in 2011. At December 31, 2010, the fair value of the assets of the Pension Plans was $47.1 million, up from $42.2 million at December 31, 2009. The significant increase was mainly due to the continued rebound in global stock prices that occurred during 2010.

Retirement Plan for Employees for Exopack Performance Films, Inc.

On January 29, 2008, the Company adopted the Retirement Plan for Employees of Exopack Performance Films, Inc., retroactive to December 1, 2007. Exopack Performance Films’ employees at the Whitby location are eligible to participate in the plan. There are two portions of the plan, a defined contribution plan and a savings plan. In the defined contribution plan, contributions are made by the Company only, and are based on an age and service formula. The supplemental employer contribution to the defined contribution plan was guaranteed for a two-year period that began on December 1, 2007 and ended on November 30, 2009. The Company contributed a

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

total of approximately $357,000 and $933,000 to the defined contribution plan during the years ended December 31, 2010 and 2009, respectively. None of the amount contributed to the defined contribution plan during the year ended December 31, 2010 was related to the supplemental employer contribution as the supplemental portion of the defined contribution plan ended on November 30, 2009. Of the amounts contributed during the year ended December 31, 2009, approximately $542,000 was related to the guaranteed supplemental employer contribution. In addition, employees can contribute to the savings plan and receive a match of 50% on the first 4% the employee defers to the plan. Employer contributions to the savings plan were discontinued as of March 1, 2010 and no further employer contributions will be made to the plan. Accordingly, total expense related to the savings plan was approximately $28,000 and $116,000 for the years ended December 31, 2010 and 2009, respectively. During the two-year transitional period, which ended November 30, 2009, the employees received a contribution of 2% in the savings plan regardless of their savings plan contribution. Total expense for employees who did not participate in the plan was approximately zero and $44,000 for the years ended December 31, 2010 and 2009, respectively.

Savings Plans for the Companies of Exopack

The Company has a 401(k) plan, which is a defined contribution plan that covers all full-time employees in the United States. The Company partially matches employee contributions which vest immediately. Expense totaled approximately $1.6 million, $2.8 million and $2.9 million for the years ended December 31, 2010, 2009 and 2008, respectively. The significant decrease in 2010 expense compared to 2009 is primarily related to a decrease in the employer matching contribution from 4% to 2% effective January 1, 2010, partially offset by the matching contribution related to the employees from the EMCS acquisition.

Profit-Sharing Plan

The Savings Plans for the Companies of Exopack provide for a profit-sharing contribution for certain employees, which is based on a percentage of income before income taxes (as defined by the plan), as well as current compensation earned by participants and years of service. Profit-sharing expense under these plans for the years ended December 31, 2010, 2009 and 2008 was approximately $115,000, $40,000, and $70,000, respectively. Employees vest in the Company’s profit sharing contributions over a six-year period, with 10% vesting per year during the first two years of service and 20% per year thereafter.

Postretirement Benefit Plan

The Company is obligated to provide healthcare benefits on a restricted basis, to certain employees pursuant to a collective bargaining agreement (the “Postretirement Plan”).

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following sets forth the information related to the change in the unfunded accumulated benefit obligation for the years ended December 31, 2010 and 2009:

(in thousands of dollars)	December 31, 2010	December 31, 2009
Change in benefit obligation
Benefit obligation at beginning of year—January 1	$543	$466
Service cost	22	23
Interest cost	29	29
Benefits paid	—	—
Actuarial loss (gain)	(6)	25

Benefit obligation at end of year—December 31	$588	$543

Accumulated benefit obligation at the end of year—December 31	$588	$543

Unfunded Status of the Plan	$(588)	$(543)

(in thousands of dollars)	December 31, 2010	December 31, 2009
Components of net periodic benefit costs
Service cost	$22	$23
Interest cost	29	29
Amortization of net actuarial gains	(16)	(15)

Net periodic postretirement benefit cost	$35	$37

Other changes in plan assets and benefit obligations recognized in other comprehensive income
Other comprehensive income at beginning of period—January 1	$(193)	$(233)
Net actuarial gain recognized during the period	16	15
Net (gain) loss during the period	(6)	25

Unrecognized other comprehensive income at end of period—December 31	$(183)	$(193)

Total recognized loss in other comprehensive income	$10	$40

Total recognized in net periodic benefit cost and other comprehensive income	$45	$77

The significant assumptions used to measure the expected cost of benefits are as follows:

Weighted-average assumed health care cost trend rate:

9.0% grading uniformly to 5.0% over an eight-year period for the year ending December 31, 2010.

8.5% grading uniformly to 5.0% over an eight-year period for the years ending December 31, 2009 and 2008

Weighted-average discount rates for obligation:

5.40% at December 31, 2010

5.90% at December 31, 2009

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Discount rates for the net periodic benefit cost:

5.90% for the year ended December 31, 2010

6.10% for the year ended December 31, 2009

6.00% for the year ended December 31, 2008

The Company sets its discount rate annually in relationship to movements in published benchmark rates. The ultimate health care cost trend rate of 5% represents the Company’s best estimate of the long-term average annual health care cost increase over the duration of the postretirement benefit plan’s liabilities.

The effects of a 1% increase or decrease in assumed health care cost trend rates would have an insignificant effect on both the accumulated postretirement benefit obligation for health care benefits at December 31, 2010 and 2009 and the aggregate of net periodic postretirement health and benefit costs for the years ended December 31, 2010, 2009 and 2008.

Components of the net periodic postretirement benefit cost for the years ended December 31, 2010, 2009 and 2008 are as follows:

(in thousands of dollars)	December 31, 2010	December 31, 2009	December 31, 2008
Components of net periodic benefit costs
Service cost	$22	$23	$21
Interest cost	29	29	25
Amortization of net actuarial gains	(16)	(15)	(16)

Net periodic postretirement benefit cost	$35	$37	$30

The Company expects approximately $10,000 in accumulated other comprehensive income to be reclassified into net period cost in 2011 related to unrecognized actuarial gains. There are no unrecognized prior service costs or transition obligations for the Postretirement Plan at December 31, 2010. The Company expects to incur net periodic benefit costs of approximately $40,000 in 2011.

The following table sets forth benefit payments expected to be paid for the periods indicated:

(in thousands of dollars)
2011	$15
2012	$27
2013	$39
2014	$43
2015	$47
In aggregate for the five-years thereafter	$341

Other than Company contributions to fund annual benefit payments, no other contributions are expected to be required or made to fund the postretirement benefit obligation in 2011.

Stock Option Plan

In December 2005, CPG’s Board of Directors approved the establishment of the 2005 Stock Option Plan of CPG Finance, Inc. (the “2005 Stock Option Plan”), in which officers and certain key employees of the Company

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

are able to participate, and reserved 100,000 shares of CPG’s non-voting common shares for the 2005 Stock Option Plan. Under the 2005 Stock Option Plan, options have a term of no longer than 10 years and vest ratably over a five-year period.

The FASB revised guidance related to share-based payments in December of 2004. This guidance requires nonpublic companies that have used the “minimum value method” under the previous guidance for either recognition or pro forma purposes to use the prospective method of the new guidance for transition. The prospective method allows companies to continue to account for previously issued awards that remain outstanding at the date of adopting the new guidance using pre-existing accounting standards and, accordingly, there will be no material compensation expense related to the options issued in December 2005. The pro forma impact of the December 2005 options would be immaterial for disclosure purposes during 2010, 2009 and 2008. The prospective method also requires nonpublic companies to record compensation cost in accordance with the guidance only for awards issued, modified, repurchased, or cancelled after the effective date. Compensation expense related to options issued subsequent to the adoption of the revised guidance is being recorded ratably over the vesting period of five years. The CPG Board granted 11,600 options to certain of the Company’s officers and key employees during the year ended December 31, 2010. The CPG Board did not issue any options during the year ended December 31, 2009. The CPG Board granted 23,550 options to certain of the Company’s officers and key employees during the year ended December 31, 2008. The Company recorded related compensation expense of approximately $291,000, $419,000 and $616,000 during the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, the total compensation cost related to non-vested awards not yet recognized was approximately $1.5 million. This compensation cost is expected to be recognized over the remaining weighted-average vesting period of 2.5 years.

The following table summarizes information about stock options outstanding at December 31, 2010 (there were zero shares exercisable at December 31, 2010):

	Options Outstanding
Exercise Price	Number Outstanding	Weighted-average Remaining Contractual Life
$72	44,000	4.8 years
$130	1,500	5.5 years
$140	5,200	6.0 years
$184	1,550	6.4 years
$163	11,750	6.7 years
$140	5,000	7.1 years
$139	11,000	9.6 years
$198	600	9.7 years

	80,600	6.5 years

	Options Outstanding	Weighted-average Exercise Price	Aggregate Intrinsic Vale	Weighted-average Remaining Contractual Life
Options outstanding at December 31, 2009	76,400	$102.17
Granted	11,600	$142.05
Forfeited	(7,400)	$110.04

Options outstanding at December 31, 2010	80,600	$107.19	$13.4 million	6.5 years

There were 19,400 options available for grant at December 31, 2010 under the 2005 Stock Option Plan.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Deferred Compensation Agreements

The Company has unfunded deferred compensation agreements, assumed in connection with the Cello-Foil acquisition. The Company is obligated to provide certain deferred compensation for these Cello-Foil employees over specified periods beginning at age 62. In addition, the Company has agreed to provide certain death benefits for the employees to be paid over a specified period. The Company is accruing its obligations over the estimated period of employment of the individuals to age 62. As of December 31, 2010 and 2009, the Company had two individuals under the agreements that were receiving benefits. The deferred compensation liability for these agreements was approximately $321,000 and $377,000 at December 31, 2010 and 2009, respectively (recorded in “other liabilities” in the accompanying consolidated balance sheets). Deferred compensation expense for the years ended December 31, 2010, 2009 and 2008 was insignificant.

Other Benefit Plans

The Company maintains a management incentive compensation plan that provides annual cash awards to eligible management personnel based on both Company and business unit performance against pre-defined targets. The Company recognized charges of approximately $3.2 million, $4.3 million and $957,000 for benefits under the management incentive compensation plan for the years ended December 31, 2010, 2009 and 2008, respectively.

In conjunction with the EMCS acquisition, the Company assumed a management incentive compensation plan that remained in place through the end of 2010. The Company recognized charges of approximately $596,000 for the year ended December 31, 2010 for benefits under this management incentive compensation plan.

6. Capital Structure

The Company is authorized to issue 2,900,000 shares of common stock, consisting of 1,200,000 shares of voting common stock (1 share issued and outstanding at December 31, 2010 and 2009) (“Voting Common Stock”) and 1,700,000 shares of non-voting common stock (no shares issued and outstanding at December 31, 2010 and 2009) (“Non-Voting Common Stock”), each with a par value of $0.001 per share. The Voting Common Stock and the Non-Voting Common Stock have identical rights, qualifications, limitations, restrictions, and privileges. However, the holders of the Non-Voting Common Stock have no right to vote on the matters to be voted on by the Company’s stockholders, except under a merger or consolidation of the Company into other entities or a recapitalization or reorganization of the Company in which shares of the Non-Voting Common Stock would be treated differently than the Voting Common Stock. The holders of Voting Common Stock and the holders of Non-Voting Common Stock are entitled to share equally, share for share, in any dividends declared and payable (see Note 4 with respect to restrictions placed on declarations and payments under financing arrangements). Each share of Voting Common stock is convertible at any time (except under certain conditions, as defined) into a share of Non-Voting Common Stock.

The Company is authorized to issue 100,000 shares of preferred stock with a par value of $0.001 per share. The rights, qualifications, limitations, restrictions, and privileges of such shares are determined by the Board of Directors at each preferred share issuance and may differ from those of any and all other series of preferred stock. There were no preferred shares issued and outstanding at December 31, 2010 and 2009.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

7. Severance Expenses and Exit and Disposal Activities

Severance Expenses

During the years ended December 31, 2010, 2009 and 2008, the Company terminated certain employees and eliminated their positions. During 2010 and 2009, the Company also extended a voluntary early retirement option to certain salaried employees and a voluntary separation option to certain hourly employees at one of its consumer food and specialty packaging segment facilities. In connection with these terminations the Company recorded employee termination costs of approximately $2.7 million, $3.1 million (excluding severance costs associated with the closure of a facility discussed below) and $2.0 million for the years ended December 31, 2010, 2009 and 2008, respectively, which were included in “Selling, general and administrative expenses” in the consolidated statements of operations. Of the approximately $2.0 million in severance accrued at December 31, 2009 and approximately $2.7 million in costs incurred in 2010, the Company paid approximately $4.3 million through December 31, 2010, so that approximately $419,000 remained accrued for employee termination benefits at December 31, 2010, which will be paid in 2011.

Exit and Disposal Activities

In accordance with FASB guidance related to accounting for costs associated with exit and disposal activities, the Company recognizes a liability for exit or disposal activities when the related costs are incurred.

During the year ended December 31, 2008, the Company consolidated the operations of one of its Canadian consumer food and specialty packaging facilities from two buildings into one building. In conjunction with the consolidation and subsequent sublease of the building to a third party, the Company recorded a discounted lease obligation of approximately $567,000 during the year ended December 31, 2008. This charge is reflected in “Selling, general and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2008. There were no exit costs incurred related to this facility during the years ended December 31, 2010 or 2009. The Company remains obligated to make payments under a facility lease through August 2015 and, in April 2009, the Company began receiving sublease income to help mitigate the cost of the remaining lease obligation. The remaining lease obligation related to this facility of approximately $416,000 is reflected in the consolidated balance sheet as of December 31, 2010.

During the year ended December 31, 2007, the Company ceased using a significant portion of one of its leased Canadian consumer food and specialty packaging facilities and recorded a charge to pre-tax earnings of approximately $699,000 for the pro-rata portion of the remaining lease payments to be made through the lease term ending December 2009 for the unused area of the facility. The Company did not renew the lease on this facility upon its expiration in December of 2009 and there was no remaining lease obligation related to this facility as of December 31, 2009. During the year ended December 31, 2009, the Company recorded $831,000 in closure costs, of which $378,000 was recorded in the fourth quarter, including $404,000 in severance costs related to the closure of this facility and this charge is reflected in “Selling, general and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2009. There were no exit costs incurred related to this facility during the year ended December 31, 2010. There was no remaining severance liability related to this closed facility as of December 31, 2010.

8. Commitments and Contingencies

Operating Leases

The Company leases certain land, buildings, equipment, vehicles, warehouses, and office space under the terms of non-cancelable operating leases which expire through the year 2023.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Future annual payments on the operating leases as of December 31, 2010 are as follows:

(in thousands of dollars)
Year Ending December 31
2011	$9,534
2012	8,695
2013	7,323
2014	5,746
2015	3,432
2016 and thereafter	7,628

Total	$42,358

Rent expense for all operating leases amounted to approximately $9.7 million, $8.7 million and $7.9 million (excluding the provision for future rental costs related to the exit from certain leased facilities) for the years ended December 31, 2010, 2009 and 2008, respectively.

Capital Leases

The Company leases certain buildings and equipment under the terms of non-cancelable capital leases which expire through the year 2019.

Future annual payments on the capital leases as of December 31, 2010 are as follows:

(in thousands of dollars)
Year Ending December 31
2011	$2,859
2012	2,684
2013	2,684
2014	2,420
2015	1,096
2016 and thereafter	5,030
Interest portion	(4,396)

Total	$12,377

See Note 15 for additional information on the Company’s lease transactions.

Purchase Commitments

The Company was obligated under an agreement through December 31, 2009 with its major ink supplier to purchase annually the greater of $4.0 million of ink or 90% of all ink purchases by the Company from this supplier subject to certain rebates. This agreement expired on December 31, 2009 and was subsequently extended until June 30, 2010. A new agreement, which is in the process of being executed, covers the period from July 1, 2010 through December 31, 2012 and obligated the Company to purchase the greater of approximately $10.1 million or 90% of all ink purchases by the Company from the supplier subject to certain rebates. For the years ended December 31, 2010, 2009 and 2008, the Company purchased approximately $9.1 million, $5.7 million and $7.6 million, respectively, of ink from this supplier.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Capital Project Commitments Related to Property, Plant and Equipment

At December 31, 2010, the Company has various capital projects related to property, plant and equipment in progress with approximately $23.9 million in future estimated costs to complete the projects.

Legal Proceedings

From time to time, the Company becomes party to legal proceedings and administrative actions, which are of an ordinary or routine nature, incidental to the operations of the Company. Although it is difficult to predict the outcome of any legal proceeding, in the opinion of the Company’s management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flows.

9. Income Taxes

The following tables present components of the (benefit from) provision for income taxes, the principal items of deferred taxes, and a reconciliation of the statutory U.S. Federal income tax rate to the effective income tax rate for the years or dates indicated, as applicable:

(in thousands of dollars)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
(Benefit from) provision for income taxes:
Current
Federal	—	—	—
Foreign	1,397	1,245	853
State	(51)	92	126

	1,346	1,337	979

Deferred
Federal	768	(1,225)	(1,862)
Foreign	(113)	(90)	(78)
State	(144)	(1,136)	(254)

	511	(2,451)	(2,194)
Net (benefit from) provision for income taxes	$1,857	$(1,114)	$(1,215)

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The components of deferred income tax assets and liabilities are summarized as follows at December 31, 2010 and 2009:

(in thousands of dollars)	2010	2009
Gross deferred income tax assets
Net operating loss carryforwards	$20,174	$16,125
Minimum pension liability	8,504	7,036
Accrued vacation	2,080	1,660
AMT credit carryforwards	1,190	1,190
Accrued workers’ compensation liability	558	573
Deferred compensation and future stock option payments	699	608
Net accounts receivable basis difference	397	476
Accrual for medical claims incurred by not reported	285	281
State and other tax credit carryforwards	444	444
Net inventory basis difference	762	590
Other accruals and reserves	874	1,178

	35,967	30,161

Gross deferred income tax liabilities
Net fixed asset basis difference	(34,209)	(33,550)
Goodwill and other intangible assets basis differences	(20,208)	(19,541)
Postretirement and pension accruals	(2,364)	(1,695)
Undistributed earnings of UK subsidiary	(1,151)	—
Other	(1,495)	(751)

	(59,427)	(55,537)

Gross deferred tax liabilities, net	(23,460)	(25,376)
Less: valuation allowance	(5,715)	(4,813)

Net deferred income tax liabilities	$(29,175)	$(30,189)

The net deferred income tax liability is recognized as follows in the accompanying consolidated balance sheets at December 31, 2010 and 2009:

(in thousands of dollars)	December 31, 2010	December 31, 2009
Current deferred income tax asset	$3,703	$3,500
Long-term deferred income tax liability	(32,878)	(33,689)

	$(29,175)	$(30,189)

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The reconciliation of the statutory U.S. Federal income tax rate to the effective income tax rate is summarized as follows:

(in thousands of dollars)	Year ended December 31, 2010		Year ended December 31, 2009		Year ended December 31, 2008
Domestic	$(1,767)	193%	$(5,128)	73%	$(5,798)	79%
Foreign	850	-93%	(1,921)	27%	(1,535)	21%

Total loss before income taxes	$(917)	100%	$(7,049)	100%	$(7,333)	100%

Federal income tax (benefit) at the U.S. statutory rate	$(312)	34%	$(2,397)	34%	$(2,493)	34%
Foreign rate differential	(86)	9%	(69)	1%	(282)	4%
State income tax (benefit), net of federal income tax (benefit)	(178)	19%	(349)	5%	(85)	1%
Permanent differences	145	-16%	21	0%	204	-3%
Valuation allowance	670	-73%	1,912	-27%	1,124	-15%
Effect of deferred rate changes	427	-46%	(44)	0%	455	-6%
Change in undistributed earnings assertion for United Kingdom	1,151	-126%	—	0%	—	0%
Adjustment related to prior year taxes	40	-4%	(188)	3%	(64)	1%
Other	—	0%	—	0%	(74)	1%

	$1,857	-203%	$(1,114)	16%	$(1,215)	17%

At December 31, 2010, the Company had Federal net operating loss carryforwards of approximately $33.5 million, which begin to expire in 2024. The Company has recorded deferred taxes on $32.9 million related to the domestic net operating loss carryforwards. The difference is due to excess tax basis in goodwill acquired in a purchase business combination that will reduce the income taxes paid by the Company in future periods, and in accordance with FASB guidance related to accounting for income taxes, the Company will record a reduction to book goodwill as the future tax benefits are realized rather than recording a deferred tax asset for these benefits. The Company has alternative minimum tax credit carryforwards of approximately $1.2 million, which do not expire. The Company also had Canadian loss carryforwards of approximately $28.4 million, which begin to expire in 2010. The Company has placed a valuation allowance of approximately $5.3 million against the Canadian loss carryforwards net of the Canadian deferred tax liabilities. See Note 13 for the net change in the valuation allowance.

During 2009, the IRS completed its examination of the tax year ended December 31, 2006. During the course of that examination, the IRS made several adjustments to the net operating loss carryforwards which have been offset by establishing certain deferred items which will be deductible in the future. The examination was completed as of December 31, 2009 and no further adjustments were required. The Company has state tax credit carryforwards totaling approximately $444,000 which it does not expect to be able to utilize; accordingly, the Company has recorded a valuation allowance of this amount in its accompanying consolidated balance sheets at December 31, 2010 and 2009.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

A reconciliation of the beginning and ending liabilities for income tax contingencies is as follows:

(in thousands of dollars)
Gross uncertain tax benefit at January 1, 2008	$72
Gross decreases (expired statute)	(36)
Gross decreases (withdrawn determination)	(16)
Gross decreases (settled by cash payment with tax authorities)	(20)

Gross uncertain tax benefit at December 31, 2008	—
Gross increases/decreases	—

Gross uncertain tax benefit at December 31, 2009	—
Gross increases/decreases	—

Gross uncertain tax benefit at December 31, 2010	$—

None of the unrecognized tax benefits, if recognized, would affect the effective tax rate of December 31, 2010, 2009 or 2008.

10. Related Party Transactions

Transactions with Affiliates of Sun Capital

In 2005, the Company entered into a management services agreement with Sun Capital Partners Management IV, LLC, an affiliate of Sun Capital (“Sun Capital Management”). The management services agreement was amended on January 31, 2006. Pursuant to the terms of the agreement, as amended, Sun Capital Management has provided and will provide the Company with certain financial and management consulting services, subject to the supervision of the Company’s Board of Directors. In exchange for these services, the Company will pay Sun Capital Management an annual management fee equal to the greater of $1.0 million or 2% of EBITDA (as defined in the agreement).

In addition to this general management fee, in connection with any management services provided to the Company, its subsidiaries, or its stockholders with respect to certain corporate events, including, without limitation, refinancing, restructurings, equity or debt offerings, acquisitions, mergers, consolidations, business combinations, sales and divestitures, Sun Capital Management is entitled to 1.0% of the aggregate consideration paid (including liabilities assumed) in connection with the applicable corporate event as well as any customary and reasonable fees. During the year ended December 31, 2010, the Company incurred approximately $938,000 in management services under the agreement for management services related to the EMCS acquisition. The Company will also reimburse Sun Capital Management for all out-of-pocket expenses incurred in the performance of services under the agreement. During the year ended December 31, 2010, the Company incurred approximately $234,000 in reimbursable expenses related to the EMCS acquisition. No such expenses were incurred during the years ended December 31, 2009 and 2008 under this portion of the agreement.

During the years ended December 31, 2010, 2009 and 2008, the Company incurred management fees and other related expenses under the management services agreement of approximately $1.9 million, $1.4 million and $1.5 million, respectively.

The Company incurred approximately $47,000, $56,000 and $73,000 for the years ending December 31, 2010, 2009 and 2008, respectively, for certain consulting fees from Sun Capital Management.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

11. Segments

The Company identifies its reportable segments in accordance with FASB guidance for disclosures about segments of an enterprise and related information, by reviewing the nature of products sold, nature of the production processes, type and class of customer, methods to distribute product and nature of regulatory environment. While all of these factors were reviewed, the Company believes that the most significant factors are the nature of its products, the nature of the production process and the type of customers served.

Prior to the Company’s fourth quarter of 2008, the Company determined that it operated in two reportable segments. After the 2007 acquisitions of EAC and EPF, the Company began integration of these acquired businesses and during 2008 reassessed its segment reporting. As of the fourth quarter of 2008, the Company determined that its operations consisted of three reportable segments: (i) paper packaging, (ii) plastic packaging and films, and (iii) coated products. Effective July 1, 2009, the Company implemented an internal organizational change to move from a concentration on product lines to a concentration on markets. As a result of this change, the Company reassessed its segment reporting in the third quarter of 2009 and determined that its operations consist of four reportable segments: (i) pet food and specialty packaging, (ii) consumer food and specialty packaging, (iii) performance packaging and (iv) coated products. The pet food and specialty packaging segment produces products used in applications such as pet food, lawn and garden, charcoal, and popcorn packaging. The consumer food and specialty packaging segment produces products used in applications such as fresh meat, natural cheese and dairy foods, beverages, personal care, frozen foods, confectionary, breakfast foods, and films. The performance packaging segment produces products used in applications such as building materials, chemicals, agricultural products and food ingredient packaging. The coated products segment produces precision coated films, foils, fabrics and other substrates for imaging, electronics, medical and optical technologies.

The EMCS acquisition, which primarily includes meat and cheese packaging products, is included in the consumer food and specialty packaging segment for the year ended December 31, 2010.

Identifiable assets by reportable segment include only those assets that are specifically identified with each segment’s operations. Corporate assets include primarily certain cash held at the corporate level, deferred financing costs, income tax assets, certain non-trade receivables, capitalized software costs, corporate property, and the carrying amount of indefinite-lived trade names acquired in the Exopack Acquisition.

The Company evaluates performance based on profit or loss from operations. During the years ended December 31, 2010, 2009 and 2008 segment data includes a charge allocating certain corporate costs to each of its operating segments, as summarized in the table below:

(in thousands of dollars)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Pet food and specialty packaging	$6,146	$4,584	$3,794
Consumer food and specialty packaging	5,330	9,487	8,724
Performance packaging	5,025	5,036	5,363

Total allocations	$16,501	$19,107	$17,881

Due to the autonomy of the coated products segment in relation to the other segments, no corporate costs were allocated to the coated products segment during the years ended December 31, 2010, 2009 and 2008.

While sales and transfers between segments are recorded at cost plus a reasonable profit, the effects of intersegment sales are excluded from the computations of segment operating income. Intercompany profit is eliminated in consolidation and is not significant for the periods presented.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Corporate operating losses consist principally of certain unallocated corporate costs.

The accounting policies for the individual segments are the same as the Company’s general accounting policies discussed in Note 2.

The table below presents information about the Company’s reportable segments for the years ended December 31, 2010, 2009 and 2008.

(in thousands of dollars)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Revenues from external customers:
Pet food and specialty packaging	$231,933	$233,195	$267,520
Consumer food and specialty packaging	304,382	211,082	236,152
Performance packaging	171,616	163,641	202,213
Coated products	77,155	65,815	75,847

Total	$785,086	$673,733	$781,732

Intersegment revenues:
Pet food and specialty packaging	$310	$1,612	$1,693
Consumer food and specialty packaging	18,538	19,012	10,053
Performance packaging	708	1,270	1,896
Coated products	—	—	—

Total	$19,376	$21,894	$13,642

Operating income (loss):
Pet food and specialty packaging	$24,423	$26,051	$27,245
Consumer food and specialty packaging	18,671	4,197	2,706
Performance packaging	12,122	9,861	13,240
Coated products	11,750	5,523	5,981
Corporate	(32,539)	(24,557)	(24,143)
Total	34,427	21,075	25,029
Interest expense—Corporate	36,379	28,592	30,991
Other expense (income), net	(1,035)	(468)	1,371

Loss before income taxes	$(917)	$(7,049)	$(7,333)

Identifiable assets:
Pet food and specialty packaging	$139,488	$136,207	$143,885
Consumer food and specialty packaging	236,714	124,862	123,739
Performance packaging	110,887	112,843	123,892
Coated products	44,078	41,302	41,738
Corporate	78,641	66,250	65,378

Total	$609,808	$481,464	$498,632

Depreciation and amortization:
Pet food and specialty packaging	$7,826	$6,757	$6,500
Consumer food and specialty packaging	12,791	7,905	7,282
Performance packaging	6,797	6,089	6,013
Coated products	2,250	2,224	2,443
Corporate	4,072	2,480	2,266

Total	$33,736	$25,455	$24,504

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands of dollars)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Capital expenditures:
Pet food and specialty packaging	$2,980	$10,413	$5,587
Consumer food and specialty packaging	17,226	9,474	4,245
Performance packaging	1,835	5,046	7,240
Coated products	1,274	934	1,494
Corporate	1,681	554	583

Total	$24,996	$26,421	$19,149

The following geographic information represents the Company’s net sales based on product shipment location for the years ended December 31, 2010, 2009 and 2008 and total long-lived assets based on physical location at December 31, 2010 and 2009:

Net Sales to Unaffiliated Customers

(in thousands)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
United States	$678,674	$571,143	$648,033
United Kingdom	36,471	32,934	39,159
Canada	69,941	69,656	94,540

	$785,086	673,733	781,732

Total Property Plant and Equipment

(in thousands)	2010	2009
United States	$191,646	$149,429
Canada	16,775	18,451
United Kingdom	5,872	6,175

	$214,293	$174,055

There were no individual customers that accounted for more than 10% of the Company’s net sales during the year ended December 31, 2010. One customer accounted for 11.5% and 11.8% of the Company’s net sales during the years ended December 31, 2009 and 2008, respectively. One customer, primarily within the Company’s pet food and specialty segment, accounted for 10.9% and 12.0% of total accounts receivable as of December 31, 2010 and 2009, respectively.

12. Insurance Proceeds

In September 2009, one of the Company’s facilities in the consumer food and specialty packaging segment experienced a fire that damaged a press. During the year ended December 31, 2010, the Company received insurance proceeds related to this claim of approximately $1.0 million. The $1.0 million in insurance proceeds is included in “Other (income) expense, net” on the accompanying consolidated statement of operations for the year ended December 31, 2010.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

13. Valuation and Qualifying Accounts

(in thousands)	Balance at Beginning of Period	Charged to Expense (Benefit)		Other		(Deductions) Recoveries		Balance at End of Period
2010
Allowance for Uncollectible Accounts	$1,592	$132		$—		$(174	)(1)	$1,550
Valuation Allowance for Deferred Tax Assets	$4,813	$670	(2)	$232	(3)	$—		$5,715
Inventory Reserve	$973	$434		$—		$(535	)(1)	$872

2009
Allowance for Uncollectible Accounts	$2,088	$(1,089)		$—		$593	(1)	$1,592
Valuation Allowance for Deferred Tax Assets	$2,374	$1,912	(2)	$527	(3)	$—		$4,813
Inventory Reserve	$875	$912		$21		$(835	)(1)	$973

2008
Allowance for Uncollectible Accounts	$1,666	$(267)		$—		$689	(1)	$2,088
Valuation Allowance for Deferred Tax Assets	$1,636	$1,124	(2)	$(386	)(3)	$—		$2,374
Inventory Reserve	$2,608	$284		$(69	)(3)	$(1,948	)(1)	$875

(1)	Represents amounts written off (recovered) during the period.
(2)	During 2010, 2009 and 2008, the Company recorded a non-cash charge to establish a valuation allowance against net operating losses specifically related to the Company’s Canadian operations. See Note 2 for further discussion.
(3)	Represents impact of foreign exchange rates during the period.

14. Consolidating Financial Information

The Former Senior Notes are jointly, severally, fully and unconditionally guaranteed by the Company’s domestic restricted subsidiaries. Each guarantor subsidiary is 100% owned, directly or indirectly, by the Company within the meaning of Rule 3-10(h) of Regulation S-X. Following are consolidating financial statements of the Company, including the guarantors, provided pursuant to Rule 3-10 of Regulation S-X in lieu of separate financial statements of each subsidiary guaranteeing the Former Senior Notes.

The following consolidating financial statements present the balance sheets as of December 31, 2010 and 2009, the statements of operations for the years ended December 31, 2010, 2009 and 2008, and the statements of cash flows for the years ended December 31, 2010, 2009 and 2008, of (i) Exopack Holding Corp. (the “Parent”), (ii) the domestic subsidiaries of Exopack Holding Corp. (the “Guarantor Subsidiaries”), (iii) the foreign subsidiaries of Exopack Holding Corp. (the “Nonguarantor Subsidiaries”), and (iv) the eliminations necessary to arrive at the information for the Company on a consolidated basis. The Parent and the Guarantor Subsidiaries have each reflected investments in their respective subsidiaries under the equity method of accounting. There are no restrictions limiting transfers of cash from Guarantor Subsidiaries and Nonguarantor Subsidiaries to the Parent. The consolidating financial statements should be read in conjunction with the accompanying consolidated financial statements of the Company.

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2010

(in thousands of dollars)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash	$—	$48	$2,460	$—	$2,508
Trade accounts receivable (net of allowance for uncollectible accounts of $1,550)	—	80,979	13,972	—	94,951
Other receivables	—	2,914	549	—	3,463
Inventories	—	91,727	12,001	—	103,728
Deferred income taxes	—	3,643	60	—	3,703
Prepaid expenses and other current assets	—	2,196	1,044	—	3,240

Total current assets	—	181,507	30,086	—	211,593
Property, plant, and equipment, net	—	191,646	22,647	—	214,293
Deferred financing costs, net	13,760	1,238	—	—	14,998
Intangible assets, net	—	92,383	601	—	92,984
Goodwill	—	68,943	699	—	69,642
Investment in subsidiaries	127,036	5,392	—	(132,428)	—
Intercompany receivables	35,640	24,817	(363)	(60,094)	—
Other assets	—	5,962	336	—	6,298

Total assets	$176,436	$571,888	$54,006	$(192,522)	$609,808

Liabilities and Stockholder’s Equity
Current liabilities
Revolving credit facility and current portion of long-term debt	$—	$51,624	$7,191	$—	$58,815
Accounts payable	—	71,828	11,779	—	83,607
Accrued liabilities	15,000	29,363	2,505	—	46,868
Income taxes payable	—	16	956	—	972

Total current liabilities	15,000	152,831	22,431	—	190,262

Long-term liabilities
Long-term debt, less current portion	320,000	—	—	—	320,000
Capital lease obligations, less current portion	—	10,501	—	—	10,501
Deferred income taxes	(47,965)	79,616	1,227	—	32,878
Intercompany payables	(150,594)	186,368	24,320	(60,094)	—
Other liabilities	—	15,536	636	—	16,172

Total long-term liabilities	121,441	292,021	26,183	(60,094)	379,551

Commitments and contingencies
Stockholder’s equity
Preferred stock, par value, $0.001 per share—100,000 shares authorized, no shares issued and outstanding	—	—	—	—	—
Common stock, par value, $0.001 per share—2,900,000 shares authorized, 1 share issued and outstanding	—	—	—	—	—
Additional paid-in capital	73,521	73,521	23,897	(97,418)	73,521
Accumulated other comprehensive loss, net	(7,095)	(7,095)	(1,988)	9,083	(7,095)
Accumulated deficit	(26,431)	60,610	(16,517)	(44,093)	(26,431)

Total stockholder’s equity	39,995	127,036	5,392	(132,428)	39,995

Total liabilities and stockholder’s equity	$176,436	$571,888	$54,006	$(192,522)	$609,808

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2009

(in thousands of dollars)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash	$—	$160	$473	$—	$633
Trade accounts receivable (net of allowance for uncollectible accounts of $1,592)	—	64,566	13,828	—	78,394
Other receivables	—	2,160	1,636	—	3,796
Inventories	—	65,398	14,910	(336)	79,972
Deferred income taxes	—	3,332	168	—	3,500
Prepaid expenses and other current assets	—	2,017	1,400	—	3,417

Total current assets	—	137,633	32,415	(336)	169,712
Property, plant, and equipment, net	—	149,429	24,626	—	174,055
Deferred financing costs, net	4,798	399	—	—	5,197
Intangible assets, net	—	64,533	674	—	65,207
Goodwill	—	63,718	720	—	64,438
Investment in subsidiaries	110,782	7,035	—	(117,817)	—
Intercompany receivables	35,640	24,863	(2,718)	(57,785)	—
Other assets	—	2,253	602	—	2,855

Total assets	$151,220	$449,863	$56,319	$(175,938)	$481,464

Liabilities and Stockholder’s Equity
Current liabilities
Revolving credit facility and current portion of long-term debt	$—	$60,259	$8,344	$—	$68,603
Accounts payable	—	53,227	11,702	—	64,929
Accrued liabilities	10,312	19,378	4,089	—	33,779
Income taxes payable	—	124	978	—	1,102

Total current liabilities	10,312	132,988	25,113	—	168,413

Long-term liabilities
Long-term debt, less current portion	220,000	34	—	—	220,034
Deferred income taxes	(38,186)	70,385	1,490	—	33,689
Intercompany payables	(85,405)	121,180	22,010	(57,785)	—
Other liabilities	—	14,158	671	—	14,829

Total long-term liabilities	96,409	205,757	24,171	(57,785)	268,552

Commitments and contingencies
Stockholder’s equity
Preferred stock, par value, $0.001 per share —100,000 shares authorized, no shares issued and outstanding	—	—	—	—	—
Common stock, par value, $0.001 per share—2,900,000 shares authorized, 1 share issued and outstanding	—	—	—	—	—
Additional paid-in capital	73,230	73,230	23,897	(97,127)	73,230
Accumulated other comprehensive loss, net	(5,074)	(5,074)	(1,373)	6,447	(5,074)
Accumulated deficit	(23,657)	42,962	(15,489)	(27,473)	(23,657)

Total stockholder’s equity	44,499	111,118	7,035	(118,153)	44,499

Total liabilities and stockholder’s equity	$151,220	$449,863	$56,319	$(175,938)	$481,464

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010

(in thousands of dollars)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$679,451	$119,934	$(14,299)	$785,086
Cost of sales	—	590,141	108,663	(14,636)	684,168

Gross margin	—	89,310	11,271	337	100,918
Selling, general and administrative expenses	291	57,937	8,263	—	66,491

Operating income (loss)	(291)	31,373	3,008	337	34,427

Other expenses (income)
Interest expense	30,245	4,461	1,673	—	36,379
Other (income) expense, net	—	(2,114)	485	594	(1,035)

Net other expense	30,245	2,347	2,158	594	35,344

(Loss) income before income taxes	(30,536)	29,026	850	(257)	(917)
(Benefit from) provision for income taxes	(9,778)	10,351	1,284	—	1,857

Net (loss) income before equity in earnings of affiliates	(20,758)	18,675	(434)	(257)	(2,774)
Equity in earnings (loss) of affiliates	17,984	(1,027)	—	(16,957)	—

Net (loss) income	$(2,774)	$17,648	$(434)	$(17,214)	$(2,774)

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009

(in thousands of dollars)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$571,440	$121,315	$(19,022)	$673,733
Cost of sales	—	502,108	113,659	(19,003)	596,764

Gross margin	—	69,332	7,656	(19)	76,969
Selling, general and administrative expenses	419	47,405	8,070	—	55,894

Operating income (loss)	(419)	21,927	(414)	(19)	21,075

Other expenses (income)
Interest expense	23,324	3,569	1,699	—	28,592
Other (income) expense, net	—	(277)	(191)	—	(468)

Net other expense	23,324	3,292	1,508	—	28,124

(Loss) income before income taxes	(23,743)	18,635	(1,922)	(19)	(7,049)
(Benefit from) provision for income taxes	(7,646)	5,418	1,114	—	(1,114)

Net (loss) income before equity in earnings of affiliates	(16,097)	13,217	(3,036)	(19)	(5,935)
Equity in earnings (loss) of affiliates	10,162	(3,036)	—	(7,126)	—

Net (loss) income	$(5,935)	$10,181	$(3,036)	$(7,145)	$(5,935)

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008

(in thousands of dollars)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$648,431	$142,624	$(9,323)	$781,732
Cost of sales	—	577,528	131,027	(9,031)	699,524

Gross margin	—	70,903	11,597	(292)	82,208
Selling, general and administrative expenses	628	47,607	8,944	—	57,179

Operating income (loss)	(628)	23,296	2,653	(292)	25,029

Other expenses (income)
Interest expense	23,324	5,243	2,424	—	30,991
Other (income) expense, net	—	(393)	1,764	—	1,371

Net other expense	23,324	4,850	4,188	—	32,362

(Loss) income before income taxes	(23,952)	18,446	(1,535)	(292)	(7,333)
(Benefit from) provision for income taxes	(9,101)	7,117	769	—	(1,215)

Net (loss) income before equity in earnings of affiliates	(14,851)	11,329	(2,304)	(292)	(6,118)
Equity in earnings (loss) of affiliates	8,733	(2,304)	—	(6,429)	—

Net (loss) income	$(6,118)	$9,025	$(2,304)	$(6,721)	$(6,118)

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2010

(in thousands of dollars)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net (loss) income	$(2,774)	$17,648	$(434)	$(17,214)	$(2,774)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities
Depreciation and amortization	2,664	27,785	3,287	—	33,736
Equity in (earnings) loss of affiliates	(17,984)	1,027	—	16,957	—
Deferred income tax (benefit) provision	(9,779)	10,401	(116)	—	506
Stock compensation expense	291	291	—	(291)	291
Loss (gain) on sales and disposition of property, plant and equipment	—	737	(69)	—	668
Changes in operating assets and liabilities
Receivables	—	(5,486)	101	—	(5,385)
Inventories	—	(13,419)	3,211	(337)	(10,545)
Prepaid expenses and other assets	—	(5,246)	2,639	—	(2,607)
Accounts payable and accrued and other liabilities	4,688	12,581	(1,462)	—	15,807
Income tax receivable/payable	—	(108)	6	—	(102)

Net cash provided by (used in) operating activities	(22,894)	46,211	7,163	(885)	29,595

Cash flows from investing activities
Investment in joint venture		(425)			(425)
Purchases of property, plant and equipment, including capitalized software	—	(22,852)	(2,144)	—	(24,996)
Proceeds from sales of property, plant and equipment	—	7,004	245	—	7,249
Acquisition of business, net of cash acquired	—	(82,124)	—	—	(82,124)
Investments in subsidiaries	(291)	—	—	291	—

Net cash (used in) provided by investing activities	(291)	(98,397)	(1,899)	291	(100,296)

Cash flows from financing activities
Repayment of subordinated term loans	—	(49)	—	—	(49)
Borrowings on term loan	100,000	—	—	—	100,000
Repayments on term loan	(100,000)	—	—	—	(100,000)
Issuance of former additional notes	100,000	—	—	—	100,000
Repayment of capital lease obligations	—	(2,488)	—	—	(2,488)
Deferred financing costs paid on former senior notes and senior credit facility	(11,626)	(1,255)	—	—	(12,881)
Borrowings under revolving credit facility	—	872,003	72,611	—	944,614
Repayments of revolving credit facility	—	(882,499)	(73,993)	—	(956,492)
Intercompany borrowings (repayments)	(65,189)	65,236	(47)	—	—
Dividends paid	—	—	(594)	594	—

Net cash provided by (used in) financing activities	23,185	50,948	(2,023)	594	72,704
Effect of exchange rate changes on cash	—	1,126	(1,254)	—	(128)

Increase (decrease) in cash	—	(112)	1,987	—	1,875
Cash
Beginning of year	—	160	473	—	633

End of year	$—	$48	$2,460	$—	$2,508

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2009

(in thousands of dollars)	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net (loss) income	$(5,935)	$10,181	$(3,036)	$(7,145)	$(5,935)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities
Depreciation and amortization	1,175	21,035	3,245	—	25,455
Equity in (earnings) loss of affiliates	(10,162)	3,036	—	7,126	—
Deferred income tax (benefit) provision	(7,645)	5,283	(85)	—	(2,447)
Stock compensation expense	419	419	—	(419)	419
Loss on sales and disposition of property, plant and equipment	—	1,049	264	—	1,313
Changes in operating assets and liabilities:
Receivables	—	2,417	4,294	—	6,711
Inventories	—	11,508	1,873	19	13,400
Prepaid expenses and other assets	—	(1,448)	(1,199)	—	(2,647)
Accounts payable and accrued and other liabilities	(1)	(8,658)	(1,873)	—	(10,532)
Income tax receivable/payable	—	30	211	—	241

Net cash provided by (used in) operating activities	(22,149)	44,852	3,694	(419)	25,978

Cash flows from investing activities
Investment in joint venture	—	(400)	—	—	(400)
Purchases of property, plant and equipment, including capitalized software	—	(22,773)	(3,648)	—	(26,421)
Proceeds from sales of property, plant and equipment	—	6,973	108	—	7,081
Investments in subsidiaries	(419)	—	—	419	—

Net cash (used in) provided by investing activities	(419)	(16,200)	(3,540)	419	(19,740)

Cash flows from financing activities
Repayment of subordinated term loans	—	(48)	—	—	(48)
Borrowings under revolving credit facility	—	684,725	39,382	—	724,107
Repayments of revolving credit facility	—	(692,324)	(38,656)	—	(730,980)
Intercompany borrowings (repayments)	22,568	(24,486)	1,918	—	—

Net cash provided by (used in) financing activities	22,568	(32,133)	2,644	—	(6,921)

Effect of exchange rate changes on cash	—	3,000	(3,396)	—	(396)
Increase (decrease) in cash	—	(481)	(598)	—	(1,079)
Cash
Beginning of year	—	641	1,071	—	1,712

End of year	$—	$160	$473	$—	$633

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2008

		Guarantor	Nonguarantor
(in thousands of dollars)	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net (loss) income	$(6,118)	$9,025	$(2,304)	$(6,721)	$(6,118)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities
Depreciation and amortization	1,175	19,897	3,432	—	24,504
Equity in (earnings) loss of affiliates	(8,733)	2,304	—	6,429	—
Deferred income tax (benefit) provision	(9,102)	6,986	(131)	—	(2,247)
Stock compensation expense	616	616	—	(616)	616
Loss (gain) on sales and disposition of property, plant and equipment	—	1,792	(35)	—	1,757
Changes in operating assets and liabilities:
Receivables	—	(2,906)	(5,775)	—	(8,681)
Inventories	—	768	(985)	292	75
Prepaid expenses and other assets	—	1,618	(242)	—	1,376
Accounts payable and accrued and other liabilities	1	(3,566)	4,168	—	603
Income tax receivable/payable	—	476	598	—	1,074

Net cash provided by (used in) operating activities	(22,161)	37,010	(1,274)	(616)	12,959

Cash flows from investing activities
Purchases of property, plant and equipment,, including capitalized software	—	(16,444)	(2,705)	—	(19,149)
Proceeds from sales of property, plant and equipment	—	406	106	—	512
Acquisition of business	—	542	(931)	—	(389)
Investments in subsidiaries	(616)	—	—	616	—

Net cash (used in) provided by investing activities	(616)	(15,496)	(3,530)	616	(19,026)

Cash flows from financing activities
Repayment of subordinated term loans	—	(49)	(64)	—	(113)
Financing costs paid	—	(110)	—	—	(110)
Borrowings under revolving credit facility	—	979,619	99,379	—	1,078,998
Repayments of revolving credit facility	—	(978,409)	(95,217)	—	(1,073,626)
Intercompany borrowings (repayments)	22,700	(18,016)	(4,684)	—	—

Net cash provided by (used in) financing activities	22,700	(16,965)	(586)	—	5,149
Effect of exchange rate changes on cash	—	(4,214)	5,536	—	1,322

Increase (decrease) in cash	(77)	335	146	—	404
Cash
Beginning of year	77	306	925	—	1,308

End of year	$—	$641	$1,071	$—	$1,712

Exopack Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

15. Lease Transactions

During the year ended December 31, 2009, the Company completed two equipment sale/leaseback transactions with a third party that resulted in net proceeds of approximately $6.0 million, after fees and deposits. The equipment sold consisted of an extrusion asset and press that were purchased during 2009. These funds were subsequently used to reduce amounts outstanding under the Senior Credit Facility.

On July 12, 2010, the Company completed an equipment sale /leaseback transaction with a third party that resulted in net proceeds of approximately $4.9 million, after fees and deposits. These funds were subsequently used to reduce amounts outstanding under the Senior Credit Facility. The Company determined that this lease qualifies as a capital lease and accordingly recorded a capital lease obligation equal to the present value of the minimum lease payments, or approximately $5.2 million. The lease term is five years with a lease expiration date of July 2015. At December 31, 2010, $5.2 million of property, plant and equipment and approximately $515,000 of accumulated depreciation are recorded related to the capital lease on the accompanying consolidated balance sheet. At December 31, 2010, approximately $1.0 million and $3.6 million are included in the current portion of capital lease obligations and long-term capital lease obligations, less current portion, respectively, on the accompanying consolidated balance sheet. At December 31, 2010, approximately $1.7 million in security deposits refundable at lease expiration are included in other assets on the accompanying consolidated balance sheet.

In conjunction with the EMCS acquisition, the Company assumed one lease related to real estate and three leases related to extrusion equipment that the Company determined all qualify as capital leases. The Company recorded a total capital lease obligation equal to the present value of the minimum lease payments, or approximately $9.2 million. The leases expired over various periods with the real estate lease expiring in May 2019 and the three equipment leases expiring in May 2014, September 2014 and December 2017, respectively. Subsequent to the EMCS acquisition, the Company re-negotiated two of the equipment leases. The remaining equipment lease was cancelled and the equipment was purchased by the Company for approximately $1.5 million. The new equipment leases expire in September 2014. At December 31, 2010, approximately $4.4 million of property, plant and equipment and approximately $71,000 of accumulated depreciation related to the real estate and approximately $3.4 million of property, plant and equipment and approximately $476,000 of accumulated depreciation related to the extrusion equipment are recorded on the accompanying consolidated balance sheet. At December 31, 2010, approximately $77,000 and $4.3 million are included in the current portion of capital lease obligations and long-term capital lease obligations, less current portion, respectively, related to the assumed real estate lease. At December 31, 2010, approximately $796,000 and $2.6 million are included in the current portion of capital lease obligations and long-term capital lease obligations, less current portion, respectively, related to the equipment leases. At December 31, 2010, approximately $1.4 million in security deposits refundable at lease expiration are included in other assets in the accompanying consolidated balance sheet.

See Note 8 for a schedule of future annual lease payments.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Exopack Holding Corp.:

We have audited the accompanying special-purpose statements of assets acquired and liabilities assumed of Alcan Cheese and Meat (“the Business”, as further described in Note 1) as of December 31, 2009 and 2008 and the related statements of revenues and direct expenses of the Business for the years ended December 31, 2009 and 2008 and for the periods October 24, 2007 through December 31, 2007 and January 1, 2007 through October 23, 2007. These financial statements are the responsibility of the Business’ management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Current Report on Form 8-K/A of Exopack Holding Corp.) as described in Note 2 of the financial statements, and are not intended to be a complete presentation of the Business’ financial position or results of operations.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets acquired and liabilities assumed of the Business as of December 31, 2009 and 2008 and its revenues and direct expenses for the years ended December 31, 2009, and 2008 and for the periods October 24, 2007 through December 31, 2007 and January 1, 2007 through October 23, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina

September 17, 2010

Alcan Cheese and Meat

Statements of Assets Acquired and Liabilities Assumed

June 30, 2010 (Unaudited), December 31, 2009 and 2008

(In thousands of dollars)

	Successor *	Predecessor 2 *
	Bemis ACM	Rio ACM
	June 30, 2010 (Unaudited)	December 31, 2009	December 31, 2008
Assets acquired
Trade receivables, net	$10,429	$11,005	$10,443
Inventories, net	13,437	10,954	12,343
Prepaid expenses and other current assets	348	84	41
Property, plant and equipment, net	45,046	47,064	51,588
Intangible assets, net	26,879	45,832	48,632

Total assets acquired	96,139	114,939	123,047

Liabilities assumed
Accounts payable	7,377	6,342	11,888
Accrued liabilities	4,813	7,157	5,702
Capital lease obligations	9,160	9,534	10,244

Total liabilities assumed	21,350	23,033	27,834

Net assets acquired	$74,789	$91,906	$95,213

*	As defined in Note 2.

The accompanying notes are an integral part of these financial statements.

Alcan Cheese and Meat

Statements of Revenues and Direct Expenses

For the periods March 1, 2010 through June 30, 2010 (Unaudited)

and January 1, 2010 through February 28, 2010 (Unaudited),

for the six months ended June 30, 2009 (Unaudited),

for the years ended December 31, 2009 and 2008, and for the periods October 24, 2007 through December 31, 2007 and January 1, 2007 through October 23, 2007

(In thousands of dollars)

	Successor *	Predecessor 2 *					Predecessor 1 *
	Bemis ACM	Rio ACM					Alcan ACM
	March 1, 2010 through June 30, 2010 (Unaudited)	January 1, 2010 through February 28, 2010 (Unaudited)	Six Months Ended June 30, 2009 (Unaudited)	Year Ended December 31, 2009	Year Ended December 31, 2008	October 24, 2007 through December 31, 2007	January 1, 2007 through October 23, 2007
Revenues
Third parties	$47,688	$25,193	$75,309	$154,947	$146,649	$24,321	$111,136
Related parties	793	184	547	1,508	1,849	424	1,078

Total revenues	48,481	25,377	75,856	156,455	148,498	24,745	112,214

Direct expenses
Cost of sales	27,345	19,830	61,802	126,590	122,779	21,967	93,666
Related party cost of sales	14,805	—	—	—	—	—	—

Total cost of sales	42,150	19,830	61,802	126,590	122,779	21,967	93,666

Selling , general and administrative expenses
Related parties	2,361	1,416	5,084	9,816	8,823	1,594	8,129
Amortization	492	467	1,401	2,801	2,801	530	—
Related party—research and development	285	170	958	1,873	1,856	314	1,604

Total selling, general and administrative expenses	3,138	2,053	7,443	14,490	13,480	2,438	9,733

Total direct expenses	45,288	21,883	69,245	141,080	136,259	24,405	103,399
Revenues in excess of direct expenses	$3,193	$3,494	$6,611	$15,375	$12,239	$340	$8,815

*	As defined in Note 2.

The accompanying notes are an integral part of these financial statements.

Alcan Cheese and Meat

Notes to the Financial Statements

(In thousands of dollars)

1. Description of Business and Asset Purchase Agreement

The Alcan Cheese and Meat business (“ACM”, as defined below) represents an aggregation of assets, liabilities, revenues and expenses of certain flexible packaging product lines which were historically reported as an integrated operation within the Alcan Packaging-Food Americas business. Alcan Packaging-Food Americas was a business within Alcan Inc. (“Alcan”) prior to October 24, 2007, at which time Alcan was acquired by Rio Tinto plc, a part of Rio Tinto Group (“Rio”). Alcan Packaging-Food Americas was again acquired by Bemis Company Inc. (“Bemis”) from Rio on February 28, 2010 as disclosed below. Accordingly, the financial data for periods subsequent to October 23, 2007 but prior to March 1, 2010 and as of December 31, 2009 and 2008 reflects Rio’s allocation of a portion of its purchase price for Alcan, based on its assessment of the fair value of the specific identifiable tangible and intangible assets and liabilities of the ACM business as of the acquisition date.

In July 2009, Bemis entered into negotiations with Rio to acquire the Alcan Packaging-Food Americas business. However, as part of the customary antitrust review process conducted by the United States Department of Justice, it was determined that the contemplated combined Bemis and Alcan Packaging-Food Americas businesses represented too significant a position in the United States market as it related to certain specific product offerings.

On February 25, 2010, the United States District Court for the District of Columbia approved the Bemis acquisition of Alcan Packaging-Food Americas, subject to a Hold Separate Stipulation and Order (“Order”) dated February 24, 2010 for certain relevant products (“Relevant Products”) which Bemis was required to immediately hold separate and divest. The Relevant Products as defined in the Order are any of Alcan Packaging-Food Americas’ “flexible-packaging roll-stock used in the packaging of chunk, sliced and/or shredded natural cheeses and any flexible-packaging shrink bags used for fresh meat”. On February 28, 2010, Bemis consummated the purchase of Alcan Packaging-Food Americas. Accordingly, the financial data for periods subsequent to February 28, 2010 and as of June 30, 2010 reflects Bemis’ allocation of a portion of its purchase price for Alcan Packaging-Food Americas based on its assessment of the fair value of the specific identifiable tangible and intangible assets and liabilities of the ACM business as of the acquisition date.

On June 11, 2010, Exopack Holding Corp. (“Exopack”) signed a definitive Asset Purchase Agreement (the “Agreement”) with Bemis to acquire the Relevant Products as well as certain other packaging products covered in the Agreement for $82.1 million, which is subject to certain post-closing adjustments as described in the Agreement. On July 13, 2010, Exopack consummated this transaction. Exopack funded the purchase price with proceeds from a term loan under a Credit and Guaranty Agreement. The financial data directly related to products acquired by Exopack are herein after referred to as “ACM” for all periods presented in these financial statements. Further references to Alcan Packaging-Food Americas and ACM throughout these financial statements relates to the financial data of the party which owned the respective business during the periods referenced.

ACM’s products are manufactured to varying degrees across four of Alcan Packaging-Food Americas’ many North American plants. The four Alcan Packaging-Food Americas plants that manufacture ACM products are the Menasha, Wisconsin (“Menasha”); Tulsa, Oklahoma (“Tulsa”); Boscobel, Wisconsin (“Boscobel”); and Des Moines, Iowa (“Des Moines”) plants. With the exception of the Tulsa facility, which is dedicated solely to the production of ACM products, the other three plants manufacture ACM products as well as other products which are not part of ACM and will be retained by Bemis. Approximately 35% of the total volume of goods produced at the Menahsa plant relates to the wax packaging business which will be retained by Bemis and which was sectioned off and will remain co-located prospectively from March 1, 2010. The remaining operations of the

Alcan Cheese and Meat

Notes to the Financial Statements—(Continued)

(In thousands of dollars)

Menasha plant relate to the ACM products. Other ACM customer contracts and revenue streams pertaining to the products acquired by Exopack are manufactured at the Boscobel and Des Moines plants, both of which will be retained by Bemis but will toll manufacture the ACM products for Exopack, for a limited period of time, under terms which were negotiated by Bemis and Exopack. In addition a transition services agreement has been negotiated for a period of time. A separate tolling agreement existed between Bemis and ACM for the period March 1, 2010 through July 13, 2010 as discussed in Note 11.

2. Basis of Presentation

The accompanying Statements of Assets Acquired and Liabilities Assumed as of June 30, 2010 (Unaudited), December 31, 2009 and 2008 and the related Statements of Revenues and Direct Expenses for the periods March 1, 2010 through June 30, 2010 (Unaudited) and January 1, 2010 through February 28, 2010 (Unaudited), for the six months ended June 30, 2009 (Unaudited), for the years ended December 31, 2009 and 2008, and for the periods October 24, 2007 through December 31, 2007 and January 1, 2007 through October 23, 2007 (collectively, the “Financial Statements”) of ACM have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (“SEC”), as permitted by the SEC. The elements of the Financial Statements are stated in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The accompanying Statements of Assets Acquired and Liabilities Assumed include only certain assets and liabilities related to the Menasha and Tulsa plants that are part of the ACM business to be sold as per the Agreement.

In addition to substantially all of the assets and liabilities of the Boscobel and Des Moines plants, Bemis will retain certain assets and liabilities of the Menasha and Tulsa plants that have been excluded from the Statements of Assets Acquired and Liabilities Assumed. These excluded assets and liabilities consist primarily of:

•	Cash and cash equivalents

•	Deferred income taxes

•	Intercompany receivables and payables

•	Self-insurance reserves

•	Assets and liabilities of employee benefit plans, other than accrued vacation

•	Income taxes payable

The Statements of Revenues and Direct Expenses include the revenues and expenses directly attributable to the development, sale and distribution of the ACM products manufactured at the Menasha and Tulsa plants as well as the revenues and direct expenses pertaining to the ACM products manufactured at the Boscobel and Des Moines facilities.

ACM sources certain of its products from Alcan Packaging-Food Americas manufacturing facilities. In addition, ACM utilizes the services of Alcan Packaging-Food Americas for certain functions, such as information technology, finance and accounting, research and development, marketing, and corporate wide employee benefit programs. The cost of these services have been allocated to ACM and are included in the Statements of Revenues and Direct Expenses for all periods presented. Management considers these allocations to be a reasonable

Alcan Cheese and Meat

Notes to the Financial Statements—(Continued)

(In thousands of dollars)

reflection of ACM’s utilization of these services. A discussion of the relationship with Alcan Packaging-Food Americas, Rio and Bemis, including a description of the costs that have been allocated to ACM, is included in Note 11 to the Financial Statements.

The Statements of Revenues and Direct Expenses exclude costs that are not directly related to ACM, including certain Alcan Packaging-Food Americas, Rio and Bemis corporate overhead expenses, interest income and expense and income taxes. These costs will be incurred for future stand alone operations of ACM.

Statements of cash flows and invested equity are not presented as Exopack is not acquiring all of the assets nor assuming all of the liabilities of ACM, and the preparation of such financial information is impracticable given the nature of the financial statements and the limited amount of information available specifically related to ACM.

The interim financial information presented herein are unaudited; however, all material adjustments (consisting only of normal recurring adjustments, unless otherwise noted) have been made for a fair presentation. The results for the interim periods are not necessarily indicative of the results to be expected for any other interim period or for any future periods.

Predecessor and Successor Reporting

The effects of the acquisition of Alcan by Rio on October 23, 2007, and the effects of the acquisition by Bemis on February 28, 2010, and the subsequent adjustments to the carve-out basis of accounting applied to ACM were recorded in accordance with SEC Staff Accounting Bulletin (SAB) Topic 5J, “New Basis of Accounting Required in Certain Circumstances”. Accordingly, in the accompanying June 30, 2010 (Unaudited), December 31, 2009 and 2008 Statements of Assets Acquired and Liabilities Assumed, the portion of total consideration and related costs paid by Bemis and Rio, as applicable, in connection with the acquisition and attributable to ACM have been pushed down to ACM and have been allocated to the Assets Acquired and Liabilities Assumed in accordance with financial accounting standards guidance related to business combinations.

Due to the impact of push down accounting, ACM’s Statements of Revenues and Direct Expenses and certain note presentations for the year ended December 31, 2007 and for the six-month period ended June 30, 2010 are presented in two distinct periods to indicate the application of two different cost basis of accounting between the historical periods presented resulting from the changes in ownership occurring during these periods. As such, for the 12 month period ended December 31, 2007, the two distinct periods are: (1) the period up to and including the acquisition date (January 1, 2007 through October 23, 2007, identified as “Predecessor 1” or “Alcan ACM”) and (2) the period after that date (October 24, 2007 through December 31, 2007, identified as “Predecessor 2” or “Rio ACM”). All periods presented from December 31, 2007 through February 28, 2010 are also identified as “Predecessor 2” or “Rio ACM”. The period for which ACM was owned by Bemis beginning March 1, 2010 is referred to as the “Successor” or “Bemis ACM”. ACM’s financial statements and certain notes include a black line division which indicates that the Predecessor 1, Predecessor 2, and Successor reporting entities shown are not comparable as a result of the impact of push down accounting as discussed above.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of

Alcan Cheese and Meat

Notes to the Financial Statements—(Continued)

(In thousands of dollars)

contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from product sales, net of trade discounts, allowances and volume-based incentives, is recognized once delivery has occurred, provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer.

Shipping and Handling Costs

Amounts charged to customers related to shipping and handling are included in revenues, and related shipping and handling costs are recognized in cost of sales and operating expenses.

Inventories

Inventories are stated at cost (determined primarily using the average cost method) or net realizable value, whichever is lower. Cost includes material, labor and manufacturing overhead costs.

Property, Plant & Equipment

Property, plant and equipment is recorded at cost and includes interest capitalized during the construction period, if material. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are 30 years for buildings and improvements, 10 years for machinery and equipment, and 3-7 years for other depreciable assets. The cost of property, plant and equipment and related accumulated depreciation are removed from the accounts upon the retirement of such assets and the resulting gain or loss is recognized at the time of disposition. Maintenance and repairs that do not improve efficiency or extend economic life are charged to expense as incurred.

Intangible Assets

Intangible assets are comprised primarily of customer contracts and relationships; patented and non-patented technology; and trademarks and trade names, all of which have finite lives. Intangible assets are recorded at cost less accumulated amortization and are amortized using the straight-line method over their estimated useful lives.

Impairment of Long-Lived Assets

ACM reviews its long-lived assets and amortizable intangible assets for impairment annually, or whenever events or changes in circumstances indicate that the net carrying amount of a long-lived asset may not be fully recoverable. An impairment loss is recognized when the net carrying amount of the asset exceeds the future undiscounted cash flows expected from the asset. Any impairment loss is measured as the amount by which the carrying amount exceeds the estimated fair value. Such evaluations for impairment are significantly affected by estimates of future prices for ACM’s products, economic trends in the market and other factors.

Determinations of market values (quotes, bids, proposals, etc.) are used whenever available to estimate fair value. When market values are unavailable, the estimated fair value of the long-lived asset is generally based on estimates of future undiscounted net cash flows. No impairment adjustments have been reported during any of the periods presented.

Alcan Cheese and Meat

Notes to the Financial Statements—(Continued)

(In thousands of dollars)

Environmental Liabilities

Various state and federal regulations relating to health, safety and the environment govern the flexible packaging and plastic films industry, and ACM has invested substantial effort to prepare for and meet these requirements. While these requirements are continually changing, management believes that its operations are in substantial compliance with applicable health, safety and environmental regulations. Costs associated with cleaning up existing environmental contamination caused by past operations and costs which do not benefit future periods are expensed. ACM records undiscounted liabilities for environmental costs when a loss is probable and can be reasonably estimated. At June 30, 2010 (Unaudited), December 31, 2009 and 2008, there were no significant obligations related to environmental matters.

Research and Development

ACM incurs costs in connection with research and development programs that are expected to contribute to future earnings, and charges such costs to expense as incurred. These costs include certain salaries, wages and related employment, facilities and operating expenses.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the trade receivables balance. Management determines the allowance based on known doubtful accounts, historical experience and other currently available evidence.

Adopted Accounting Standards and Guidance

In June 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance for the FASB Accounting Standards CodificationTM (“ASC”), which establishes the ASC as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The adoption of this guidance did not have an effect on these financial statements.

In May 2009, the FASB issued authoritative guidance for subsequent events which establishes general standards of accounting and disclosure for events that occur after the balance sheet date but before the financial statements are issued. The adoption of this guidance expanded the disclosures in these financial statements.

In April 2009, the FASB issued additional authoritative guidance regarding accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance amends and clarifies earlier guidance to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The guidance was effective for ACM on January 1, 2009, and applies to business combinations with an acquisition date on or after the guidance became effective. Adoption of this guidance did not have an effect on these financial statements.

Alcan Cheese and Meat

Notes to the Financial Statements—(Continued)

(In thousands of dollars)

4. Trade Receivables

Trade receivables consist of the following:

	Successor	Predecessor 2
	Bemis ACM	Rio ACM
	June 30, 2010 (Unaudited)	December 31, 2009	December 31, 2008
Trade receivables—gross—third parties	$10,729	$11,042	$10,698
Less: Allowance for doubtful accounts and other reserves	(300)	(37)	(255)

Trade receivables—net	$10,429	$11,005	$10,443

Significant Customers and Concentration of Credit Risk

Two customers accounted for 34.2% of revenues for the period March 1, 2010 through June 30, 2010 (Unaudited). Three customers accounted for 41.8% of revenues for the period January 1, 2010 through February 28, 2010 (Unaudited). Four customers accounted for 54.6%, 57.4% and 64.0% of revenues for the years ended December 31, 2009 and 2008, and the period October 24, 2007 through December 31, 2007, respectively. Three customers accounted for 55.9% of revenues for the period January 1, 2007 through October 23, 2007.

Two customers accounted for 49.2% of total trade receivables as of June 30, 2010 (Unaudited). Three customers accounted for 53.5% and 62% of total trade receivables as of December 31, 2009 and 2008, respectively.

5. Inventories, net

Inventories consist of the following:

	Successor	Predecessor 2
	Bemis ACM	Rio ACM
	June 30, 2010 (Unaudited)	December 31, 2009	December 31, 2008
Raw materials and other supplies	$3,041	$1,401	$2,784
Work in progress	1,953	1,670	1,572
Finished goods	7,328	6,893	7,260
Spare parts	1,294	1,192	1,004
Allowance for obsolescence	(179)	(202)	(277)

Total Inventories, net	$13,437	$10,954	$12,343

Alcan Cheese and Meat

Notes to the Financial Statements—(Continued)

(In thousands of dollars)

6. Property, Plant and Equipment, net

Property, plant and equipment consists of the following:

	Successor	Predecessor 2
	Bemis ACM	Rio ACM
	June 30, 2010 (Unaudited)	December 31, 2009	December 31, 2008
Cost
Land and property rights	$560	$715	$715
Buildings and leasehold improvements	10,108	10,270	9,410
Property under capital leases	9,948	11,487	11,487
Machinery and equipment	25,129	47,949	46,938

	45,745	70,421	68,550
Less: Accumulated depreciation	(1,704)	(23,905)	(18,946)

	44,041	46,516	49,604
Construction in progress	1,005	548	1,984

Property, plant and equipment—net	$45,046	$47,064	$51,588

Depreciation expense related to property, plant and equipment was as follows:

	Successor	Predecessor 2					Predecessor 1
	Bemis ACM	Rio ACM					Alcan ACM
	March 1, 2010 through June 30, 2010 (Unaudited)	January 1, 2010 through February 28, 2010 (Unaudited)	Six Months Ended June 30, 2009 (Unaudited)	Year Ended December 31, 2009	Year Ended December 31, 2008	October 24, 2007 through December 31, 2007	January 1, 2007 through October 23, 2007
Depreciation expense	$1,557	$1,188	$3,805	$7,633	$7,331	$1,201	$5,458

Alcan Cheese and Meat

Notes to the Financial Statements—(Continued)

(In thousands of dollars)

7. Identifiable Intangible Assets

Definite-lived intangible assets consist of the following:

Successor—Bemis ACM	Customer Contracts and Relationships	Patented and Non- Patented Technology	Trademarks and Trade names	Total
As of June 30, 2010 (Unaudited)
Gross carrying amount	$19,351	$6,406	$1,614	$27,371
Less: accumulated amortization	(323)	(142)	(27)	(492)

Net carrying amount	$19,028	$6,264	$1,587	$26,879

Weighted average useful life	20.0 years	15.0 years	20.0 years	18.6 years

Predecessor 2—Rio ACM
As of December 31, 2009
Gross carrying amount	$36,736	$12,162	$3,065	$51,963
Less: accumulated amortization	(4,021)	(1,775)	(335)	(6,131)

Net carrying amount	$32,715	$10,387	$2,730	$45,832

Weighted average useful life	20.0 years	15.0 years	20.0 years	18.6 years

As of December 31, 2008
Gross carrying amount	$36,736	$12,162	$3,065	$51,963
Less: accumulated amortization	(2,184)	(964)	(182)	(3,331)

Net carrying amount	$34,552	$11,198	$2,883	$48,632

Weighted average useful life	20.0 years	15.0 years	20.0 years	18.6 years

Amortization expense related to definite-lived intangible assets was as follows:

	Successor	Predecessor 2					Predecessor 1
	Bemis ACM	Rio ACM					Alcan ACM
	March 1, 2010 through June 30, 2010 (Unaudited)	January 1, 2010 through February 28, 2010 (Unaudited)	Six Months Ended June 30, 2009 (Unaudited)	Year Ended December 31, 2009	Year Ended December 31, 2008	October 24, 2007 through December 31, 2007	January 1, 2007 through October 23, 2007
Amortization expense	$492	$467	$1,401	$2,801	$2,801	$530	$—

8. Accrued Liabilities

Accrued liabilities consists of the following:

	Successor	Predecessor 2
	Bemis ACM	Rio ACM
	June 30, 2010 (Unaudited)	December 31, 2009	December 31, 2008
Accrued employment costs	$1,177	$410	$355
Accrued customer rebates and other liabilities	3,636	6,747	5,347

Total accrued liabilities	$4,813	$7,157	$5,702

Alcan Cheese and Meat

Notes to the Financial Statements—(Continued)

(In thousands of dollars)

9. Capital Lease Obligations

ACM leases certain buildings and equipment under the terms of non-cancelable capital leases which expire through 2019. Property and equipment leased by the Business under capital leases are stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Future minimum payments on the capital leases as of December 31, 2009 are as follows:

Lease Payments
Year ending December 31,
2010	$1,554
2011	1,554
2012	1,554
2013	1,554
2014	1,288
Thereafter	3,394

Total	$10,898

The liabilities reflected on the Statements of Assets Acquired and Liabilities Assumed are net of interest costs. As the Statements of Revenues and Direct Expenses excludes interest costs, these financial statements exclude the interest cost pertaining to capital lease obligations.

10. Commitments and Contingencies

Operating Leases

ACM leases certain land, equipment and warehouses under the terms of non-cancelable operating leases which expire through July 2023. Future minimum payments on the operating leases as of December 31, 2009 are as follows:

Lease Payments
Year ending December 31,
2010	$499
2011	266
2012	118
2013	94
2014	60
Thereafter	508

Total	$1,545

Rent expense for all operating leases was as follows:

	Successor	Predecessor 2					Predecessor 1
	Bemis ACM	Rio ACM					Alcan ACM
	March 1, 2010 through June 30, 2010 (Unaudited)	January 1, 2010 through February 28, 2010 (Unaudited)	Six Months Ended June 30, 2009 (Unaudited)	Year Ended December 31, 2009	Year Ended December 31, 2008	October 24, 2007 through December 31, 2007	January 1, 2007 through October 23, 2007
Rent expense	$124	$55	$160	$321	$304	$41	$203

Alcan Cheese and Meat

Notes to the Financial Statements—(Continued)

(In thousands of dollars)

Legal Proceedings

From time to time, ACM becomes party to legal proceedings and administrative actions, which are of an ordinary or routine nature, and incidental to the operations of ACM. Although it is difficult to predict the outcome of any legal proceeding, in the opinion of management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on ACM’s financial position or operating results.

11. Related Party Transactions

Related Party Sales

Related party sales represent sales to other Alcan Packaging-Food Americas locations.

Manufacturing (Unaudited)

Bemis’s Boscobel and Des Moines manufacturing facilities produced a portion of the products sold by ACM for the period March 1, 2010 through June 30, 2010 (Unaudited) under a tolling agreement. Prior to March 1, 2010, cost of product sales included the cost of production consisting of direct material, labor and overhead, as well as an allocation of indirect overhead from these two manufacturing facilities related to sales to ACM customers. For the period March 1, 2010 through June 30, 2010 (Unaudited), the tolling charges by Bemis to ACM incurred under this tolling agreement are reflected in related party cost of sales of $14.9 million. Sales to third parties include sales of $14.4 million, related to these products. The costs under the tolling agreement differ from the costs which were incurred historically by ACM as presented in the Predecessor periods and may not be indicative of the costs which Exopack may incur subsequent to the tolling arrangement between Bemis and ACM.

Leased Property (Unaudited)

The Menasha facility was held separate from Bemis for the period subsequent to the March 1, 2010 Bemis acquisition date. The portion of the business that remained with Bemis is continuing to operate in a portion of the Menasha facility under a lease agreement. Rental income for the four months ended June 30, 2010 was $89 and was included as a reduction to related party cost of sales.

Alcan Cheese and Meat

Notes to the Financial Statements—(Continued)

(In thousands of dollars)

Selling, General and Administrative Expense and Research and Developmental Cost Allocations

ACM utilized the services of Alcan Packaging-Food Americas and certain of its subsidiaries for certain selling, general and administrative functions. These services included information technology, finance and accounting, research and development, facilities management, and marketing. The cost of these services has been determined by allocating a portion of the overall Alcan Packaging-Food Americas corporate cost for these services to ACM. The amounts allocated to ACM are based on a proportional cost allocation methodology utilizing net sales as a key driver. The amounts allocated are intended to represent the costs of providing these services and management believes the allocation methods are reasonable and consistently applied for all periods. The costs as historically allocated may not be indicative of the costs which will be incurred subsequent to the acquisition by Exopack. Costs allocated to ACM were as follows:

	Successor	Predecessor 2					Predecessor 1
	Bemis ACM	Rio ACM					Alcan ACM
	March 1, 2010 through June 30, 2010 (Unaudited)	January 1, 2010 through February 28, 2010 (Unaudited)	Six Months Ended June 30, 2009 (Unaudited)	Year Ended December 31, 2009	Year Ended December 31, 2008	October 24, 2007 through December 31, 2007	January 1, 2007 through October 23, 2007
Costs allocated to selling, general and administrative expenses	$2,361	$1,416	$5,084	$9,816	$8,823	$1,594	$8,129
Costs allocated to research and development	285	170	958	1,873	1,856	314	1,604

Total allocated costs	$2,646	$1,586	$6,042	$11,689	$10,679	$1,908	$9,733

No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this exchange offer other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by Exopack Holding Corp. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the notes to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of Exopack Holding Corp. or that information contained herein is correct as of any time subsequent to the date hereof. Until March 5, 2012, all dealers that effect transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS

Exopack Holding Corp.

Exchange Offer for

$235,000,000 10% Senior Notes due 2018

December 6, 2011